

SmartStop®
Self Storage REIT, Inc.

Annual Report 2022

Building off our success in 2021, we continued to execute our strategy through strong organic growth and disciplined external growth.

Cover: SmartStop Self Storage, 289 34th Street North, St. Petersburg, Florida

Contents

Dear Fellow Stockholders

I am pleased to share our 2022 Annual Report with you following another exceptional year for SmartStop Self Storage REIT, Inc. ("SmartStop®"). While capital markets worldwide experienced unprecedented volatility, we continued executing our strategy through strong organic growth and disciplined external growth. Our diversified portfolio of high-quality self-storage locations has produced the best results in the sector over the past two- and three-year periods. The summer 2022 issue of THE IPA/STANGER MONITOR™ recognized us as the top 1-year, 3-year, and 5-year annualized total return performer among Lifecycle REITs. We are grateful for the remarkable team that's worked tirelessly to build SmartStop into the powerful brand and company it is today.

Operating Performance Highlights
Coming off a record year of growth in 2021, which saw the highest level of same-store NOI growth in our Company's history, we posted 16.5% same-store NOI growth in 2022 while also growing Funds From Operations, as adjusted by 51.4% over the prior year. Over the past two- and three-year periods, we have posted average same-store revenue growth of 15.2% and 11.3%, respectively, which is above the U.S. publicly listed REIT average. This growth, along with the continued execution of our external growth strategy, led to further creation of value, as evidenced by our declaration of an updated estimated Net Asset Value ("NAV") per share of $15.21, calculated as of September 30, 2022. This is approximately 1% higher than the prior NAV as of June 30, 2021, something we are particularly proud of given the ongoing period of public market dislocation. SmartStop now has a total capitalization valued at nearly $3.0 billion[1]. Additionally, our managed-REIT platform continues to provide us with attractive returns, as assets under management for our two managed REITs increased by $287 million over the course of 2022, and fees increased by 379%.

Scaling to Drive Value
We executed our multi-faceted external growth strategy during the year, surpassing 175 properties on the SmartStop platform. We invested in a blend of growth and income assets, from ground up development to stabilized assets, both on the balance sheet and across our managed-REIT platform. We continued executing on our key growth strategy to expand across Canada, investing in the Greater Toronto Area and new markets like Vancouver, Edmonton and Montreal. In addition, we continue to aggregate scale through strategic mergers. Having closed the $375 million Strategic Storage Trust IV, Inc. ("SST IV") merger in March 2021, we closed the $260 million all-stock merger with Strategic Storage Growth Trust II, Inc. ("SSGT II") in June 2022, which added 11 operating assets while maintaining a conservative leverage position.

Investing in Our Platform, Our Brand & Our People
At SmartStop, we invest in our properties as well as our platform and people. During the year, we implemented and migrated every property under the SmartStop brand to a new property operating software called Self Storage Manager ("SSM"). SSM is entirely hard-wired into our proprietary operating systems, such as pricing, digital marketing, and data analytics, and feeds into our internal data warehouse. The backbone of the SmartStop operating platform and brand is our dedicated staff of professionals. From our corporate office employees to our decentralized call center agents to our more than 320 field-level employees based in both the U.S. and Canada, our people are our most crucial investment. Our dedicated staff, institutional technology platform, and branding presence are just some of the reasons we once again received the top ranking among self-storage centers in Newsweek's America's Best Customer Service Award for 2023 and Reputation's 800 Award in the home services category.

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1. Total capitalization includes debt, preferred equity and equity market capitalization based on approx. 109.4 million shares and OP Units at 12/31/22 valued at the most recently published Net Asset Value of $15.21. Debt and preferred equity are measured at face value.



H. Michael Schwartz, Founder, Chairman and CEO

Preparing for What's Next
In 2022, there was unprecedented volatility in the public markets, and we used that opportunity to make several strategic moves to solidify and position our balance sheet for future growth. In April 2022, we received an investment-grade rating of BBB- with a Stable outlook from Kroll Bond Rating Agency, Inc. (KBRA). In March 2023, KBRA reaffirmed the rating. This rating is largely unprecedented for non-traded REITs and companies of our size. It is truly a testament to our financial position and portfolio. In tandem with the rating, we issued our inaugural private placement notes, raising $150 million for ten years at an attractive fixed interest rate. Along with our interest rate derivatives, approximately 93% of our debt was either fixed or capped as of year-end, limiting our interest rate risk.

While our Board continues to review alternatives for stockholder liquidity, it determined that it would be in the best interests of the Company to resume the Distribution Reinvestment Plan ("DRP") and partially resume the Share Redemption Program ("SRP"). Accordingly, our Board determined, on March 16, 2023, to fully reinstate the DRP and

reinstate the SRP for cases of stockholder's death, qualifying disability, confinement to a long-term care facility and other exigent circumstances.

Gratitude
Finally, on behalf of the entire SmartStop leadership team, I would like to thank our employees, customers and stockholders for their support and dedication to building SmartStop into one of the premier operators in our sector. With our investments in our technology-driven operating platform, our resilient and diversified portfolio, the SmartStop® brand and our people, we are confident in our ability to execute on our objectives and create additional value for our stockholders. We look forward to a rewarding year ahead.

Continued successes,

H. Michael Schwartz
Founder, Chairman and CEO



SmartStop Self Storage, 2380 Fenton Street, Chula Vista, California

2022 Performance

16.5%[1]
Same-Store NOI Growth

51.4%[1]
FFO, as Adjusted Growth

12.9%
Same-Store Revenue Growth

BBB-
Investment-Grade Credit Rating From Kroll Bond Rating Agency, Inc. (KBRA)

Our Portfolio

Owned and Managed Operating Portfolio in the U.S. and the Greater Toronto Area ("GTA") by NRSF[2]



FL	19.9%		
CA	16.0%	SC	1.8%
ON	14.0%	NJ	1.5%
NC	8.5%	MD	1.2%
TX	6.6%	AL	1.2%
NV	6.6%	IN	0.8%
AZ	4.6%	MA	0.7%
CO	3.5%	WI	0.6%
WA	3.5%	DE	0.6%
IL	3.1%	PA	0.6%
OH	2.0%	VA	0.5%
MI	1.9%	OR	0.4%

179[2]
Operating Properties in the U.S. & Canada

124K[2]
Units in the U.S. & Canada

105K
Average 3-Mile Radius Pop.

22[2]
Properties in the GTA

22[2]
States and the GTA

14.2M[2]
NRSF in the U.S. & Canada

378M[2]
AUM in the Managed REITs

5[2]
Development Properties in Canada

1. Net operating income (NOI) and FFO, as adjusted, are non-GAAP measures and a reconciliation of those measures to the most directly comparable GAAP financial measure can be found in our Form 10-K, enclosed herein, on pages 55 and 57 of such Form 10-K, respectively, for fiscal year 2022.
2. Data as of 12/31/2022. Represents owned and managed, including joint venture properties, unless otherwise stated.

High-Growth North American Markets



Aurora
Oshawa
Toronto
Mississauga
Hamilton

Toronto[1]

Owned Operating Properties[1]	20
Owned Development Properties[1]	2
NRSF	1,721,400
Portfolio % by NRSF	13.9%
Units	17,110
Q4 2022 Ending Occupancy	86.3%
Q4 2022 Rent POF	$19.02



Jupiter
Royal Palm Beach
West Palm Beach
Boynton Beach
Pompano Beach
Fort Lauderdale
Doral
Miami
Homestead

Miami / Ft. Lauderdale

Owned Operating Properties	11
NRSF	1,121,500
Portfolio % by NRSF	9.0%
Units	9,420
Q4 2022 Ending Occupancy	93.0%
Q4 2022 Rent POF	$24.46



Lancaster
Santa Clarita
Azusa
Los Angeles
Anaheim
Long Beach
Santa Ana
Huntington Beach

Los Angeles

Owned Operating Properties	10
NRSF	660,400
Portfolio % by NRSF	5.3%
Units	6,200
Q4 2022 Ending Occupancy	93.7%
Q4 2022 Rent POF	$24.43

1. Includes joint venture properties. Toronto Q4 2022 Rent POF presented in U.S. dollars, on an as-translated basis.



SmartStop Self Storage, 801 Milner Avenue, Scarborough, Ontario

Financial Highlights

↑27%
2022 SmartStop Self-Storage Revenue Growth

71.3%
Full Year Same-Store Operating Margins

↑51.4%*
2022 SmartStop FFO, as Adjusted Growth

92.3%
Ending 2022 Total Portfolio Occupancy

Total Revenue & Total Net Operating Income 2016-2022*



*Net operating income (NOI) and FFO, as adjusted, are non-GAAP measures and a reconciliation of those measures to the most directly comparable GAAP financial measure can be found in our Form 10-K, enclosed herein, on pages 55 and 57 of such Form 10-K, respectively, for fiscal year 2022. A reconciliation of NOI to the most directly comparable GAAP financial measure for prior fiscal years can be found on Appendix A, included at the end of the 2022 Annual Report. For comparability purposes, NOI for fiscal years 2022 and 2021 has been adjusted to include Tenant Protection Program revenues of approximately $7.5 million and $6.5 million, respectively, as such Tenant Protection Program revenues were historically included within NOI as filed in our prior annual reports.



SmartStop Self Storage, 10719 Southern Boulevard, Royal Palm Beach, Florida

Key Growth Markets in Canada

With strong population growth, lower supply per capita than almost all major cities in the U.S., increasing utilization of our product, and minimal institutional competition, we view the Greater Toronto Area ("the GTA") as one of the most attractive storage markets in the world. However, the GTA is just one of many markets in Canada with these favorable characteristics. In 2022, we executed our key growth strategy to expand across Canada, investing in the GTA as well as new markets like Vancouver, Edmonton and Montreal. Over the course of the year, we increased our owned or managed Canadian portfolio to 22 operating properties and added three more subsequent to year-end. We will continue to grow our Canadian portfolio with strong partnerships, like our development joint venture with SmartCentres, and we have a healthy pipeline of deals for 2023 and beyond.





SmartStop Self Storage, 3136 Mavis Road, Mississauga, Ontario



Data-Driven Operations Platforms

SmartStop employs a proprietary operations platform that utilizes data and analytics to improve operational efficiency and decision-making across the organization. The platform integrates data from various sources, including cloud-based applications, databases and application programming interfaces ("APIs"). In addition, we apply advanced analytics and machine learning algorithms to gain insights into and improve the execution of revenue management, marketing campaigns and pricing analytics.

Our platform can collect, process and analyze large amounts of data in real-time to optimize operational performance. It allows us to monitor our processes and identify areas for improvement by providing instantaneous visibility into rental rates, forecasted demand and unit mixes. The platform enables us to make data-driven decisions by providing actionable insights based on historical data and predictive analytics.

Making informed decisions and taking timely actions based on accurate and real-time information helps us reduce costs, streamline operations and enhance customer satisfaction.

Environmental Initiatives

SmartStop has a proud history of implementing environmentally sustainable projects across our portfolio. A leading initiative is to power our corporate headquarters and many of our self-storage facilities with renewable solar energy. Solar panel installations are designed so that each equipped property operates with little or no power from the electric grid.

As of December 31, 2022, SmartStop has:

- Equipped 33 self-storage sites with solar panels, with another six locations fully installed and awaiting permission to operate.
- Contracted to install over $10.8 million in solar energy projects, resulting in an estimated reduction of more than 7.9 Gigawatt hours (GWh) annually.
- At the estimated level of solar production, the reduction in our property utility expenses is expected to be greater than $1 million annually.

In 2022, SmartStop was recognized as a top corporate solar user by the Solar Energy Industries Association and was ranked in the top one percent in the number of solar installations at our owned and managed properties. In addition, SmartStop ranked in the top six percent for solar adoption capacity (in megawatts) among the more than 5,000 businesses surveyed. SmartStop continues to roll out solar-powered panels at our facilities across the U.S. In addition to what is already operational, we expect 31 projects to complete installation and go live in the near future.





SmartStop Self Storage, 1500 East Baseline Road, Phoenix, Arizona

Awards & Accolades



SmartStop Self Storage consistently achieves excellence in customer service. In the summer of 2022, Newsweek released its America's Best Customer Service ratings for 2023. SmartStop was once again designated the top-ranking company among self-storage centers. This recognition is a testament to the company's commitment to providing an exceptional customer experience. SmartStop's 2023 ranking is the highest rating of any self-storage provider in the five years that Newsweek has conducted the survey. This recognition speaks volumes about the dedication of SmartStop's customer service team.

In addition to Newsweek's recognition, SmartStop received Reputation's 800 Award for outstanding customer reviews in 2022. This award is given to companies that have consistently received high customer ratings on the Reputation platform, including online reviews, brand reach and health, social engagement, listing accuracy, and search impressions. SmartStop's team delivered exceptional customer service, resulting in positive reviews and high ratings across its locations.





In 2022 SmartStop's corporate headquarters received a Top Workplace designation from The Orange County Register. This recognition is based on a set of criteria that assesses the company's workplace culture, employee satisfaction, benefits and perks, opportunities for career growth, work-life balance, and overall work environment. Being recognized as a Top Workplace aids in attracting and retaining talent, improving employee morale and engagement, and enhancing the company's reputation.



SmartStop Self Storage, 145 Wicksteed Avenue, East York, Ontario



SmartStop Self Storage Corporate Headquarters - 10 Terrace Road, Ladera Ranch, California

About SmartStop®

SmartStop Self Storage REIT, Inc. ("SmartStop") is a self-managed REIT with a fully integrated operations team of approximately 450 self-storage professionals focused on growing the SmartStop® Self Storage brand. SmartStop, through its indirect subsidiary SmartStop REIT Advisors, LLC, also sponsors other self-storage programs. As of March 9, 2023, SmartStop had an owned or managed portfolio of 183 operating properties in 22 states and Canada, comprising approximately 127,600 units and 14.6 million rentable square feet. SmartStop and its affiliates own or manage 25 operating self-storage properties in Canada, which total approximately 22,000 units and 2.3 million rentable square feet. Additional information regarding SmartStop is available at www.smartstopselfstorage.com.

Our Values



SmartStop® is committed to providing an exemplary experience for our customers, stockholders and employees. From our corporate offices to our properties, we all focus on our three corporate pillars to ensure a successful and growing business.

Lead Together
SmartStop has a fully integrated operations team of more than 450 self-storage professionals. We are influencers, doers and motivators. Each person brings unique experience and talent to their position, but we realize that our true strength comes from collaborating and supporting one another. We can achieve extraordinary results when we work as a team and lead together.

Embrace Change
The world is constantly changing. Whether relocating for work, renovating a home, adapting to a growing family, or decluttering and organizing daily living, life events can be stressful, so we are committed to supporting our customers in a warm and welcoming way. We also recognize the importance of change as an organization expanding into new markets and embracing new technologies. Change may sometimes be difficult, but it is a necessary part of the process for our company to evolve and grow.

Enhance Everyone's Journey
We are committed to enhancing the journeys of everyone we meet. We serve our customers in the manner that best suits them, whether through our easy-to-use website, our dedicated call center, or our highly trained staff members at our stores. We support our employees by providing positive work environments and embracing their outside pursuits, such as employee-driven fundraising events, competing as amateur athletes or pursuing educational goals. We contribute to the communities where we live and work through charitable initiatives and other projects. Finally, we care for our world by reducing our carbon footprint through solar initiatives and other sustainability programs.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number: 000-55617

SmartStop Self Storage REIT, Inc.
(Exact name of Registrant as specified in its charter)

Maryland	**46-1722812**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

10 Terrace Rd.
Ladera Ranch, California 92694
(Address of principal executive offices)

(877) 327-3485
(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
None	None	None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.001 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☒	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial account standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

There is currently no established public market for the registrant's shares of common stock.
As of March 1, 2023, there were 88,878,561 outstanding shares of Class A common stock and 8,085,550 outstanding shares of Class T common stock of the registrant.

Documents Incorporated by Reference:
The registrant incorporates by reference in Part III (Items 10, 11, 12, 13 and 14) of this Form 10-K portions of its Definitive Proxy Statement for the 2023 Annual Meeting of Stockholders.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 10-K of SmartStop Self Storage REIT, Inc., other than historical facts, may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We intend for all such forward-looking statements to be covered by the applicable safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as "may," "will," "expect," "intend," "anticipate," "estimate," "believe," "seek," "continue," or other similar words.

Any such forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which we operate, and beliefs of, and assumptions made by, our management and involve uncertainties that could significantly affect our financial results. Such statements include, but are not limited to: (i) statements about our plans, strategies, initiatives, and prospects; and (ii) statements about our future results of operations, capital expenditures, and liquidity. Such statements are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from those projected or anticipated, including, without limitation:

- We have paid, and may continue to pay, distributions from sources other than cash flow from operations; therefore, we will have fewer funds available for the acquisition of properties, and our stockholders' overall return may be reduced.

- There is currently no public trading market for our shares and there may never be one; therefore, it will be difficult for our stockholders to sell their shares. Our charter does not require us to pursue a liquidity transaction at any time.

- Our share redemption program is currently suspended, and even if stockholders are able to have their shares redeemed, our stockholders may not be able to recover the amount of their investment in our shares.

- We have issued Series A Convertible Preferred Stock that ranks senior to all common stock and grants the holder superior rights compared to common stockholders, which may have the effect of diluting our stockholders' interests in us and discouraging a takeover or other similar transaction.

- We may only calculate the estimated value per share for our shares annually and, therefore, our stockholders may not be able to determine the estimated net asset value of their shares on an ongoing basis.

- Our future results may suffer as a result of the effect of recent affiliated mergers, acquisitions and other strategic transactions.

- Certain of our officers and key personnel will face competing demands relating to their time and will face conflicts of interest related to the positions they hold with affiliated entities, which could cause our business to suffer.

- Revenue and earnings from the Managed REIT Platform are uncertain.

- A subsidiary of ours is the sponsor of the Managed REITs and may sponsor additional future programs. As a result, we could be subject to any litigation that may arise by investors in those entities or the respective operations of those entities.

- Because we are focused on the self storage industry, our rental revenues will be significantly influenced by demand for self storage space generally, and a decrease in such demand would likely have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio.

- A high concentration of our properties in a particular geographic area would magnify the effects of downturns in that geographic area.

- Property taxes may increase, which would adversely affect our net operating income and cash available for distributions.

- If we suffer losses that are not covered by insurance or that are in excess of insurance coverage, we could lose invested capital and anticipated profits.

- Changes in the Canadian Dollar/USD exchange rate could have a material adverse effect on our operating results and value of the investment of our stockholders.

- We have broad authority to incur debt, and high debt levels could hinder our ability to continue to pay distributions at the current rate and could decrease the value of our stockholders' investments.

- We have incurred and intend to continue to incur, mortgage indebtedness and other borrowings, which may increase our business risks.

- If we or the other parties to our loans or secured notes payable, as applicable, breach covenants thereunder, such loan or loans or secured notes payable could be deemed in default, which could accelerate our repayment date and materially adversely affect the value of our stockholders' investment in us.

- Increases in interest rates could increase the amount of our debt payments and adversely affect our ability to continue to pay distributions at the current rate to our stockholders.

- Failure to continue to qualify as a REIT would adversely affect our operations and our ability to continue to pay distributions at our current level as we will incur additional tax liabilities.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this report is filed with the Securities and Exchange Commission and are not intended to be a guarantee of our performance in future periods. We cannot guarantee the accuracy of any such forward-looking statements contained in this Form 10-K, and we do not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For further information regarding risks and uncertainties associated with our business, and important factors that could cause our actual results to vary materially from those expressed or implied in such forward-looking statements, please refer to the factors listed and described under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the "Risk Factors" sections of the documents we file from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, this report and our quarterly reports on Form 10-Q, copies of which may be obtained from our website at www.investors.smartstopselfstorage.com.

PART I

ITEM 1. BUSINESS

Overview

SmartStop Self Storage REIT, Inc., a Maryland corporation (the "Company"), is a self-managed and fully-integrated self storage real estate investment trust ("REIT"), formed on January 8, 2013 under the Maryland General Corporation Law. Our year-end is December 31. As used in this report, "we," "us," "our," and "Company" refer to SmartStop Self Storage REIT, Inc. and each of our subsidiaries.

Business Objectives and Strategy

We focus on the ownership, operation, and acquisition of self storage properties located primarily within the top 100 metropolitan statistical areas, or MSAs, throughout the United States and the top census metropolitan areas, or CMAs, in Canada. According to the Inside Self Storage Top-Operators List for 2022, we are the 11th largest owner and operator of self storage properties in the United States based on number of properties, units, and rentable square footage. As of December 31, 2022, our wholly-owned portfolio consisted of 153 self storage properties diversified across 19 states and the Greater Toronto Area of Ontario, Canada comprising approximately 103,000 units and 11.8 million net rentable square feet. Additionally, we had 50% equity interests in ten unconsolidated real estate ventures located in the Greater Toronto Area, which consisted of seven operating self storage properties and two parcels of land currently under development into self storage facilities, and one single tenant industrial building, which we plan to convert into a self storage property over the long term. Further, through our Managed REIT Platform (as defined below), we serve as the sponsor of Strategic Storage Trust VI, Inc., a publicly-registered non-traded REIT ("SST VI"), and Strategic Storage Growth Trust III, Inc., a private company that intends to elect to qualify as a REIT ("SSGT III" and together with SST VI, the "Managed REITs"), both of which pay us fees to manage these programs and manage their 19 operating self storage properties (as of December 31, 2022).

Our primary business model is focused on owning and operating high quality self storage properties in high growth markets in the United States and Canada. We finance our portfolio through a diverse capital strategy which includes cash generated from operations, borrowings under our syndicated revolving line of credit, secured and unsecured debt financing, equity offerings and joint ventures. Our business model is designed to maximize cash flow available for distribution to our stockholders and to achieve sustainable long-term growth in cash flow in order to maximize long-term stockholder value at acceptable levels of risk. We execute our organic growth strategy by pursuing revenue-optimizing and expense-minimizing opportunities in the operations of our existing portfolio. We execute our external growth strategy by developing, redeveloping, acquiring and managing self storage facilities in the United States and Canada both internally and through our Managed REITs and we look to acquire properties that are physically stabilized, recently developed, in various stages of lease up or at certificate of occupancy. We seek to acquire under-managed facilities that are not operated by institutional operators, where we can implement our proprietary management and technology platforms to maximize net operating income.

As an operating business, self storage requires a much greater focus on strategic planning and tactical operation plans. Our in-house call center allows us to centralize our sales efforts as we capture new business over the phone, email, web-based chat, and text mediums. As we have grown our portfolio of self storage facilities, we have been able to consolidate and streamline a number of aspects of our operations through economies of scale. For example, we have implemented a blanket property and casualty insurance program over all properties owned or managed by us nationwide which, coupled with our size and geographic diversification, reduces our total insurance costs per property. We also utilize our digital marketing breadth and expertise which allows us to acquire customers efficiently by leveraging our portfolio size and technological proficiency. To the extent we acquired facilities in clusters within geographic regions, we see property management efficiencies resulting in reduction of personnel and other administrative costs.

As discussed herein, we, through our subsidiaries, currently serve as the sponsor of SST VI and SSGT III. We also served as the sponsor of Strategic Storage Trust IV, Inc., a public non-traded REIT ("SST IV") through March 17, 2021, and Strategic Storage Growth Trust II, Inc., a private REIT ("SSGT II") through June 1, 2022. Prior to March 17, 2021 and June 1, 2022, SST IV and SSGT II, respectively, were also included in the "Managed REITs." We operate the properties owned by the Managed REITs, consisting of, as of December 31, 2022, 19 operating properties and approximately 14,600 units and approximately 1.8 million rentable square feet. In addition, we have the internal capability to originate, structure and manage additional self storage investment programs (the "Managed REIT Platform") which would be sponsored by SmartStop REIT Advisors, LLC ("SRA"), our indirect subsidiary. We generate asset management fees, property management fees, acquisition fees, and other fees and also receive substantially all of the tenant protection program revenue earned by our Managed REITs. For the property management and advisory services that we provide, we are reimbursed for certain expenses that otherwise helps to offset our net operating expense burden.

Investment Objectives

We focus on investing in self storage facilities and related self storage real estate investments that are expected to support sustainable stockholder distributions over the long term. Our primary investment objectives are to: (1) invest in real property in a manner that allows us to qualify as a REIT for U.S. federal income tax purposes; (2) provide regular cash distributions to our stockholders; (3) preserve and protect our stockholders' invested capital; (4) achieve appreciation in the value of our properties over the long term; and (5) grow net cash flow from operations in order to provide sustainable cash distributions to our stockholders over the long-term.

Our management team has experience acquiring self storage facilities across a broad spectrum of opportunities including physically stabilized facilities, recently developed facilities in physical or economic lease up, facilities that have just received a certificate of occupancy ("C/O"), facilities in need of renovation and/or re-development and ground up development. We have adopted an investment allocation policy, pursuant to which we will have first priority for investment opportunities, and if we decline any such opportunity, we will allocate it to another program sponsored by us after considering various factors. In considering and evaluating potential acquisition opportunities, and to augment our seasoned acquisition team, we employ our proprietary underwriting methodology. We believe that we maintain a competitive advantage in acquiring facilities given the scale of our business and the experience and industry relationships of our team. We maintain a network of self storage operators, real estate brokers and other market participants in the U.S. and Canada, which gives us unique insight into new and highly desirable acquisition opportunities.

Liquidity Events

Subject to then-existing market conditions, and in the sole discretion of our board of directors, we intend to seek one or more of the following liquidity events within the next few years: (1) list our shares on a national securities exchange; (2) merge, reorganize or otherwise transfer our company or its assets to another entity with listed securities; (3) commence the sale of all of our properties and liquidate our company; or (4) otherwise create a liquidity event for our stockholders. Notwithstanding the foregoing, there is no requirement for us to complete one of these liquidity events and our board of directors has the sole discretion to continue operations indefinitely if it deems such continuation to be in the best interests of our stockholders.

Joint Ventures

We may enter into joint ventures, general partnerships, co-tenancies and other participations with real estate developers, owners and others for the purpose of owning and leasing real properties. Among other reasons, we may want to acquire properties through a joint venture with third parties or affiliates in order to diversify our portfolio of properties in terms of geographic region or property type or to co-invest with one of our property management partners. Joint ventures may also allow us to acquire an interest in a property without requiring that we fund the entire purchase price. In addition, certain properties may be available to us only through joint ventures. For example, in connection with the Self Administration Transaction (defined below), we acquired a joint venture arrangement with SmartCentres Real Estate Investment Trust, an unaffiliated third party ("SmartCentres"), pursuant to which we and SmartCentres work together to identify primarily self storage development opportunities in certain regions in Canada. On March 17, 2021, we acquired six SmartCentres joint venture properties in the SST IV Merger (defined below). On June 1, 2022, we acquired three SmartCentres joint ventures in the SSGT II Merger (defined below). Additionally, on May 25, 2022, we, as 50% owner and SmartCentres as the other 50% owner of a joint venture subsidiary, purchased a single tenant industrial building located in the city of Burnaby, British Columbia (the "Regent Property"), that we and SmartCentres intend to develop into a self storage facility in the future. Subsequent to December 31, 2022, on January 12, 2023 we as 50% owner and SmartCentres as the other 50% owner of a joint venture subsidiary, acquired a parcel of land in Whitby, Ontario (the "Whitby Property"), that we and SmartCentres intend to develop into a self storage facility in the future. Generally, SmartCentres has been responsible for the development of the properties and we have been responsible for the operation of the facilities upon completion. For more information, please see Note 4 − Investments in Unconsolidated Real Estate Ventures of the Notes to the Consolidated Financial Statements.

Completed Transactions

SST IV Merger

On March 17, 2021, we closed on an all-stock merger with SST IV (the "SST IV Merger").

As a result, we acquired all of the real estate owned by SST IV, consisting of (i) 24 self storage facilities located in 9 states comprising approximately 18,000 self storage units and approximately 2.0 million net rentable square feet, and (ii) SST IV's 50% equity interest in six unconsolidated real estate ventures located in the Greater Toronto Area of Ontario, Canada (the "SST IV JV Properties"). As of the merger date, the SST IV JV Properties consisted of three operating self storage properties and three parcels of land in various stages of development into self storage facilities, jointly owned with subsidiaries of SmartCentres. As of December 31, 2022, two of the development joint venture properties had been completed and had begun operations.

As a result of the SST IV Merger, approximately 23.1 million shares of SmartStop class A common stock ("Class A Shares") were issued in exchange for approximately 10.6 million shares of SST IV common stock.

The 24 SST IV operating properties were included in our operations for the 12 months ended December 31, 2022, and revenue associated therewith was approximately $35.5 million.

SSGT II Merger

On June 1, 2022, we closed on our merger with SSGT II (the "SSGT II Merger").

As a result, we acquired all of the real estate owned by SSGT II, consisting of (i) 10 wholly-owned self storage facilities located in seven states comprising approximately 7,740 self storage units and approximately 853,900 net rentable square feet, and (ii) SSGT II's 50% equity interest in three unconsolidated real estate ventures located in the Greater Toronto Area of Ontario, Canada. As of the merger date, the unconsolidated real estate ventures consisted of one operating self storage property and two parcels of land being developed into self storage facilities, with subsidiaries of SmartCentres owning the other 50% of such entities. Additionally, we obtained SSGT II's rights to acquire (i) one parcel of land being developed into a self storage facility in an unconsolidated joint venture with SmartCentres, and (ii) a self storage property located in Southern California. As of December 31, 2022, one of the development joint venture properties had been completed and had begun operations.

As a result of the SSGT II Merger, approximately 11.5 million shares of SmartStop Class A common stock ("Class A Shares") were issued in exchange for approximately 12.7 million shares of SSGT II common stock.

The 10 SSGT II operating properties were included in our operations for the last seven months of the year ended December 31, 2022, and revenue associated therewith was approximately $8.8 million.

2032 Private Placement Notes

On April 19, 2022, we as guarantor, and SmartStop OP, L.P. (our "Operating Partnership") as issuer, entered into a note purchase agreement (the "Note Purchase Agreement"), pursuant to which we issued $150 million of 4.53% Senior Notes due April 19, 2032 (the "2032 Private Placement Notes"). The proceeds were used primarily to pay off existing debt and to pay off certain existing indebtedness of SSGT II in connection with the SSGT II Merger. See Note 5 – Debt, for additional information.

Credit Facility

On March 17, 2021, we, through our Operating Partnership, entered into a credit facility with KeyBank, National Association as administrative agent, with an initial aggregate commitment of $500 million (the "Credit Facility"), which consisted of a $250 million revolving credit facility and a $250 million term loan. We used the initial draw proceeds of approximately $451 million primarily to pay off certain existing indebtedness as well as indebtedness of SST IV in connection with the SST IV Merger.

On October 7, 2021, we amended the Credit Facility to increase the commitments on the revolving credit facility by $200 million, to $450 million. As a result of this amendment, the aggregate commitment under the Credit Facility is now $700 million.

On April 19, 2022, we amended the Credit Facility to facilitate the issuance of the 2032 Private Placement Notes, make conforming changes between the Note Purchase Agreement and the Credit Facility, and to transition from London Interbank Offer Rate ("LIBOR") to secured overnight financing rate ("SOFR") for floating rate borrowings.

See Note 5 – Debt, for additional information.

Self Administration Transaction

On June 28, 2019, we acquired the self storage advisory, asset management and property management businesses and certain joint venture interests of Strategic Asset Management I, LLC (f/k/a SmartStop Asset Management, LLC), our former sponsor ("SAM"), along with certain other assets of SAM (collectively, the "Self Administration Transaction"). As a result of the Self Administration Transaction, we became self-managed and now, through our subsidiaries, serve as the sponsor of the Managed REITs. In addition, we have the internal capability to originate, structure and manage additional investment products (the "Managed REIT Platform") which would be sponsored by SmartStop REIT Advisors, LLC ("SRA"), our indirect subsidiary. See Note 10 – Related Party Transactions of the Notes to the Consolidated Financial Statements, for more information.

Equity

The Company was formed on January 8, 2013, under the Maryland General Corporation Law. We commenced our initial public offering in January 2014, in which we offered a maximum of $1.0 billion in common shares for sale to the public (the "Primary Offering") and $95.0 million in common shares for sale pursuant to our distribution reinvestment plan (collectively, the "Offering"), marketed and sold primarily through retail investor channels, including the independent broker dealer channel. At the termination of our Offering in January 2017, we had sold approximately 48 million Class A Shares and approximately 7 million shares of class T common stock ("Class T Shares") for approximately $493 million and $73 million respectively.

In November 2016, we filed with the SEC a Registration Statement on Form S-3, which registered up to an additional $100.9 million in shares under our distribution reinvestment plan (our "DRP Offering"). The DRP Offering may be terminated at any time upon 10 days' prior written notice to stockholders. As of December 31, 2022, we had sold approximately 7.2 million Class A Shares and approximately 1.0 million Class T Shares for approximately $77.8 million and $11.1 million, respectively, in our DRP Offering. On March 7, 2022, our board of directors approved the suspension of our DRP Offering such that distributions for the month of March 2022, payable on April 15, 2022, will be paid in cash, and thereafter, until such suspension is removed, if ever.

On October 29, 2019 (the "Commitment Date"), we entered into a preferred stock purchase agreement (the "Purchase Agreement") with Extra Space Storage LP (the "Investor"), a subsidiary of Extra Space Storage Inc. (NYSE: EXR), pursuant to which the Investor committed to purchase up to $200 million in shares (the aggregate shares to be purchased, the "Preferred Shares") of our newly-created Series A Convertible Preferred Stock (the "Series A Convertible Preferred Stock"), in one or more closings (each, a "Closing," and collectively, the "Closings"). The initial closing (the "Initial Closing") in the amount of $150 million occurred on the Commitment Date, and the second and final closing in the amount of $50 million occurred on October 26, 2020.

On December 6, 2022, our board of directors, upon recommendation of our Nominating and Corporate Governance Committee, approved an estimated net asset value per share of our common stock of $15.21 for our Class A Shares and Class T Shares based on the estimated value of our assets less the estimated value of our liabilities, or net asset value, divided by the number of shares outstanding on a fully diluted basis, calculated as of September 30, 2022.

Recent Economic Conditions

Broad economic weakness, inflationary pressures, rising interest rates, geopolitical events, and other economic events could adversely impact our business, financial condition, liquidity and results of operations. However, the extent and duration to which our operations may be impacted is highly uncertain and cannot be predicted.

Industry and Competition

Self storage refers to properties that offer month-to-month storage unit rental for personal or business use. Self storage facilities offer a cost-effective and flexible storage alternative in which customers rent fully enclosed and secure spaces. Typical unit sizes range from 5x5 feet to 10x30 feet with facilities typically providing a variety of different sizes and configurations. Customers typically have access to their storage units 18 hours a day, with some facilities offering 24-hour access. Rental rates can vary and are determined by the location and size of the rental space, the level of security, and whether the unit is climate controlled. The short-term nature of self storage leases creates the opportunity for real-time rate increases, which has led well-positioned facilities to achieve substantial rate growth in a rising cost environment.

In addition to primary self storage operations, facilities also tend to have a number of other ancillary products that provide incremental revenues. This includes, but is not limited to, tenant insurance, protection or insurance plans, moving and packing supplies, locks and boxes, and other services. Sophisticated operators have the opportunity to substantially increase profitability of under-managed facilities post acquisition.

The customer base of self storage operators includes both local residential customers, typically within a 3- to 5-mile radius of the facility, as well as commercial users. According to the 2023 Self Storage Almanac, self storage facilities generally have a customer mix of approximately 79% residential, 14% commercial, 4% military and 3% students.

- Residential customers generally store items ranging from furniture, household items and appliances to cars, boats and recreational vehicles.

- Commercial customers tend to include small business owners who require easy and frequent access to their goods, records, extra inventory or storage for seasonal goods. Commercial customers are also increasingly utilizing self storage for their distribution logistics, as its ease of access, security, flexible lease terms, climate control features and proximity to their distribution destinations all drive operational results.

- While military and student users are a smaller portion of the overall mix, the mix tends to vary by location of the facility, with facilities near military bases and universities achieving higher military and student mixes, respectively.

The self storage industry is highly fragmented, with owners and operators ranging from individual property owners to institutional investors and large, publicly traded REITs. According to the 2023 Self Storage Almanac, there are approximately 51,000 primary self storage facilities in the U.S. representing a total of 2.0 billion rentable square feet. The largest 100 operators manage approximately 59.0% of net rentable square footage, but only 34.8% of all U.S.-based self storage properties. The six publicly listed self storage companies are Public Storage, Extra Space Storage Inc., AMERCO (the parent company of U-Haul), CubeSmart, LifeStorage, Inc. and National Storage Affiliates Trust, which collectively operate approximately 21.9% of all U.S.-based self storage properties. Similar to the U.S., the self storage market in Canada exhibits highly fragmented ownership, albeit to a much greater extent. Colliers estimates that approximately 70% of all stores in Canada are owned by individuals with only one or two stores and the top 10 operators in Canada have roughly 20% market share. With the majority of the existing supply operated locally by non-institutional groups in the U.S and Canada, there is a significant market opportunity to acquire existing facilities and increase revenue and profitability through professional management, digitalization and physical expansion projects.

The ability for employees to work remotely has fueled demand for storage, contributing to a second consecutive year of above-historical average operating results across the industry in 2022. Elevated occupancy levels, supply constraints, and underlying demand drivers position the sector for continued growth in rents and profitability. These fundamentals have driven the self storage sector to achieve outsized rent growth relative to other REIT sectors in 2022. The short-term nature of self storage leases positions operators well in an inflationary environment. The nimble price, marketing, and leasing strategies that sophisticated operators have executed on, coupled with the current supply and demand environment, should position self storage favorably in order to achieve incremental growth relative to other real estate sectors. Despite the significant acceleration in recent growth, prior rates paired with operators' ability to increase rates to existing customers, suggest that there is room for continued rate growth. We believe the sector is well-positioned for continued growth, as self storage fundamentals remain healthy.

Industry Segments

Prior to the Self Administration Transaction on June 28, 2019, we internally evaluated all of our properties and interests therein as one industry segment and, accordingly, did not report segment information.

Subsequent to the Self Administration Transaction, we now operate in two reportable business segments: (i) self storage operations and (ii) our Managed REIT Platform business.

Management evaluates performance based upon net operating income ("NOI"). For our self storage operations, NOI is defined as leasing and related revenues, less property level operating expenses. NOI for the Company's Managed REIT Platform business represents Managed REIT Platform revenues less Managed REIT Platform expenses.

Government Regulations

Our business is subject to many laws and governmental regulations. Changes in these laws and regulations, or their interpretation by agencies and courts, occur frequently.

Accommodations for Persons with Disabilities

We are subject to various rules, regulations and standards with respect to accommodations we must make for individuals with disabilities. For example, in the United States, under the Americans with Disabilities Act of 1990, or ADA, all public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. We are also subject to similar requirements in Ontario, Canada, under the Accessibility for Ontarians with Disabilities Act, or AODA. Complying with such requirements could require us to remove access barriers. Failing to comply could result in the imposition of fines by various governmental agencies or an award of damages to private litigants. Although we intend to acquire properties that substantially comply with these requirements, we may incur additional costs related to compliance. In addition, a number of additional governmental laws may require us to modify any properties we purchase, or may restrict further renovations thereof, with respect to access by disabled persons. Additional legislation could impose financial obligations or restrictions with respect to access by disabled persons. Although we believe that these costs will not have a material adverse effect on us, if required changes involve a greater amount of expenditures than we currently anticipate, our ability to make distributions to our stockholders could be adversely affected.

Environmental Matters

Under various federal, state and local laws, ordinances and regulations, a current or previous owner or operator of real property may be held liable for the costs of removing or remediating hazardous or toxic substances. These laws often impose clean-up responsibility and liability without regard to whether the owner or operator was responsible for, or even knew of, the presence of the hazardous or toxic substances. The costs of investigating, removing or remediating these substances may be substantial, and the presence of these substances may adversely affect our ability to rent units or sell the property, or to borrow using the property as collateral, and may expose us to liability resulting from any release of or exposure to these substances. If we arrange for the disposal or treatment of hazardous or toxic substances at another location, we may be liable for the costs of removing or remediating these substances at the disposal or treatment facility, whether or not the facility is owned or operated by us. We may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site that we own or operate. Certain environmental laws also impose liability in connection with the handling of or exposure to asbestos containing materials, pursuant to which third parties may seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials and other hazardous or toxic substances.

Other Regulations

The properties we acquire will be subject to various federal, state and local regulatory requirements, such as zoning and state and local fire and life safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. We intend to acquire properties that are in material compliance with all such regulatory requirements. However, we cannot make assurances that these requirements will not be changed or that new requirements will not be imposed which would require significant unanticipated expenditures by us and could have an adverse effect on our financial condition and results of operations.

Employees and Human Capital

As of December 31, 2022, we had approximately 450 employees, none of which are represented by a collective bargaining agreement. We continually assess and strive to enhance employee satisfaction and engagement. We believe our relationship with our employees is good and that we provide them with adequate flexibility to meet personal and family needs. We also appreciate the importance of retention, growth and development of our employees and we believe we offer competitive compensation (including salary and bonuses) and benefits packages to our employees. Further, from professional development opportunities to leadership training, we have development programs and on-demand opportunities to cultivate talent throughout our organization.

We strive to foster an inclusive work environment, comprising top talent and high performing employees. We maintain policies that strive to protect our employees from discrimination or harassment on the basis of color, race, sex, national origin, ethnicity, religion, age, disability, sexual orientation, gender identification or expression or any other status protected by applicable law. To that end, we conduct annual training to raise awareness of (and with the goal of preventing) all forms of harassment and discrimination.

For a discussion of additional measures taken by us with respect to our employees in response to the COVID-19 pandemic, see the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations— Recent Market Conditions," below.

Available Information

We make available on the "Information – SEC Filings" subpage of our website (www.investors.smartstopselfstorage.com) free of charge our annual reports on Form 10-K, including this report, quarterly reports on Form 10-Q, current reports on Form 8-K, ownership reports on Forms 3, 4 and 5 and any amendments to those reports as soon as practicable after we electronically file such reports with the SEC. Our electronically filed reports can also be obtained on the SEC's internet site at http://www.sec.gov. Further, copies of our Code of Ethics and the charters for the Audit, Compensation, and Nominating and Corporate Governance Committees of our Board are also available on the "Information – Governance" subpage of our website.

ITEM 1A.   RISK FACTORS

Below are risks and uncertainties that could adversely affect our operations that we believe are material to stockholders. Additional risks and uncertainties not presently known to us or that we do not consider material based on the information currently available to us may also harm our business. Unless the context otherwise requires, references to stockholders are generally intended to be references to our common stockholders.

Risks Related to an Investment in SmartStop Self Storage REIT, Inc.

We have historically incurred net losses, have an accumulated deficit, and it is possible that our operations may not be profitable, or maintain profitability, in the future.

While we recorded net income attributable to our common stockholders of approximately $6.3 million for the fiscal year ended December 31, 2022, we have historically incurred net losses and cannot guarantee that we will sustain profitability or that we will not incur future operating losses. Our accumulated deficit was approximately $164.5 million as of December 31, 2022.

We have paid, and may continue to pay, distributions from sources other than cash flow from operations; therefore, we will have fewer funds available for the acquisition of properties, and our stockholders' overall return may be reduced.

During 2022, 100% of our distributions were funded using cash flow from operations. In the past, we have used offering proceeds, including our DRP Offering proceeds, to fund substantially all of our distributions. In the future we may borrow funds, issue additional securities, or sell assets in order to fund the distributions. While our DRP is currently suspended, if our DRP is reinstated, we may also make the distributions out of proceeds from our DRP. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. If we fund distributions from financings, then such financings will need to be repaid, and if we fund distributions from sources other than cash flow from operations in the future, then we will have fewer funds available for acquisition of properties or working capital, which may affect our ability to generate future cash flows from operations and may reduce our stockholders' overall returns. Additionally, to the extent distributions exceed cash flow from operations, a stockholder's basis in our stock may be reduced and, to the extent distributions exceed a stockholder's basis, the stockholder may recognize a capital gain.

There is currently no public trading market for our shares and there may never be one; therefore, it will be difficult for our stockholders to sell their shares. Our charter does not require us to pursue a liquidity transaction at any time.

There is currently no public market for our shares and there may never be one. Stockholders may not sell their shares unless the buyer meets applicable suitability and minimum purchase standards. Our charter also prohibits the ownership by any one individual of more than 9.8% of our stock, unless waived by our board of directors, which may inhibit large investors from desiring to purchase our stockholders' shares. As described below, our share redemption program is currently suspended. If we lift the suspension of our share redemption program, stockholders will continue to be limited in terms of the amount of shares which may be redeemed. Therefore, it may be difficult for our stockholders to sell their shares promptly or at all. If our stockholders are able to sell their shares, they will likely have to sell them at a substantial discount. It also is likely that the shares would not be accepted as the primary collateral for a loan. Our shares should be considered as a long-term investment because of the illiquid nature of the shares.

Our share redemption program is currently suspended, and even if stockholders are able to have their shares redeemed, our stockholders may not be able to recover the amount of their investment in our shares.

In March 2022, our board of directors approved the full suspension of our share redemption program with respect to our common stockholders. Prior to this time, our share redemption program was partially suspended, except for certain limited circumstances.

If our share redemption program is reinstated or a common stockholder is otherwise able to have their shares redeemed, such stockholders should be fully aware that our share redemption program contains significant restrictions and limitations. Further, our board of directors may limit, suspend, terminate or amend any provision of the share redemption program upon 30 days' notice. Redemptions of shares, when requested, will generally be made quarterly to the extent we have sufficient funds available to us to fund such redemptions. During any calendar year, we will not redeem in excess of 5% of the weighted average number of shares outstanding during the prior calendar year and redemptions will be funded solely from proceeds from our distribution reinvestment plan. We are not obligated to redeem shares under our share redemption program. Therefore, our common stockholders should not assume that they will be able to sell any of their shares back to us pursuant to our share redemption program at any time or at all.

The purchase price for shares we repurchase under our share redemption program is equal to the most recently published estimated net asset value per share of the applicable share class. Accordingly, our common stockholders may receive less by selling their shares back to us than they would receive if our investments were sold for their estimated values and such proceeds were distributed in our liquidation.

We have issued Series A Convertible Preferred Stock that ranks senior to all common stock and grants the holder superior rights compared to common stockholders, which may have the effect of diluting our stockholders' interests in us and discouraging a takeover or other similar transaction.

We have issued Series A Convertible Preferred Stock that ranks senior to all other shares of our stock, including our common stock, and grants the holder (the "Preferred Investor") certain rights that are superior to the rights of common stockholders, including with respect to the payment of distributions, liquidation preference, redemption rights, and conversion rights.

Distributions on the Series A Convertible Preferred Stock are cumulative and are declared and payable quarterly in arrears. We are obligated to pay the Preferred Investor its current distributions and any accumulated and unpaid distributions prior to any distributions being paid to our common stockholders and, therefore, any cash available for distribution is used

first to pay distributions to the Preferred Investor. If we fail to pay distributions on the Series A Convertible Preferred Stock for four quarters (whether or not consecutive), the Preferred Investor is permitted to vote on any matter submitted to a vote of the common stockholders of the Company, upon which the Preferred Investor and common stockholders shall vote together as a single class. In such a case, the Preferred Investor's vote would have a dilutive effect on the voting power of our common stockholders.

The Series A Convertible Preferred Stock has a liquidation preference in the event of our voluntary or involuntary liquidation, dissolution, or winding up of our affairs (a "liquidation") which could negatively affect any payments to the common stockholders in the event of a liquidation. Furthermore, the Series A Convertible Preferred Stock is redeemable in certain circumstances. A redemption of our Series A Convertible Preferred Stock, whether at our option or at the option of the holder of our Series A Convertible Preferred Stock, could have an adverse effect on our financial condition, cash flow and the amount available for distributions to our common stockholders.

The Preferred Investor also has, upon the occurrence of certain events, the right to convert any or all of the Series A Convertible Preferred Stock held by the Preferred Investor into shares of our common stock. The issuance of common stock upon conversion of the Series A Convertible Preferred Stock would result in dilution to our common stockholders. As of December 31, 2022, we had $200 million of Series A Convertible Preferred Stock outstanding, which would represent approximately 16.2% of our common stock on an as converted, fully diluted basis. See Note 6 – Preferred Equity, of the Notes to the Consolidated Financial Statements, for more information.

The Series A Convertible Preferred Stock also imposes several negative covenants on us such as not permitting us to exceed a leverage ratio of 60% loan-to-value or prohibiting us from entering into a merger with another entity whose assets are not at least 80% self storage related, in each case without an affirmative vote by the Preferred Investor. Because of these superior rights, the existence of the Series A Convertible Preferred Stock could have the effect of discouraging a takeover or other transaction in which holders of some or a majority of our outstanding common stock might receive a premium for their shares.

We may only calculate the estimated value per share for our shares annually and, therefore, our stockholders may not be able to determine the estimated net asset value of their shares on an ongoing basis.

On December 6, 2022, our board of directors approved an estimated value per share for our Class A shares and Class T shares of $15.21. Our board of directors approved this estimated value per share pursuant to rules promulgated by FINRA. When determining the estimated value per share there are currently no SEC, federal or state rules that establish requirements specifying the methodology to employ in determining an estimated value per share; provided, however, that the determination of the estimated value per share must be conducted by, or with the material assistance or confirmation of, a third-party valuation expert or service and must be derived from a methodology that conforms to standard industry practice.

In determining our estimated value per share, we primarily relied upon a valuation of our portfolio of properties as of September 30, 2022. Valuations and appraisals of our properties are estimates of fair value and may not necessarily correspond to realizable value upon the sale of such properties; therefore our estimated net asset value per share may not reflect the amount that would be realized upon a sale of each of our properties.

For the purposes of calculating the estimated value per share, an independent third party appraiser valued our properties as of September 30, 2022. The valuation methodologies used to value our properties involved certain subjective judgments. Ultimate realization of the value of an asset depends to a great extent on economic and other conditions beyond our control and the control of our independent appraiser. Further, valuations do not necessarily represent the price at which an asset would sell, since market prices of assets can only be determined by negotiation between a willing buyer and seller. Therefore, the valuations of our properties and our investments in real estate related assets may not correspond to the timely realizable value upon a sale of those assets. Because our share prices are primarily based on the estimated net asset value per share, our stockholders may pay more than realizable value when such shares are purchased or receive less than realizable value when such shares are sold.

We may be unable to pay or maintain cash distributions or increase distributions over time.

There are many factors that can affect the availability and timing of cash distributions to stockholders. We are required to pay dividends with respect to our Series A Convertible Preferred Stock at rate of 6.25% per annum, which is subject to increases following the fifth anniversary of the Series A Convertible Preferred Stock issuance. Distributions to our common stockholders will be based principally on distribution expectations of our investors and cash available from our operations.

The amount of cash available for distribution will be affected by many factors, such as our operating expense levels, as well as many other variables. Actual cash available for distribution may vary substantially from estimates. We cannot assure our stockholders that we will be able to pay or maintain distributions or that distributions will increase over time, nor can we give any assurance that rents from the properties will increase, that the securities we buy will increase in value or provide constant or increased distributions over time, or that future acquisitions of real properties will increase our cash available for distribution to stockholders. We also cannot assure our stockholders that our board of directors will not decide to reduce distributions based on other external factors. Additionally, our board of directors may decide to amend our distribution policy to provide for distributions on a quarterly basis instead of a monthly basis. Our actual results may differ significantly from the assumptions used by our board of directors in establishing the distribution rate to stockholders. If we fail to pay distributions on the Series A Convertible Preferred Stock for four quarters (whether or not consecutive), the Preferred Investor is permitted to vote on any matter submitted to a vote of the common stockholders of the Company, upon which the Preferred Investor and common stockholders shall vote together as a single class. In such a case, the Preferred Investor's vote would have a dilutive effect on the voting power of our common stockholders.

If we lose or are unable to retain our executive officers, our business could be harmed.

Our success depends to a significant degree upon the contributions of our executive officers. While we have adopted an Executive Severance and Change of Control Plan which is applicable to each of these officers, we do not have an employment agreement with any of these key personnel and we cannot guarantee that all, or any particular one, will remain employed by us. If we lose or are unable to retain our executive officers, our operating results and our future growth could suffer.

Our Executive Severance and Change of Control Plan and the related agreements with our executive officers may result in significant expense for us and may deter a third party from engaging in a change of control transaction with us that might otherwise result in a premium price to our stockholders.

We have adopted an Executive Severance and Change of Control Plan that is applicable to our executive officers and have entered into an associated Severance Agreement with each of our executive officers. Pursuant to such documents, if the officer's employment is terminated other than for cause or if the officer elects to terminate his employment with us for good reason, we will make a severance payment equal to the officer's highest annual compensation in the prior two years plus the officer's average cash performance bonus earned for the prior three years, multiplied by an amount specified in the Executive Severance and Change of Control Plan, together with continuation of medical coverage for a period of time specified in the Executive Severance and Change of Control Plan. In addition, certain outstanding equity awards may be subject to accelerated vesting or may remain eligible for vesting, as specified further in the Executive Severance and Change of Control Plan. These agreements may result in a significant expense for us if an executive officer's employment is terminated for certain reasons, and may discourage a third party from engaging in a change of control transaction with us that might otherwise result in a premium price for our stockholders.

Impairment of goodwill or other intangible assets resulting from the Self Administration Transaction may adversely affect our financial condition and results of operations.

During 2020, with the emergence of the COVID-19 Pandemic and the resulting volatility and disruption of the economy and capital markets, and the ability of our Managed REITs to raise additional equity in light of the foregoing, we recorded various impairments to goodwill and other intangible assets, related to our Managed REITs. Potential additional future impairments of goodwill or other intangible assets, including trademarks and other acquired intangibles, resulting from the Self Administration Transaction could adversely affect our financial condition and results of operations. We assess our goodwill and other intangible assets and long-lived assets for impairment at least annually or upon the occurrence of a triggering event, as required by GAAP. We are required to record an impairment charge if circumstances indicate that the asset carrying values exceed their fair values. Our assessment of goodwill, other intangible assets, or long-lived assets could indicate that an impairment of the carrying value of such assets may have occurred that could result in a material, non-cash write-down of such assets, which could have a material adverse effect on our results of operations and future earnings.

Our trademarks are important, and the loss of or our inability to enforce trademark and other proprietary intellectual property rights could harm our business.

We own trademarks and other intellectual property rights, including but not limited to the "SmartStop®" and "Strategic Storage®" brands, which are important to our success and competitive position, and the loss of or our inability to enforce trademark and other proprietary intellectual property rights could harm our business. We will devote substantial resources to the establishment and protection of our trademarks and other proprietary intellectual property rights.

Our efforts to protect our intellectual property may not be adequate. Third parties may misappropriate or infringe on our intellectual property. From time to time, we may engage in litigation to protect our intellectual property, which could result in substantial costs as well as diversion of management attention. The occurrence of any of these risks could adversely affect our business and results of operations.

Strategic Transfer Agent Services, LLC, our Transfer Agent, has a limited operating history and a failure by our Transfer Agent to perform its functions for us effectively may adversely affect our operations.

Our Transfer Agent is a related party. While it is a registered transfer agent with the SEC, the business was formed in October 2017 and has had only limited operations to date. Because of its limited experience, there is no assurance that our Transfer Agent will be able to effectively provide transfer agent and registrar services to us. Furthermore, our Transfer Agent will be responsible for supervising third party service providers who may, at times, be responsible for executing certain transfer agent and registrar services. If our Transfer Agent fails to perform its functions for us effectively, our operations may be adversely affected.

Our bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders with respect to our Company, our directors, our officers, or our employees. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that the stockholder believes is favorable for disputes with us or our directors, officers, or employees, which may discourage meritorious claims from being asserted against us and our directors, officers, and employees. Alternatively, if a court were to find this provision of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition, or results of operations.

Our future results may suffer as a result of the effect of recent affiliated mergers, acquisitions and other strategic transactions.

We consummated the SSGT Merger in January 2019, the SST IV Merger in March 2021 and the SSGT II merger in June 2022. We will likely continue to expand our operations through additional mergers, acquisitions and other strategic transactions, including such transactions with affiliated real estate programs or Managed REITs, some of which may involve complex challenges. Our future success will depend, in part, upon the merger consideration negotiated by our special committees appointed by our board of directors in connection with these affiliated mergers, our ability to manage our expansion opportunities, integrate new operations into our existing business in an efficient and timely manner, successfully monitoring our operations, costs and service quality, and maintaining other necessary internal controls. There can be no assurance that our expansion or acquisition opportunities will be successful, or that we will realize our expected operating efficiencies, cost savings, revenue enhancements, synergies, or other benefits. Moreover, we assumed the liabilities of SSGT, SST IV and SSGT II in connection with the respective mergers. These liabilities could have a material adverse effect on our business to the extent we have not identified such liabilities or have underestimated the amount of such liabilities.

We are the subject of various claims and legal proceedings and may become the subject of claims, litigation or investigations which could have a material adverse effect on our business, financial condition or results of operations.

In the ordinary course of business, we are the subject of various claims and legal proceedings and may become the subject of claims, litigation or investigations, including commercial disputes and employee claims, such as claims of age discrimination, sexual harassment, gender discrimination, immigration violations or other local, state and federal labor law violations, and from time to time may be involved in governmental or regulatory investigations or similar matters arising out of our current or future business. While we have policies in place that are intended to prevent or address such issues, we cannot be assured that such policies will adequately prevent or mitigate the foregoing concerns and any associated harm. Any claims asserted against us or our management, regardless of merit or eventual outcome, could harm our reputation or the reputation of our management and have an adverse impact on our relationship with our clients, business partners and other third parties and could lead to additional related claims. In light of the potential cost and uncertainty involved in litigation, we have in the past and may in the future settle matters even when we believe we have a meritorious defense. Certain claims may

seek injunctive relief, which could disrupt the ordinary conduct of our business and operations or increase our cost of doing business. Our insurance or indemnities may not cover all claims that may be asserted against us. Furthermore, there is no guarantee that we will be successful in defending ourselves in pending or future litigation or similar matters under various laws. Any judgments or settlements in any pending litigation or future claims, litigation or investigation could have a material adverse effect on our business, financial condition and results of operations.

Privacy concerns could result in regulatory changes that may harm our business.

The California Consumer Privacy Act (the "CCPA") went into effect on January 1, 2020. Additionally, an amendment to the CCPA, the California Privacy Rights Act (the "CPRA") went into effect on January 1, 2023, with a lookback to January 1, 2022. While the CPRA modifications are not finalized, the current proposed amendment significantly modifies the CCPA and imposes additional data protection obligations on companies doing business in California. The CCPA, as amended by the CPRA, is intended to protect consumer privacy rights, and, among other things, provide California residents with the ability to know what information companies collect about them, to request, in certain circumstances, the deletion of such information, and to affirmatively opt out of the sale or "sharing" of their personal information. We cannot yet predict the full impact of the CCPA, as amended by the CPRA, or any rules or regulations promulgated thereunder, nor can we predict the full impact of any interpretations thereof. While we have developed processes and notices that are intended to comply in all material respects with applicable CCPA and CPRA requirements, a regulatory agency may not agree with certain of our implementation decisions, which could subject us to litigation, regulatory actions or changes to our business practices that could increase costs or reduce revenues. Other states have also considered or are considering privacy laws similar to the CCPA and the CPRA, and a federal consumer privacy law has also been proposed. Similar laws may be implemented in other jurisdictions that we do business in and in ways that may be more restrictive than the CCPA or the CPRA, increasing the cost of compliance, as well as the risk of noncompliance, on our business.

Certain of our officers and key personnel will face competing demands relating to their time and will face conflicts of interest related to the positions they hold with affiliated entities, which could cause our business to suffer.

Certain of our officers and key personnel and their respective affiliates are officers, key personnel, advisors, managers, and sponsors of other real estate programs having investment objectives and legal and financial obligations similar to ours, including the Managed REITs. In addition, our Chief Executive Officer remains (i) Chairman of the Board of Strategic Student & Senior Housing Trust, Inc. and (ii) the Chief Executive Officer of our former sponsor. Because these persons have competing demands on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. Should these persons not balance these competing demands on their time and resources, our business could suffer. Furthermore, these persons owe fiduciary duties to these other entities and their owners, which fiduciary duties may conflict with the duties that they owe to our stockholders and us. Their loyalties to these other entities could result in actions or inactions that are detrimental to our business.

Our Chief Executive Officer is a controlling person of an entity that owns a minority interest in our Operating Partnership and Class A Shares, and therefore may face conflicts with regard to his fiduciary duties to us and his fiduciary duties to that entity, including conditions pertaining to redemption of our common stock or the limited partnership interests and voting matters related to such interests.

Our Chief Executive Officer is a controlling person of SAM, our former sponsor, which as of December 31, 2022 indirectly owned an approximately 9.1% interest in limited partnership interests in our Operating Partnership and 0.4% of our common stock. Such limited partnership interests may be exchanged for our common stock in the future. If such limited partner interests were converted, our CEO would own approximately 10% of our common stock. In addition, in certain circumstances such as a merger, sale of all or substantially all of our assets, share exchange, conversion, dissolution or amendment to our charter, in each case where the vote of our stockholders is required under Maryland law, the consent of our Operating Partnership will also be required, which could result in our Chief Executive Officer being able to influence such matters submitted to a vote of our stockholders. This may result in an outcome that may not be favorable to our stockholders. Our Chief Executive Officer may also make decisions on behalf of SAM related to redemptions of either its limited partnership interests or its common stock which may negatively impact our stockholders.

Revenue and earnings from the Managed REIT Platform are uncertain.

Increasing our revenue from the Managed REIT Platform is dependent in large part on the ability to raise capital in offerings for existing or future Managed REITs or other future programs, as well as on our ability to make investments that meet the investment criteria of existing and future entities, both of which are subject to uncertainty with respect to capital market and real estate market conditions. This uncertainty could have an adverse impact on our earnings. Moreover, revenue

generated from asset management fees, property management fees, and other fees and distributions relating to the Managed REITs' offerings and the investment and management of their respective assets may be affected by factors that include not only our ability to increase the Managed REITs' portfolio of properties under management, but also changes in valuation of those properties, sales of the Managed REIT properties and assets and our ability to successfully operate the Managed REIT properties.

The Managed REITs may not generate sufficient revenue or may incur significant debt, which either due to liquidity problems or restrictive covenants contained in their borrowing agreements could restrict their ability to pay or reimburse fees and expenses owed to us when due. In addition, the revenue payable by the Managed REITs is subject to certain limits set forth in their respective advisory agreements, which may limit the growth of our revenue. Furthermore, our ability to earn certain subordinated distributions from the Managed REITs is tied to providing liquidity events for the Managed REITs. Our ability to provide such liquidity events, and to do so under circumstances that will satisfy the applicable subordination requirements, will depend on market conditions at the relevant time, which may vary considerably over a period of years. If we are unable to satisfy such subordination requirements, certain equity interests we hold in the Managed REITs may be impaired.

Because the revenue streams from the advisory agreements with the Managed REITs are subject to limitation or cancellation, any such termination could adversely affect our financial condition, cash flow and the amount available for distributions to our common stockholders.

Our advisory agreements with the Managed REITs are subject to the renewal terms thereof and each may generally be terminated by each Managed REIT, without cause or penalty, upon 60 days' written notice. There can be no assurance that the advisory agreements will be renewed before they expire or that the advisory agreements will not be terminated. Any such non-renewal or termination could adversely affect our financial condition, cash flow and the amount available for distributions to our common stockholders.

We will face conflicts of interest relating to the purchase of properties, including conflicts with the Managed REITs, and there can be no assurance that our investment allocation policy will adequately address all of the conflicts that may arise or that it will address such conflicts in a manner that is more favorable to us than to the Managed REITs.

We own the entities that serve as the sponsor and advisor to the Managed REITs, which have investment objectives similar to ours, and we may be buying properties at the same time as one or more of the Managed REITs, or other programs managed by us, our officers, our key personnel or our subsidiaries (the "Other Programs"). Accordingly, we will have conflicts of interest in allocating potential properties, acquisition expenses, management time, services, and other functions between various existing enterprises or future enterprises with which the Managed REITs may be or become involved. SST VI is a public non-traded Managed REIT which began operations in early 2021 that invests in self storage properties and has assets of approximately $280 million as of December 31, 2022, and SSGT III is a private Managed REIT which began operations in May 2022 that invests in self storage properties and had assets of approximately $91 million as of December 31, 2022.

While we have adopted an acquisition allocation policy in an effort to appropriately allocate acquisitions among us, the Managed REITs and the Other Programs, there can be no assurance that such allocation policy will adequately address all of the conflicts that may arise or that it will address such conflicts in a manner that is more favorable to us than to the Managed REITs or the Other Programs. In addition, conflicts of interest may exist in the valuation of our investments and regarding decisions about the allocation of specific investment opportunities among us, the Managed REITs and the Other Programs and the allocation of fees and costs among us, the Managed REITs and the Other Programs. To the extent we fail to appropriately deal with any such conflicts, it could negatively impact our reputation and ability to raise additional funds or result in potential litigation against us.

If the Managed REITs are unable to repay certain loans made to them by us or redeem certain preferred equity investments made in them by us, our liquidity, financial condition, cash flow, and the amount available for distributions to our common stockholders could be adversely affected.

We have provided and may continue to provide financial support to the Managed REITs in the form of mezzanine loans, preferred equity investments, and other strategic investments. As of February 15, 2023, we had an aggregate of approximately $50.0 million in outstanding mezzanine loans to the Managed REITs, and we had invested an aggregate of approximately $10.0 million in the Managed REITs in the form of common units of the Managed REITs' operating partnerships. Additionally, we had invested an aggregate of approximately $15.0 million in the form of preferred units of the Managed REITs' operating partnerships. If the Managed REITs are unable to raise sufficient additional capital or produce

adequate funds from operations, they may not be able to repay such loan amounts or redeem such preferred equity investments on a timely basis. As a result, the amounts loaned or invested may remain unavailable to us longer than expected, which could have a negative impact on our liquidity and could result in us pursuing additional capital in the form of additional debt or equity issuances. If we are unable to acquire additional capital, our financial condition, cash flow, and the amount available for distributions to our common stockholders could be adversely affected.

A subsidiary of ours is the sponsor of the Managed REITs and may sponsor additional future programs. As a result, we could be subject to any litigation that may arise by investors in those entities or the respective operations of those entities.

In the course of their operations, the Managed REITs and the other future programs may be subject to lawsuits. We may be named in such lawsuits as the sponsor of such entities and may, in some instances, be found to be subject to liability. In such an instance, our ability to seek reimbursement or indemnification from such programs may be limited. If we are subject to significant legal expenses, it could have an adverse effect on our financial condition.

Risks Related to Our Corporate Structure

The limit on the number of shares a person may own may discourage a takeover that could otherwise result in a premium price to our stockholders.

In order for us to qualify as a REIT, no more than 50% of our outstanding stock may be beneficially owned, directly or indirectly, by five or fewer individuals (including certain types of entities) at any time during the last half of each taxable year. To ensure that we do not fail to qualify as a REIT under this test, our charter restricts ownership by one person or entity to no more than 9.8% of the value of our then-outstanding capital stock or more than 9.8% of the value or number of shares, whichever is more restrictive, of our then outstanding common stock. This restriction may have the effect of delaying, deferring, or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer, or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock.

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of common stockholders or discourage a third party from acquiring us in a manner that might result in a premium price to our stockholders.

Our charter permits our board of directors to issue up to 900,000,000 shares of capital stock. In addition, our board of directors, without any action by our stockholders, may amend our charter from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series of stock that we have authority to issue. Our board of directors may classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption of any such stock. Thus, our board of directors could authorize the issuance of preferred stock with terms and conditions that have a priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock, such as our Series A Convertible Preferred Stock. See the risk factor captioned "We have issued Series A Convertible Preferred Stock that ranks senior to all common stock and grants the holder superior rights compared to common stockholders, which may have the effect of diluting our stockholders' interests in us and discouraging a takeover or other similar transaction." in the section titled "Risks Related to an Investment in SmartStop Self Storage REIT, Inc.," above. Preferred stock could also have the effect of delaying, deferring, or preventing a change in control of our company, including an extraordinary transaction (such as a merger, tender offer, or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock.

We have opted out of provisions of the MGCL relating to deterring or defending hostile takeovers.

Under Maryland law, "business combinations" between a Maryland corporation and an interested stockholder (as defined in the statute) or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

- any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation's outstanding voting stock; or

- an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the corporation.

These prohibitions are intended to prevent a change of control by interested stockholders who do not have the support of our board of directors. Pursuant to the statute, our board of directors has by resolution exempted business combinations between us and any person, provided that the business combination is first approved by our board of directors.

Also, under Maryland law, control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of stockholders entitled to cast two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, an officer of the corporation, or an employee of the corporation who is also a director of the corporation, are excluded from the vote on whether to accord voting rights to the control shares. As permitted by the MGCL, our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our stock.

Our decision to opt out of the above provisions of the MGCL removes certain protections of the MGCL that may otherwise deter a hostile takeover or assist us in defending against a hostile takeover. There is no guarantee that the ownership limitations in our charter would provide the same measure of protection as the above provisions of the MGCL and prevent an undesired change of control by an interested stockholder.

Our rights and the rights of our stockholders to recover claims against our officers and directors are limited, which could reduce our stockholders' and our recovery against them if they cause us to incur losses.

Maryland law provides that a director has no liability in that capacity if the director performs his or her duties in good faith, in a manner the director reasonably believes to be in the corporation's best interests, and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter requires us to indemnify our directors and officers and permits us to indemnify our employees and agents for actions taken by them to the maximum extent permitted under Maryland law. Additionally, our charter limits the liability of our directors and officers for monetary damages to the maximum extent permitted under Maryland law. As a result, we and our stockholders may have more limited rights against our directors, officers, employees and agents than might otherwise exist under common law, which could reduce our stockholders' and our recovery against them. We have also entered into indemnification agreements with each of our directors and executive officers, which obligate us to indemnify such persons in certain circumstances, including if they are or are threatened to be made a party to, or witness in, any proceeding by reason of their status as a present or former director or officer of us. In addition, we may be obligated to fund the defense costs incurred by our directors, officers, employees and agents in some cases which would decrease the cash otherwise available for distribution to our stockholders.

Future offerings of debt securities, which would be senior to our common stock, or equity securities, which would dilute our existing stockholders and may be senior to our common stock, may adversely affect our stockholders, and our stockholders' interests in us will be diluted as we issue additional shares.

We may in the future attempt to increase our capital resources by offering debt or equity securities, including notes and classes of preferred or common stock. Debt securities or shares of preferred stock may generally be entitled to receive interest payments or distributions, both current and in connection with any liquidation or sale, prior to the holders of our common stock. We are not required to offer any such additional debt or equity securities to existing common stockholders on a preemptive basis. Therefore, offerings of common stock or other equity securities may dilute the holdings of our existing stockholders. Because we may generally issue any such debt or equity securities in the future without obtaining the consent of our stockholders, you will bear the risk of such future offerings, including the dilution of your proportionate ownership.

In addition, subject to any limitations set forth under Maryland law, our board of directors may increase the number of authorized shares of stock (currently 900,000,000 shares), increase or decrease the number of shares of any class or series of stock designated, or reclassify any unissued shares without the necessity of obtaining stockholder approval. All such shares may be issued in the discretion of our board of directors. Further, our Series A Convertible Preferred Stock may be converted into our common stock under certain circumstances. In addition, we have granted, and expect to grant in the future, equity awards to our independent directors and certain of our employees, including our executive officers, which to date consist of restricted stock of the Company and LTIP units of our Operating Partnership, which are convertible into shares of our common stock subject to satisfaction of certain conditions. Finally, a subsidiary of SAM owns units of limited partnership interest in our Operating Partnership which are convertible into shares of our Class A common stock under certain circumstances.

Therefore, existing stockholders will experience dilution of their equity investment in us as we (1) sell additional shares in the future, including those issued pursuant to our distribution reinvestment plan, (2) sell securities that are convertible into shares of our common stock, (3) issue shares of our common stock in a private offering of securities, (4) issue restricted shares of our common stock or other equity-based securities to our independent directors and executive officers, (5) issue shares of our common stock in a merger or to sellers of properties acquired by us in connection with an exchange of limited partnership interests of our Operating Partnership, or (6) convert shares of our Series A Convertible Preferred Stock into shares of our common stock.

Because the limited partnership interests of our Operating Partnership may, in the discretion of our board of directors, be exchanged for shares of our common stock, any merger, exchange or conversion between our Operating Partnership and another entity ultimately could result in the issuance of a substantial number of shares of our common stock, thereby diluting the percentage ownership interest of other stockholders. Because of these and other reasons, our stockholders may experience substantial dilution in their percentage ownership of our shares.

Risks Related to the Self Storage Industry

Because we are focused on the self storage industry, our rental revenues will be significantly influenced by demand for self storage space generally, and a decrease in such demand would likely have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio.

Because our portfolio of properties consists primarily of self storage facilities, we are subject to risks inherent in investments in a single industry. A decrease in the demand for self storage space would likely have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio. Demand for self storage space has been and could be adversely affected by weakness in the national, regional, and local economies and changes in supply of or demand for similar or competing self storage facilities in an area. To the extent that any of these conditions occur, they are likely to affect demand, and market rents, for self storage space, which could cause a decrease in our rental revenue. Any such decrease could have a material adverse impact on our business, financial condition, and results of operations. We do not expect to invest in other real estate or businesses to hedge against the risk that industry trends might decrease the profitability of our self storage-related investments.

We face significant competition in the self storage industry, which may increase the cost of acquisitions or developments or impede our ability to retain customers or re-let space when existing customers vacate.

We face intense competition in every market in which we purchase self storage facilities. We compete with numerous national, regional, and local developers, owners and operators in the self storage industry, including the Managed REITs, publicly traded REITs, other REITs and institutional investment funds. Moreover, development of self storage facilities has increased in recent years, which has intensified competition, and we expect it will continue to do so as newly developed facilities are opened. In addition, competition for suitable investments may reduce the number of suitable investment opportunities available to us, may increase acquisition costs, and may reduce demand for self storage units in certain areas where our facilities are located, all of which may adversely affect our operating results. Additionally, an economic slowdown in a particular market could have a negative effect on our self storage revenues.

If competitors build new facilities that compete with our facilities or offer space at rental rates below the rental rates we charge our customers, we may lose potential or existing customers and we may be pressured to discount our rental rates to retain customers. In addition, increased competition for customers may require us to make capital improvements to facilities that we would not otherwise make. As a result, our rental income could decline, which could have a material adverse impact on our business, financial condition, and results of operations.

We may not be successful in identifying and consummating suitable acquisitions, or integrating and operating acquired properties, which may adversely impact our growth and results of operations.

We expect to make future acquisitions of self storage properties. We may not be successful in identifying and consummating suitable acquisitions that meet our criteria, which may impede our growth. We may encounter competition when we seek to acquire properties, especially for brokered portfolios. Aggressive bidding practices by prospective acquirers have been commonplace and this competition also may be a challenge for our acquisition strategy and potentially result in our paying higher prices for acquisitions, including, in some instances, paying consideration for certain properties that may be more than others are willing to pay for such properties. Should we pay higher prices for self storage properties or other assets, our operating results may suffer. Furthermore, when we acquire self storage properties, we will be required to

integrate them into our then-existing portfolio. The acquired properties may turn out to be less compatible with our acquisition strategy than originally anticipated, may cause disruptions in our operations, or may divert management's attention away from day-to-day operations, which could impair our results of operations. Our ability to acquire or integrate properties may also be constrained by the following additional risks:

- we face competition from national (e.g., large public and private self storage companies, institutional investors and private equity funds), regional and local owners, operators and developers of self storage properties, which may result in higher property acquisition prices and reduced yields;

- the inability to achieve satisfactory completion of due diligence investigations and other customary closing conditions;

- we may fail to finance an acquisition on favorable terms or at all;

- spending more than the time and amounts budgeted to make necessary improvements or renovations to acquired properties;

- the inability to accurately estimate physical occupancy levels, rental rates, operating costs or costs of improvements to bring an acquired property up to an acceptable level of quality to meet our expected standards; and

- we may acquire properties subject to liabilities without any recourse, or with only limited recourse, with respect to unknown liabilities such as liabilities for clean-up of undisclosed environmental contamination, claims by persons dealing with the former owners of the properties and claims for indemnification by general partners, trustees, officers and others indemnified by the former owners of the properties.

The acquisition of new properties may give rise to difficulties in predicting revenue potential.

New acquisitions could fail to perform in accordance with our expectations. If we fail to accurately estimate occupancy levels, rental rates, operating costs, or costs of improvements to bring an acquired facility up to our standards, the performance of the facility may be below expectations. Properties we acquire may have characteristics or deficiencies affecting their valuation or revenue potential that we have not yet discovered. We cannot assure our stockholders that the performance of properties we acquire will increase or be maintained under our management.

We depend on our on-site personnel to maximize customer satisfaction at each of our facilities, and any difficulties we encounter in hiring, training, and retaining skilled field personnel may adversely affect our rental revenues.

The customer service, marketing skills, knowledge of local market demand and competitive dynamics of our facility managers are contributing factors to our ability to maximize our rental income and to achieve the highest sustainable rent levels at each of our facilities. If we are unable to successfully recruit, train, and retain qualified field personnel, our rental incomes may be adversely affected, which could have a material adverse impact on our business, financial condition, and results of operations.

Delays in development and lease-up of our properties would reduce our profitability.

We may acquire properties that require repositioning or redeveloping such properties with the goal of increasing cash flow, value or both. Construction delays to new or existing self storage properties due to weather, unforeseen site conditions, personnel problems, and other factors could delay our anticipated customer occupancy plan which could adversely affect our profitability and cash flow. Furthermore, our estimate of the costs of repositioning or redeveloping an acquired property may prove to be inaccurate, which may result in our failure to meet our profitability goals. We may also encounter unforeseen cost increases associated with building materials or construction services resulting from trade tensions, disruptions, tariffs, duties or restrictions or an epidemic, pandemic or other health crisis, such as the COVID-19 outbreak. Additionally, we may acquire a new property that has a relatively low physical occupancy, and the cash flow from existing operations may be insufficient to pay the operating expenses associated with that property until the property is adequately leased. If one or more of these properties do not perform as expected or we are unable to successfully integrate new properties into our existing operations, our financial performance may be adversely affected.

The risks associated with storage contents may increase our operating costs or expose us to potential liability that may not be covered by insurance, which may have adverse effects on our business, financial condition, and results of operations.

The self storage facilities we own and operate are leased directly to customers who store their belongings without any immediate inspections or oversight from us. We may unintentionally lease space to groups engaged in illegal and dangerous activities. Damage to storage contents may occur due to, among other occurrences, the following: war, acts of terrorism, earthquakes, floods, hurricanes, pollution, environmental matters, fires or events caused by fault of a customer, fault of a third party, or fault of our own. Such damage may or may not be covered by insurance maintained by us, if any. We will determine the amounts and types of insurance coverage that we will maintain, including any coverage over the contents of any properties in which we may invest. Such determinations will be made on a case-by-case basis based on the type, value, location, and risks associated with each investment, as well as any lender requirements, among any other factors we may consider relevant. There is no guarantee as to the type of insurance that we will obtain for any investments that we may make and there is no guarantee that any particular damage to storage contents would be covered by such insurance, even if obtained. The costs associated with maintaining such insurance, as well as any liability imposed upon us due to damage to storage contents, may have a material adverse impact on our business, financial condition, and results of operations.

Additionally, although we require our customers to sign an agreement stating that they will not store flammable, hazardous, illegal, or dangerous contents in the self storage units, we cannot ensure that our customers will abide by such agreement or otherwise comply with applicable laws, including environmental, health and safety laws. The storage of such materials or violation of applicable laws might cause destruction to a facility or impose liability on us for the costs of removal or remediation if these various contents or substances are released on, from or in a facility, which may have a material adverse impact on our business, financial condition, and results of operations.

Our operating results may be affected by regulatory changes that have an adverse impact on our specific facilities, including our ability to obtain required permits and approvals, which may adversely affect our business, financial condition, and results of operations.

Certain regulatory changes may have a direct impact on our self storage facilities, including but not limited to, land use, zoning, and permitting requirements by governmental authorities at the local level, which can restrict the availability of land for development, and special zoning codes which omit certain uses of property from a zoning category. These special uses (i.e., hospitals, schools, and self storage facilities) are allowed in that particular zoning classification only by obtaining a special use permit and the permission of local zoning authority. If we are delayed in obtaining or unable to obtain a special use permit where one is required, new developments or expansion of existing developments could be delayed or reduced. Additionally, certain municipalities require holders of a special use permit to have higher levels of liability coverage than is normally required. The acquisition of, or the inability to obtain, a special use permit and the possibility of higher levels of insurance coverage associated therewith may have an adverse impact on our business, financial condition, and results of operations.

In certain cases, we protect our customers' goods pursuant to our tenant protection program or other arrangements that may, in some cases, be subject to governmental regulation, which may adversely affect our results.

In certain cases, we provide a tenant protection program to customers at our properties, and in certain other cases, we protect our customers goods through other arrangements. We earn fees in connection with these arrangements. These arrangements, including the payments associated with these arrangements, may be subject to state-specific or provincial-specific governmental regulation. Such regulatory authorities generally have broad discretion to promulgate, interpret and implement regulations, to adopt new or additional licensing requirements, to grant, renew and revoke licenses and approvals, and to evaluate compliance with regulations through periodic examinations, audits, investigations and inquiries. In addition, there has been and may continue to be regulatory or private action in the jurisdictions in which we operate. Although the marketing of, and management procedures associated with, these arrangements were designed to navigate the regulatory environment in which we operate, as a result of regulatory or private action in any jurisdiction in which we operate, we may be temporarily or permanently suspended from generating revenue with respect to these arrangements, or otherwise fined or penalized or suffer an adverse judgment, which could adversely affect our business and results of operations.

A failure in, or breach of, our operational or security systems or infrastructure, or those of our third party vendors and other service providers or other third parties, including as a result of cyber attacks, could disrupt our businesses, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs, and cause losses.

We rely heavily on communications and information systems to conduct our business. Information security risks for our business have generally increased in recent years in part because of the proliferation of new technologies; the use of the Internet and telecommunications technologies to process, transmit and store electronic information, including the management and support of a variety of business processes, including financial transactions and records, personally

identifiable information, and tenant and lease data; and the increased sophistication and activities of organized crime, hackers, and terrorists, activists, and other external parties. As customer, public, and regulatory expectations regarding operational and information security have increased, our operating systems and infrastructure must continue to be safeguarded and monitored for potential failures, disruptions, and breakdowns. Our business, financial, accounting, and data processing systems, or other operating systems and facilities, may stop operating properly or become disabled or damaged as a result of a number of factors, including events that are wholly or partially beyond our control. For example, there could be electrical or telecommunication outages; natural disasters such as earthquakes, tornadoes, and hurricanes; disease pandemics; events arising from local or larger scale political or social matters, including terrorist acts; and as described below, cyber attacks.

Our business relies on its digital technologies, computer and email systems, software and networks to conduct its operations. Although we have information security procedures and controls in place, our technologies, systems and networks and, because the nature of our business involves the receipt and retention of personal information about our customers, our customers' personal accounts may become the target of cyber attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of our or our customers' or other third parties' confidential information. Third parties with whom we do business or who facilitate our business activities, including intermediaries or vendors that provide service or security solutions for our operations, and other third parties, could also be sources of operational and information security risk to us, including from breakdowns or failures of their own systems or capacity constraints. In addition, hardware, software or applications we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security.

While we have disaster recovery and other policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. Our risk and exposure to these matters remain heightened because of the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of our controls, processes, and practices designed to protect our systems, computers, software, data, and networks from attack, damage or unauthorized access remain a focus for us. As threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate information security vulnerabilities. Disruptions or failures in the physical infrastructure or operating systems that support our businesses and customers, or cyber attacks or security breaches of the networks, systems or devices that our customers use to access our products and services, could result in customer attrition, regulatory fines, penalties or intervention, reputation damage, reimbursement or other compensation costs, and/or additional compliance costs, any of which could have a material effect on our business, financial condition, or results from operations. Furthermore, if such attacks are not detected immediately, their effect could be compounded.

We recently migrated to a new property management software platform, and if this new platform proves ineffective or we experience difficulties with the recent migration, we may experience disruptions to our business that may adversely affect our results from operations.

We have completed our migration to a new property management software platform, which was recently developed by an established third party software company that focuses on the self storage space and provides such software to us and other storage operators. This new version of their software has a limited operating history. We may experience disruptions to our operations associated with the new platform. Such disruptions could include software defects or errors, system failures, technical or integration issues with specific features of the platform, technical or integration issues with other proprietary or third party technologies currently used in our business, or human error associated with the implementation of the platform, any of which could adversely affect our operations or financial reporting. Additionally, we could experience disruptions associated with capacity constraints as the new platform is utilized across our business. In the event such disruptions persist, or our personnel are unable to adequately respond to such disruptions, the ability of our employees to perform their duties could suffer, which may have an adverse effect on our results from operations.

We may be unable to promptly re-let units within our facilities at satisfactory rental rates.

Generally, our unit leases are on a month-to-month basis. Delays in re-letting units as vacancies arise would reduce our revenues and could adversely affect our operating performance. In addition, lower-than-expected rental rates and higher rental concessions upon re-letting could adversely affect our rental revenues and impede our growth.

We face risks related to an epidemic, pandemic or other health crisis, such as the ongoing COVID-19 pandemic, which could have a material adverse effect on our business, financial condition, liquidity, results of operations and prospects.

We face risks related to an epidemic, pandemic or other health crisis, including the ongoing COVID-19 pandemic which impacts the United States, Canada and the markets in which we operate and could have a material adverse effect on our business, financial condition, liquidity, results of operations and prospects. Our rental revenue and operating results depend significantly on the demand for self storage space. While we have not seen a continuing material impact on the demand for self storage space resulting from the COVID-19 pandemic as of the date of this report, if the pandemic or the effects of government responses to the pandemic causes weakness in national, regional and local economies that negatively impact the demand for self storage space and/or increase bad debts, our business, financial condition, liquidity, results of operations and prospects could be adversely impacted. Additionally, we typically conduct aspects of our leasing activity at our facilities, as well as the offering of various ancillary products, including moving and packing supplies, such as locks and boxes, and other services, such as protection plans, tenant insurance or similar programs. Accordingly, reductions in the ability and willingness of customers to visit our facilities as a long-term effect of the COVID-19 pandemic could reduce rental revenue and ancillary operating revenue produced by our facilities. Concerns and changes in behavior as a result of a pandemic could also impact the availability of site-level personnel, which could adversely affect our ability to adequately manage our facilities. In order to prevent the spread of COVID-19 there have been, and may continue to be, temporary shut downs or restrictions placed on businesses by cities, counties, states, or the federal government. These orders have impacted, and may continue to impact, our facilities and operations. The ultimate extent of the impact of the COVID-19 pandemic or any future pandemics on our business, financial condition, liquidity, results of operations and prospects will be driven primarily by the duration, spread, and severity of the pandemic itself, the effectiveness of vaccine and treatment developments, including against variants of COVID-19, public adoption rates of vaccines, including booster shots, as well as the duration of indirect economic impacts and potential longer term changes in consumer behavior, all of which are uncertain and difficult to predict. As a result, we are unable to estimate the effect of these factors on our business, financial condition, liquidity, results of operations and prospects at this time.

Risks Related to Investments in Real Estate

A high concentration of our properties in a particular geographic area would magnify the effects of downturns in that geographic area.

In the event that we have a concentration of properties in any particular geographic area, any adverse situation that disproportionately affects that geographic area would have a magnified adverse effect on our portfolio. For the month of December 2022, approximately 23.0%, 20.1%, and 9.8% of our rental income was concentrated in Florida, California, and the Greater Toronto Area of Canada, respectively.

We may obtain only limited warranties when we purchase a property.

The seller of a property will often sell such property in its "as is" condition on a "where is" basis and "with all faults," without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase agreements may contain only limited warranties, representations, and indemnifications that will only survive for a limited period after the closing. Also, many sellers of real estate are single purpose entities without significant other assets. The purchase of properties with limited warranties or from undercapitalized sellers increases the risk that we may lose some or all of our invested capital in the property as well as rental income from that property.

We may acquire or finance properties with yield maintenance or defeasance provisions, which may restrict our operational and financial flexibility.

Yield maintenance or defeasance provisions are provisions that generally require the payment of a premium in connection with the prepayment of a loan balance. Such provisions are typically provided for by the terms of the agreement underlying a loan. Yield maintenance or defeasance provisions could materially restrict us from selling or otherwise disposing of or refinancing properties. These provisions would affect our ability to turn our investments into cash and thus affect cash available for distribution to our stockholders. Yield maintenance or defeasance provisions may increase the costs of reducing the outstanding indebtedness with respect to any properties or refinancing such indebtedness.

Yield maintenance or defeasance provisions could impair our ability to take actions that would otherwise be in our stockholders' best interests and, therefore, may have an adverse impact on the value of the shares, relative to the value that would result if such provisions did not exist. In particular, yield maintenance or defeasance provisions could preclude us from participating in major transactions that could result in a disposition of our assets or a change in control, even though that disposition or change in control might be in our stockholders' best interests.

Rising expenses could reduce cash available for future acquisitions.

Any properties that we buy in the future will be subject to operating risks common to real estate in general, any or all of which may negatively affect us. If any property is not fully occupied or if rents are being paid in an amount that is insufficient to cover operating expenses, we could be required to expend funds for that property's operating expenses. Our properties will be subject to increases in tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance and administrative expenses.

If we are unable to offset such cost increases through rent increases, we could be required to fund those increases in operating costs which could adversely affect funds available for future acquisitions or cash available for distribution.

Our real estate assets may decline in value and be subject to significant impairment losses, which may reduce our net income.

We evaluate our real property assets for impairment based on events and changes in circumstances that may impact the carrying amounts of such assets. When indicators of potential impairment are present, we will assess the recoverability of the particular asset by determining whether the carrying value of the asset will be recovered, through an evaluation of the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. This evaluation is based on a number of estimates and assumptions. These key assumptions are subjective in nature and may differ materially from actual results. Based on this evaluation, if the expected undiscounted future cash flows do not exceed the carrying value, we will adjust the value of the real property asset and recognize an impairment loss. Additionally, changes in our disposition strategy or changes in the marketplace may alter the holding period of an asset or asset group, which may result in an impairment loss, and such loss may be material to our financial condition or operating performance.

The fair value of real estate assets is subjective and is determined through the use of comparable sales information and other market data if available. These subjective assessments have a direct effect on our net income because recording an impairment loss results in an immediate negative adjustment to net income, which may be material.

Adverse economic conditions will negatively affect our returns and profitability.

The following market and economic challenges may adversely affect our operating results:

- changes in national, regional, and local economic climates or demographics;
- poor economic times resulting in customer defaults under leases or bankruptcy;
- competition from other available properties and the attractiveness of our properties to our customers;
- re-leasing may require reduced rental rates under the new leases;
- increased competition for real estate assets targeted by our investment strategy;
- increased costs to repair, renovate, and re-lease our storage units;
- increased insurance premiums may reduce funds available for distribution;
- increased inflation above our ability to pass along comparable rent increases to our customers; and
- changes in interest rates and the availability of financing, which may render the sale or refinance of a property or loan difficult or unattractive.

We are susceptible to the effects of adverse macro-economic events that can result in higher unemployment, shrinking demand for products, large-scale business failures, and tight credit markets, such as inflation, rising interest rates, or labor shortages. Because our portfolio of facilities consists of self storage facilities, we are subject to risks inherent in investments in a single industry, and our results of operations are sensitive to changes in overall economic conditions that impact consumer spending, including discretionary spending, as well as to increased bad debts. A continuation of, or slow recovery from, ongoing adverse economic conditions affecting disposable consumer income, such as employment levels, business conditions, interest rates, tax rates, and fuel and energy costs, could reduce consumer spending or cause consumers to shift their spending to other products and services. A general reduction in the level of discretionary spending or shifts in consumer discretionary spending could adversely affect our growth and profitability.

If market conditions worsen, the value of the properties we acquire may decline. Further, the results of operations for a property in any one period may not be indicative of results in future periods, and the long-term performance of such property generally may not be comparable to, and cash flows may not be as predictable as, other properties owned by third parties in the same or similar industry.

Our inability to sell a property when we desire to do so could adversely impact our business and financial condition, and our inability to sell our properties at a price equal to, or greater than, the price for which we purchased such properties may lead to a decrease in the value of our assets.

The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. Our self storage facilities, including related tangible and intangible assets, represent the majority of our total consolidated assets and they may not be readily convertible to cash. As a result, our ability to sell one or more of our self storage facilities in response to changes in economic, industry, or other conditions, may be limited. We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. Real estate generally cannot be sold quickly. Also, the tax laws applicable to REITs require that we hold our facilities for investment, rather than for sale in the ordinary course of business, which may cause us to forego or defer sales of facilities that otherwise would be in our best interest. Therefore, we may not be able to dispose of facilities promptly, or on favorable terms, in response to economic or other market conditions, and this may adversely impact our business and financial condition.

In addition, we may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure our stockholders that we will have funds available to correct such defects or to make such improvements.

In acquiring a property, we may agree to restrictions that prohibit the sale of that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These provisions would also restrict our ability to sell a property. Additionally, we may acquire our properties at a time when capitalization rates are at historically low levels and purchase prices are high. Therefore, the value of our properties may not increase over time, which may restrict our ability to sell our properties, or in the event we are able to sell such property, may lead to a sale price less than the price that we paid to purchase the properties.

If we suffer losses that are not covered by insurance or that are in excess of insurance coverage, we could lose invested capital and anticipated profits.

Material losses may occur in excess of insurance proceeds with respect to any property, as insurance may not be sufficient to fund the losses. However, there are types of losses, generally of a catastrophic nature, such as losses due to wars, acts of terrorism, earthquakes, floods, fires, hurricanes, pollution or environmental matters, which are either uninsurable or not economically insurable, or may be insured subject to limitations such as large deductibles or co-payments. These insurance risks could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases require that commercial property owners purchase specific coverage against terrorism as a condition for providing mortgage loans. It is uncertain whether such insurance policies will be available, or available at reasonable cost, which could inhibit our ability to finance or refinance our potential properties. In these instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We cannot assure our stockholders that we will have adequate coverage for such losses. If such an event damaged or destroyed one or more of our properties, we could lose both our invested capital and anticipated profits from such property.

Our joint venture investments could be adversely affected by our lack of sole decision-making authority.

We hold interests in certain properties through joint ventures. Some of these arrangements could be adversely affected by our lack of sole decision-making authority, our reliance on co-venturers financial conditions, and disputes between us and our co-venturers. We expect to continue our joint venture strategy by entering into more joint ventures for the purposes of developing new properties and acquiring properties with existing facilities. In such event, we would not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture, or other entity. In addition, investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or

objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and efforts on our business. Consequently, actions by or disputes with partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers, which could harm our financial condition.

We disclose funds from operations and funds from operations, as adjusted, each a non-GAAP financial measure, in communications with investors, including documents filed with the SEC. However, funds from operations and funds from operations, as adjusted, are not equivalent to our net income or loss or cash flow from operations as determined under GAAP, and stockholders should consider GAAP measures to be more relevant to our operating performance.

We use, and we disclose to investors, funds from operations ("FFO") and FFO, as adjusted, which are non-GAAP financial measures. FFO and FFO, as adjusted, are not equivalent to our net income or loss or cash flow from operations as determined in accordance with GAAP, and investors should consider GAAP measures to be more relevant in evaluating our operating performance and ability to pay distributions. FFO and FFO, as adjusted, differ from GAAP net income because FFO and FFO, as adjusted, exclude gains or losses from sales of property and asset impairment write downs, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. In determining FFO, as adjusted, we make further adjustments to FFO to exclude the effects of non-real estate related asset impairments and intangible amortization, acquisition related costs, other write-offs incurred in connection with acquisitions, contingent earnout expenses, accretion of fair value of debt adjustments, gains or losses from extinguishment of debt, accretion of deferred tax liabilities, realized and unrealized gains/losses on foreign exchange transactions, and gains/losses on foreign exchange and interest rate derivatives not designated for hedge accounting. FFO, as adjusted, also reflects adjustments for unconsolidated partnerships and jointly owned investments.

Because of these differences, FFO and FFO, as adjusted, may not be accurate indicators of our operating performance, especially during periods in which we are acquiring properties. In addition, FFO and FFO, as adjusted, are not indicative of cash flow available to fund cash needs and investors should not consider FFO and FFO, as adjusted, as alternatives to cash flows from operations or an indication of our liquidity or of funds available to fund our cash needs, including our ability to pay distributions to our stockholders.

Neither the SEC nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO and FFO, as adjusted. Also, because not all companies calculate FFO and FFO, as adjusted, the same way, comparisons with other companies may not be meaningful.

Costs of complying with governmental laws and regulations, including those relating to environmental matters, may adversely affect our income and the cash available for distribution.

All real property, including our self storage properties, and the operations conducted on real property are subject to federal, state, and local laws and regulations relating to environmental protection and human health and safety. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the generation, use, storage, treatment, transportation, release, and disposal of solid and hazardous materials and wastes, and the remediation of contamination. Some of these laws and regulations may impose joint and several liability on customers, owners, or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were legal at the time. This liability could be substantial. In addition, the presence of hazardous substances (including asbestos or asbestos-containing materials and mold), or the failure to properly remediate these substances, may expose us to legal actions, and may adversely affect our ability to sell or rent a property, or to pledge such property as collateral for future borrowings.

Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability. Additionally, our customers' activities, the existing condition of land when we buy it, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties. In addition, there are various local, state, and federal fire, health, life-safety, and similar regulations with which we may be required to comply, and that may subject us to liability in the form of fines or damages for noncompliance. Any material expenditures, fines, or damages we must pay will reduce our ability to continue to pay distributions at the current rate to our stockholders and may reduce the value of our stockholders' investments.

We cannot assure our stockholders that the independent third party environmental assessments we obtain prior to acquiring any properties we purchase will reveal all environmental liabilities, or that a prior owner, occupant, or neighbor of a property did not create a material environmental condition not known to us. We also cannot assure that the current environmental condition of our properties will not be affected by neighbors and occupants, by the condition of nearby properties, or by other unrelated third parties. We cannot predict what other environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted, or what environmental conditions may be found to exist in the future. Finally, we cannot assure our stockholders that our business, assets, results of operations, liquidity, or financial condition will not be adversely affected by these laws, which may adversely affect cash available for distribution, and the amount of distributions to our stockholders.

Climate change may adversely affect our business, financial condition, cash flows and results of operations.

Climate change, including the impact of global warming, creates physical and financial risks. Physical risks from climate change include an increase in sea levels and changes in weather conditions, such as an increase in storm intensity and severity of weather (e.g., floods, tornadoes or hurricanes) and extreme temperatures. The occurrence of sea level rise or one or more natural disasters, such as floods, tornadoes, hurricanes, tropical storms, wildfires, and earthquakes (whether or not caused by climate change), could cause considerable damage to our properties, disrupt our operations and negatively affect our financial performance. To the extent any of these events results in significant damage to or closure of one or more of our properties, our operations and financial performance could be adversely affected through an inability to lease or re-lease the property. In addition, these events could result in significant expenses to restore or remediate a property, increases in fuel or other energy costs or a fuel shortage, and increases in the costs of (or making unavailable) insurance on favorable terms if they result in significant loss of property or other insurable damage. In addition, transition risks associated with new or more stringent laws or regulations or stricter interpretations of existing laws or regulations may require material expenditures by us. For example, various federal, state, and regional laws and regulations have been implemented or are under consideration to mitigate the effects of climate change caused by greenhouse gas emissions. Among other things, "green" building codes may seek to reduce emissions through the imposition of standards for design, construction materials, water and energy usage and efficiency, and waste management. Such codes could require us to make improvements to our properties, increase the costs of maintaining or improving our properties or developing new properties, or increase taxes and fees assessed on us or our properties.

Costs of complying with governmental laws and regulations, including those relating to regulations accommodating disabilities, may affect cash available for distribution.

We are subject to various rules, regulations and standards with respect to accommodations we must make for individuals with disabilities. For example, in the United States, under the Americans with Disabilities Act of 1990, or ADA, all public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. We are also subject to similar requirements in Ontario, Canada, under the Accessibility for Ontarians with Disabilities Act, or AODA. Under these regulations, places of public accommodation, which include our self storage facilities, are required to comply with certain requirements related to access and use by disabled persons. These requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties, or, in some cases, an award of damages. We will attempt to acquire properties that comply with such regulations or place the burden on the seller or other third party to ensure compliance with such regulations. However, we cannot assure our stockholders that we will be able to acquire properties or allocate responsibilities in this manner. If we cannot, our funds used for such compliance may affect cash available for distribution and the amount of distributions to our stockholders.

Property taxes may increase, which would adversely affect our net operating income and cash available for distributions.

Each of the properties we acquire will be subject to real property taxes. Some local real property tax assessors may seek to reassess some of our properties as a result of our acquisition of the property. From time to time, our property taxes may increase as property values or assessment rates change or for other reasons deemed relevant by the assessors. In addition, state or local governments may increase tax rates or assessment levels. Increases in real property taxes will adversely affect our net operating income and cash available for distributions.

For example, a current California law commonly referred to as Proposition 13 generally limits annual real estate tax increases on California properties to 2% of assessed value. Accordingly, the assessed value and resulting property tax we pay is less than it would be if the properties were assessed at current values. If Proposition 13 is repealed or amended in a way that reduces its beneficial impact, our property tax expense could increase substantially for our properties located in California, adversely affecting our net operating income and cash available for distributions.

Investments in properties or other real estate investments outside the United States subject us to foreign currency risks, which may adversely affect distributions and our REIT status.

Revenues generated from any properties or other real estate investments we acquire or ventures we enter into relating to transactions involving assets located in markets outside the United States likely will be denominated in the local currency. Therefore, any investments we make outside the United States may subject us to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. As a result, changes in exchange rates of any such foreign currency to U.S. dollars may affect our revenues, operating margins, and distributions and may also affect the book value of our assets and the amount of stockholders' equity.

Changes in foreign currency exchange rates used to value a REIT's foreign assets may be considered changes in the value of the REIT's assets. These changes may adversely affect our ability to qualify as a REIT. Further, bank accounts in foreign currency which are not considered cash or cash equivalents may adversely affect our ability to qualify as a REIT.

Changes in the Canadian Dollar/USD exchange rate could have a material adverse effect on our operating results and value of the investment of our stockholders.

We have purchased and may continue to purchase properties in Canada. In addition, our Managed REITs own properties in Canada where we, through our subsidiaries, serve as the property manager. As a result, our financial results may be adversely affected by fluctuations in the Canadian Dollar/USD exchange rate. We cannot predict with any certainty changes in foreign currency exchange rates or our ability to mitigate these risks. Several factors may affect the Canadian Dollar/USD exchange rate, including:

- sovereign debt levels and trade deficits;

- domestic and foreign inflation rates and interest rates and investors' expectations concerning those rates;

- other currency exchange rates;

- changing supply and demand for a particular currency;

- monetary policies of governments;

- changes in balances of payments and trade;

- trade restrictions;

- direct sovereign intervention, such as currency devaluations and revaluations;

- investment and trading activities of mutual funds, hedge funds, and currency funds; and

- other global or regional political, economic, or financial events and situations.

These events and actions are unpredictable. In addition, the Canadian Dollar may not maintain its long term value in terms of purchasing power in the future. The resulting volatility in the Canadian Dollar/USD exchange rate could materially and adversely affect our performance.

We are subject to additional risks due to the location of any of the properties that we either own or operate in Canada.

In addition to currency exchange rates, the value of any properties we purchase in Canada may be affected by factors peculiar to the laws and business practices of Canada. Canadian laws and business practices may expose us to risks that are different from and in addition to those commonly found in the United States. Ownership and operation of foreign assets pose several risks, including, but not limited to the following:

- the burden of complying with both Canadian and United States' laws;

- changing governmental rules and policies, including changes in land use and zoning laws, more stringent environmental laws or changes in such laws;

- existing or new Canadian laws relating to the foreign ownership of real property or loans and laws restricting the ability of Canadian persons or companies to remove profits earned from activities within the country to the person's or company's country of origin;

- the potential for expropriation;

- possible currency transfer restrictions;

- imposition of adverse or confiscatory taxes;

- changes in real estate and other tax rates or laws and changes in other operating expenses in Canada;

- possible challenges to the anticipated tax treatment of our revenue and our properties;

- adverse market conditions caused by terrorism, civil unrest and changes in national or local governmental or economic conditions;

- the potential difficulty of enforcing obligations in other countries;

- changes in the availability, cost, and terms of loan funds resulting from varying Canadian economic policies; and

- our limited experience and expertise in foreign countries relative to our experience and expertise in the United States.

Risks Associated with Debt Financing

We have broad authority to incur debt, and high debt levels could hinder our ability to continue to pay distributions at the current rate and could decrease the value of our stockholders' investments.

Our board may approve unlimited levels of debt. High debt levels would cause us to incur higher interest charges, would result in higher debt service payments, and could be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of our stockholders' investments.

We have incurred and intend to continue to incur, mortgage indebtedness and other borrowings, which may increase our business risks.

We have placed, and intend to continue to place, permanent financing on our properties and we may obtain additional credit facilities or other similar financing arrangements in order to acquire additional properties. In particular, we have a Credit Facility with KeyBank, National Association of up to $700 million, of which approximately $618.2 million was outstanding as of December 31, 2022. We are also party to the Note Purchase Agreement, whereby we issued to the purchasers an aggregate of $150 million of secured notes payable. The notes carry a fixed interest rate of 4.53%, which may increase to 5.28% if certain leverage thresholds are not achieved. The credit facility and the notes are subject to a series of financial and other covenants. See Note 5 – Debt, for additional information. We may also incur mortgage debt and pledge all or some of our real properties as security for that debt to obtain funds to acquire real properties. If we default on our secured indebtedness, the lender may foreclose and we could lose our entire investment in the properties securing such loan, which could adversely affect distributions to our stockholders. To the extent lenders require us to cross-collateralize our properties, or our loan agreements contain cross-default provisions, a default under a single loan agreement could subject multiple properties to foreclosure.

In addition, we may borrow if we need funds to pay a desired distribution rate to our stockholders. We may also borrow if we deem it necessary or advisable to assure that we maintain our qualification as a REIT for federal income tax purposes. If there is a shortfall between the cash flow from our properties and the cash flow needed to service mortgage debt, then the amount available for distribution to our stockholders may be reduced.

If we or the other parties to our loans or secured notes payable, as applicable, breach covenants thereunder, such loan or loans or secured notes payable could be deemed in default, which could accelerate our repayment date and materially adversely affect the value of our stockholders' investment in us.

Certain of our loans are secured by first mortgages on some of our properties, and other loans and our secured notes payable are secured by pledges of equity interests in the entities that own certain of our properties. Such loans and our secured notes payable also impose a number of financial or other covenant requirements on us. If we, or the other parties to these loans or notes, should breach certain of those financial or other covenant requirements, or otherwise default on such loans or notes, then the respective lenders or noteholders, as the case may be, could accelerate our repayment dates. If we do not have sufficient cash to repay the applicable loan or note at that time, such lenders or noteholder could foreclose on the property securing the applicable loan or note or take control of the pledged collateral, as the case may be. Such foreclosure

could result in a material loss for us and would adversely affect the value of our stockholders' investment in us. In addition, certain of our loans are cross-collateralized and cross-defaulted with each other such that a default under one loan would cause a default under the other loans.

Our obligation to make balloon payments could increase the risk of default.

Our debt may have balloon payments of up to 100% of the principal amount of such loans due on the respective maturity dates. Thus, such debt will have a substantial payment due at the scheduled maturity date, unless previously prepaid or refinanced. Loans with a substantial remaining principal balance on their stated maturity involve greater degrees of risk of non-payment at stated maturity than fully amortizing loans. As a result, our ability to repay such loans on their respective maturity dates will largely depend upon our ability either to prepay such loans, refinance such loans or to sell, to the extent permitted, all or a portion of the properties encumbered by such loans, if any. Our ability to accomplish any of these goals will be affected by a number of factors at the time of attempted prepayment, refinancing, or sale, including, but not limited to: (i) the availability of, and competition for, credit for commercial real estate; (ii) prevailing interest rates; (iii) the net operating income generated by our properties; (iv) the fair market value of our properties; (v) our equity in our properties; (vi) our financial condition; (vii) the operating history and occupancy level of our properties; (viii) the tax laws; and (ix) the prevailing general and regional economic conditions.

Lenders have required and will likely continue to require us to enter into restrictive covenants relating to our operations, which could limit our ability to continue to pay distributions to our stockholders.

When providing financing, lenders often impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Loan documents we enter into may contain covenants that limit our ability to further mortgage the property or discontinue insurance coverage. We are also required to obtain the affirmative vote of the holders of a majority of the Series A Convertible Preferred Stock before entering into certain transactions. These or other limitations may adversely affect our flexibility and limit our ability to continue to pay distributions at the current rate to our stockholders. If the limits set forth in these covenants prevent us from satisfying our distribution requirements, we could fail to qualify for federal income tax purposes as a REIT. If the limits set forth in these covenants do not jeopardize our qualification for taxation as a REIT, but prevent us from distributing 100% of our REIT taxable income, we will be subject to U.S. federal income tax, and potentially a nondeductible excise tax, on the retained amounts.

Increases in interest rates could increase the amount of our debt payments and adversely affect our ability to continue to pay distributions at the current rate to our stockholders.

We currently have outstanding debt payments which are indexed to variable interest rates. We may also incur additional debt or issue preferred equity in the future which rely on variable interest rates. Increases in these variable rates have occurred and may continue in the future which increases our interest costs and preferred equity distribution payments, which would likely reduce our cash flows and potentially negatively impact our ability to continue to pay distributions at the current rate to our stockholders. In addition, if we need to make payments on instruments which contain variable interest during periods of rising interest rates, we could be required to liquidate one or more of our investments in properties at times that may not permit realization of the maximum return on such investments.

Further, as a result of the discontinuation of the London Interbank Offered Rate, or LIBOR, beginning in 2021, our variable rate debt is currently indexed to the Secured Overnight Financing Rate, or SOFR. SOFR is a relatively new reference rate, has a very limited history and is based on short-term repurchase agreements, backed by Treasury securities. Changes in SOFR can be volatile and difficult to predict, and there can be no assurance that SOFR will perform similarly to the way LIBOR would have performed at any time. As a result, the amount of interest we may pay on our credit facilities is difficult to predict.

Disruptions in the credit markets could have a material adverse effect on our results of operations, financial condition, and ability to pay distributions to our stockholders.

Domestic and international financial markets have experienced significant disruptions in the past which were brought about in large part by failures in the U.S. banking system. These disruptions severely impacted the availability of credit and contributed to rising costs associated with obtaining credit. Future credit market disruptions may have similar effects or otherwise make obtaining additional and replacement external sources of liquidity more difficult and more costly, if available at all. If debt financing is not available on terms and conditions we find acceptable, we may not be able to obtain financing for investments. If these disruptions in the credit markets resurface, our ability to borrow monies to finance the purchase of, or other activities related to, real estate assets will be negatively impacted. If we are unable to borrow monies on terms and

conditions that we find acceptable, we may be forced to use a greater proportion of our Offering proceeds to finance our acquisitions, reduce the number of properties we can purchase, and/or dispose of some of our assets. These disruptions could also adversely affect the return on the properties we do purchase. In addition, if we pay fees to lock in a favorable interest rate, falling interest rates or other factors could require us to forfeit these fees. All of these events would have a material adverse effect on our results of operations, financial condition, and ability to pay distributions.

Federal Income Tax Risks

Failure to continue to qualify as a REIT would adversely affect our operations and our ability to continue to pay distributions at our current level as we will incur additional tax liabilities.

We elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2014. We believe that our organization and method of operation has enabled and will continue to enable us to meet the requirements for qualification and taxation as a REIT for U.S. federal income tax purposes. Qualification as a REIT involves highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. Our qualification as a REIT will depend upon our ability to meet, through investments, actual operating results, distributions and satisfaction of specific stockholder rules, the various tests imposed by the Code.

If we fail to qualify as a REIT for any taxable year, we will be subject to federal income tax on our taxable income at the regular corporate rate, which would reduce our net earnings available for investment or distribution to stockholders. If our REIT status is terminated for any reason, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of such termination. In addition, we would no longer be required to make distributions to stockholders, and distributions we do make would no longer qualify for the dividends paid deduction. In addition, if we fail to qualify as a REIT, we may be required to repurchase the Series A Convertible Preferred Stock. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax and redeem holders of the Series A Convertible Preferred Stock.

In the event that any REIT we have acquired in a nontaxable merger transaction, including SST IV or SSGT II, is found to have failed to qualify as a REIT for any period prior to our acquisition, we may be liable for certain entity level taxes of such acquired REIT for such tax periods as a result of such acquisition, that could substantially reduce our cash available for distribution, including cash available to pay dividends to our stockholders, because the acquired REIT would be subject to U.S. federal corporate income tax on its net income for the years it did not qualify for taxation as a REIT (and, for such years, would not be allowed a deduction for dividends paid to stockholders in computing its taxable income).

In addition, if any such acquired REIT, including SST IV or SSGT II, failed to qualify as a REIT for any taxable period prior to our acquisition, in the event of a taxable disposition of an asset formerly held by such acquired REIT during a period of up to five years following our acquisition, we would be subject to U.S. federal corporate income tax with respect to any built-in gain inherent in such asset as of the closing of our acquisition.

Qualification as a REIT is subject to the satisfaction of tax requirements and various factual matters and circumstances that are not entirely within our control. New legislation, regulations, administrative interpretations or court decisions could change the tax laws with respect to qualification as a REIT or the federal income tax consequences of being a REIT. Our failure to continue to qualify as a REIT would adversely affect the return of our stockholders' investment.

To qualify as a REIT, and to avoid the payment of U.S. federal income and excise taxes and maintain our REIT status, we may be forced to borrow funds, use proceeds from the issuance of securities, or sell assets to pay distributions, which may result in our distributing amounts that may otherwise be used for our operations.

To obtain the favorable tax treatment accorded to REITs, we normally will be required each year to distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and by excluding net capital gains. We will be subject to federal income tax on our undistributed REIT taxable income and net capital gain and subject to a 4% nondeductible excise tax on any amount by which dividends we pay with respect to any calendar year are less than the sum of (1) 85% of our ordinary income, (2) 95% of our capital gain net income, and (3) 100% of our undistributed income from prior years. These requirements could cause us to distribute amounts that otherwise would be spent on the acquisition, maintenance or development of properties and it is possible that we might be required to borrow funds, use proceeds from the issuance of securities or sell assets in order to distribute enough of our taxable income to maintain our REIT status and to avoid the payment of federal income and excise taxes. We may be required to make distributions to stockholders at times it would be more advantageous to reinvest cash in our business or when we do not have cash readily available for distribution, and we may be forced to liquidate assets on terms and at times unfavorable to us.

These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash.

Our stockholders may have tax liability on distributions they elect to reinvest in our common stock.

If our stockholders participate in our distribution reinvestment plan, our stockholders will be deemed to have received, and for income tax purposes will be taxed on, the amount reinvested in common stock to the extent the amount reinvested was not a tax-free return of capital. As a result, unless our stockholders are a tax-exempt entity, our stockholders may have to use funds from other sources to pay their tax liability on the value of the common stock received.

If any of our partnerships fails to maintain its status as a partnership for federal income tax purposes, its income would be subject to taxation and our REIT status may be terminated.

We intend to maintain the status of our partnerships, including our Operating Partnership, as partnerships for federal income tax purposes. However, if the Internal Revenue Service (IRS) were to successfully challenge the status of any of our partnerships as a partnership, it would be taxable as a corporation. Such an event would reduce the amount of distributions that such partnership could make to us. This would substantially reduce our cash available to pay distributions and the return on our stockholders' investments. In addition, if any of the entities through which any of our partnerships owns its properties, in whole or in part, loses its characterization as a partnership for federal income tax purposes, it generally would be subject to taxation as a corporation, thereby reducing distributions to such partnership. Such a recharacterization of any of our partnerships or an underlying property owner could also cause us to fail to qualify as a REIT, which would substantially reduce our cash available to pay distributions and the return on our stockholders' investments.

In certain circumstances, we may be subject to federal and state income taxes as a REIT, which would reduce our cash available for distribution to our stockholders.

Even if we qualify and maintain our status as a REIT, we may be subject to federal income taxes or state taxes. For example, net income from a "prohibited transaction" will be subject to a 100% tax. We may not be able to make sufficient distributions to avoid excise taxes applicable to REITs. We may also decide to retain income we earn from the sale or other disposition of our property and pay income tax directly on such income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. However, stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability. We may also be subject to state and local taxes on our income or property, either directly, at the level of our Operating Partnership, or at the level of any other companies through which we indirectly own our assets. Any federal or state taxes we pay will reduce our cash available for distribution to our stockholders.

We may be required to pay some taxes due to actions of our taxable REIT subsidiaries, which would reduce our cash available for distribution to our stockholders.

Any net taxable income earned by our taxable REIT subsidiaries, or TRSs, will be subject to federal and possibly state corporate income tax. We have elected to treat SmartStop TRS, Inc. as a TRS, and we may elect to treat other subsidiaries as TRSs in the future. In this regard, several provisions of the laws applicable to REITs and their subsidiaries ensure that a TRS will be subject to an appropriate level of federal income taxation. For example, the REIT has to pay a 100% penalty tax on some payments that it receives or on some deductions taken by a TRS if the economic arrangements between the REIT, the REIT's customers, and the TRS are not comparable to similar arrangements between unrelated parties. Finally, some state and local jurisdictions may tax some of our income even though as a REIT we are not subject to federal income tax on that income, because not all states and localities follow the federal income tax treatment of REITs. To the extent that we and our affiliates are required to pay federal, state, and local taxes, we will have less cash available for distributions to our stockholders.

Distributions to tax-exempt investors may be classified as unrelated business taxable income.

Neither ordinary nor capital gain distributions with respect to our common stock, nor gain from the sale of common stock, should generally constitute unrelated business taxable income, or UBTI, to a tax-exempt investor. However, there are certain exceptions to this rule. In particular:

- part of the income and gain recognized by certain qualified employee pension trusts with respect to our common stock may be treated as UBTI if shares of our common stock are predominately held by qualified employee pension trusts, and we are required to rely on a special look-through rule for purposes of meeting one

of the REIT share ownership tests, and we are not operated in a manner to avoid treatment of such income or gain as UBTI;

- part of the income and gain recognized by a tax-exempt investor with respect to our common stock would constitute UBTI if the investor incurs debt in order to acquire the common stock; and

- part or all of the income or gain recognized with respect to our common stock by social clubs, voluntary employee benefit associations and supplemental unemployment benefit trusts which are exempt from federal income taxation under Sections 501(c)(7), (9), or (17) of the Code may be treated as UBTI.

Complying with the REIT requirements may cause us to forego otherwise attractive opportunities.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of shares of our stock. We may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution, or we may be required to liquidate otherwise attractive investments in order to comply with the REIT tests. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

To maintain our REIT qualification, we may be forced to borrow funds during unfavorable market conditions.

In order to maintain our REIT qualification and avoid the payment of income and excise taxes, we may need to borrow funds to meet the REIT distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. These borrowing needs could result from, among other things, timing differences between the actual receipt of cash and inclusion of income for U.S. federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments. These sources, however, may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of factors, including the market's perception of our growth potential, current debt levels, and our current and potential future earnings. We cannot assure you that we will have access to such capital on favorable terms at the desired times, or at all, which may cause us to curtail investment activities and/or to dispose of assets at inopportune times, and could adversely affect our financial condition, results of operations, cash flows, and our ability to pay distributions to our stockholders.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

Individuals with incomes below certain thresholds are subject to taxation at a 15% qualified dividend rate for federal income tax purposes. For those with income above such thresholds, the qualified dividend rate is 20%. These tax rates are generally not applicable to dividends paid by a REIT, unless such dividends represent earnings on which the REIT itself has been taxed. As a result, dividends (other than capital gain dividends) we pay to individual investors generally will be subject to the tax rates that are otherwise applicable to ordinary income for federal income tax purposes, subject to a deduction for REIT dividends of up to 20%. This disparity in tax treatment may make an investment in our shares comparatively less attractive to individual investors than an investment in the shares of non-REIT corporations, and could have an adverse effect on the value of our common stock.

Foreign purchasers of our common stock may be subject to FIRPTA tax upon the sale of their shares.

A foreign person disposing of a U.S. real property interest, including shares of a U.S. corporation whose assets consist principally of U.S. real property interests, is generally subject to a tax, known as FIRPTA tax, on the gain recognized on the disposition. Such FIRPTA tax does not apply, however, to the disposition of stock in a REIT if the REIT is "domestically controlled." A REIT is "domestically controlled" if less than 50% of the REIT's stock, by value, has been owned directly or indirectly by persons who are not qualifying U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT's existence.

We believe, but cannot guarantee, that we will be a "domestically controlled" REIT. If we were to fail to so qualify, gain realized by foreign investors on a sale of our shares would be subject to FIRPTA tax, unless our shares were traded on an established securities market and the foreign investor did not at any time during a specified testing period directly or indirectly own more than 10% of the value of our outstanding common stock.

Legislative or other actions affecting REITs materially and adversely affect our stockholders and us.

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. Changes to the tax laws, with or without retroactive application, could materially and adversely affect our stockholders and us. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, Treasury Regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify as a REIT or the federal income tax consequences of such qualification, or the federal income tax consequences of an investment in us. Also, the law relating to the tax treatment of other entities, or an investment in other entities, could change, making an investment in other entities more attractive relative to an investment in a REIT.

ERISA Risks

If our assets are deemed to be plan assets, we may be exposed to liabilities under Title I of Employee Retirement Income Security Act of 1974, or ERISA, and the Code.

In some circumstances where an ERISA plan holds an interest in an entity, the assets of the entity are deemed to be ERISA plan assets unless an exception applies. This is known as the "look-through rule." Under those circumstances, the obligations and other responsibilities of plan sponsors, plan fiduciaries and plan administrators, and of parties in interest and disqualified persons, under Title I of ERISA or Section 4975 of the Code, may be applicable, and there may be liability under these and other provisions of ERISA and the Code. We believe that we will meet the "publicly-offered securities" exception and the "operating company" exception under the plan asset regulations. We note, however, that because certain limitations are imposed upon the transferability of shares of our common stock so that we may qualify as a REIT, and perhaps for other reasons, it is possible that these exceptions may not apply. If that is the case, and if we are exposed to liability under ERISA or the Code, our performance and results of operations could be adversely affected.

There are special considerations that apply to qualified pension or profit-sharing trusts or IRAs investing in our shares which could cause an investment in our company to be a prohibited transaction and could result in additional tax consequences.

If our stockholders are investing the assets of a qualified pension, profit-sharing, 401(k), Keogh, or other qualified retirement plan or the assets of an IRA in our common stock, they should satisfy themselves that, among other things:

- their investment is consistent with their fiduciary obligations under ERISA and the Code;

- their investment is made in accordance with the documents and instruments governing their plan or IRA, including their plan's investment policy;

- their investment satisfies the prudence and diversification requirements of ERISA;

- their investment will not impair the liquidity of the plan or IRA;

- their investment will not produce UBTI for the plan or IRA;

- they will be able to value the assets of the plan annually in accordance with ERISA requirements; and

- their investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Persons investing the assets of employee benefit plans, IRAs, and other tax-favored benefit accounts should consider ERISA and related risks of investing in the shares.

ERISA and Code Section 4975 prohibit certain transactions that involve (1) certain pension, profit-sharing, employee benefit, or retirement plans or individual retirement accounts and Keogh plans, and (2) any person who is a "party-in-interest" or "disqualified person" with respect to such a plan. Consequently, the fiduciary of a plan contemplating an investment in the shares should consider whether we, any other person associated with the issuance of the shares, or any of their affiliates is or might become a "party-in-interest" or "disqualified person" with respect to the plan and, if so, whether an exemption from such prohibited transaction rules is applicable. In addition, the Department of Labor ("DOL") plan asset regulations provide that, subject to certain exceptions, the assets of an entity in which a plan holds an equity interest may be treated as assets of an investing plan, in which event the underlying assets of such entity (and transactions involving such assets) would be subject to the prohibited transaction provisions. We intend to take such steps as may be necessary to qualify us for one or more of the exemptions available, and thereby prevent our assets as being treated as assets of any investing plan.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

As of December 31, 2022, we owned 153 operating self storage facilities located in 19 states (Alabama, Arizona, California, Colorado, Florida, Illinois, Indiana, Maryland, Massachusetts, Michigan, New Jersey, Nevada, North Carolina, Ohio, South Carolina, Texas, Virginia, Washington and Wisconsin) and the Greater Toronto Area of Ontario, Canada, comprising approximately 103,000 units and approximately 11.8 million rentable square feet.

See Note 5 – Debt, of the Notes to the Consolidated Financial Statements contained in this report for more information about our indebtedness secured by our properties.

As of December 31, 2022, our wholly-owned self storage portfolio was comprised as follows:

State	No. of Properties	Units[1]	Sq. Ft. (net)[2]	% of Total Rentable Sq. Ft.	Physical Occupancy %[3]	Rental Income %[4]
Alabama	1	1,090	163,300	1.4%	92.7%	0.7%
Arizona	4	3,130	329,100	2.8%	91.9%	2.7%
California	29	19,195	2,030,300	17.1%	92.3%	20.1%
Colorado	8	4,550	493,085	4.2%	89.8%	3.6%
Florida	26	19,870	2,363,100	20.1%	93.1%	23.0%
Illinois	6	3,785	429,500	3.6%	91.4%	2.9%
Indiana	2	1,030	112,700	1.0%	91.3%	0.6%
Massachusetts	1	840	93,200	0.8%	93.8%	1.9%
Maryland	2	1,610	169,500	1.4%	91.7%	1.4%
Michigan	4	2,220	266,100	2.3%	92.9%	1.8%
New Jersey	2	2,350	205,100	1.7%	90.6%	1.8%
Nevada	9	7,160	865,000	7.3%	92.0%	6.9%
North Carolina	19	9,190	1,192,400	10.1%	92.8%	8.4%
Ohio	5	2,310	279,700	2.4%	91.7%	1.5%
South Carolina	3	1,940	246,000	2.1%	93.6%	1.6%
Texas	12	6,960	919,300	7.8%	93.0%	6.7%
Virginia	1	830	71,100	0.6%	92.8%	0.8%
Washington	5	3,427	390,545	3.3%	89.3%	3.3%
Wisconsin	1	780	83,400	0.7%	91.0%	0.5%
Ontario, Canada	13	10,610	1,092,300	9.3%	93.2%	9.8%
Total	**153**	**102,877**	**11,794,730**	**100%**	**92.4%**	**100%**

[1] Includes all rentable units, consisting of storage units and parking (approximately 3,400 units).
[2] Includes all rentable square feet, consisting of storage units and parking (approximately 1,016,000 square feet).
[3] Represents the occupied square feet of all facilities we owned in a state or province divided by total rentable square feet of all the facilities we owned in such state or area as of December 31, 2022.
[4] Represents rental income (excludes administrative fees, late fees, and other ancillary income) for all facilities we owned in a state or province divided by our total rental income for the month ended December 31, 2022.

Additionally, we own our office located at 10 Terrace Rd, Ladera Ranch, California (the "Ladera Office") which houses our corporate headquarters.

As a result of the SST IV Merger, we acquired six self storage real estate joint ventures located in the Greater Toronto Area of Ontario, Canada, five of which were operating properties and one of which was under development as of December 31, 2022. As a result of the SSGT II Merger, we acquired three self storage real estate joint ventures located in the Greater Toronto Area of Ontario, Canada, two of which were operational and one of which was under development as of December 31, 2022. These joint venture agreements are with a subsidiary of SmartCentres, an unaffiliated third party, to acquire, develop, and operate self storage facilities. On May 25, 2022, we, as 50% owner and SmartCentres as the other 50% owner of a joint venture subsidiary, purchased a single tenant industrial building located in the city of Burnaby, British Columbia (the "Regent Property"), that we and SmartCentres intend to develop into a self storage facility in the future. Subsequent to December 31, 2022, on January 12, 2023 we as 50% owner and SmartCentres as the other 50% owner of a joint venture subsidiary, acquired a parcel of land in Whitby, Ontario (the "Whitby Property"), that we and SmartCentres intend to develop into a self storage facility in the future.

We account for these investments using the equity method of accounting and they are stated at cost and adjusted for our share of net earnings or losses and reduced by distributions and increased for contributions. Equity in earnings (loss) will generally be recognized based on our ownership interest in the earnings (loss) of each of the unconsolidated investments.

The following table summarizes our 50% ownership interests in unconsolidated real estate ventures in the Greater Toronto Area, Canada as of December 31, 2022 and 2021:

JV Property	Date Real Estate Venture Became Operational	Carrying Value of Investment as of December 31, 2022	Carrying Value of Investment as of December 31, 2021
Dupont [1]	October 2019	$ 4,245,434	$ -
East York [2]	June 2020	6,039,951	6,393,576
Brampton [2]	November 2020	2,166,186	2,354,346
Vaughan [2]	January 2021	2,625,089	2,871,265
Oshawa [2]	August 2021	1,506,798	1,801,413
Scarborough [2]	November 2021	2,364,175	2,862,677
Aurora [1]	December 2022	2,546,407	-
Kingspoint [2]	March 2023	3,342,969	2,660,007
Markham [1]	Under Development	1,038,541	-
Regent [3]	Under Development	2,646,532	-
		$ 28,522,082	$ 18,943,284

[1] These joint venture properties were acquired through the SSGT II Merger.

[2] These joint venture properties were acquired through the SST IV Merger.

[3] This property is currently leased as a single tenant industrial lease. The joint venture plans to develop this property into a self storage facility in the future.

ITEM 3.   LEGAL PROCEEDINGS

(a) From time to time, we are party to legal, regulatory and other proceedings that arise in the ordinary course of our business. In accordance with applicable accounting guidance, management accrues an estimated liability when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. We are not aware of any such proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition.

(b) None.

ITEM 4.   MINE SAFETY DISCLOSURES

Not Applicable.

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

As of March 1, 2023, we had approximately 88.9 million Class A Shares outstanding and approximately 8.1 million Class T Shares outstanding, held by a total of approximately 19,500 stockholders of record.

There is no established trading market for our common stock. Therefore, there is a risk that a stockholder may not be able to sell our stock at a time or price acceptable to the stockholder, or at all. Our Offering terminated on January 9, 2017. Pursuant to the terms of our charter, certain restrictions are imposed on the ownership and transfer of shares. On March 7, 2022, our board of directors approved the suspension of our distribution reinvestment plan and share redemption program such that distributions for the month of March 2022, payable on April 15, 2022, were paid in cash. See Note 12 – Commitments and Contingencies of the Notes to the Consolidated Financial Statements contained in this report for additional information.

Unless and until our shares are listed for trading on a national securities exchange, it is not expected that a public market for our shares will develop. To assist fiduciaries of plans subject to the annual reporting requirements of ERISA and account trustees or custodians to prepare reports relating to an investment in our shares, we intend to provide reports of our quarterly and annual determinations of the current value of our net assets per outstanding share to those fiduciaries (including account trustees and custodians) who identify themselves to us and request the reports.

Determination of Estimated Per Share Net Asset Value

On December 6, 2022, our board of directors (the "Board"), at the recommendation of the Nominating and Corporate Governance Committee of the Board (the "Committee"), unanimously approved and established an estimated net asset value per share ("Estimated Per Share NAV"). The Estimated Per Share NAV is based on the estimated value of our assets less the estimated value of our liabilities, divided by the number of shares outstanding on a fully diluted basis, calculated as of September 30, 2022 (the "Valuation Date"). We provided this Estimated Per Share NAV to assist broker-dealers in connection with their obligations under Financial Industry Regulatory Authority ("FINRA") Rule 2231, with respect to customer account statements. This valuation was performed in accordance with the provisions of the Institute for Portfolio Alternatives Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued in April 2013 (the "IPA Valuation Guidelines").

The Committee, which is composed solely of independent directors, was responsible for the oversight of the valuation process, including the review and approval of the valuation process and methodology used to determine the Estimated Per Share NAV, the consistency of the valuation and appraisal methodologies with real estate industry standards and practices, and the reasonableness of the assumptions used in the valuations and appraisals.

The Estimated Per Share NAV was determined after consultation with our management and Robert A. Stanger & Co, Inc. ("Stanger"), an independent third-party valuation firm. The engagement of Stanger was approved by the Committee. Stanger prepared an appraisal report (the "Stanger Appraisal Report") summarizing key information and assumptions and providing an appraised value range on 156 wholly-owned properties and six properties held in unconsolidated joint ventures in our portfolio as of September 30, 2022 (collectively, the "Stanger Appraised Properties"). Stanger also prepared a net asset value report (the "Stanger NAV Report") which estimates the net asset value range per share of each of our Class A common stock and Class T common stock as of September 30, 2022. The Stanger NAV Report relied upon: (i) the Stanger Appraisal Report for the Stanger Appraised Properties; (ii) Stanger's estimated value range of our advisory, asset management and property management businesses and certain joint ventures (the "Managed REIT Platform"); (iii) Stanger's estimated fair market value of our secured mortgage debt and other debt outstanding; (iv) Stanger's estimated value range of our unconsolidated joint ventures (the "Unconsolidated Joint Ventures"); and (v) our estimate of the value of our cash, other assets, and liabilities, to calculate an estimated net asset value range per share of our common stock. The process for estimating the value of our assets and liabilities was performed in accordance with the provisions of the IPA Valuation Guidelines.

After considering all information provided, including the Committee's receipt and review of the Stanger Appraisal Report and the Stanger NAV Report (the "Reports"), and based on the Committee's extensive knowledge of our assets and liabilities, the Committee concluded that the range in estimated value per share of $14.15 to $16.38, with a mid-point estimated value per share of $15.21, as indicated in the Stanger NAV Report was reasonable and recommended to the Board that it adopt $15.21 as the Estimated Per Share NAV for our Class A shares and Class T shares.

The table below sets forth the calculation of our Estimated Per Share NAV as of September 30, 2022 and the Company's previous estimated value per share as of June 30, 2021:

Assets		September 30, 2022		June 30, 2021
Real Estate Properties	$	2,713,719,123	$	2,447,983,782
Additional assets				
Cash		41,193,848		26,580,765
Restricted Cash		8,673,253		7,276,448
Investments in Unconsolidated JV's		53,382,222		38,682,262
Other assets		68,191,538		22,216,661
Managed REIT Platform		124,780,000		86,330,000
Total Assets	$	3,009,939,984	$	2,629,069,918
Liabilities				
Debt	$	1,043,438,537	$	852,742,137
Mark-to-market on mortgage debt		(37,004,302)		20,863,687
Accounts payable and accrued liabilities		29,981,882		24,971,716
Due to affiliates		409,730		92,545
Distributions payable		9,088,802		8,088,854
Total Liabilities	$	1,045,914,649	$	906,758,939
Net Asset Value		1,964,025,335		1,722,310,979
Preferred Equity [1]		-		-
Net Asset Value to Common	**$**	**1,964,025,335**	**$**	**1,722,310,979**
Net Asset Value for Class A shares	$	1,841,027,171	$	1,601,952,979
Number of Class A shares outstanding[1][2]		121,023,898		106,199,040
Estimated value per Class A share	$	15.21	$	15.08
Net Asset Value for Class T shares	$	122,998,164	$	120,358,000
Number of Class T shares outstanding		8,085,550		7,978,951
Estimated value per Class T share	$	15.21	$	15.08

[1]   The outstanding shares of the Series A Convertible Preferred Stock are convertible into shares of the Company's Class A common stock on or after the second anniversary of the effective date (October 29, 2021) of that certain preferred stock purchase agreement by and between the Company and Extra Space Storage LP (the "Preferred Stock Purchase Agreement"). Upon a liquidation, the holder of the Series A Convertible Preferred Stock would receive the greater of the Liquidation Amount (as defined in the Preferred Stock Purchase Agreement) or the amount that would have been payable upon conversion of the Series A Convertible Preferred Stock into shares of the Company's Class A common stock. For purposes of this analysis, Stanger assumed the conversion of the Series A Convertible Preferred Stock into shares of the Company's Class A common stock based on the conversion price, as described in the Preferred Stock Purchase Agreement, of $10.66.

[2]   Includes outstanding units in SmartStop OP, L.P., the Company's operating partnership (the "Operating Partnership") ("OP Units") and unvested restricted stock and unvested OP Units issued to the Company's directors and management.

Methodology and Key Assumptions

In determining the Estimated Per Share NAV, the Board considered the recommendation of the Committee, the Reports provided by Stanger and information provided by the Company. Our goal in calculating the Estimated Per Share NAV is to arrive at a value that is reasonable and supportable using what the Committee and the Board each deems to be appropriate valuation methodologies and assumptions.

FINRA's current rules provide no guidance on the methodology an issuer must use to determine its Estimated Per Share NAV. As with any valuation methodology, the methodologies used are based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different Estimated Per Share NAV, and these differences could be significant. The Estimated Per Share NAV is not audited and does not represent the fair value of the Company's assets less its liabilities according to U.S. generally accepted accounting principles ("GAAP"), nor does it represent a liquidation value of the Company's assets and liabilities or the amount the Company's shares of common stock would trade at on a national securities exchange. The estimated asset values may not, however, represent current market value or book value. The estimated value range of the Stanger Appraised Properties does not necessarily represent the value the Company would receive or accept if the assets were marketed for sale.

The Estimated Per Share NAV does not reflect a real estate portfolio premium or discount compared to the sum of the individual property values. The Estimated Per Share NAV also does not take into account estimated disposition costs and fees for real estate properties that are not held for sale.

Independent Valuation Firm

Stanger was selected by the Committee to appraise and provide a value on the Stanger Appraised Properties. Stanger is engaged in the business of appraising commercial real estate properties and is not affiliated with the Company. The compensation the Company paid to Stanger related to the valuation is based on the scope of work and not on the appraised values of the Company's real estate properties. The appraisals were performed in accordance with the Code of Ethics and the Uniform Standards of Professional Appraisal Practice, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation. The Stanger Appraisal Report was reviewed, approved, and signed by an individual with the professional designation of MAI licensed in the state where each real property is located. The use of the reports is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives. In preparing its Reports, Stanger did not, and was not requested to, solicit third-party indications of interest for the Company's common stock in connection with possible purchases thereof or the acquisition of all or any part of the Company.

Stanger collected reasonably available material information that it deemed relevant in appraising the Company's real estate properties. Stanger relied in part on property-level information provided by the Company, including: (i) historical and projected operating revenues and expenses; (ii) unit mixes; (iii) rent rolls; and (iv) information regarding recent or planned capital expenditures.

In conducting its investigation and analyses, Stanger took into account customary and accepted financial and commercial procedures and considerations as it deemed relevant. Although Stanger reviewed information supplied or otherwise made available by the Company for reasonableness, Stanger assumed and relied upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to Stanger by any other party and did not independently verify any such information. Stanger has assumed that any operating or financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Stanger were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the Company's management and/or the Board. Stanger relied on the Company to advise it promptly if any information previously provided became inaccurate or was required to be updated during the period of their review.

In performing its analyses, Stanger made numerous other assumptions as of various points in time with respect to industry performance, general business, economic, and regulatory conditions, and other matters, many of which are beyond its control and the Company's control. Stanger also made assumptions with respect to certain factual matters. For example, unless specifically informed to the contrary, Stanger assumed that the Company has clear and marketable title to each real estate property appraised, that no title defects exist, that any improvements were made in accordance with law, that no hazardous materials are present or were present previously, that no significant deed restrictions exist, and that no changes to zoning ordinances or regulations governing use, density, or shape are pending or being considered. Furthermore, Stanger's analyses, opinions, and conclusions were necessarily based upon market, economic, financial, and other circumstances and conditions existing as of or prior to the date of the Stanger Appraisal Report, and any material change in such circumstances and conditions may affect Stanger's analyses and conclusions. The Stanger Appraisal Report contains other assumptions, qualifications, and limitations that qualify the analyses, opinions, and conclusions set forth therein. Furthermore, the prices at which the Company's real estate properties may actually be sold could differ from Stanger's analyses.

Stanger is actively engaged in the business of appraising commercial real estate properties similar to those owned by the Company in connection with public securities offerings, private placements, business combinations, and similar transactions.

The Company does not believe that there are any material conflicts of interest between Stanger, on the one hand, and the Company, and their affiliates, on the other hand. The Company engaged Stanger, with approval from the Committee, to deliver its Reports to assist in the net asset value calculation and Stanger received compensation for those efforts. In addition, the Company has agreed to indemnify Stanger against certain liabilities arising out of this engagement. A special committee of the Board previously engaged Stanger to serve as a financial advisor in connection with the Company's acquisition of Strategic Storage Growth Trust, Inc., Strategic Storage Trust IV, Inc., Strategic Storage Growth Trust II, Inc. and the Managed REIT Platform acquired from Strategic Asset Management I, LLC (f/k/a SmartStop Asset Management, LLC) ("SAM") and Stanger provided fairness opinions in connection with certain of those transactions, for which Stanger was paid usual and customary fees. In addition, Stanger was previously engaged by the Committee and performed a net asset value calculation for the Company for the periods ended June 30, 2021, December 31, 2019 and March 31, 2019. In 2021, Stanger was also engaged to provide other financial advisory services to the Company. Finally, Stanger served as a financial advisor

in the negotiation and closing of the Series A Convertible Preferred Stock by Extra Space Storage LP, a subsidiary of Extra Space Storage Inc. Stanger may from time to time in the future perform other services for the Company or its managed REITs, so long as such other services do not adversely affect the independence of Stanger as certified in the applicable Stanger Appraisal Report.

Although Stanger considered any comments received from the Company relating to their Reports, the final appraised value ranges of the Company's real estate properties were determined by Stanger for the Stanger Appraised Properties. The Reports are addressed solely to the Committee to assist it in calculating and recommending to the Board an Estimated Per Share NAV of the Company's common stock. The Reports are not addressed to the public, may not be relied upon by any other person to establish an Estimated Per Share NAV of the Company's common stock, and do not constitute a recommendation to any person to purchase or sell any shares of the Company's common stock.

The foregoing is a summary of the standard assumptions, qualifications, and limitations that generally apply to the Reports. The Reports, including the analysis, opinions, and conclusions set forth in such reports, are qualified by the assumptions, qualifications, and limitations set forth in the respective reports.

Real Estate Valuation

As described above, the Company engaged Stanger to provide an appraisal containing a range of market value of the Stanger Appraised Properties consisting of 156 wholly-owned properties and six properties held in unconsolidated joint ventures in the Company's portfolio as of September 30, 2022. In preparing the Stanger Appraisal Report, Stanger, among other things:

- performed a site visit of the Stanger Appraised Properties in the context of this assignment or prior assignments;

- interviewed the Company's officers to obtain information relating to the physical condition of each Stanger Appraised Property, including known environmental conditions, status of ongoing or planned property additions and reconfigurations, and other factors for such properties;

- reviewed historical operating statements, asking rental rates by unit type, achieved rental rates, market rental rates, occupancy for the subject properties and competing properties, current tax information and a review of tax comparable properties, where appropriate, and capitalization rates for self storage properties observed in the marketplace based on investor surveys and general discussions in the market, and extracted from recent sales of self storage properties in each property's region.

Stanger employed the income approach to estimate the value range of the Stanger Appraised Properties (other than the office condominium located in Ladera Ranch, CA), which involves an economic analysis of the property based on its potential to provide future net annual income. A direct capitalization analysis was used to determine the value range of the portfolio by valuing each Stanger Appraised Property in the portfolio. The direct capitalization analysis was based upon the stabilized net operating income of each property capitalized at an appropriate capitalization rate for each property based upon property characteristics and competitive position and market conditions at the date of the appraisal. Stanger deducted estimated lease up costs for properties that were not considered stabilized and adjusted the value conclusion of properties that suffered from deferred maintenance. Stanger employed the sales comparison approach to value the office condominium located in Ladera Ranch, CA, which utilizes indices of value derived from actual or proposed sales of comparable properties to estimate the value of the subject property.

Stanger prepared the Stanger Appraisal Report, which summarizes key inputs and assumptions, providing a value for each of the Stanger Appraised Properties it appraised using financial information provided by the Company. From such review, Stanger selected the appropriate direct capitalization rate in its direct capitalization analysis.

The total aggregate purchase price of the wholly-owned appraised properties in the Stanger Appraisal Report was approximately $1.9 billion. In addition, through the Valuation Date, the Company had invested approximately $77 million in capital improvements on these real estate assets since inception. As of the Valuation Date, the total value range of the wholly-owned appraised properties was approximately $2.6 billion to $2.9 billion. The mid-point appraised value of approximately $2.7 billion represents an approximately 37% increase in the total value of the real estate assets over the aggregate purchase price and aggregate improvements. The following summarizes the key assumptions that were used in the direct capitalization models to arrive at the mid-point appraised value of the Stanger Appraised Properties:

Assumption	Range	Weighted Average
Direct Capitalization rate	4.25% to 5.75%	4.95%

While the Company believes that Stanger's assumptions and inputs are reasonable, a change in these assumptions and inputs would significantly impact the calculation of the appraised value of the Stanger Appraised Properties and thus, the Estimated Per Share NAV. The table below illustrates the impact on the Estimated Per Share NAV if the direct capitalization rates were adjusted by 25 basis points or 5%, assuming the mid-point value conclusion for each Stanger Appraised Property is based on the method being sensitized and all other factors remain unchanged:

	Estimated Per Share NAV due to:			
	Increase 25 Basis Points	Decrease 25 Basis Points	Increase 5.0%	Decrease 5.0%
Direct Capitalization Rate	$ 14.15	$ 16.38	$ 14.18	$ 16.36

Debt

Values for the Company's secured mortgage debt and other Company debt outstanding (the "Outstanding Debt") were estimated by Stanger using a discounted cash flow analysis, which used inputs based on the remaining loan terms and estimated current market interest rates for debt with similar characteristics, including remaining loan term, loan-to-value ratios, debt-service-coverage ratios, customary affirmative and negative covenants, prepayment terms, and collateral attributes. The current market interest rate was generally determined based on market rates for available comparable debt. The estimated current market interest rates ranged from 4.35% to 6.20% for the Outstanding Debt.

As of September 30, 2022, Stanger's estimated fair value of the Company's consolidated Outstanding Debt was approximately $1.0 billion. The weighted-average discount rate applied to the future estimated debt payments of the Outstanding Debt was approximately 5.39%.

While the Company believes that Stanger's assumptions and inputs are reasonable, a change in these assumptions and inputs would significantly impact the calculation of the estimated value of the Outstanding Debt and thus, the Estimated Per Share NAV. The table below illustrates the impact on the Estimated Per Share NAV if the market interest rate of the Outstanding Debt were adjusted by 25 basis points or 5%, and assuming all other factors remain unchanged:

Estimated Per Share NAV due to:			
Decrease 25 Basis Points	Increase 25 Basis Points	Decrease 5.0%	Increase 5.0%
$ 15.14	$ 15.28	$ 15.13	$ 15.29

Cash, Other Assets, Other Liabilities and Preferred Equity

The fair value of the Company's cash, other assets, and other liabilities were estimated by the Company to approximate carrying value as of the Valuation Date. In estimating the fair value of the Series A Convertible Preferred Stock, Stanger considered the conversion feature of the Series A Convertible Preferred Stock, as described above, and determined that as of the Valuation Date it would have been dilutive since the conversion value of $10.66 per share is at a lower value than the Estimated Per Share NAV determined by the Board as of the Valuation Date. Therefore, Stanger assumed the Series A Convertible Preferred Stock was converted into common shares and was included in the fully diluted share count as of the Valuation Date. The carrying value of a majority of the Company's other assets and liabilities are considered to equal their fair value due to their short maturities or liquid nature. Certain balances, such as intangible assets and liabilities and deferred financing costs, have been eliminated for the purpose of the valuation due to the fact that the value of those balances were already considered in the valuation of the respective investments. These amounts include investments in and advances to our managed REITs.

Managed REIT Platform Value

To derive the estimated value range of the Managed REIT Platform, Stanger estimated the market value associated with the Company's asset management and property management contracts (the "Management Contracts") with the Company, Strategic Storage Growth Trust III, Inc. ("SSGT III") and Strategic Storage Trust VI, Inc. ("SST VI") using a comparable transactions analysis. Stanger considered the projected fee income from the Management Contracts and the associated reasonable expenses to support such activities to derive an EBITDA projection for the 12 month period (the "Projected EBITDA") following the Valuation Date. Stanger then applied a range of EBITDA multiples to the Projected EBITDA to derive an estimated value range associated with the Management Contracts.

To derive the estimated value range of the Managed REIT Platform, Stanger also estimated the market value associated with the agreements between the Company, SSGT III and SST VI related to the tenant insurance, tenant protection plans or similar programs ("Tenant Protection Programs") using a direct capitalization approach. Stanger considered the projected Tenant Protection Program income and related reasonable expenses to derive an EBITDA projection for the 12 month period (the "Projected TI EBITDA") following the Valuation Date. Stanger then applied a range of capitalization rates to the Projected TI EBITDA to derive an estimated value range associated with the Tenant Protection Programs.

Unconsolidated Joint Ventures Value

The Company holds interests in unconsolidated entities in joint ventures with SmartCentres Real Estate Investment Trust, which own self storage properties or properties in various stages of planning and development into self storage properties located in Canada. Stanger estimated the fair market value range of the Unconsolidated Joint Ventures by: (i) utilizing the value range of the properties owned by the Unconsolidated Joint Ventures based upon the Stanger Appraisal Report; (ii) adding the other tangible assets held by the Unconsolidated Joint Ventures; (iii) deducting the other tangible liabilities held by the Unconsolidated Joint Ventures; and (iv) taking the resulting equity from the Unconsolidated Joint Ventures and processing such equity through the Unconsolidated Joint Venture agreement as it pertains to capital distribution allocations, to determine the amount of equity attributable to the Company.

Different parties using different assumptions and estimates could derive a different Estimated Per Share NAV, and these differences could be significant. The value of the Company's shares will fluctuate over time in response to developments related to individual assets in the Company's portfolio and the management of those assets and in response to the real estate and finance markets.

The Board's Determination of the Estimated Per Share NAV

Based upon a review of the Reports provided by Stanger, upon the recommendation of the Committee, the board of directors estimated the Estimated Per Share NAV for each of the Class A common stock and Class T common stock to be $15.21.

Limitations of Estimated Per Share NAV

The various factors considered by the Board in determining the Estimated Per Share NAV were based on a number of assumptions and estimates that may not be accurate or complete. As disclosed above, we are providing the Estimated Per Share NAV to assist broker-dealers that participate, or participated, in our public offering in meeting their customer account statement reporting obligations. As with any valuation methodology, the methodologies used are based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different Estimated Per Share NAV. The Estimated Per Share NAV is not audited and does not represent the fair value of our assets or liabilities according to GAAP.
Accordingly, with respect to the Estimated Per Share NAV, we can give no assurance that:

- a stockholder would be able to resell his or her Class A shares of common stock or Class T shares of common stock at the Estimated Per Share NAV;

- a stockholder would ultimately realize distributions per share equal to the Estimated Per Share NAV upon liquidation of our assets and settlement of its liabilities or a sale of our Company;

- our shares of Class A common stock and Class T common stock would trade at the Estimated Per Share NAV on a national securities exchange;

- a different independent third-party appraiser or other third-party valuation firm would agree with the Estimated Per Share NAV; or

- the Estimated Per Share NAV, or the methodology used to estimate the Estimated Per Share NAV, will be found by any regulatory authority to comply with the Employee Retirement Income Security Act (ERISA), the Internal Revenue Code of 1986, as amended, or other regulatory requirements.

Similarly, the amount a stockholder may receive upon repurchase of their shares, if they participate in our share redemption program and such redemption program is available, may be greater than or less than the amount a stockholder paid for the shares, regardless of any increase in the underlying value of any assets owned by us.

The Estimated Per Share NAV is based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding on an adjusted fully diluted basis, calculated as of September 30, 2022. The Estimated Per Share NAV was based upon 129,109,448 shares of common equity or equivalent interests outstanding as of September 30, 2022, which was comprised of (i) 88,857,061 Class A shares of our common stock, of which 145,233 are unvested restricted Class A common stock issued to our directors and employees, plus (ii) 8,085,550 outstanding Class T shares of our common stock, plus (iii) 18,761,726 shares related to the assumed conversion of the Series A Preferred Stock into common shares, plus (iv) 13,405,111 OP Units, of which 809,581 are unvested OP Units issued to our directors and executive officers. Such OP Units are, or will be upon vesting (as applicable), exchangeable on a one-for-one basis into Class A shares of our common stock.

Further, the value of the Company's shares will fluctuate over time as a result of, among other things, developments related to individual assets and responses to the real estate and capital markets. The Estimated Per Share NAV does not reflect a real estate portfolio premium or discount versus the sum of the individual property values. The Estimated Per Share NAV also does not take into account estimated disposition costs and fees for real estate properties that are not held for sale or other windup costs. The Company currently anticipates publishing a new estimated share value on an annual basis.

Distributions

We elected to be taxed as a real estate investment trust ("REIT") under Sections 856 through 860 of the Code beginning with the taxable year ended December 31, 2014. By qualifying as a REIT, we generally will not be subject to U.S. federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to U.S. federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for U.S. federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner that we will remain qualified as a REIT for U.S. federal income tax purposes.

For income tax purposes, distributions to common stockholders are characterized as ordinary dividends, capital gain dividends, or as nontaxable distributions. To the extent that we make a distribution in excess of our current or accumulated earnings and profits, the distribution will be a non-taxable return of capital, reducing the tax basis in each U.S. stockholder's shares, and the amount of each distribution in excess of a U.S. stockholder's tax basis in its shares will be taxable as gain realized from the sale of its shares.

For 2021, we paid a total of approximately $64.1 million in distributions, which consisted of approximately $45.7 million to our common stockholders, approximately $6.1 million to our OP Unit holders, and approximately $12.3 million to our preferred stockholder. Approximately $36.7 million of the 2021 total distributions, comprised of approximately 80% of our common stockholder distributions and none of our preferred stockholder distributions, constituted a non-taxable return of capital.

For 2022, we paid a total of approximately $74.4 million in distributions, which consisted of approximately $54.6 million to our common stockholders, approximately $7.3 million to our OP Unit holders, and approximately $12.5 million to our preferred stockholder. Approximately $28.0 million of the 2022 total distributions, comprised of approximately 51.3% of our common stockholder distributions and none of our preferred stockholder distributions, constituted a non-taxable return of capital.

The following table shows the distributions we have paid in cash and through our distribution reinvestment plan for the years ended December 31, 2021 and 2022:

Quarter	OP Unit Holders[1]	Preferred Stockholder[2]	Common Stockholders[1]	Distributions Declared per Common Share
1st Quarter 2021	$ 1,377,906	$ 2,928,620	$ 8,748,732	$ 0.15
2nd Quarter 2021	$ 1,549,658	$ 3,082,192	$ 11,899,179	$ 0.15
3rd Quarter 2021	$ 1,615,264	$ 3,116,438	$ 12,586,324	$ 0.15
4th Quarter 2021	$ 1,596,944	$ 3,150,685	$ 12,487,739	$ 0.15
1st Quarter 2022	$ 1,597,751	$ 3,150,685	$ 12,424,264	$ 0.15
2nd Quarter 2022	$ 1,763,224	$ 3,082,192	$ 13,020,126	$ 0.15
3rd Quarter 2022	$ 1,903,553	$ 3,116,438	$ 14,710,548	$ 0.15
4th Quarter 2022	$ 2,036,687	$ 3,150,685	$ 14,480,242	$ 0.15

[1] Declared distributions are paid monthly in arrears.
[2] Declared distributions are paid quarterly in arrears. See Note 6 – Preferred Equity, of the Notes to the Consolidated Financial Statements contained in this report, for additional information.

The payment of distributions from sources other than cash flows from operations may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flows from operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment and the types and mix of investments in our portfolio. As a result, future distributions declared and paid may exceed cash flow from operations.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides details of our 2022 Long-Term Incentive Plan (the "Plan") as of December 31, 2022, under which we are able to issue various forms of equity based compensation.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by Security Holders	—	—	9,978,272
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	—	—	9,978,272

(1) The total number of shares of stock reserved for issuance under the Plan is 10,000,000 shares in the aggregate, less amounts already issued under the plan.

Recent Sales of Unregistered Securities

We did not have any recent sales of unregistered securities during the period covered by this Annual Report that were not disclosed in a quarterly report on Form 10-Q or current report on Form 8-K.

Redemption Program

Our share redemption program enables our stockholders to have their shares redeemed by us, subject to the significant conditions and limitations described in our publicly filed documents. As of December 31, 2022, approximately $76.6 million of common stock was available for redemption and none was included in accrued expenses and other liabilities as of December 31, 2022. During the three months ended December 31, 2022, we redeemed shares as follows:

For the Month Ended	Total Number of Shares Redeemed	Average Price Paid per Share	Total Number of Shares Redeemed as Part of Publicly Announced Plans or Programs	Maximum Number of Shares (or Units) That May Yet to be Purchased Under the Plans or Programs
October 31, 2022	—	$ —	—	3,971,919 (1)
November 30, 2022	—	—	—	3,971,919 (1)
December 31, 2022	—	—	—	3,971,919 (1)

(1) A description of the maximum number of shares that may be purchased under our SRP is included in Note 12 – Commitments and Contingencies, of the Notes to the Consolidated Financial Statements contained in this report.

Our share redemption program is presently suspended. See Note 12 – Commitments and Contingencies, of the Notes to the Consolidated Financial Statements contained in this report for additional information.

The performance graph below is a comparison of the cumulative total return of our shares of Class A common stock, the Standard and Poor's 500 Index ("S&P 500"), the FTSE NAREIT All Equity REITs Index and the Russell 2000 Index ("Russell 2000"), assuming a starting investment of $100 on December 31, 2017 and reinvestment of distributions. The value of an investment in SmartStop reflects the customer account statement value in effect and does not factor in deductions for upfront fees and expenses paid at the time of investment. We currently have Class A and Class T common stock outstanding, with varying performance results between each class due to differences in class-specific fees and expenses. Class A is pictured in the graph below. There can be no assurance that the performance of our Class A shares will continue in line with the same or similar trends depicted in the performance graph.



Total Return Performance

SmartStop   S&P 500   FTSE NAREIT All Equity Index   Russell 2000

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial data contained within this Form 10-K, and our accompanying consolidated financial statements and the notes thereto. See also "Cautionary Note Regarding Forward-Looking Statements" preceding Part I.

Overview

We are a self-managed and fully-integrated self storage real estate investment trust ("REIT"). Our year end is December 31. As used in this report, "we," "us," "our," and "Company" refer to SmartStop Self Storage REIT, Inc. and each of our subsidiaries.

We focus on the acquisition, ownership, and operation of self storage properties located primarily within the top 100 metropolitan statistical areas, or MSAs, throughout the United States and Canada. According to the Inside Self Storage Top-Operators List for 2022, we are the 11th largest owner and operator of self storage properties in the United States based on number of properties, units, and rentable square footage. As of December 31, 2022, our wholly-owned portfolio consisted of 153 self storage properties diversified across 19 states and Canada comprising approximately 103,000 units and 11.8 million net rentable square feet. Additionally, we had 50% equity interests in ten unconsolidated real estate ventures located in the Greater Toronto Area, which consisted of seven operating self storage properties, two parcels of land under development into self storage facilities, and one single tenant industrial building, which we plan to convert into a self storage property over the long term. Further, through our Managed REIT Platform (as defined below), we serve as the sponsor of Strategic Storage Trust VI, Inc., a publicly-registered non-traded REIT ("SST VI"), and Strategic Storage Growth Trust III, Inc., a private company that intends to elect to qualify as a REIT ("SSGT III" and together with SST VI, the "Managed REITs"), both of which pay us fees to manage these programs and manage their 19 operating self storage properties (as of December 31, 2022).

Our primary business model is focused on owning and operating high quality self storage properties in high growth markets in the United States and Canada. We finance our portfolio through a diverse capital strategy which includes cash generated from operations, borrowings under our syndicated revolving line of credit, secured and unsecured debt financing, equity offerings and joint ventures. Our business model is designed to maximize cash flow available for distribution to our stockholders and to achieve sustainable long-term growth in cash flow in order to maximize long-term stockholder value at acceptable levels of risk. We execute our organic growth strategy by pursuing revenue-optimizing and expense-minimizing opportunities in the operations of our existing portfolio. We execute our external growth strategy by developing, redeveloping, acquiring and managing self storage facilities in the United States and Canada both internally and through our Managed REITs, and we look to acquire properties that are physically stabilized, recently developed, in various stages of lease up or at certificate of occupancy. We seek to acquire undermanaged facilities that are not operated by institutional operators, where we can implement our proprietary management and technology to maximize net operating income.

As discussed herein, we, through our subsidiaries, currently serve as the sponsor of SST VI and SSGT III. We also served as the sponsor of Strategic Storage Trust IV, Inc., a public non-traded REIT ("SST IV") through March 17, 2021, and Strategic Storage Growth Trust II, Inc., a private REIT ("SSGT II") through June 1, 2022. Prior to March 17, 2021 and June 1, 2022, SST IV and SSGT II, respectively, were also included in the "Managed REITs." We operate the properties owned by the Managed REITs, consisting of, as of December 31, 2022, 19 operating properties and approximately 14,600 units and approximately 1.8 million rentable square feet. In addition, we have the internal capability to originate, structure and manage additional self storage investment programs (the "Managed REIT Platform") which would be sponsored by SmartStop REIT Advisors, LLC ("SRA"), our indirect subsidiary. We generate asset management fees, property management fees, acquisition fees, and other fees and also receive substantially all of the tenant protection program revenue earned by our Managed REITs. For the property management and advisory services that we provide, we are reimbursed for certain expenses that otherwise helps to offset our net operating expense burden.

Industry Outlook

Self storage industry fundamentals remain strong relative to historical operating levels, with many properties operating at optimal revenue-producing occupancy. Additionally, favorable industry dynamics have resulted in above-average pricing power for self storage operators. Operators are able to achieve high same-store occupancy levels through a diverse base of customer demand from individuals as well as businesses. As of the end of the second quarter of 2022, according to the 2023 Self Storage Almanac, the industry average occupancy was 93.4%. As of December 31, 2022, the U.S. listed REITs averaged ending same-store occupancy of 92.1%. While these occupancy levels are down from the prior year,

they are above historical averages. Additionally, the self storage industry maintained strong occupancy and revenue growth throughout the height of the COVID-19 pandemic and in the time that has followed, exemplifying how the fundamentals of self storage can continue to capture demand in the face of a variety of a challenging operating environment. Based on these favorable supply and demand dynamics, we believe that disciplined self storage operators will generate revenue growth in the near term and will continue to drive revenue through various economic cycles. Likewise, we expect moderate growth in new supply through 2024. We believe that overhead costs and maintenance capital expenditures are considerably lower in the self storage industry as compared to other real estate sectors, and as a result of that strong operating leverage, self storage companies are able to achieve comparatively higher operating and cash flow margins. Although property taxes were moderated through assessment challenges over the past two years, we expect elevated property tax increases in our sector in the coming years. We expect same-store expense growth resulting from increases in employee costs, property insurance and property taxes in 2023, to be partially offset by operating efficiencies gained from leveraging technology and solar initiatives. Even with these offsets, we believe the sector will see above-historical average same store expense increases in the near term.

Critical Accounting Policies and Estimates

We have established accounting policies which conform to generally accepted accounting principles ("GAAP"). Preparing financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Following is a discussion of the estimates and assumptions used in setting accounting policies that we consider critical in the presentation of our consolidated financial statements. Many estimates and assumptions involved in the application of GAAP may have a material impact on our financial condition or operating performance, or on the comparability of such information to amounts reported for other periods, because of the subjectivity and judgment required to account for highly uncertain items or the susceptibility of such items to change. These estimates and assumptions affect our reported amounts of assets and liabilities, our disclosure of contingent assets and liabilities at the dates of the financial statements and our reported amounts of revenue and expenses during the period covered by this report. If management's judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied or different amounts of assets, liabilities, revenues and expenses would have been recorded, thus resulting in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements. Additionally, other companies may use different estimates and assumptions that may impact the comparability of our financial condition and results of operations to those companies.

We believe that our critical accounting policies include the following: real estate acquisition valuation; the evaluation of whether any of our long-lived assets have been impaired; the valuation of goodwill and related impairment considerations, the valuation of our trademarks and related impairment considerations, the determination of the useful lives of our long-lived assets; and the evaluation of the consolidation of our interests in joint ventures. The following discussion of these policies supplements, but does not supplant the description of our significant accounting policies, as contained in Note 2 – Summary of Significant Accounting Policies of the Notes to the Consolidated Financial Statements contained in this report, and is intended to present our analysis of the uncertainties involved in arriving upon and applying each policy.

Real Estate Acquisition Valuation

We account for asset acquisitions in accordance with GAAP which requires that we allocate the purchase price of a property to the tangible and intangible assets acquired and the liabilities assumed based on their relative fair values. This guidance requires us to make significant estimates and assumptions, including fair value estimates, which requires the use of significant unobservable inputs as of the acquisition date.

The value of the tangible assets, consisting of land and buildings is determined as if vacant. Because we believe that substantially all of the leases in place at properties we will acquire will be at market rates, as the majority of the leases are month-to-month contracts, we do not expect to allocate any portion of the purchase prices to above or below market leases. We also consider whether in-place, market leases represent an intangible asset. Acquisitions of portfolios of facilities are allocated to the individual facilities based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which take into account the relative size, age, and location of the individual facility along with current and projected occupancy and rental rate levels or appraised values, if available.

Our allocations of purchase prices are based on certain significant estimates and assumptions, variations in such estimates and assumptions could result in a materially different presentation of the consolidated financial statements or materially different amounts being reported in the consolidated financial statements.

Real Property Assets Valuation

We evaluate our real property assets for impairment based on events and changes in circumstances that may arise in the future and that may impact the carrying amounts of such assets. When indicators of potential impairment are present, we will assess the recoverability of the particular asset by determining whether the carrying value of the asset will be recovered,

through an evaluation of the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. This evaluation is based on a number of estimates and assumptions, such as, but not limited to, comparative sales, estimated cash flow, and other similar valuation techniques. Based on this evaluation, if the expected undiscounted future cash flows do not exceed the carrying value, we will adjust the value of the real property asset and recognize an impairment loss. Our evaluation of the impairment of real property assets could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as the amount of impairment loss, if any, recognized may vary based on the estimates and assumptions we use.

Intangible Assets Valuation

In connection with the acquisition of the self storage advisory, asset management and property management businesses and certain joint venture interests of Strategic Asset Management I, LLC (f/k/a SmartStop Asset Management, LLC), our former sponsor ("SAM"), along with certain other assets of SAM (collectively, the "Self Administration Transaction"), we allocated a portion of the consideration to the contracts that we acquired related to the Managed REITs and the customer relationships related to our tenant insurance, tenant protection plans or similar programs (the "Tenant Protection Programs"). For these intangibles, we are amortizing such amounts on a straight-line basis over the estimated benefit period of the contracts and customer relationships. We evaluate these intangible assets for impairment when an event occurs or circumstances change that indicate the carrying value may not be recoverable. In such an event, an impairment charge is recognized and the intangible asset is marked down to its fair value.

Goodwill Valuation

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible assets and other intangible assets acquired. Goodwill is allocated to various reporting units, as applicable, and is not amortized. We perform an annual impairment test as of December 31 for goodwill; between annual tests we evaluate the recoverability of goodwill whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be fully recoverable. If circumstances indicate the carrying amount may not be fully recoverable, we perform a quantitative impairment test of goodwill to compare the fair value of each reporting unit to its respective carrying amount. If the carrying amount of goodwill exceeds its fair value, an impairment charge will be recognized. No impairment charges were recognized during the years ended December 31, 2022 or 2021. During 2020, with the emergence of the COVID-19 Pandemic and the resulting volatility and disruption of the economy and capital markets, and the ability of our Managed REITs to raise additional equity in light of the foregoing, we recorded various impairments to goodwill and other intangible assets, related to our Managed REITs.

Trademarks Valuation

Trademarks are based on the value of our brands. Trademarks are valued using the relief from royalty method, which presumes that without ownership of such trademarks, we would have to make a stream of payments to a brand or franchise owner in return for the right to use their name. By virtue of this asset, we avoid any such payments and record the related intangible value of our ownership of the brand name.

We qualitatively evaluate whether any triggering events or changes in circumstances have occurred subsequent to our annual impairment test that would indicate an impairment condition may exist. If any change in circumstance or triggering event occurs, and results in a significant impact to our revenue and profitability projections, or any significant assumption in our valuation methods is adversely impacted, the impact could result in a material impairment charge in the future.

Estimated Useful Lives of Real Property Assets

We assess the useful lives of the assets underlying our properties based upon a subjective determination of the period of future benefit for each asset. We record depreciation expense with respect to these assets based upon the estimated useful lives we determine. Our determinations of the useful lives of the assets could result in a materially different presentation of the consolidated financial statements or materially different amounts being reported in the financial statements, as such determinations, and the corresponding amount of depreciation expense, may vary dramatically based on the estimates and assumptions we use.

Consolidation Considerations

Current accounting guidance provides a framework for identifying a variable interest entity ("VIE") and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements. In general, a VIE is an entity or other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated

financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. Generally, a VIE should be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interest holder) has the power to direct the VIE's most significant activities and the obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities, and noncontrolling interest at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest.

We evaluate the consolidation of our investments in joint ventures in accordance with relevant accounting guidance. This evaluation requires us to determine whether we have a controlling interest in a joint venture through a means other than voting rights, and, if so, such joint venture may be required to be consolidated in our financial statements. Our evaluation of our joint ventures under such accounting guidance could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as the joint venture entities included in our consolidated financial statements may vary based on the estimates and assumptions we use.

REIT Qualification

We made an election under Section 856(c) of the Internal Revenue Code of 1986 (the Code) to be taxed as a REIT under the Code, commencing with the taxable year ended December 31, 2014. By qualifying as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and could have a material adverse impact on our financial condition and results of operations. However, we believe that we are organized and operate in a manner that will enable us to continue to qualify for treatment as a REIT for federal income tax purposes, and we intend to continue to operate as to remain qualified as a REIT for federal income tax purposes.

Current Market and Economic Conditions

Our rental revenue and operating results depend significantly on the demand for self storage space. Since the beginning of the COVID-19 pandemic in late March 2020, the challenges associated with the pandemic were partially offset by other trends that helped maintain the demand for self storage. The broader shift of people working from home, elevated migration patterns and strength in the housing market helped drive growth in self storage demand, which generally contributed to our results through the twelve months ended December 31, 2022. As rental activity, occupancy levels, and rental rates increased during the second half of 2020 and through 2022, our financial performance has continued to be strong. However, occupancy, same-store growth and overall results have started to normalize and are expected to normalize further over the coming quarters as the comparable periods change.

Recently, the broader economy began experiencing increased levels of inflation, higher interest rates, tightening monetary and fiscal policies and a slowdown in home price appreciation and new home sales. This could result in less discretionary spending, weakening consumer balance sheets and reduced demand for self storage. However, demand for the self storage sector is dynamic with drivers that function in a multitude of economic environments, both cyclically and counter-cyclically. Demand for self storage tends to be needs-based, with numerous factors that lead customers to renting and maintaining storage units.

In addition to the sector's numerous historical demand drivers, one demand driver that increased substantially during the COVID-19 pandemic is the trend towards working from home, or hybrid work environment. We believe the need for work space in residences will continue to be a driver of storage demand in 2023 and going forward, which could partially offset a potential reduction in population migration caused by a softening housing market.

In 2022, the Federal Reserve began increasing its targeted range for the federal funds rate, leading to increased interest rates. This approach to monetary policy was mirrored by other central banks across the world, to similar effect. We currently have fixed interest rates for the majority of our loans, either directly or indirectly through our use of interest rate hedges. The rise in overall interest rates has caused an increase in our variable rate borrowing costs and our overall cost of capital, resulting in an increase in net interest expense. Capitalization rates on acquisitions have not increased at the same magnitude as interest rates. These factors may limit our ability to acquire self storage properties in an as accretive manner going forward.

Results of Operations

Overview

We derive revenues principally from: (i) rents received from our self storage tenant leases; (ii) fees generated from our Managed REITs; (iii) our Tenant Protection Programs; and (iv) sales of packing and storage-related supplies at our storage facilities. Therefore, our operating results depend significantly on our ability to retain our existing tenants and lease our available self storage units to new tenants, while maintaining and, where possible, increasing the prices for our self storage units.

Competition in the market areas in which we operate is significant and affects the occupancy levels, rental rates, rental revenues and operating expenses of our facilities. Development of any new self storage facilities would intensify competition of self storage operators in markets in which we operate.

As of December 31, 2022 and 2021, we wholly-owned 153 and 139 operating self storage facilities, respectively. Our operating results for the year ended December 31, 2022 included full year period results for 139 operating self storage facilities and partial period results for 14 operating self storage facilities acquired during the year ended December 31, 2022. Our operating results for the year ended December 31, 2021 included full year periods for 112 operating self storage facilities and partial period results for 27 operating properties. Operating results in future periods will depend on the results of operations of these properties and of the real estate properties that we acquire in the future.

As discussed below, the results of operations presented herein cover a period of time prior to the SST IV Merger and SSGT II Merger. Our 2021, 2022 and future operating results have been and will continue to be significantly impacted by these mergers as a result of collectively acquiring 34 operating self storage facilities and 50% equity interests in nine unconsolidated real estate ventures, as well as the elimination of management fees that we previously earned from SST IV and SSGT II. Over time we expect the SSGT II Merger and SST IV Merger to be accretive to FFO, as adjusted, primarily as the former SST IV and SSGT II properties eventually reach higher levels of either physical or economic occupancy or both.

Comparison of the Years Ended December 31, 2022 and 2021

Total Self Storage Revenues

Total self storage related revenues for the years ended December 31, 2022 and 2021 were approximately $200.2 million and $158.2 million, respectively. The increase in total self storage revenues of approximately $42.0 million, or 26.6%, is primarily attributable to an increase in same-store revenues of approximately $16.0 million, or 12.9%, (as a result of higher rent per occupied square foot), an increase in revenue at the 24 operating self storage facilities acquired in connection with the SST IV Merger (approximately $10.6 million or 42.4%), the 10 operating self storage facilities acquired on June 1, 2022 in connection with the SSGT II Merger (approximately $8.8 million), and approximately $10.9 million from other non same-store self storage properties.

We expect self storage revenues to increase in future periods as our lease-up or newly acquired properties increase occupancy and/or rates, and to otherwise primarily fluctuate based on the performance of our same-store pool, which will be influenced by the overall economic environment and increases in self storage supply, amongst other things. Additionally, we expect to see increases in self storage revenues from any future acquisitions.

Managed REIT Platform Revenue

Managed REIT Platform revenue for the years ended December 31, 2022 and 2021 was approximately $7.8 million and $6.3 million, respectively. The increase in Managed REIT Platform revenue of approximately $1.5 million is primarily attributable to acquisition fee revenue growth of approximately $2.0 million from our Managed REITs, partially offset by reduced SSGT II property management fees due to the SSGT II Merger. We expect Managed REIT Platform Revenue to fluctuate commensurate with our Managed REITs' increase in operations and assets under management.

Reimbursable Costs from Managed REITs

Reimbursable costs from Managed REITs for the years ended December 31, 2022 and 2021 were approximately $4.6 million and $4.3 million, respectively. Such revenues consist of costs incurred by us as we provide property management and advisory services to the Managed REITs, which are reimbursed by our Managed REITs, pursuant to our related contracts with the Managed REITs. We expect Reimbursable costs from Managed REITs to increase in future periods as a result of additional acquisitions by our Managed REITs. We further expect reimbursable costs from Managed REITs to generally fluctuate commensurate with our Managed REITs' increase in operations as we receive reimbursement for providing such services.

Property Operating Expenses

Property operating expenses for the years ended December 31, 2022 and 2021 were approximately $58.4 million (or 29.2% of self storage revenue) and $48.1 million (or 30.4% of self storage revenue), respectively. Property operating expenses include the costs to operate our facilities including payroll expense, utilities, insurance, real estate taxes, and marketing. The increase in property operating expenses of approximately $10.3 million is largely attributable to the 24 and 10 operating self storage facilities acquired in connection with the SST IV Merger and the SSGT II Merger, respectively, and to a lesser extent increases in payroll, and casualty losses related to Hurricane Ian. We expect property operating expenses to decrease as a percentage of revenue as revenues increase.

Managed REIT Platform Expenses

Managed REIT Platform expenses for the years ended December 31, 2022 and 2021 were approximately $2.5 million and $1.5 million, respectively. Such expenses primarily consisted of expenses related to non-reimbursable costs associated with the operation of the Managed REIT Platform and the Administrative Services Agreement (as discussed in Note 10 – Related Party Transactions, of the notes to consolidated financial statements contained in this report). We expect Managed REIT Platform expenses to fluctuate in future periods commensurate with our level of activity related to the Managed REITs.

Reimbursable Costs from Managed REITs

Reimbursable costs from Managed REITs for the years ended December 31, 2022 and 2021 were approximately $4.6 million and $4.3 million, respectively. Such expenses consist of costs incurred by us as we provide property management and advisory services to the Managed REITs, which are reimbursed by our Managed REITs, pursuant to our related contracts with the Managed REITs. We expect reimbursable costs from Managed REITs to fluctuate commensurate with our Managed REITs' increase in operations as we receive reimbursement for providing such services.

General and Administrative Expenses

General and administrative expenses for the years ended December 31, 2022 and 2021 were approximately $28.3 million and $23.3 million, respectively. Such expenses consist primarily of compensation-related costs, legal expenses, accounting expenses, transfer agent fees, directors and officers' insurance expense and board of directors related costs. Additionally, during the year ended December 31, 2022, we recorded expenses of approximately $1.8 million related to our filing of an S-11 registration statement (including subsequent amendments) and related costs in pursuit of a potential offering of our common stock. The remaining increase is primarily attributable to increased professional and legal costs, transfer agent costs and compensation-related expenses. We expect general and administrative expenses to decrease as a percentage of total revenues over time.

Depreciation and Amortization Expenses

Depreciation and amortization expenses for the years ended December 31, 2022 and 2021 were approximately $64.6 million and $53.4 million, respectively. Depreciation expense consists primarily of depreciation on the buildings and site improvements at our properties. Amortization expense consists of the amortization of our in place lease intangible assets resulting from our self storage acquisitions and amortization of certain intangible assets acquired in the Self Administration Transaction. The increase in depreciation and amortization expense is primarily attributable to additional depreciation and amortization on the properties and intangible assets acquired in the SST IV Merger and the SSGT II Merger.

Acquisition Expenses

Other acquisition expenses for the years ended December 31, 2022 and 2021 were approximately $0.9 million and $0.9 million, respectively. These acquisition expenses were incurred prior to acquisitions becoming probable in accordance with our capitalization policy.

Contingent Earnout Adjustment

The contingent earnout adjustment for the year ended December 31, 2022 and 2021 reflects an increase in the contingent earnout liability of approximately $1.5 million and $12.6 million, respectively. The contingent earnout adjustment reflects the change in the liability based on an updated valuation and changes in the discounted probability weighted forecast of our projected assets under management (as defined in the Operating Partnership Agreement, as amended). The second and third tranches of the contingent earnout were earned during the year ended December 31, 2022, and no future contingent earnout adjustments will be recorded.

Write-off of equity interest and preexisting relationships upon acquisition of control

Write-off of equity interest and preexisting relationships upon acquisition of control for the year ended December 31, 2022 and 2021 was approximately $2.0 million and $8.4 million, respectively. Such expenses in 2022 represents the write-off of the intangible assets related to the SSGT II advisory agreement and property management contracts due to the termination of such contracts with the SSGT II Merger. Such expenses in 2021 primarily represents the write-off of the intangible assets related to the SST IV advisory agreement and property management contracts due to the termination of such contracts with the SST IV Merger, and to a lesser extent, the write-off of the SST IV special limited partnership interest we held in SST IV, which per the terms of the SST IV Merger, terminated without consideration.

Gain On Equity Interests Upon Acquisition

Gain on equity interests upon acquisition for the year ended December 31, 2022 and 2021 was approximately $16.1 million and none, respectively. The gain was related to recording the fair value of our preexisting special limited partnership interest in SSGT II in connection with the SSGT II Merger.

Gain on Sale of Real Estate

Gain on sale of real estate for the years ended December 31, 2022 and 2021 was none and approximately $0.2 million, respectively. The gain was related to a sale of a parcel of excess land attached to the self storage facility we own in McKinney, Texas. The sale of this parcel did not affect the operations of our McKinney, Texas property.

Interest Expense

Interest expense for the years ended December 31, 2022 and 2021 was approximately $41.5 million and $33.4 million, respectively. Interest expense includes interest expense on our debt, accretion of fair market value adjustments of our debt, amortization of debt issuance costs, and the impact of our interest rate hedging derivatives. The increase of approximately $8.1 million is primarily attributable to higher interest rates on our variable rate debt and an increase in our average outstanding principal balance during the year ended December 31, 2022. The increase in the average outstanding principal balance was primarily the result of the SSGT II Merger, and four other acquisitions completed in 2022, and draws used to fund the SSGT III Mezzanine Loan and SST VI Mezzanine Loan. (See Note 10 – Related Party Transactions of the Notes to the Consolidated Financial Statements, for more information.)   We expect interest expense to fluctuate in future periods commensurate with our future debt levels and fluctuations in interest rates.

Net Loss on Extinguishment of Debt

Net loss on extinguishment of debt for the years ended December 31, 2022 and 2021 was approximately $2.4 million and $2.4 million, respectively. The net loss on debt extinguishment for the year ended December 31, 2022 is attributable to the write-off of unamortized debt issuance costs and debt defeasance costs for the Midland North Carolina CMBS Loan which was defeased on May 19, 2022. The net loss on debt extinguishment for the year ended December 31, 2021 is

attributable to the write-off of unamortized debt issuance costs on loans that were paid off in connection with the Credit Facility that was obtained in conjunction with the SST IV Merger.

Other

Other (income) expense for the years ended December 31, 2022 and 2021 was approximately $0.8 million of expense, as compared to approximately $2.1 million of expense, respectively. Other consists primarily of state franchise tax expense, foreign currency fluctuations, changes in value related to our foreign currency hedges not designated for hedge accounting, equity in earnings attributable to our unconsolidated joint ventures, and interest and financing fee revenue earned from the SSGT III Mezzanine Loan and SST VI Mezzanine Loan. The change is primarily the result of additional interest revenue and financing fee revenue earned in 2022.

Income Tax (Expense) Benefit

Income tax benefit for the years ended December 31, 2022 and 2021 was approximately $0.6 million and $1.8 million of income, respectively. Income tax consists primarily of adjustments to deferred tax liabilities, state, federal, and Canadian income tax. The benefit recorded for the years ended December 31, 2022 and 2021 primarily related to our reduction in the related deferred tax liability that corresponded with our write-off of the management contract values related to SST IV and SSGT II recorded in connection with such mergers.

Same-Store Facility Results – Years Ended December 31, 2022 and 2021

The following table sets forth operating data for our same-store facilities (those properties included in the consolidated results of operations since January 1, 2021, excluding three lease-up properties we owned as of January 1, 2021) for the years ended December 31, 2022 and 2021. We consider the following data to be meaningful as this allows for the comparison of results without the effects of acquisition, lease up, or development activity.

	Same-Store Facilities			**Non Same-Store Facilities**			**Total**		
	2022	**2021**	**% Change**	**2022**	**2021** [6]	**% Change**	**2022**	**2021**	**% Change**
Revenue [1]	$ 139,627,497	$ 123,648,929	12.9%	$ 53,111,936	$ 27,993,360	N/M	$ 192,739,433	$ 151,642,289	27.1%
Property operating expenses [2]	$ 40,085,421	38,195,089	4.9%	$ 18,351,689	9,932,568	N/M	58,437,110	48,127,657	21.4%
Net operating income	$ 99,542,076	$ 85,453,840	16.5%	$ 34,760,247	$ 18,060,792	N/M	$ 134,302,323	$ 103,514,632	29.7%
Number of facilities	109	109		44	30		153	139	
Rentable square feet [3]	8,036,285	8,034,200		3,758,445	2,630,800		11,794,730	10,665,000	
Average physical occupancy [4]	94.6%	95.1%	-0.5%	N/M	N/M		94.0%	94.3%	
Annualized rent per occupied square foot [5]	$ 18.79	$ 16.46	14.2%	N/M	N/M		$ 18.58	$ 16.30	

N/M Not meaningful

[1] Revenue includes rental revenue, certain ancillary revenue, administrative and late fees, and excludes Tenant Protection Program revenue.

[2] Property operating expenses excludes corporate general and administrative expenses, interest expense, depreciation, amortization expense, and acquisition expenses.

[3] Of the total rentable square feet, parking represented approximately 1,016,000 square feet and 937,000 square feet as of December 31, 2022 and 2021, respectively. On a same-store basis, for the same periods, parking represented approximately 680,000 square feet.

(4) Determined by dividing the sum of the month-end occupied square feet for the applicable group of facilities for each applicable period by the sum of their month-end rentable square feet for the period.

(5) Determined by dividing the aggregate realized rental income for each applicable period by the aggregate of the month-end occupied square feet for the period. Properties are included in the respective calculations in their first full month of operations, as appropriate. We have excluded the realized rental revenue and occupied square feet related to parking herein for the purpose of calculating annualized rent per occupied square foot.

(6) Included in the non same-store data is a self storage facility consisting of approximately 84,000 square feet owned by SST VI OP, which was consolidated for approximately three months in 2021.

Our same-store revenue increased by approximately $16.0 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 primarily due to higher annualized rent per occupied square foot.

The following table presents a reconciliation of net loss as presented on our consolidated statements of operations to net operating income, as stated above, for the periods indicated:

| | For the Year Ended December 31, | |
	2022	2021
Net loss	$ 21,669,452	$ (19,564,718)
Adjusted to exclude:		
Tenant Protection Program revenue [(1)]	(7,455,948)	(6,520,645)
Managed REIT Platform revenue	(7,819,216)	(6,322,970)
Managed REIT Platform expenses	2,485,290	1,451,166
General and administrative	28,253,905	23,265,196
Depreciation	49,417,679	40,946,406
Intangible amortization expense	15,200,854	12,422,205
Acquisition expenses	888,009	934,838
Contingent earnout adjustment	1,514,447	12,619,744
Write-off of equity interest and preexisting relationships upon acquisition of control	2,049,682	8,389,573
Gain on equity interest upon consolidation	(16,101,237)	—
Gain on sale of real estate	—	(178,631)
Interest expense	41,511,911	33,383,604
Net loss on extinguishment of debt	2,393,475	2,444,788
Income tax expense (benefit)	(554,785)	(1,811,275)
Other	848,805	2,055,351
Total net operating income	$ 134,302,323	$ 103,514,632

(1) Approximately $5.4 million and $5.3 million of Tenant Protection Program revenue was earned at same store facilities during the years ended December 31, 2022 and 2021, respectively, with the remaining approximately $2.1 million and $1.2 million earned at non same-store facilities during the years ended December 31, 2022 and 2021, respectively.

Comparison of the Years Ended December 31, 2021 and 2020

The results of operations and cash flows for the years ended December 31, 2021 compared to December 31, 2020 were included in our Annual Report on Form 10-K for the year ended December 31, 2021 which was filed with the SEC on March 23, 2022.

Non-GAAP Financial Measures

Funds from Operations

Funds from operations ("FFO") is a non-GAAP financial metric promulgated by the National Association of Real Estate Investment Trusts (NAREIT), that we believe is an appropriate supplemental measure to reflect our operating performance.

We define FFO, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, or the White Paper. The White Paper defines FFO as net income (loss) computed in accordance with GAAP, excluding gains or losses from sales of property and real estate related asset impairment write downs, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Additionally, gains and losses from change in control are excluded from the determination of FFO. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. Our FFO calculation complies with NAREIT's policy described above.

FFO, as Adjusted

We use FFO, as adjusted, as an additional non-GAAP financial measure to evaluate our operating performance. FFO, as adjusted, provides investors with supplemental performance information that is consistent with the performance models and analysis used by management. In addition, FFO, as adjusted, is a measure used among our peer group, which includes publicly traded REITs. Further, we believe FFO, as adjusted, is useful in comparing the sustainability of our operating performance with the sustainability of the operating performance of other real estate companies.

In determining FFO, as adjusted, we make further adjustments to the NAREIT computation of FFO to exclude the effects of non-real estate related asset impairments and intangible amortization, acquisition related costs, other write-offs incurred in connection with acquisitions, contingent earnout expenses, accretion of fair value of debt adjustments, gains or losses from extinguishment of debt, adjustments of deferred tax liabilities, realized and unrealized gains/losses on foreign exchange transactions, gains/losses on foreign exchange and interest rate derivatives not designated for hedge accounting, and other select non-recurring income or expense items which we believe are not indicative of our overall long-term operating performance. We exclude these items from GAAP net income (loss) to arrive at FFO, as adjusted, as they are not the primary drivers in our decision-making process and excluding these items provides investors a view of our continuing operating portfolio performance over time, which in any respective period may experience fluctuations in such acquisition, merger or other similar activities that are not of a long-term operating performance nature. FFO, as adjusted, also reflects adjustments for unconsolidated partnerships and jointly owned investments. We use FFO, as adjusted, as one measure of our operating performance when we formulate corporate goals and evaluate the effectiveness of our strategies.

Presentation of FFO and FFO, as adjusted, is intended to provide useful information to investors as they compare the operating performance of different REITs. However, not all REITs calculate FFO and FFO, as adjusted, the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO and FFO, as adjusted, are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) as an indication of our performance, as an alternative to cash flows from operations, as an indication of our liquidity or indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. FFO and FFO, as adjusted, should be reviewed in conjunction with other measurements as an indication of our performance.

The following is a reconciliation of net income (loss), which is the most directly comparable GAAP financial measure, to FFO and FFO, as adjusted (attributable to common stockholders), and FFO and FFO, as adjusted (attributable to common stockholders and OP unit holders) for each of the periods presented below:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Net income (loss) (attributable to common stockholders)	$ 6,321,880	$ (29,401,595)	$ (54,354,394)
Add:			
Depreciation of real estate	48,400,073	40,158,233	31,711,102
Amortization of real estate related intangible assets	14,628,068	11,030,316	5,110,207
Depreciation and amortization of real estate and intangible assets from unconsolidated entities	1,535,416	754,831	—
Deduct:			
Gain on deconsolidation	—	(169,533)	—
Gain on sale of real estate	—	(178,631)	—
Gain on equity interests upon acquisition [1]	(16,101,237)	—	—
Adjustment for noncontrolling interests in our Operating Partnership [2]	(5,279,214)	(5,727,520)	(4,756,580)
FFO (attributable to common stockholders)	49,504,986	16,466,101	(22,289,665)
Other Adjustments:			
Intangible amortization expense - contracts [3]	572,786	1,391,889	4,666,909
Acquisition expenses [4]	888,009	934,838	1,366,092
Acquisition expenses and foreign currency (gains) losses, net from unconsolidated entities	149,094	210,377	—
Casualty loss due to hurricane [5]	661,326	—	—
Contingent earnout adjustment [6]	1,514,447	12,619,744	(2,500,000)
Write-off of equity interest and preexisting relationships upon acquisition of control	2,049,682	8,389,573	—
Impairment of goodwill and intangible assets [7]	—	—	36,465,732
Impairment of investments in Managed REITs [7]	—	—	4,376,879
Accretion of fair market value of secured debt	(35,738)	(110,942)	(130,682)
Net loss on extinguishment of debt [8]	2,393,475	2,444,788	—
Foreign currency and interest rate derivative (gains) losses, net [9]	75,030	366,849	203,995
Offering related expenses [10]	1,802,945	—	—
Adjustment of deferred tax liabilities [2]	(1,073,317)	(2,025,869)	(5,926,732)
Adjustment for noncontrolling interests in our Operating Partnership	(1,017,068)	(2,720,691)	(5,321,725)
FFO, as adjusted (attributable to common stockholders)	**$ 57,485,657**	**$ 37,966,657**	**$ 10,910,803**
FFO (attributable to common stockholders)	$ 49,504,986	$ 16,466,101	$ (22,289,665)
Net income (loss) attributable to the noncontrolling interests in our Operating Partnership	2,536,297	(2,663,123)	(6,901,931)
Adjustment for noncontrolling interests in our Operating Partnership [2]	5,279,214	5,727,520	4,756,580
FFO (attributable to common stockholders and OP unit holders)	**$ 57,320,497**	**$ 19,530,498**	**$ (24,435,016)**
FFO, as adjusted (attributable to common stockholders)	$ 57,485,657	$ 37,966,657	$ 10,910,803
Net income (loss) attributable to the noncontrolling interests in our Operating Partnership	2,536,297	(2,663,123)	(6,901,931)
Adjustment for noncontrolling interests in our Operating Partnership [2]	6,296,282	8,448,211	10,078,305
FFO, as adjusted (attributable to common stockholders and OP unit holders)	**$ 66,318,236**	**$ 43,751,745**	**$ 14,087,177**

(1) This gain relates to recording the fair value of our preexisting equity interests in SSGT II as a result of our acquisition of control in the SSGT II Merger.

(2) This represents the portion of the above stated adjustments in the calculations of FFO and FFO, as adjusted, that are attributable to our noncontrolling interests.

(3) These items represent the amortization, accretion, or adjustment of intangible assets or deferred tax liabilities.

(4) This represents acquisition expenses associated with investments in real estate that were incurred prior to the acquisitions becoming probable and therefore not capitalized in accordance with our capitalization policy.

(5) Such casualty losses relate to Hurricane Ian, which occurred in September 2022.

(6) The contingent earnout adjustment represents the adjustment to the fair value during the period of the Class A-2 Units issued in connection with the Self Administration Transaction.

(7) The impairment charges relate to our goodwill, intangible assets and investments in the Managed REIT Platform acquired in the Self Administration Transaction. We believe that adjusting for such non-recurring items provides useful supplemental information because such expenses may not be reflective of on-going operations and is consistent with management's analysis of our operating performance and provides for a means of determining a comparable sustainable operating performance metric.

(8) The net loss associated with the extinguishment of debt includes prepayment penalties, defeasance costs, the write-off of unamortized deferred financing fees, and other fees incurred.

(9) This represents the mark-to-market adjustment for our derivative instruments not designated for hedge accounting and the ineffective portion of the change in fair value of derivatives recognized in earnings, as well as changes in foreign currency related to our foreign equity investments not classified as long term.

(10) Such costs relate to our filing of an S-11 registration statement and our pursuit of a potential offering of our common stock. As this item is non-recurring and not a primary driver in our decision-making process, FFO is adjusted for its effect to arrive at FFO, as adjusted, as a means of determining a comparable sustainable operating performance metric.

Cash Flows

A comparison of cash flows for operating, investing and financing activities for the years ended December 31, 2022 and 2021 are as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Change
Net cash flow provided by (used in):			
Operating activities	$ 87,909,977	$ 58,764,984	$ 29,144,993
Investing activities	$(205,151,158)	$ (120,214,731)	$ (84,936,427)
Financing activities	$ 120,067,251	$ 25,674,567	$ 94,392,684

Cash flows provided by operating activities for the years ended December 31, 2022 and 2021 were approximately $87.9 million and $58.8 million, respectively, an increase of approximately $29.1 million. The increase in cash provided by our operating activities is primarily the result of an increase in net income when excluding the impact of non-cash items included in the determination of net income, which resulted in an increase in cash provided by operating activities of approximately $30.9 million, slightly offset by an approximately $1.8 million reduction in cash resulting from changes in working capital accounts.

Cash flows used in investing activities for the years ended December 31, 2022 and 2021 were approximately $205.2 million and $120.2 million, respectively, an increase in the use of cash of approximately $84.9 million. The increase in cash used in investing activities primarily relates to funding the SSGT II Merger and four other property acquisitions, collectively representing cash outflows of approximately $138.1 million during the year ended December 31, 2022, compared to approximately $111.1 million of cash outflows during the year ended December 31, 2021 used to complete the SST IV Merger and three other property acquisitions. Additionally, during the year ended December 31, 2022, we net invested approximately $45.7 million of cash in the SST VI Mezzanine Loan debt and SSGT III Mezzanine Loan debt, compared to a receipt of $13.5 million in cash during the same period of the prior year related to the redemption of our investment in SSGT II preferred equity.

Cash flows provided by financing activities for the years ended December 31, 2022 and 2021 were approximately $120.1 million and $25.7 million, respectively, a change of approximately $94.4 million. The change in financing activities is primarily attributable to the effect of debt borrowings, net of paydowns of approximately $196.3 million during the year ended December 31, 2022 compared to approximately $79.7 million of net debt financing provided during the year ended December 31, 2021. Offsetting such net increase in cash flows from financing activities was an approximately $23.2 million increase in cash distributions paid to common stockholders, due to the cessation of our distribution reinvestment plan and the additional shares outstanding.

Liquidity and Capital Resources

Short-Term Liquidity and Capital Resources

Our liquidity needs consist primarily of our property operating expenses, general and administrative expenses, Managed REIT Platform expenses, debt service payments, capital expenditures, property acquisitions, investments in our Managed REITs, and distributions to our Series A Convertible Preferred stockholder, limited partners in our Operating Partnership, and our stockholders, as necessary to maintain our REIT qualification. We generally expect that we will meet our short-term liquidity requirements from the combination of existing cash balances and net cash provided from property operations and the Managed REIT Platform and further supported by our Credit Facility. Alternatively, we may issue additional secured or unsecured financing from banks or other lenders, or we may enter into various other forms of financing.

In April 2022, we received an investment grade credit rating of BBB- from Kroll Bond Rating Agency, Inc. In accordance with the Note Purchase Agreement, we intend to maintain a credit rating on an annual basis.

Volatility in the debt and equity markets and continued and/or further impact of COVID-19, inflation and other economic events will depend on future developments, which are highly uncertain. While we do not expect such events to have a material impact upon our liquidity in the short-term, continued uncertainty or deterioration in the debt and equity markets over an extended period of time could potentially impact our liquidity over the long-term. Additionally, our Credit Facility contains a borrowing base requirement, which is impacted by treasury rates. Increases to treasury rates could negatively impact our borrowing base calculation and otherwise limit our ability to borrow pursuant to the Credit Facility.

Distribution Policy and Distributions

Preferred Stock Dividends

The shares of Series A Convertible Preferred Stock rank senior to all other shares of our capital stock, including our common stock, with respect to rights to receive dividends and to participate in distributions or payments upon any voluntary or involuntary liquidation, dissolution or winding up of the Company. Dividends payable on each share of Series A Convertible Preferred Stock will initially be equal to a rate of 6.25% per annum, which accrues daily but is payable quarterly in arrears. If the Series A Convertible Preferred Stock has not been redeemed on or prior to the fifth anniversary date of the Initial Closing, the dividend rate will increase an additional 0.75% per annum each year thereafter to a maximum of 9.0% per annum until the tenth anniversary of the Initial Closing, at which time the dividend rate shall increase 0.75% per annum each year thereafter until the Series A Convertible Preferred Stock is either converted or repurchased in full.

Common Stock Distributions

On November 21, 2022, our board of directors declared a distribution rate for the month of December 2022 of approximately $0.00164 per day per share on the outstanding shares of common stock payable to Class A and Class T stockholders of record of such shares as shown on our books at the close of business on each day of the period commencing on December 1, 2022 and ending December 31, 2022. On December 21, 2022, our board of directors declared a distribution rate for the month of January 2023 of approximately $0.00164 per day per share on the outstanding shares of common stock payable to Class A and Class T stockholders of record of such shares as shown on our books at the close of business on each day of the period commencing on January 1, 2023 and ending January 31, 2023. On January 17, 2023, our board of directors declared a distribution rate for the month of February 2023 of approximately $0.00164 per day per share on the outstanding shares of common stock payable to Class A and Class T stockholders of record of such shares as shown on our books at the close of business on each day of the period commencing on February 1, 2023 and ending February 28, 2023. On February 24, 2023, our board of directors declared a distribution rate for the month of March 2023 of approximately $0.00164 per day per share on the outstanding shares of common stock payable to Class A and Class T stockholders of record of such shares as

shown on our books at the close of business on each day of the period commencing on March 1, 2023 and ending March 31, 2023. Such distributions payable to each stockholder of record during a month will be paid the following month.

Background and History of Common Stock Distributions

Since substantially all of our operations are performed indirectly through our Operating Partnership, our ability to pay distributions depends in large part on our Operating Partnership's ability to pay distributions to its partners, including to us. In the event we do not have enough cash from operations to fund cash distributions, we may borrow, issue additional securities or sell assets in order to fund the distributions. The terms of the Series A Convertible Preferred Stock place certain restrictions on our ability to pay distributions to our common stockholders. In general, we are prohibited from paying distributions to our common stockholders other than regular cash dividends on a basis consistent with past practice and dividends payable in shares of common stock in connection with an initial listing of such shares. Accordingly, we are presently only permitted to pay cash distributions, which may be reinvested in stock pursuant to our DRP, unless otherwise approved by the holder of the Series A Convertible Preferred Stock. Absent the foregoing restrictions, our charter allows our board of directors to authorize payments to stockholders in cash or other assets of the Company or in stock, including in stock of one class payable to holders of stock of another class.

We may not be able to pay distributions from our cash flows from operations, in which case distributions may be paid in part from debt or other financing sources.

Distributions are paid to our common stockholders based on the record date selected by our board of directors. Such distributions are based on daily declaration and record dates. We expect to continue to regularly pay distributions unless our results of operations, our general financial condition, general economic conditions, or other factors inhibit us from doing so. Distributions are authorized at the discretion of our board of directors, which are directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Code. Absent the restrictions noted above, our board of directors may increase, decrease or eliminate the distribution rate that is being paid on our common stock at any time. Distributions are made on all classes of our common stock at the same time. The funds that are available for distribution may be affected by a number of factors, including the following:

- our operating and interest expenses;

- our ability to keep our properties occupied;

- our ability to maintain or increase rental rates;

- increases to our property operating expenses;

- construction defects or capital improvements;

- capital expenditures and reserves for such expenditures;

- the issuance of additional shares;

- financings and refinancings; and

- dividends with respect to the outstanding shares of our Series A Convertible Preferred Stock.

The following shows our distributions paid and the sources of such distributions for the respective periods presented:

	Year Ended December 31, 2022		Year Ended December 31, 2021	
Distributions paid in cash – common stockholders	$ 49,391,782		$ 26,157,045	
Distributions paid in cash – Operating Partnership unitholders	7,301,215		6,139,772	
Distributions paid in cash – preferred stockholders	12,500,000		12,277,935	
Distributions reinvested	5,243,398		19,564,929	
Total distributions	$ 74,436,395		$ 64,139,681	
Source of distributions				
Cash flows provided by operations	$ 74,436,395	100.0%	$ 58,764,984	91.6%
Cash provided by financing activities	—	0.0%	—	0.0%
Offering proceeds from distribution reinvestment plan	—	0.0%	5,374,697	8.4%
Total sources	$ 74,436,395	100%	$ 64,139,681	100%

From our inception through December 31, 2022, we paid cumulative distributions of approximately $321.0 million, of which approximately $260.7 million were paid to common stockholders, as compared to cumulative FFO (attributable to common stockholders) of approximately $68.5 million.

For the year ended December 31, 2022, we paid distributions of approximately $74.4 million, of which approximately $54.6 million was paid to common stockholders, as compared to FFO (attributable to common stockholders) of approximately $49.5 million, which reflects a write-off of equity interest and preexisting relationships of approximately $2.0 million, debt defeasance costs of approximately $2.4 million, and acquisition related expenses of approximately $0.9 million.

For the year ended December 31, 2021, we paid distributions of approximately $64.1 million, of which approximately $45.7 million was paid to common stockholders, as compared to FFO of approximately $16.5 million, which reflects a write-off of equity interest and preexisting relationships of approximately $8.4 million and acquisition related expenses of approximately $0.9 million.

The payment of distributions from sources other than FFO may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

We must distribute to our stockholders at least 90% of our taxable income each year in order to meet the requirements for being treated as a REIT under the Code. Our directors may authorize distributions in excess of this percentage as they deem appropriate. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period, but may be made in anticipation of cash flow that we expect to receive during a later period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. To allow for such differences in timing between the receipt of income and the payment of expenses, and the effect of required debt payments, among other things, we could be required to borrow funds from third parties on a short-term basis, issue new securities, or sell assets to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash, which could reduce the value of our stockholders' investment in our shares. In addition, such distributions may constitute a return of investors' capital.

We may not be able to pay distributions from our cash flows from operations, in which case distributions may be paid in part from available funds or from debt financing and pursuant to our distribution reinvestment plan. The payment of distributions from sources other than cash flows from operations may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flows from operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment and the types and mix of investments in our portfolio. As a result, future distributions declared and paid may exceed cash flow from operations.

Indebtedness

As of December 31, 2022, our net debt was approximately $1,068 million, which included approximately $442.8 million in fixed rate debt, and $630.2 million in variable rate debt, less approximately $0.1 million in debt discount, and approximately $4.5 million in net debt issuance costs. See Note 5 – Debt and Note 14 – Subsequent Events of the Notes to the Consolidated Financial Statements for more information about our indebtedness.

Additionally, we are party to a master mortgage commitment agreement (the "SmartCentres Financings") with SmartCentres Storage Finance LP (the "SmartCentres Lender"). The SmartCentres Lender is an affiliate of SmartCentres Real Estate Investment Trust, an unaffiliated third party ("SmartCentres"), that owns the other 50% of our unconsolidated real estate joint ventures located in the Greater Toronto Area of Canada. As of December 31, 2022, approximately $116.7 million Canadian Dollars ("CAD") or approximately $86.1 million in USD was outstanding on the SmartCentres Financings. The proceeds of the SmartCentres Financings have been and will be used to finance the development and construction of the SmartCentres joint venture properties. See Note 4 – Investments in Unconsolidated Real Estate Ventures, of the Notes to the Consolidated Financial Statements contained in this report for additional information regarding the SmartCentres Financings.

Long-Term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for our property operating expenses, general and administrative expenses, Managed REIT Platform expenses, debt service payments, capital expenditures, property acquisitions, investments in our Managed REITs, and distributions to our Series A Convertible Preferred stockholder, limited partners in our Operating Partnership, and our stockholders, as necessary to maintain our REIT qualification.

Long-term potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, issuance of equity instruments, undistributed funds from operations, and additional public or private offerings. To the extent we are not able to secure requisite financing in the form of a credit facility or other debt, we will be dependent upon proceeds from the issuance of equity securities and cash flows from operating activities in order to meet our long-term liquidity requirements and to fund our distributions.

Our material cash requirements from contractual and other obligations primarily relate to our debt obligations. The expected timing of those outstanding principal payments are shown in the table below. The information in this section should be read in conjunction with Note 5 – Debt, and Note 12 – Commitments and Contingencies, of the Notes to the Consolidated Financial Statements contained within this report.

	Principal Payments due during the years ending December 31:
	Total
2023	$ 2,639,404
2024	382,928,683
2025	2,869,187
2026	341,916,098
2027	48,105,555
2028 and thereafter	294,500,000
Total payments	$ 1,072,958,927

As of December 31, 2022, pursuant to various contractual relationships, we are required to make other non-cancellable payments in the amounts of approximately $2.4 million, and $2.5 million during the years ending December 31, 2023 and 2024, respectively.

As of December 31, 2022, pursuant to the SST VI Mezzanine Loan, we were potentially required to fund an additional $20.0 million in debt to SST VI at their option.

As of December 31, 2022, pursuant to the SSGT III Mezzanine Loan, we were potentially required to fund an additional $17.5 million in debt to SSGT III at their option.

See Note 10 – Related Party Transactions of the Notes to the Consolidated Financial Statements for more information about our obligations under these agreements.

For cash requirements related to potential acquisitions currently under contract, please see Note 3 – Real Estate Facilities of the Notes to the Consolidated Financial Statements.

Subsequent Events

Please see Note 14 – Subsequent Events, of the Notes to the Consolidated Financial Statements contained in this report.

Seasonality

We believe that we will experience minor seasonal fluctuations in the occupancy levels of our facilities, which we believe will be slightly higher over the summer months due to increased moving activity.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. In pursuing our business plan, we expect that the primary market risk to which we will be exposed is interest rate risk and to a lesser extent, foreign currency risk. We may be exposed to the effects of interest rate changes primarily as a result of borrowings used to maintain liquidity and fund acquisition, expansion, and financing of our real estate investment portfolio and operations. Our interest rate risk management objectives will be to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve our objectives, we may borrow at fixed rates or variable rates. We may also enter into derivative financial instruments such as interest rate swaps and caps in order to mitigate our interest rate risk on a related financial instrument. We will not enter into derivative or interest rate transactions for speculative purposes.

As of December 31, 2022, our net debt was approximately $1,068 million, which included approximately $442.8 million in fixed rate debt, and $630.2 million in variable rate debt, less approximately $0.1 million in debt discount, and approximately $4.5 million in net debt issuance costs. As of December 31, 2021, our net debt was approximately $873.9 million, which included approximately $340.7 million in fixed rate debt, $536.8 million in variable rate debt and approximately $0.2 million in net debt premium less approximately $3.9 million in net debt issuance costs. Our debt instruments were entered into for other than trading purposes.

Changes in interest rates have different impacts on the fixed and variable debt. A change in interest rates on fixed rate debt impacts its fair value but has no impact on interest incurred or cash flows. A change in interest rates on variable debt could impact the interest incurred and cash flows and its fair value. If the underlying rate of the related index on our variable rate debt were to increase by 100 basis points, the increase in interest, net of our interest rate derivatives, would decrease future earnings and cash flows by approximately $2.8 million annually.

Interest rate risk amounts were determined by considering the impact of hypothetical interest rates on our financial instruments. These analyses do not consider the effect of any change in overall economic activity that could occur. Further, in the event of a change of that magnitude, we may take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure.

The following table summarizes annual debt maturities and average interest rates on our outstanding debt as of December 31, 2022:

	Year Ending December 31,						
	2023	**2024**	**2025**	**2026**	**2027**	**Thereafter**	**Total**
Fixed rate debt	$ 2,639,404	$ 2,734,895	$ 2,869,187	$ 91,916,098	$ 48,105,555	$ 294,500,000	$ 442,765,139
Average interest rate[1]	4.43%	4.43%	4.43%	4.49%	4.57%	4.50%	
Variable rate debt	$ —	$ 380,193,788	$ —	$ 250,000,000	$ —	$ —	$ 630,193,788
Average interest rate[1]	6.05%	6.02%	6.00%	6.00%	N/A	N/A	

[1] Interest expense for fixed rate debt was calculated based upon the contractual rate and the interest expense on variable rate debt was calculated based on the rate in effect on December 31, 2022, excluding the impact of interest rate derivatives. Debt denominated in foreign currency has been converted based on the rate in effect as of December 31, 2022.

Currently, our only foreign exchange rate risk comes from our Canadian properties and the Canadian Dollar ("CAD"). Our existing foreign currency hedges mitigate most of our foreign currency exposure of our net CAD denominated investments; however, we generate all of our revenues and expend essentially all of our operating expenses and third party CAD-denominated debt service costs related to our Canadian Properties in CAD. As a result of fluctuations in currency exchange, our cash flows and results of operations could be affected.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data filed as part of this report are set forth below beginning on page F-1 of this report.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this report, management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of the end of the period covered by this report to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file and submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for us. Our management, including our Chief Executive Officer and Chief Financial Officer, evaluated, as of December 31, 2022, the effectiveness of our internal control over financial reporting using the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

There have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

For the year ended December 31, 2022, there was no information required to be disclosed in a report on Form 8-K which was not disclosed in a report on Form 8-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is incorporated by reference to the 2023 Proxy Statement to be filed with the SEC.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to the 2023 Proxy Statement to be filed with the SEC.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference to the 2023 Proxy Statement to be filed with the SEC.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference to the 2023 Proxy Statement to be filed with the SEC.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference to the 2023 Proxy Statement to be filed with the SEC.

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   List of Documents Filed.

1.   The list of the financial statements contained herein is set forth on page F-1 hereof.

2.   Schedule III – Real Estate and Accumulated Depreciation is set forth beginning on page S-1 hereof. All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are not applicable and therefore have been omitted.

3.   The Exhibits filed in response to Item 601 of Regulation S-K are listed on the Exhibit Index below.

(b)   See (a) 3 above.

(c)   See (a) 2 above.

ITEM 16.   FORM 10-K SUMMARY

None.

[This page intentionally left blank.]

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
SmartStop Self Storage REIT, Inc.
Ladera Ranch, California

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of SmartStop Self Storage REIT, Inc. (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), equity and temporary equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Strategic Storage Growth Trust II, Inc. Merger – Valuation of Real Estate Acquired

As described in Notes 1 and 3 to the consolidated financial statements, the Company completed the merger of Strategic Storage Growth Trust II, Inc. ("SSGT II Merger") on June 1, 2022 for an aggregate consideration of approximately $261 million. As part of the SSGT II Merger, the Company acquired ten self-storage facilities (the "real estate acquired"). The transaction was accounted for as an asset acquisition and the purchase price for the SSGT II merger was allocated to the assets acquired and liabilities assumed on a relative fair value basis on the merger date. The determination of fair value requires significant judgment by management.

We identified the determination of the fair value of the real estate acquired in the SSGT II Merger as a critical audit matter. The principal considerations for the determination included the subjectivity and judgment required in selecting certain market

assumptions in the valuation models, including stabilized net operating income and capitalization rates. Auditing these elements involved especially challenging auditor judgment due to the nature and extent of audit effort required to address these matters, including the extent of specialized skill or knowledge needed.

The primary procedures we performed to address this critical audit matter included:

- Evaluating the reasonableness of significant inputs in the valuation models for the real estate acquired, including stabilized net operating income and capitalization rates, by comparing to historical information, evaluating whether the inputs were consistent with evidence obtained in other areas of the audit, and comparing to market-based information for certain real estate acquired.

- Utilizing personnel with specialized knowledge and skill to assist in evaluating the methodology used by the Company and the reasonableness of significant inputs in the valuation models for certain real estate acquired, including stabilized net operating income and capitalization rates, by comparing to market-based information.

/s/ BDO USA, LLP

We have served as the Company's auditor since 2017.

Costa Mesa, California

March 3, 2023

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2022 and 2021

		December 31,		
		2022		**2021**
ASSETS				
Real estate facilities:				
Land	$	420,522,591	$	397,508,081
Buildings		1,377,311,421		1,117,204,944
Site improvements		89,371,633		78,910,603
		1,887,205,645		1,593,623,628
Accumulated depreciation		(202,682,688)		(155,926,875)
		1,684,522,957		1,437,696,753
Construction in process		4,490,926		1,799,004
Real estate facilities, net		1,689,013,883		1,439,495,757
Cash and cash equivalents		39,486,588		37,254,226
Restricted cash		6,551,803		7,432,135
Investments in unconsolidated real estate ventures (Note 4)		28,522,082		18,943,284
Investments in and advances to Managed REITs		62,371,167		12,404,380
Other assets, net		34,131,543		15,423,508
Intangible assets, net of accumulated amortization		15,553,303		14,337,820
Trademarks, net of accumulated amortization		15,911,765		16,052,941
Goodwill		53,643,331		53,643,331
Debt issuance costs, net of accumulated amortization		2,031,922		3,305,394
Total assets	**$**	**1,947,217,387**	**$**	**1,618,292,776**
LIABILITIES, TEMPORARY EQUITY, AND EQUITY				
Debt, net	$	1,068,371,956	$	873,866,855
Accounts payable and accrued liabilities		28,151,741		22,693,941
Due to affiliates		409,730		584,291
Distributions payable		9,324,453		8,360,420
Contingent earnout		—		30,000,000
Deferred tax liabilities		6,205,620		7,719,098
Total liabilities		**1,112,463,500**		**943,224,605**
Commitments and contingencies (Note 12)				
Redeemable common stock		76,578,073		71,334,675
Preferred stock, $0.001 par value; 200,000,000 shares authorized:				
Series A Convertible Preferred Stock, $0.001 par value; 200,000 shares authorized; 200,000 and 200,000 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively, with aggregate liquidation preferences of $203,150,685 and $203,150,685 at December 31, 2022 and December 31, 2021, respectively		196,356,107		196,356,107
Equity:				
SmartStop Self Storage REIT, Inc.:				
Class A common stock, $0.001 par value; 350,000,000 shares authorized; 88,853,454 and 77,057,743 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively		88,853		77,058
Class T common stock, $0.001 par value; 350,000,000 shares authorized; 8,085,550 and 8,056,198 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively		8,085		8,056
Additional paid-in capital		894,283,954		724,739,872
Distributions		(266,151,517)		(210,964,464)
Accumulated deficit		(164,524,595)		(170,846,475)
Accumulated other comprehensive income (loss)		3,654,682		(279,975)
Total SmartStop Self Storage REIT, Inc. equity		467,359,462		342,734,072
Noncontrolling interests in our Operating Partnership		94,405,766		64,632,417
Other noncontrolling interests		54,479		10,900
Total noncontrolling interests		94,460,245		64,643,317
Total equity		**561,819,707**		**407,377,389**
Total liabilities, temporary equity and equity	**$**	**1,947,217,387**	**$**	**1,618,292,776**

See notes to consolidated financial statements.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2022, 2021 and 2020

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Revenues:			
Self storage rental revenue	$ 191,749,578	$ 150,610,337	$ 104,888,883
Ancillary operating revenue	8,445,803	7,552,597	5,286,042
Managed REIT Platform revenue	7,819,216	6,322,970	8,048,630
Reimbursable costs from Managed REITs	4,628,497	4,278,667	5,800,808
Total revenues	212,643,094	168,764,571	124,024,363
Operating expenses:			
Property operating expenses	58,437,110	48,127,657	38,305,199
Managed REIT Platform expenses	2,485,290	1,451,166	2,806,921
Reimbursable costs from Managed REITs	4,628,497	4,278,667	5,800,808
General and administrative	28,253,905	23,265,196	16,471,199
Depreciation	49,417,679	40,946,406	32,294,627
Intangible amortization expense	15,200,854	12,422,205	9,777,116
Acquisition expenses	888,009	934,838	1,366,092
Contingent earnout adjustment	1,514,447	12,619,744	(2,500,000)
Impairment of goodwill and intangible assets	—	—	36,465,732
Impairment of investments in Managed REITs	—	—	4,376,879
Write-off of equity interest and preexisting relationships upon acquisition of control	2,049,682	8,389,573	—
Total operating expenses	162,875,473	152,435,452	145,164,573
Gain on equity interests upon acquisition	16,101,237	—	—
Gain on sale of real estate	—	178,631	—
Income (loss) from operations	65,868,858	16,507,750	(21,140,210)
Other income (expense):			
Interest expense	(41,511,911)	(33,383,604)	(36,053,312)
Net loss on extinguishment of debt	(2,393,475)	(2,444,788)	—
Other, net	(848,805)	(2,055,351)	160,461
Income tax (expense) benefit	554,785	1,811,275	5,826,258
Net income (loss)	21,669,452	(19,564,718)	(51,206,803)
Net (income) loss attributable to noncontrolling interests	(2,847,572)	2,663,123	6,901,931
Less: Distributions to preferred stockholders	(12,500,000)	(12,500,000)	(10,049,522)
Net income (loss) attributable to SmartStop Self Storage REIT, Inc. common stockholders	$ 6,321,880	$ (29,401,595)	$ (54,354,394)
Net income (loss) per Class A & Class T share – basic	$ 0.07	$ (0.37)	$ (0.91)
Net income (loss) per Class A & Class T share – diluted	$ 0.07	$ (0.37)	$ (0.91)
Weighted average Class A shares outstanding – basic	83,857,222	71,454,798	51,813,718
Weighted average Class A shares outstanding – diluted	83,974,488	71,454,798	51,813,718
Weighted average Class T shares outstanding – basic	8,081,950	7,983,576	7,802,689
Weighted average Class T shares outstanding – diluted	8,081,950	7,983,576	7,802,689

See notes to consolidated financial statements.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
Years Ended December 31, 2022, 2021 and 2020

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Net income (loss)	$ 21,669,452	$ (19,564,718)	$ (51,206,803)
Other comprehensive income (loss):			
Foreign currency translation adjustment	(3,832,344)	65,261	965,103
Foreign currency hedge contract gains (losses)	3,354,899	(394,417)	(596,969)
Interest rate swap and cap contract gains (losses)	4,906,784	4,335,323	(2,541,625)
Other comprehensive income (loss)	4,429,339	4,006,167	(2,173,491)
Comprehensive income (loss)	26,098,791	(15,558,551)	(53,380,294)
Comprehensive (income) loss attributable to noncontrolling interests:			
Comprehensive (income) loss attributable to noncontrolling interests	(3,342,254)	2,211,209	7,196,529
Comprehensive income (loss) attributable to SmartStop Self Storage REIT, Inc. stockholders	$ 22,756,537	$ (13,347,342)	$ (46,183,765)

See notes to consolidated financial statements.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY AND TEMPORARY EQUITY
Years Ended December 31, 2022, 2021 and 2020

	Common Stock												
	Class A		Class T										
	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total SmartStop Self Storage REIT, Inc. Equity	Noncontrolling Interests	Total Equity	Preferred Stock	Redeemable Common Stock
Balance as of December 31, 2019	51,435,124	$ 51,435	7,699,893	$ 7,700	$ 491,433,240	$ (128,642,787)	$ (87,090,486)	$ (1,955,335)	$ 273,803,767	$ 72,010,056	$ 345,813,823	$ 146,426,164	$ 43,391,362
Offering costs	—	—	—	—	(46,907)	—	—	—	(46,907)	—	(46,907)	—	—
Issuance of preferred stock	—	—	—	—	—	—	—	—	—	—	—	50,000,000	—
Preferred stock issuance costs	—	—	—	—	—	—	—	—	—	—	—	(70,057)	—
Changes to redeemable common stock	—	—	—	—	(15,954,081)	—	—	—	(15,954,081)	—	(15,954,081)	—	15,954,081
Redemptions of common stock	(164,894)	(165)	—	—	—	—	—	—	(165)	—	(165)	—	(2,009,868)
Issuance of restricted stock	71,567	72	—	—	—	—	—	—	72	—	72	—	—
Distributions	—	—	—	—	—	(35,310,382)	—	—	(35,310,382)	—	(35,310,382)	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	(5,525,293)	(5,525,293)	—	—
Issuance of shares for distribution reinvestment plan	1,318,605	1,319	204,018	204	15,952,558	—	—	—	15,954,081	—	15,954,081	—	—
Equity based compensation expense	—	—	—	—	1,023,196	—	—	—	1,023,196	715,677	1,738,873	—	—
Net loss attributable to SmartStop Self Storage REIT, Inc. common stockholders	—	—	—	—	—	—	(54,354,394)	—	(54,354,394)	—	(54,354,394)	—	—
Net loss attributable to the noncontrolling interests in our Operating Partnership	—	—	—	—	—	—	—	—	—	(6,901,931)	(6,901,931)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	845,698	845,698	119,405	965,103	—	—
Foreign currency hedge contract loss	—	—	—	—	—	—	—	(525,540)	(525,540)	(71,429)	(596,969)	—	—
Interest rate swap and cap contract loss	—	—	—	—	—	—	—	(2,199,051)	(2,199,051)	(342,574)	(2,541,625)	—	—
Balance as of December 31, 2020	52,660,402	$ 52,661	7,903,911	$ 7,904	$ 492,408,006	$ (163,953,169)	$ (141,444,880)	$ (3,834,228)	$ 183,236,294	$ 60,003,911	$ 243,240,205	$ 196,356,107	$ 57,335,575

See notes to consolidated financial statements.

| | Common Stock | | | | | | | | | | | | |
| | Class A | | Class T | | | | | | | | | | |
	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total SmartStop Self Storage REIT, Inc. Equity	Noncontrolling Interests	Total Equity	Preferred Stock	Redeemable Common Stock
Balance as of December 31, 2020	52,660,402	$ 52,661	7,903,911	$ 7,904	$ 492,408,006	$ (163,953,169)	$ (141,444,880)	$ (3,834,228)	$ 183,236,294	$ 60,003,911	$ 243,240,205	$ 196,356,107	$ 57,335,575
Gross proceeds from issuance of operating partnership units in SST VI OP	-	-	-	-	-	-	-	-	-	4,761,315	4,761,315	-	-
Offering Costs of SST VI OP	-	-	-	-	-	-	-	-	-	(1,239,194)	(1,239,194)	-	-
Issuance of common stock in connection with SST IV Merger	23,137,540	23,138	-	-	231,389,332	-	-	-	231,412,470	-	231,412,470	-	-
Issuance of Class A-1 Units in our Operating Partnership in connection with the contingent earnout related to the Self Administration Transaction	-	-	-	-	-	-	-	-	-	11,219,744	11,219,744	-	-
Acquisition of noncontrolling interest related to the Tenant Protection Programs	-	-	-	-	-	-	-	-	-	(10,900)	(10,900)	-	-
Offering costs	-	-	-	-	(335,175)	-	-	-	(335,175)	-	(335,175)	-	-
Changes to redeemable common stock	-	-	-	-	(19,564,929)	-	-	-	(19,564,929)	-	(19,564,929)	-	19,564,929
Redemptions of common stock	(359,976)	(360)	(30,158)	(30)	-	-	-	-	(390)	-	(390)	-	(5,565,829)
Issuance of restricted stock	78,192	78	-	-	-	-	-	-	78	-	78	-	-
Distributions	-	-	-	-	-	(47,011,295)	-	-	(47,011,295)	-	(47,011,295)	-	-
Distributions to noncontrolling interests	-	-	-	-	-	-	-	-	-	(6,338,488)	(6,338,488)	-	-
Issuance of shares for distribution reinvestment plan	1,541,585	1,541	182,445	182	19,563,206	-	-	-	19,564,929	-	19,564,929	-	-
Equity based compensation expense	-	-	-	-	1,279,432	-	-	-	1,279,432	1,628,376	2,907,808	-	-
Net loss attributable to SmartStop Self Storage REIT, Inc. common stockholders	-	-	-	-	-	-	(29,401,595)	-	(29,401,595)	-	(29,401,595)	-	-
Deconsolidation of SST VI OP	-	-	-	-	-	-	-	-	-	(3,170,238)	(3,170,238)	-	-
Net loss attributable to the noncontrolling interests in our Operating Partnership	-	-	-	-	-	-	-	-	-	(2,663,123)	(2,663,123)	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	47,424	47,424	17,837	65,261	-	-
Foreign currency hedge contract loss	-	-	-	-	-	-	-	(337,219)	(337,219)	(57,198)	(394,417)	-	-
Interest rate swap and cap contract gain	-	-	-	-	-	-	-	3,844,048	3,844,048	491,275	4,335,323	-	-
Balance as of December 31, 2021	77,057,743	$ 77,058	8,056,198	$ 8,056	$ 724,739,872	$ (210,964,464)	$ (170,846,475)	$ (279,975)	$ 342,734,072	$ 64,643,317	$ 407,377,389	$ 196,356,107	$ 71,334,675

See notes to consolidated financial statements.

	Common Stock Class A Number of Shares	Common Stock Class A Common Stock Par Value	Common Stock Class T Number of Shares	Common Stock Class T Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total SmartStop Self Storage REIT, Inc. Equity	Noncontrolling Interests	Total Equity	Preferred Stock	Redeemable Common Stock
Balance as of December 31, 2021	77,057,743	$ 77,058	8,056,198	$ 8,056	$ 724,739,872	$ (210,964,464)	$ (170,846,475)	$ (279,975)	$ 342,734,072	$ 64,643,317	$ 407,377,389	$ 196,356,107	$ 71,334,675
Offering costs	—	—	—	—	(445,149)	—	—	—	(445,149)	—	(445,149)	—	—
Tax withholding (net settlement) related to vesting of restricted stock	(8,910)	(9)	—	—	(86,348)	—	—	—	(86,357)	—	(86,357)	—	—
Issuance of Class A-1 Units in our Operating Partnership in connection with the contingent earnout related to the Self Administration Transaction	—	—	—	—	—	—	—	—	—	31,514,447	31,514,447	—	—
Issuance of noncontrolling interest in SST VI Advisor	—	—	—	—	—	—	—	—	—	1,000	1,000	—	—
Changes to redeemable common stock	—	—	—	—	(5,243,398)	—	—	—	(5,243,398)	—	(5,243,398)	—	5,243,398
Redemptions of common stock	(106,502)	(107)	(4,696)	(5)	—	—	—	—	(112)	—	(112)	—	—
Issuance of common stock in connection with the SSGT II Merger	11,542,062	11,542	—	—	168,778,332	—	—	—	168,789,874	—	168,789,874	—	—
Issuance of OP Units in connection with SSGT II Merger	—	—	—	—	—	—	—	—	—	1,703	1,703	—	—
Issuance of restricted stock, net of forfeitures	55,403	55	—	—	—	—	—	—	55	—	55	—	—
Distributions	—	—	—	—	—	(55,187,053)	—	—	(55,187,053)	—	(55,187,053)	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	(7,713,375)	(7,713,375)	—	—
Issuance of shares for distribution reinvestment plan	313,658	314	34,048	34	5,243,050	—	—	—	5,243,398	—	5,243,398	—	—
Equity based compensation expense	—	—	—	—	1,297,595	—	—	—	1,297,595	2,670,899	3,968,494	—	—
Net income attributable to SmartStop Self Storage REIT, Inc. common stockholders	—	—	—	—	—	—	6,321,880	—	6,321,880	—	6,321,880	—	—
Net income attributable to the noncontrolling interests in our Operating Partnership	—	—	—	—	—	—	—	—	—	2,847,572	2,847,572	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	(3,400,645)	(3,400,645)	(431,699)	(3,832,344)	—	—
Foreign currency forward contract gain	—	—	—	—	—	—	—	2,977,385	2,977,385	377,514	3,354,899	—	—
Interest rate swap and cap contract gain	—	—	—	—	—	—	—	4,357,917	4,357,917	548,867	4,906,784	—	—
Balance as of December 31, 2022	88,853,454	$ 88,853	8,085,550	$ 8,085	$ 894,283,954	$ (266,151,517)	$ (164,524,595)	$ 3,654,682	$ 467,359,462	$ 94,460,245	$ 561,819,707	$ 196,356,107	$ 76,578,073

See notes to consolidated financial statements.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2022, 2021 and 2020

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Cash flows from operating activities:			
Net loss	$ 21,669,452	$ (19,564,718)	$ (51,206,803)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	64,618,533	53,368,611	42,071,743
Change in deferred tax liability	(1,073,318)	(2,025,869)	(5,926,732)
Accretion of fair market value adjustment of secured debt	(35,738)	(110,942)	(130,682)
Amortization of debt issuance costs	2,594,163	1,676,309	3,586,381
Equity based compensation expense	3,968,494	2,907,808	1,738,873
Contingent earnout adjustment	1,514,447	12,619,744	(2,500,000)
Equity in loss of unconsolidated entities	1,690,205	1,050,250	—
Unrealized foreign currency and derivative (gains) losses	8,496,914	467,989	(93,878)
Net loss on extinguishment of debt	2,393,475	2,444,788	—
Gain on equity interests upon acquisition	(16,101,237)	—	—
Write-off of equity interest and preexisting relationships upon acquisition of control	2,049,682	8,389,573	—
Gain on deconsolidation of SST VI OP	—	(169,533)	—
Gain on sale of real estate	—	(178,631)	—
Impairment of goodwill and intangible assets	—	—	36,465,732
Impairment of investments in Managed REITs	—	—	4,376,879
Increase (decrease) in cash from changes in assets and liabilities:			
Other assets, net	(780,731)	(1,367,439)	(1,170,734)
Purchase of SOFR interest rate caps	(6,053,700)	—	—
Accounts payable and accrued liabilities	3,293,359	99,039	298,510
Managed REITs receivables	(315,672)	(304,468)	(428,284)
Due to affiliates	(18,351)	(537,527)	(311,134)
Net cash provided by operating activities	87,909,977	58,764,984	26,769,871
Cash flows from investing activities:			
SSGT II Merger, net of cash acquired	(65,540,723)	—	—
SST IV Merger, net of cash acquired	—	(46,486,510)	—
Purchase of real estate	(72,512,886)	(64,585,072)	(612,892)
Additions to real estate	(10,415,161)	(10,288,805)	(14,946,580)
Deposits on acquisition of real estate	(1,384,665)	(340,000)	(298,317)
Purchase of SSGT II Preferred Units	—	—	(32,500,000)
Redemption of preferred equity investment in SSGT II	—	13,500,000	19,000,000
Settlement of foreign currency hedges designated for hedge accounting	—	(3,190,899)	398,951
Investments in Managed REITs	(5,003,000)	—	—
Investments in unconsolidated real estate entities, net	(4,822,869)	(5,795,399)	—
Deconsolidation of SST VI OP	—	(3,011,368)	—
SST VI OP repayment of debt	—	5,600,000	—
SST VI Mezzanine Loan funding	(28,200,000)	(6,800,000)	—
SSGT III Mezzanine Loan funding	(59,500,000)	—	—
SSGT III Mezzanine Loan repayment	42,000,000	—	—
Purchase of other investments	—	(1,967,476)	—
Net proceeds from the sale of real estate	228,146	256,237	—
Settlement of company owned life insurance	—	2,894,561	—
Purchase of foreign currency hedge	—	—	—
Net cash used in investing activities	(205,151,158)	(120,214,731)	(28,958,838)
Cash flows from financing activities:			
Gross proceeds from issuance of non-revolver debt	150,000,000	271,675,995	341,717
Proceeds from issuance of revolver debt	318,000,000	246,505,250	—
Repayment of revolver debt	(183,000,000)	(15,000,000)	—
Repayment of non-revolver debt	(86,237,235)	(422,190,754)	—
Scheduled principal payments on non-revolver debt	(2,512,634)	(1,294,637)	(701,136)
Debt issuance costs	(2,081,854)	(6,970,064)	(4,537)
Debt defeasance costs	(2,544,346)	(525,467)	—
Offering costs	(601,345)	(971,752)	(656,524)
Redemption of common stock	(1,763,338)	(4,622,000)	(1,708,305)
Gross proceeds from issuance of equity in SST VI OP	—	4,015,815	—
Offering costs related to issuance of equity in SST VI OP	—	(373,067)	—
Gross proceeds from issuance of equity in other non controlling interests	1,000	—	—
Distributions paid to preferred stockholders	(12,500,000)	(12,277,935)	(8,786,655)
Distributions paid to common stockholders	(49,391,782)	(26,157,045)	(19,160,171)
Distributions paid to noncontrolling interests in our OP	(7,301,215)	(6,139,772)	(5,514,994)
Gross proceeds from issuance of preferred stock	—	—	50,000,000
Preferred stock issuance costs	—	—	(70,057)
Net cash provided by financing activities	120,067,251	25,674,567	13,739,338
Impact of foreign exchange rate changes on cash and restricted cash	(1,474,040)	(196,135)	536,182
Change in cash, cash equivalents, and restricted cash	1,352,030	(35,971,315)	12,086,553
Cash, cash equivalents, and restricted cash beginning of year	44,686,361	80,657,676	68,571,123
Cash, cash equivalents, and restricted cash end of year	$ 46,038,391	$ 44,686,361	$ 80,657,676

Supplemental disclosures and non-cash transactions:

Cash paid for interest	$	36,523,574	$ 27,220,673	$	32,834,244
Supplemental disclosure of noncash activities:					
Issuance of shares pursuant to distribution reinvestment plan	$	5,243,398	$ 19,564,929	$	15,954,081
Distributions payable	$	9,324,453	$ 8,360,420	$	6,650,317
Conversion of A-2 Units into A-1 Units	$	31,514,447	$ 11,219,744	$	—
Redemption of common stock included in accounts payable and accrued liabilities	$	—	$ 1,676,874	$	732,725
Deposit applied to the purchase of real estate	$	190,000	$ 156,940	$	200,000
Real estate and construction in process included in accounts payable and accrued liabilities	$	515,898	$ 19,056	$	248,845
Issuance of common stock and OP Units in connection with the mergers	$	168,791,577	$ 231,412,470	$	—
Debt assumed in mergers	$	—	$ 81,165,978	$	—

See notes to consolidated financial statements.

Note 1. Organization

SmartStop Self Storage REIT, Inc., a Maryland corporation (the "Company"), is a self-managed and fully-integrated self storage real estate investment trust ("REIT"), formed on January 8, 2013 under the Maryland General Corporation Law. Our year-end is December 31. As used in this report, "we," "us," "our," and "Company" refer to SmartStop Self Storage REIT, Inc. and each of our subsidiaries.

We acquire and own self storage facilities; we also operate self storage facilities owned by us as well as those owned by the entities sponsored by us. As of December 31, 2022, we owned 153 self storage facilities located in 19 states (Alabama, Arizona, California, Colorado, Florida, Illinois, Indiana, Maryland, Massachusetts, Michigan, New Jersey, Nevada, North Carolina, Ohio, South Carolina, Texas, Virginia, Washington, and Wisconsin) and the Greater Toronto Area of Ontario, Canada.

As discussed herein, we, through our subsidiaries, currently serve as the sponsor of Strategic Storage Trust VI, Inc., a publicly-registered non-traded REIT ("SST VI"), and Strategic Storage Growth Trust III, Inc., a private company that intends to elect to qualify as a REIT ("SSGT III" and together with SST VI , the "Managed REITs"). We also served as the sponsor of Strategic Storage Trust IV, Inc., a public non-traded REIT ("SST IV") through March 17, 2021, and Strategic Storage Growth Trust II, Inc., a private REIT ("SSGT II") through June 1, 2022, the dates on which we closed on the mergers of SST IV and SSGT II, respectively, as further described below. Prior to March 17, 2021 and June 1, 2022, SST IV and SSGT II respectively, were also included in the "Managed REITs." We operate the properties owned by the Managed REITs, consisting of, as of December 31, 2022, 19 operating properties and approximately 14,600 units and 1.8 million rentable square feet. Through our Managed REIT Platform (as defined below), we originate, structure, and manage additional self storage investment products.

Completed Transactions

SSGT II Merger

On June 1, 2022, we closed on our merger with SSGT II (the "SSGT II Merger").

As a result, we acquired all of the real estate owned by SSGT II, consisting of (i) 10 wholly-owned self storage facilities located in seven states comprising approximately 7,740 self storage units and approximately 853,900 net rentable square feet, and (ii) SSGT II's 50% equity interest in three unconsolidated real estate ventures located in the Greater Toronto Area of Ontario, Canada. As of the merger date, the unconsolidated real estate ventures (collectively, the "SSGT II JV Properties") consisted of one operating self storage property and two parcels of land being developed into self storage facilities, with subsidiaries of SmartCentres Real Estate Investment Trust, an unaffiliated third party ("SmartCentres") owning the other 50% of such entities. Additionally, we obtained SSGT II's rights to acquire (i) one parcel of land being developed into a self storage facility in an unconsolidated joint venture with SmartCentres, and (ii) a self storage property located in Southern California. Subsequent to December 31, 2022, on January 12, 2023, we acquired the aforementioned parcel of land in an unconsolidated joint venture that we and SmartCentres intend to develop into a self storage facility in the future. As of December 31, 2022, one of the development joint venture properties had been completed and had begun operations.

As a result of the SSGT II Merger, approximately 11.5 million shares of SmartStop Class A common stock ("Class A Shares") were issued in exchange for approximately 12.7 million shares of SSGT II common stock.

See Note 3 – Real Estate Facilities, for additional information related to the SSGT II Merger.

SST IV Merger

On March 17, 2021, we closed on our merger with SST IV (the "SST IV Merger").

As a result, we acquired all of the real estate owned by SST IV, consisting of (i) 24 self storage facilities located in nine states comprising approximately 18,000 self storage units and approximately 2.0 million net rentable square feet, and (ii) SST IV's 50% equity interest in six unconsolidated real estate ventures located in the Greater Toronto Area of Ontario, Canada (collectively the "SST IV JV Properties"). The SST IV JV Properties consisted of three operating self storage properties and three parcels of land in various stages of development into self storage facilities as of the merger date, jointly owned with

subsidiaries of SmartCentres. As of December 31, 2022, two of the development joint venture properties had been completed and had begun operations.

As a result of the SST IV Merger, approximately 23.1 million Class A Shares were issued in exchange for approximately 10.6 million shares of SST IV common stock.

2032 Private Placement Notes

On April 19, 2022, we as guarantor, and SmartStop OP, L.P. (our "Operating Partnership") as issuer, entered into a note purchase agreement (the "Note Purchase Agreement"), pursuant to which we issued $150 million of 4.53% Senior Notes due April 19, 2032 (the "2032 Private Placement Notes"). The proceeds were used primarily to pay off existing debt and to pay off certain existing indebtedness of SSGT II in connection with the SSGT II Merger. See Note 5 – Debt, for additional information.

Credit Facility

On March 17, 2021, we, through our Operating Partnership, entered into a credit facility with KeyBank, National Association as administrative agent, with an initial aggregate commitment of $500 million (the "Credit Facility"), which consisted of a $250 million revolving credit facility and a $250 million term loan. We used the initial draw proceeds of approximately $451 million primarily to pay off certain existing indebtedness as well as indebtedness of SST IV in connection with the SST IV Merger.

On October 7, 2021, we amended the Credit Facility to increase the commitments on the revolving credit facility by $200 million, to $450 million. As a result of this amendment, the aggregate commitment under the Credit Facility is now $700 million.

On April 19, 2022, we amended the Credit Facility to facilitate the issuance of the 2032 Private Placement Notes, make conforming changes between the Note Purchase agreement and the Credit Facility, and to transition from London Interbank Offer Rate ("LIBOR") to secured overnight financing rate ("SOFR") for floating rate borrowings.

See Note 5 – Debt, for additional information.

Equity

We commenced our initial public offering in January 2014, in which we offered a maximum of $1.0 billion in common shares for sale to the public (the "Primary Offering") and $95.0 million in common shares for sale pursuant to our distribution reinvestment plan (collectively, the "Offering") At the termination of our Offering in January 2017, we had sold approximately 48 million Class A Shares and approximately 7 million Class T Shares for approximately $493 million and $73 million respectively.

In November 2016, we filed with the Securities Exchange Commission ("SEC") a Registration Statement on Form S-3, which registered up to an additional $100.9 million in shares under our distribution reinvestment plan (our "DRP Offering"). The DRP Offering may be terminated at any time upon 10 days' prior written notice to stockholders. As of December 31, 2022, we had sold approximately 7.2 million Class A Shares and approximately 1.0 million Class T Shares for approximately $77.8 million and $11.1 million, respectively, in our DRP Offering.

On December 6, 2022, our board of directors, (the "Board"), upon recommendation of our Nominating and Corporate Governance Committee, approved an Estimated Per Share NAV of our common stock of $15.21 for our Class A Shares and Class T Shares based on the estimated value of our assets less the estimated value of our liabilities, or net asset value, divided by the number of shares outstanding on a fully diluted basis, calculated as of September 30, 2022.

Prior to the termination of our Primary Offering, Select Capital Corporation, a California corporation (our "Former Dealer Manager"), was responsible for marketing our shares offered pursuant to our Primary Offering. Strategic Asset Management I, LLC (f/k/a SmartStop Asset Management, LLC), our former sponsor ("SAM") previously indirectly owned a 15% non-voting equity interest in our Former Dealer Manager. Now that our Primary Offering has terminated, our Former Dealer Manager no longer provides such services for us. However, through March 31, 2022 we paid our Former Dealer Manager an ongoing stockholder servicing fee with respect to the Class T Shares sold in the Primary Offering. See Note 10 – Related Party Transactions – Former Dealer Manager Agreement.

Other Corporate History

Our Operating Partnership was formed on January 9, 2013. During 2013, Strategic Storage Advisor II, LLC, our former external advisor ("Former External Advisor") purchased limited partnership interests in our Operating Partnership for $200,000 and on August 2, 2013, we contributed the initial $1,000 capital contribution we received to our Operating Partnership in exchange for the general partner interest.

As we accepted subscriptions for shares of our common stock, we transferred all of the net Offering proceeds to our Operating Partnership as capital contributions in exchange for additional units of interest in our Operating Partnership. However, we were deemed to have made capital contributions in the amount of gross proceeds received from investors, and our Operating Partnership was deemed to have simultaneously paid the sales commissions and other costs associated with the Offering. Our issuances of Preferred Stock were treated similarly and we received related units of interest in our Operating Partnership. In addition, our Operating Partnership is structured to make distributions with respect to limited partnership units that are equivalent to the distributions made to holders of common stock. Finally, a common limited partner in our Operating Partnership may later exchange his or her common limited partnership units in our Operating Partnership for shares of our common stock at any time after one year following the date of issuance of their limited partnership units, subject to certain restrictions outlined in our Operating Partnership's limited partnership agreement.

Our Operating Partnership owns, directly or indirectly through one or more subsidiaries, all of the self storage properties that we own. As of December 31, 2022, we owned approximately 88.4% of the common units of limited partnership interests of our Operating Partnership. The remaining approximately 11.6% of the common units are owned by current and former members of our executive management team or indirectly by SAM, its affiliates, and affiliates of our Former Dealer Manager. As the sole general partner of our Operating Partnership, we have the exclusive power to manage and conduct the business of our Operating Partnership.

Recent Economic Conditions

Broad economic weakness, inflationary pressures, rising interest rates, geopolitical events, or other economic events could adversely impact our business, financial condition, liquidity and results of operations. However, the extent and duration to which our operations may be impacted is highly uncertain and cannot be predicted.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") as contained within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") and the rules and regulations of the SEC.

Unaudited Information

The square footage, unit count, and occupancy percentage data and related disclosures included in these notes to the consolidated financial statements are unaudited.

Principles of Consolidation

Our financial statements, and the financial statements of our Operating Partnership, including its wholly-owned subsidiaries, are consolidated in the accompanying consolidated financial statements. The portion of these entities not wholly-owned by us is presented as noncontrolling interests. All intercompany accounts and transactions have been eliminated in consolidation.

Strategic Storage Operating Partnership VI, L.P. ("SST VI OP"), the operating partnership of SST VI, and its wholly-owned subsidiaries, were consolidated by us until May 1, 2021. From March 10, 2021 (the date of our initial investment in SST VI OP) until May 1, 2021, the portion not wholly-owned by us was presented as noncontrolling interests, and all intercompany accounts and transactions were eliminated in consolidation during that period.

Consolidation Considerations

Current accounting guidance provides a framework for identifying a variable interest entity ("VIE") and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements. In general, a VIE is an entity or other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. Generally, a VIE should be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interest holder) has the power to direct the VIE's most significant activities and the obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities, and noncontrolling interest at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest.

Our Operating Partnership is deemed to be a VIE and is consolidated by the Company as we are currently the primary beneficiary. Our sole significant asset is our investment in our Operating Partnership; as a result, substantially all of our assets and liabilities represent those assets and liabilities of our Operating Partnership and its wholly-owned subsidiaries.

From March 10, 2021 until May 1, 2021, we were deemed to be the primary beneficiary of SST VI OP, and their operations were therefore consolidated by us. Subsequent to May 1, 2021, we are no longer the primary beneficiary, and their operations are no longer consolidated by us.

On March 1, 2022, Pacific Oak Holding Group, LLC, the parent company of Pacific Oak Capital Markets, LLC, the dealer manager for the public offering of SST VI, became a 10% non-voting member of Strategic Storage Advisor VI, LLC, our advisor to SST VI (the "SST VI Advisor"). We continue to be the primary beneficiary of SST VI Advisor, and their operations therefore continue to be consolidated by us.

As of December 31, 2022, we were not a party to any other material contracts or interests that would be deemed variable interests in VIEs other than our joint ventures with SmartCentres, which are all accounted for under the equity method of accounting (see Note 4 – Investments in Unconsolidated Real Estate Ventures for additional information), and our joint venture programs through which we offer our tenant insurance, tenant protection plans or similar programs (the "Tenant Protection Programs") with SST VI, SSGT III, SSGT II (through June 1, 2022) which are consolidated.

Equity Investments

Under the equity method, our investments are stated at cost and adjusted for our share of net earnings or losses and reduced by distributions and impairments, as applicable. Equity in earnings will generally be recognized based on our ownership interest in the earnings of each of the unconsolidated investments and recorded within the Other line item in our consolidated statements of operations.

Investments in and Advances to Managed REITs

As of December 31, 2022, and 2021, we owned equity and debt investments in the Managed REITs; such amounts are included in Investments in and advances to Managed REITs within our consolidated balance sheets. We account for the equity investments using the equity method of accounting as we have the ability to exercise significant influence, but not

control, over the Managed REITs' operating and financial policies through our advisory and property management agreements with the respective Managed REITs. The equity method of accounting requires the investment to be initially recorded at cost and subsequently adjusted for our share of equity in the respective Managed REIT's earnings and reduced by distributions. We record the interest on the debt investments on the accrual basis and such income is included in other in our consolidated statements of operations.

See Note 10 – Related Party Transactions for additional information.

Noncontrolling Interests in Consolidated Entities

We account for the noncontrolling interests in our Operating Partnership and the noncontrolling interests in SST VI Advisor and our Tenant Protection Programs joint ventures with SST VI, SSGT III, and SSGT II (prior to the SSGT II Merger on June 1, 2022) in accordance with the related accounting guidance. Due to our control through our general partnership interest in our Operating Partnership and the limited rights of the limited partners, our Operating Partnership, including its wholly-owned subsidiaries, are consolidated with the Company and the limited partner interests are reflected as noncontrolling interests in the accompanying consolidated balance sheets. We also consolidate our interests in the SSGT II and SST VI Tenant Protection Programs and present the minority interests as noncontrolling interests in the accompanying consolidated balance sheets. The noncontrolling interests shall be attributed their share of income and losses, even if that attribution results in a deficit noncontrolling interests balance.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions. Management will adjust such estimates when facts and circumstances dictate. Actual results could materially differ from those estimates. The most significant estimates made include that of real estate acquisition valuation and the allocation of property purchase price to tangible and intangible assets acquired and liabilities assumed at relative fair value, the evaluation of potential impairment of indefinite and long-lived assets and goodwill, and the estimated useful lives of real estate assets and intangibles.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents.

We may maintain cash and cash equivalents in financial institutions in excess of insured limits, but believe this risk will be mitigated by only investing in or through major financial institutions.

Restricted Cash

Restricted cash consists primarily of impound reserve accounts for property taxes, insurance and capital improvements in connection with the requirements of certain of our loan agreements.

Real Estate Purchase Price Allocation and Treatment of Acquisition Costs

We account for asset acquisitions in accordance with GAAP which requires that we allocate the purchase price of a property to the tangible and intangible assets acquired and the liabilities assumed based on their relative fair values as of the date of acquisition. This guidance requires us to make significant estimates and assumptions, including fair value estimates, which requires the use of significant unobservable inputs as of the acquisition date. We engage third-party valuation specialists to assist in the determination of significant estimates and market-based assumptions used in the valuation models.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022, 2021 and 2020

The value of the tangible assets, consisting of land and buildings, is determined as if vacant. Substantially all of the leases in place at acquired properties are at market rates, as the majority of the leases are month-to-month contracts. We also consider whether in-place, market leases represent an intangible asset. We recorded approximately $10.5 million, $21.5 million, and none in intangible assets to recognize the value of in-place leases related to our acquisitions during the years ended December 31, 2022, 2021 and 2020, respectively. We do not expect, nor to date have we recorded, intangible assets for the value of customer relationships because we expect we will not have concentrations of significant customers and the average customer turnover will be fairly frequent.

Allocation of purchase price to acquisitions of portfolios of facilities are allocated to the individual facilities based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which take into account the relative size, age, and location of the individual facility along with current and projected occupancy and rental rate levels or appraised values, if available.

Acquisitions that do not meet the definition of a business, as defined under current GAAP, are accounted for as asset acquisitions. During the years ended December 31, 2022 and 2021, our property acquisitions, including the SST IV Merger and the SSGT II merger, did not meet the definition of a business because substantially all of the fair value was concentrated in a single identifiable asset or group of similar identifiable assets (i.e. land, buildings, and related intangible assets) and because the acquisitions did not include a substantive process in the form of an acquired workforce or an acquired contract that cannot be replaced without significant cost, effort or delay. As a result, once an acquisition is deemed probable, acquisition related transaction costs are capitalized rather than expensed.

During the years ended December 31, 2022, 2021, and 2020 we expensed approximately $0.9 million, $0.9 million, and $1.4 million, respectively, of acquisition-related transaction costs that did not meet our capitalization policy during the respective periods.

Evaluation of Possible Impairment of Real Property Assets

Management monitors events and changes in circumstances that could indicate that the carrying amounts of our real property assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of the assets may not be recoverable, we will assess the recoverability of the assets by determining whether the carrying value of the real property assets will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we will adjust the value of the real property assets to the fair value and recognize an impairment loss. For the years ended December 31, 2022, 2021, and 2020, no real property asset impairment losses were recognized.

Goodwill Valuation

We initially recorded goodwill as a result of the Self Administration Transaction (as defined in Note 10 – Related Party Transactions), which occurred in 2019. Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible assets and other intangible assets acquired. Goodwill is allocated to various reporting units, as applicable, and is not amortized. We perform an annual impairment test for goodwill, and between annual tests, we evaluate the recoverability of goodwill whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be fully recoverable. In our impairment test of goodwill, we perform a quantitative analysis to compare the fair value of each reporting unit to its respective carrying amount. If the carrying amount of goodwill exceeds its fair value, an impairment charge will be recognized.

See Note 10 – Related Party Transactions for additional information.

Trademarks

In connection with the Self Administration Transaction, we recorded the fair value associated with the two primary trademarks acquired therein.

Trademarks are based on the value of our brands. Trademarks are valued using the relief from royalty method, which presumes that without ownership of such trademarks, we would have to make a stream of payments to a brand or franchise owner in return for the right to use their name. By virtue of this asset, we avoid any such payments and record the related intangible fair value of our ownership of the brand name.

As of December 31, 2022 and December 31, 2021, $15.7 million was recorded related to the SmartStop® Self Storage trademark, which is an indefinite lived trademark. As of December 31, 2022 and December 31, 2021, approximately $0.2 million and $0.4 million, respectively, was recorded to the "Strategic Storage®" trademark, which is a definite lived trademark. The total estimated future amortization expense of the "Strategic Storage®" trademark asset for the years ending December 31, 2023 and 2024, is approximately $140,000 and $70,000, respectively, and none thereafter.

We qualitatively evaluate whether any triggering events or changes in circumstances have occurred subsequent to our annual impairment test that would indicate an impairment condition may exist. If any change in circumstance or triggering event occurs, and results in a significant impact to our revenue and profitability projections, or any significant assumption in our valuation methods is adversely impacted, the impact could result in a material impairment charge in the future.

Revenue Recognition

Self Storage Operations

Management believes that all of our leases are operating leases. Rental income is recognized in accordance with the terms of the leases, which generally are month-to-month. Revenues from any long-term operating leases are recognized on a straight-line basis over the term of the lease. The excess of rents received over amounts contractually due pursuant to the underlying leases is included in accounts payable and accrued liabilities in our consolidated balance sheets, and contractually due but unpaid rent is included in other assets.

In accordance with ASC 842, we review the collectability of lease payments on an ongoing basis. We consider collectability indicators when analyzing accounts receivable and historical bad debt levels, current economic trends, all of which assist in evaluating the probability of outstanding and future rental income collections.

Additionally, we earn ancillary revenue by selling tenant insurance or tenant protection plans to customers at our properties through our Tenant Protection Programs, and to a lesser extent, through the sale of various moving and packing supplies such as locks and boxes. We recognize such revenue in the Ancillary operating revenue line within our consolidated statements of operations as the services are performed and as the goods are delivered.

Managed REIT Platform

We earn property management and asset management revenue, pursuant to the respective property management and advisory agreement contracts, in connection with providing services to the Managed REITs. We have determined under ASC 606 – Revenue from Contracts with Customers ("ASC 606"), that the performance obligation for the property management services and asset management services are satisfied as the services are rendered. While we are compensated for our services on a monthly basis, these services represent a series of distinct daily services in accordance with ASC 606. Such revenue is recorded in the Managed REIT Platform revenue line within our consolidated statements of operations.

The Managed REITs' advisory agreements also provide for reimbursement to us of our direct and indirect costs of providing administrative and management services to the Managed REITs. These reimbursements include costs incurred in relation to organization and offering services provided to the Managed REITs and the reimbursement of salaries, bonuses, and other expenses related to benefits paid to our employees while performing services for the Managed REITs. The Managed REITs' property management agreements also provide reimbursement to us for the property manager's costs of managing the properties. Reimbursable costs include wages and salaries and other expenses that arise in operating, managing and maintaining the Managed REITs' properties.

Under ASC 606, direct reimbursement of such costs does not represent a separate performance obligation from our obligation to perform property management and asset management services. The reimbursement income is considered variable consideration, and is recognized as the costs are incurred, subject to limitations on the Managed REIT Platform's ability to incur offering costs or limitations imposed by the advisory agreements. We have elected to separately record such revenue in the Reimbursable costs from Managed REITs line within our consolidated statements of operations.

Additionally, we earn revenue in connection with our Tenant Protection Programs joint ventures with our Managed REITs. We also earn development and construction management revenue from services we provide in connection with the project design, coordination and oversite of development and certain capital improvement projects undertaken by the Managed REITs. We recognize such revenue in the Managed REIT Platform revenue line within our consolidated statements of operations as the services are performed or delivered. See Note 10 – Related Party Transactions, for additional information regarding revenue generated from our Managed REIT Platform.

Allowance for Doubtful Accounts

Tenant accounts receivable is reported net of an allowance for doubtful accounts. Management records this general allowance estimate based upon a review of the current status of accounts receivable. It is reasonably possible that management's estimate of the allowance will change in the future. As of December 31, 2022 and 2021, approximately $0.7 million and $0.5 million were recorded to allowance for doubtful accounts, respectively, and are included within other assets in the accompanying consolidated balance sheets.

Advertising Costs

Advertising costs are expensed in the period in which the cost is incurred and are included in property operating expenses and general and administrative lines within our consolidated statements of operations, depending on the nature of the expense. The Company incurred advertising costs of approximately $1.3 million and $0.7 million for the years ended December 31, 2022 and 2021, respectively, within general and administrative. The Company incurred advertising costs of approximately $4.4 million and $3.7 million for the years ended December 31, 2022 and 2021, respectively, within property operating expenses.

Real Estate Facilities

We capitalize costs incurred to develop, construct, renovate and improve properties, including interest and property taxes incurred during the construction period. The construction period begins when expenditures for the real estate assets have been made and activities that are necessary to prepare the asset for its intended use are in progress. The construction period ends when the asset is substantially complete and ready for its intended use.

Depreciation of Real Property Assets

Our management is required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives.

Depreciation of our real property assets is charged to expense on a straight-line basis over the estimated useful lives as follows:

Description	Standard Depreciable Life
Land	Not Depreciated
Buildings	30-40 years
Site Improvements	7-10 years

Depreciation of Personal Property Assets

Personal property assets consist primarily of furniture, fixtures and equipment and are depreciated on a straight-line basis over the estimated useful lives, generally ranging from 3 to 5 years, and are included in other assets on our consolidated balance sheets.

Intangible Assets

We have allocated a portion of our real estate purchase price to in-place lease intangibles. We amortize in-place lease intangibles on a straight-line basis over the estimated future benefit period. As of December 31, 2022, the gross amount allocated to in-place lease intangibles was approximately $78.6 million and accumulated amortization of in-place lease intangibles totaled approximately $71.1 million. As of December 31, 2021, the gross amounts allocated to in-place lease intangibles were approximately $68.6 million and accumulated amortization of in-place lease intangibles totaled approximately $56.8 million.

The total estimated future amortization expense of intangible assets related to our self storage properties for the years ending December 31, 2023, 2024, 2025, 2026, and thereafter is approximately $6.4 million, $0.1 million, $0.1 million, $0.1 million, and $0.8 million respectively.

As of December 31, 2022, the gross amount of the intangible assets related to management contracts and one purchase and sale contract, which is not amortized, for a self storage property was approximately $9.9 million and accumulated amortization of those intangibles totaled approximately $1.8 million. As of December 31, 2021, the gross amount of the intangible assets related to management contracts was approximately $6.8 million and accumulated amortization of those intangibles totaled approximately $4.3 million. In connection with the SSGT II Merger, we wrote-off the carrying value of the intangible assets related to the SSGT II property management and advisory agreements. See Note 10 – Related Party Transactions for additional information.

The total estimated future amortization expense related to the management contract intangible asset for the years ending December 31, 2023, 2024, and thereafter is approximately $55,000, $55,000, and none thereafter, respectively.

We evaluate whether any triggering events or changes in circumstances have occurred subsequent to our annual impairment test that would indicate an impairment condition may exist. If any change in circumstance or triggering event occurs, and results in a significant impact to our revenue and profitability projections, or any significant assumption in our valuations methods is adversely impacted, the impact could result in a material impairment charge in the future.

Debt Issuance Costs

The net carrying value of costs incurred in connection with obtaining non revolving debt are presented on the balance sheet as a deduction from debt; amounts incurred related to obtaining revolving debt are included in the debt issuance costs line on our consolidated balance sheet (see Note 5 – Debt). Debt issuance costs are amortized using the effective interest method.

As of December 31, 2022, the gross amount of debt issuance costs related to our revolving credit facility totaled approximately $4.5 million and accumulated amortization of debt issuance costs related to our revolving credit facility totaled approximately $2.4 million. As of December 31, 2021, the gross amount of debt issuance costs related to our revolving credit facility totaled $4.1 million, and accumulated amortization of debt issuance costs related to our revolving credit facility totaled $0.8 million.

As of December 31, 2022, the gross amount allocated to debt issuance costs related to non-revolving debt totaled approximately $7.0 million and accumulated amortization of debt issuance costs related to non-revolving debt totaled approximately $2.5 million. As of December 31, 2021, the gross amount allocated to debt issuance costs related to non-revolving debt totaled approximately $5.8 million and accumulated amortization of debt issuance costs related to non-revolving debt totaled approximately $1.9 million.

Organizational and Offering Costs

Through March 31, 2022, we paid our Former Dealer Manager an ongoing stockholder servicing fee that was payable monthly and accrued daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T Shares sold in the Primary Offering. In accordance with the selling agreements we entered into with respect to the sale of Class T Shares, we ceased paying the stockholder servicing fee with respect to the Class T Shares sold in the Primary Offering on the fifth anniversary of the last day of the fiscal quarter in which our Primary Offering (i.e., excluding our distribution reinvestment plan offering) terminated March 31, 2022. Our Former Dealer Manager entered into participating dealer agreements with certain other broker-dealers which authorized them to sell our shares. Upon sale of our shares by such broker-dealers, our Former Dealer Manager re-allowed all of the sales commissions and, subject to certain limitations, the stockholder servicing fees paid in connection with sales made by these broker-dealers. Our Former Dealer Manager was also permitted to re-allow to these broker-dealers a portion of their dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by our Former Dealer Manager, payment of attendance fees required for employees of our Former Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. We recorded a liability within due to affiliates for the future estimated stockholder servicing fees at the time of sale of Class T Shares as an offering cost.

Foreign Currency Translation

For non-U.S. functional currency operations, assets and liabilities are translated to U.S. dollars at current exchange rates as of the reporting date. Revenues and expenses are translated at the average rates for the period. All adjustments related to amounts classified as long term net investments are recorded in accumulated other comprehensive income (loss) as a separate component of equity. Transactions denominated in a currency other than the functional currency of the related operation are recorded at rates of exchange in effect at the date of the transaction. Changes in investments not classified as long term are recorded in other income (expense) and represented a loss of approximately $9.6 million and a loss of approximately $3.8 million for the years ended December 31, 2022 and 2021, respectively.

Redeemable Common Stock

We adopted a share redemption program ("SRP") that enables stockholders to sell their shares to us in limited circumstances.

We have evaluated the terms of our SRP and we classify amounts that are redeemable under the SRP as redeemable common stock in the accompanying consolidated balance sheets. The maximum amount of redeemable shares under our SRP is limited to the net proceeds from the distribution reinvestment plan. However, accounting guidance states that determinable amounts that can become redeemable should be presented as redeemable when such amount is known. Therefore, the net proceeds from the distribution reinvestment plan are considered to be temporary equity and are presented as redeemable common stock in the accompanying consolidated balance sheets.

In addition, current accounting guidance requires, among other things, that financial instruments that represent a mandatory obligation of us to repurchase shares be classified as liabilities and reported at settlement value. When we determine we have a mandatory obligation to repurchase shares under the SRP, we reclassify such obligations from temporary equity to a liability based upon their respective settlement values.

On August 26, 2019, our board of directors approved a partial suspension of our SRP, effective as of September 27, 2019, so that common shares were redeemable at the option of the holder only in connection with (i) death or disability of a stockholder, (ii) confinement to a long-term care facility, or (iii) other exigent circumstances. In order to preserve cash in light of the uncertainty relating to COVID-19 and its potential impact on our overall financial results, on March 30, 2020, our board of directors approved the complete suspension of our SRP, effective on April 29, 2020. Due to the complete suspension, we were unable to honor redemption requests made during the quarter ended March 31, 2020 or the quarter ended June 30, 2020.

On August 20, 2020, our board of directors partially reinstated the SRP, effective as of September 23, 2020.

On March 7, 2022, the board of directors approved the complete suspension of the Company's SRP. See Note 12 – Commitments and Contingencies of the Notes to the Consolidated Financial Statements contained in this report for additional information.

For the year ended December 31, 2022, we received redemption requests totaling approximately $2.4 million (approximately 0.2 million shares). Due to the complete suspension of our SRP we were unable to honor redemption requests made during the year ended December 31, 2022.

For the year ended December 31, 2021, we received redemption requests totaling approximately $5.6 million (approximately 0.4 million shares), approximately $3.9 million of which were fulfilled during the year ended December 31, 2021, with the remaining approximately $1.7 million included in accounts payable and accrued liabilities as of December 31, 2021 and fulfilled in January 2022.

For the year ended December 31, 2020, we received redemption requests totaling approximately $2.0 million (approximately 0.2 million shares), approximately $1.3 million of which were fulfilled during the year ended December 31, 2020, with the remaining approximately $0.7 million included in accounts payable and accrued liabilities as of December 31, 2020 and fulfilled in January 2021.

Accounting for Equity Awards

We issue equity based awards in two forms: (1) restricted stock awards consisting of shares of our common stock and (2) long-term incentive plan units of our Operating Partnership ("LTIP Units"), both of which may be issued subject to either time based vesting criteria or performance based vesting criteria restrictions. For time based awards granted which contain a graded vesting schedule, compensation cost is recognized as an expense on a straight-line basis over the requisite service period as if the award was, in substance, a single award. For performance based awards, compensation cost is recognized over the requisite service period if and when we determine the performance condition is probable of being achieved. We record the cost of such equity based awards based on the grant date fair value, and have elected to record forfeitures as they occur.

Employee Benefit Plan

The Company terminated its relationship with a professional employer organization and began maintaining its own retirement savings plan during the year ended December 31, 2021 under Section 401(k) of the Internal Revenue Code under which eligible employees can contribute up to 100% of their annual salary, subject to a statutory prescribed annual limit. For the year ended December 31, 2022 and 2021, the Company made matching contributions to such plan of approximately $0.5 million and $0.2 million, respectively, based on a company match of 100% on the first 4% of an employee's compensation.

Fair Value Measurements

Under GAAP, we are required to measure certain financial instruments at fair value on a recurring basis. In addition, we are required to measure other financial instruments and balances at fair value on a non-recurring basis. Fair value is defined by the accounting standard for fair value measurements and disclosures as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. It also establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels. The following summarizes the three levels of inputs and hierarchy of fair value we use when measuring fair value:

- Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access;

- Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as interest rates and yield curves that are observable at commonly quoted intervals; and

- Level 3 inputs are unobservable inputs for the assets or liabilities that are typically based on an entity's own assumptions as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the fair value measurement will fall within the lowest level that is significant to the fair value measurement in its entirety.

The accounting guidance for fair value measurements and disclosures provides a framework for measuring fair value and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In determining fair value, we will utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider counterparty credit risk in our assessment of fair value. Considerable judgment will be necessary to interpret Level 2 and 3 inputs in determining fair value of our financial and non-financial assets and liabilities. Accordingly, there can be no assurance that the fair values we will present will be indicative of amounts that may ultimately be realized upon sale or other disposition of these assets.

Financial and non-financial assets and liabilities measured at fair value on a non-recurring basis in our consolidated financial statements consist of real estate and related liabilities assumed related to our acquisitions along with the assets and liabilities described in Note 3 – Real Estate Facilities. The fair values of these assets and liabilities were determined as of the acquisition dates using widely accepted valuation techniques, including (i) discounted cash flow analysis, which considers, among other things, leasing assumptions, growth rates, discount rates and terminal capitalization rates, (ii) income capitalization approach, which considers prevailing market capitalization rates, and (iii) comparable sales activity. Additionally, certain such assets and liabilities are required to be fair valued periodically or valued pursuant to ongoing fair value requirements and impairment analyses and have been valued subsequently utilizing the same techniques noted above. In general, we consider multiple valuation techniques when measuring fair values. However, in certain circumstances, a single valuation technique may be appropriate. All of the fair values of the assets and liabilities as of the acquisition dates were derived using Level 3 inputs.

The carrying amounts of cash and cash equivalents, restricted cash, other assets, accounts payable and accrued liabilities, distributions payable and amounts due to affiliates approximate fair value.

The table below summarizes the carrying amounts and fair values of financial instruments that are not carried at fair value as of December 31, 2022 and 2021. The estimated fair value of financial instruments is subjective in nature and is dependent on a number of important assumptions, including discount rates and relevant comparable market information associated with each financial instrument. The fair value of our fixed and variable rate debt was estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities (categorized within Level 2 of the fair value hierarchy). The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. As of December 31, 2022 and 2021, we believe the carrying amounts of our variable rate debt are reasonably estimated at their notional amounts as there have been minimal changes to the fixed spread portion of interest rates for similar loans observed in the market, and as the variable portion of our interest rates fluctuate with the associated market indices.

	December 31, 2022		December 31, 2021	
	Fair Value	Carrying Value	Fair Value	Carrying Value
Fixed Rate Secured Debt	$ 410,600,000	$ 442,672,020	$ 353,600,000	$ 340,967,113

During the years ended December 31, 2022 and 2021, we held interest rate swaps, interest rate caps, and net investment hedges to hedge our interest rate and foreign currency exposure (See Notes 5 – Debt and 7 – Derivative Instruments). The valuations of these instruments were determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of the derivative. The analyses reflect the contractual terms of the derivatives, including the period to maturity, and used observable market-based inputs, including interest rate curves, foreign exchange rates, and implied volatilities. The fair value of the interest rate swaps were determined using the market standard methodology of netting the discounted future fixed cash payments and the discounted expected variable cash payments. Our fair values of our net investment hedges are based primarily on the change in the spot rate at the end of the period as compared with the strike price at inception.

To comply with GAAP, we incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of derivative contracts for the effect of non-performance risk, we consider the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although we had determined that the majority of the inputs used to value our derivatives were within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our derivatives utilized Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by us and our counterparties. However, through December 31,

2022, we had assessed the significance of the impact of the credit valuation adjustments on the overall valuation of our derivative positions and determined that the credit valuation adjustments were not significant to the overall valuation of our derivatives. As a result, we determined that our derivative valuations in their entirety were classified in Level 2 of the fair value hierarchy.

Derivative Instruments and Hedging Activities

We record all derivatives on our balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. We may enter into derivative contracts that are intended to economically hedge certain of our risks, even though hedge accounting does not apply or we elect not to apply hedge accounting.

For derivatives designated as net investment hedges, the effective portion of changes in the fair value of the derivatives are reported in accumulated other comprehensive income (loss). The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings. Amounts are reclassified out of other comprehensive (loss) income ("OCI") into earnings (loss) when the hedged net investment is either sold or substantially liquidated.

Income Taxes

We made an election to be taxed as a Real Estate Investment Trust ("REIT"), under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), commencing with our taxable year ended December 31, 2014. To qualify as a REIT, we must continue to meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the REIT's taxable income to stockholders (which is computed without regard to the dividends paid deduction or net capital gains and which does not equal net income as calculated in accordance with GAAP).

For income tax purposes, distributions to common stockholders are characterized as ordinary dividends, capital gain dividends, or as nontaxable distributions. To the extent that we make a distribution in excess of our current or accumulated earnings and profits, the distribution will be a non-taxable return of capital, reducing the tax basis in each U.S. stockholder's shares, and the amount of each distribution in excess of a U.S. stockholder's tax basis in its shares will be taxable as gain realized from the sale of its shares.

As a REIT, we generally will not be subject to U.S. federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to U.S. federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for U.S. federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner that we will remain qualified as a REIT for U.S. federal income tax purposes.

Even if we continue to qualify for taxation as a REIT, we may be subject to certain state, local, and foreign taxes on our income and property, and federal income and excise taxes on our undistributed income.

We filed an election to treat our taxable REIT subsidiaries ("TRS") as a taxable REIT subsidiary effective January 1, 2014. In general, our TRS performs additional services for our customers and provides the advisory and property management services to the Managed REITs and otherwise generally engages in any real estate or non-real estate related business. The TRS is subject to corporate federal and state income tax.

We account for deferred income taxes using the asset and liability method and recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our financial statements or tax

returns. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Any increase or decrease in the deferred tax liability that results from a change in circumstances, and that causes a change in our judgment about expected future tax consequences of events, is included in the tax provision when such changes occur. Deferred income taxes also reflect the impact of operating loss and tax credit carryforwards. A valuation allowance is provided if we believe it is more likely than not that all or some portion of the deferred tax asset will not be realized. Any increase or decrease in the valuation allowance that results from a change in circumstances, and that causes a change in our judgment about the realizability of the related deferred tax asset, is included in the tax provision when such changes occur.

Uncertain tax positions may arise where tax laws may allow for alternative interpretations or where the timing of recognition of income is subject to judgment. Under ASC Topic 740, tax positions are evaluated for recognition using a more–likely–than–not threshold, and those tax positions requiring recognition are measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Interest and penalties relating to uncertain tax positions will be recognized in income tax expense when incurred. As of December 31, 2022 and 2021, the Company had no uncertain tax positions. As of December 31, 2022 and 2021, the Company had no interest or penalties related to uncertain tax positions. Income taxes payable are classified within accounts payable and accrued liabilities in the consolidated balance sheets. The tax years 2018-2021 remain open to examination by the major taxing jurisdictions to which we are subject.

Concentration

No single self storage customer represents a significant concentration of our revenues. For the month of December 2022, approximately 23.0%, 20.1%, and 9.8% of our rental income was concentrated in Florida, California, and the Greater Toronto Area of Canada, respectively. Our properties within the aforementioned geographic areas are dispersed therein, operating in multiple different regions and sub-markets.

Segment Reporting

Our business is composed of two reportable segments: (i) self storage operations and (ii) the Managed REIT Platform business. Please see Note 9 – Segment Disclosures for additional detail.

Convertible Preferred Stock

We classify our Series A Convertible Preferred Stock (as defined in Note 6 – Preferred Equity) on our consolidated balance sheets using the guidance in ASC 480-10-S99. Our Series A Convertible Preferred Stock can be redeemed by us on or after the fifth anniversary of its issuance, or if certain events occur, such as the listing of our common stock on a national securities exchange, a change in control, or if a redemption would be required to maintain our REIT status. Additionally, if we do not maintain our REIT status the holder can require redemption. As the shares are contingently redeemable, and under certain circumstances not solely within our control, we have classified our Series A Convertible Preferred Stock as temporary equity.

We have analyzed whether the conversion features in our Series A Convertible Preferred Stock should be bifurcated under the guidance in ASC 815-10 and have determined that bifurcation is not necessary.

Per Share Data

Basic earnings per share attributable to our common stockholders for all periods presented are computed by dividing net income (loss) attributable to our common stockholders by the weighted average number of common shares outstanding during the period, excluding unvested restricted stock.

Diluted earnings per share is computed by including the dilutive effect of the conversion of all potential common stock equivalents (which includes unvested restricted stock, Series A Convertible Preferred Stock, Class A and Class A-1 OP Units, and LTIP Units) and accordingly, as applicable, adjusting net income to add back any changes in earnings that reduce earnings per common share in the period associated with the potential common stock equivalents.

The computation of earnings per common share is as follows for the periods presented:

		For the Year Ended December 31,				
		2022		**2021**		**2020**
Net income (loss)	$	21,669,452	$	(19,564,718)	$	(51,206,803)
Net (income) loss attributable to noncontrolling interests		(2,847,572)		2,663,123		6,901,931
Net income (loss) attributable to SmartStop Self Storage REIT, Inc.		**18,821,880**		**(16,901,595)**		**(44,304,872)**
Less: Distributions to preferred stockholders		(12,500,000)		(12,500,000)		(10,049,522)
Less: Distributions to participating securities		(285,796)		(246,109)		(135,836)
Net income (loss) attributable to common stockholders - basic:		**6,036,084**		**(29,647,704)**		**(54,490,230)**
Net income (loss) attributable to common stockholders - diluted:	$	**6,036,084**	$	**(29,647,704)**	$	**(54,490,230)**
Weighted average common shares outstanding:						
Average number of common shares outstanding- basic		**91,939,172**		**79,438,374**		**59,616,407**
Unvested LTIP Units		—		—		—
Unvested restricted stock awards		117,266		—		—
Average number of common shares outstanding - diluted		92,056,438		79,438,374		59,616,407
Earnings per common share:						
Basic	$	0.07	$	(0.37)	$	(0.91)
Diluted	$	0.07	$	(0.37)	$	(0.91)

The following table presents the weighted average Series A Convertible Preferred Stock, Class A and Class A-1 OP Units, unvested LTIP Units, and unvested restricted stock awards, that were excluded from the computation of diluted earnings per share above as their effect would have been antidilutive for the respective periods, and was calculated using the two-class, treasury stock or if-converted method, as applicable:

	For the Year Ended December 31,		
	2022	**2021**	**2020**
	Equivalent Shares (if converted)	**Equivalent Shares (if converted)**	**Equivalent Shares (if converted)**
Class A and Class A-1 OP Units	11,667,696	10,097,549	9,095,029
Series A Convertible Preferred Stock	18,761,726	18,761,726	14,917,110
LTIP Units	392,856	179,344	46,449
Restricted Stock Awards	—	105,476	81,290
	30,822,278	29,144,095	24,139,878

Recently Adopted Accounting Guidance

In August 2020, the FASB issued ASU 2020-06, "Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40)." The new guidance simplifies the accounting for convertible instruments and amends the guidance for the derivatives scope exception for contracts in an entity's own equity. Additionally, this standard amends the related earnings per share guidance. The guidance in ASU 2020-06 became effective for fiscal years beginning after December 15, 2021. The Company has evaluated and determined that this standard did not have a material impact on the consolidated financial statements.

In December 2022, the FASB issued ASU 2022-06, "Reference Rate Reform (Topic 848)." ASU 2022-06 contains practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts. We elected to apply expedients related to contract modifications, changes in critical terms, and our assessments of effectiveness for designated hedged risks as qualifying changes are made to applicable debt and derivative contracts. Application of these expedients on such qualifying changes maintains the consistency of our presentation of debt and derivative contracts.

Note 3. Real Estate Facilities

The following summarizes the activity in real estate facilities during the years ended December 31, 2022 and 2021:

Real estate facilities		
Balance at December 31, 2020	$	1,210,102,582
Facilities acquired through merger with SST IV		324,344,636
Facility acquisitions		47,162,974
Impact of foreign exchange rate changes		(138,457)
Improvements and additions [1]		12,151,893
Acquisitions, additions and other [2]		15,689,143
Disposition due to deconsolidation [2]		(15,689,143)
Balance at December 31, 2021		1,593,623,628
Facilities acquired through merger with SSGT II		228,359,718
Other facility acquisitions [3]		69,981,850
Impact of foreign exchange rate changes		(12,984,154)
Improvements and additions [4]		8,224,603
Balance at December 31, 2022	$	**1,887,205,645**
Accumulated depreciation		
Balance at December 31, 2020	$	(115,903,045)
Depreciation expense		(40,158,233)
Disposition due to deconsolidation [2]		62,466
Impact of foreign exchange rate changes		71,937
Balance at December 31, 2021		(155,926,875)
Depreciation expense		(48,400,073)
Impact of foreign exchange rate changes		1,644,260
Balance at December 31, 2022	$	**(202,682,688)**

[1] Included herein is an addition to our Riverview, Florida property of approximately $2.3 million, which added approximately 25,400 net rentable square feet and approximately 150 additional units, and opened in June of 2021. The remainder consists primarily of solar panel installations, LED lighting conversions, and other general capital improvements.

[2] Such activity primarily represents the acquisition of a property completed by SST VI OP, which as of the acquisition date was consolidated within our consolidated financial statements. On May 1, 2021, we deconsolidated SST VI OP as we were no longer the primary beneficiary, which resulted in the removal of such facility from our consolidated balance sheet. Our investment in SST VI OP is now included within "Investments in and advances to managed REITs" within our consolidated balance sheet.

[3] Such amount includes four individual property acquisitions completed during the year ended December 31, 2022.

[4] Included herein consists of approximately $1.0 million of solar panel installations, the remainder being comprised of other general capital improvements.

SSGT II Merger

On June 1, 2022, (the "SSGT II Merger Date"), each share of SSGT II's common stock, $0.001 par value per share ("SSGT II Common Stock"), issued and outstanding immediately prior to the effective time of the Merger (other than shares owned by us, any subsidiary of ours, or any subsidiary of SSGT II) was automatically converted into the right to receive

0.9118 shares of our Class A Shares, subject to the treatment of fractional shares in accordance with the SSGT II merger agreement (the "SSGT II Merger Consideration").

As a result of the SSGT II Merger, we acquired all of the real estate owned by SSGT II, which as of the SSGT II Merger date consisted of (i) 10 wholly-owned self storage facilities located in seven states comprising approximately 7,740 self storage units and approximately 853,900 net rentable square feet, and (ii) SSGT II's 50% equity interest in three unconsolidated real estate ventures located in the Greater Toronto Area of Ontario, Canada. The unconsolidated real estate ventures consist of two operating self storage properties and one parcel of land being developed into a self storage facility, with subsidiaries of SmartCentres owning the other 50% of such entities. Additionally, we obtained SSGT II's rights to acquire (i) one parcel of land being developed into a self storage facility in an unconsolidated joint venture with SmartCentres, and (ii) a self storage property located in Southern California. Subsequent to December 31, 2022, on January 12, 2023, we acquired the aforementioned parcel of land in an unconsolidated joint venture that we and SmartCentres intend to develop into a self storage facility in the future. As of December 31, 2022, one of the development joint venture properties had been completed and had begun operations.

The following table reconciles the total consideration transferred in the SSGT II Merger:

Fair value of consideration:		
Common stock issued	$	168,791,577
Cash[1]		76,300,006
Preexisting investments in and advances to SSGT II[2]		16,066,930
Total consideration	**$**	**261,158,513**

[1] The approximately $76.3 million in cash was primarily used to pay off approximately $75.1 million of SSGT II's debt that we did not assume in the SSGT II Merger, as well as approximately $1.2 million in transaction costs.
[2] Upon our acquisition of SSGT II, we recorded a gain of approximately $16.1 million to record the then fair market value of our special limited partnership interest in SSGT II operating partnership.

We issued approximately 11.5 million Class A Shares to the former SSGT II stockholders in connection with the SSGT II Merger. The estimated fair value of our common stock issued was determined by third party valuation specialists primarily based on an income approach to value our properties as well as our Managed REIT Platform, adjusted for market related adjustments and illiquidity discounts, less the estimated fair value of our debt and other liabilities.

These fair value measurements are based on significant inputs not observable in the market and thus represent a Level 3 measurement as discussed in Note 2 – Summary of Significant Accounting Policies. The key assumptions used in estimating the fair value of our common stock included a marketability discount of 6%, projected annual net operating income, land sales comparisons, growth rates, discount rates, and capitalization rates.

The following table summarizes the relative fair values of the assets acquired and liabilities assumed in the SSGT II Merger:

Assets Acquired:		
Land	$	21,111,616
Buildings		201,026,974
Site improvements		6,221,128
Construction in process		252,925
Intangible assets [1]		15,688,002
Investments in real estate joint ventures		7,394,539
Cash and cash equivalents, and restricted cash		10,759,283
Other assets		847,359
Total assets acquired	**$**	**263,301,826**
Liabilities assumed:		
Total liabilities assumed [2]	$	2,143,313
Total net assets acquired	**$**	**261,158,513**

[1] Approximately $8.0 million of the intangible assets acquired relates to the value of a purchase and sale agreement for the acquisition of a property in San Gabriel, CA that we assumed in the SSGT II Merger. The remainder of the intangible asset relates to value ascribed to the in-place leases on the properties acquired.
[2] Liabilities assumed represents accounts payable and other liabilities.

As a result of our acquiring SSGT II and terminating the preexisting advisory and property management agreements with SSGT II, we expensed approximately $2.0 million related to such assets on the acquisition date.

SST IV Merger

On November 10, 2020, we, SST IV Merger Sub, LLC, a Maryland limited liability company and a wholly-owned subsidiary of ours ("SST IV Merger Sub"), and SST IV entered into an agreement and plan of merger (the "SST IV Merger Agreement"). Pursuant to the terms and conditions set forth in the SST IV Merger Agreement, on March 17, 2021 (the "SST IV Merger Date"), we acquired SST IV by way of a merger of SST IV with and into SST IV Merger Sub, with SST IV Merger Sub being the surviving entity.

On the SST IV Merger Date, each share of SST IV common stock outstanding immediately prior to the SST IV Merger Date (other than shares owned by SST IV and its subsidiaries or us and our subsidiaries) was automatically converted into the right to receive 2.1875 Class A Shares (the "SST IV Merger Consideration"). Immediately prior to the SST IV Merger, all shares of SST IV common stock that were subject to vesting and other restrictions also became fully vested and converted into the right to receive the SST IV Merger Consideration.

As a result of the SST IV Merger, we acquired all of the real estate owned by SST IV, consisting of 24 wholly-owned self storage facilities located across nine states and six self storage real estate joint ventures located in the Greater Toronto Area of Ontario, Canada. As of the SST IV Merger Date, the real estate joint ventures consisted of three operating properties and three properties in various stages of development. As of December 31, 2022, two of the development joint venture properties had been completed and had begun operations.

The following table reconciles the total consideration transferred in the SST IV Merger:

Fair Value of Consideration Transferred:		
Common stock issued	$	231,412,470
Cash [1]		54,250,000
Other		365,703
Total Consideration Transferred	$	286,028,173

[1]   The approximately $54.3 million in cash was primarily used to pay off approximately $54.0 million of SST IV debt that we did not assume in the SST IV Merger, as well as approximately $0.3 million in transaction costs.

We issued approximately 23.1 million Class A Shares to the former SST IV stockholders in connection with the SST IV Merger. The estimated fair value of our common stock issued was determined by third party valuation specialists primarily based on an income approach to value the properties as well as our Managed REIT Platform, adjusted for market related adjustments and illiquidity discounts, less the estimated fair value of our debt and other liabilities.

These fair value measurements are based on significant inputs not observable in the market and thus represent a Level 3 measurement as discussed in Note 2 – Summary of Significant Accounting Policies. The key assumptions used in estimating the fair value of our common stock included a marketability discount of 6%, projected annual net operating income, land sales comparisons, growth rates, discount rates, and capitalization rates.

The following table summarizes the relative fair values of the assets acquired and liabilities assumed in the SST IV Merger:

Assets Acquired:		
Land	$	54,385,560
Buildings		257,618,228
Site improvements		12,340,848
Construction in progress		1,467,090
Intangible assets		20,052,449
Investments in real estate joint ventures		17,495,254
Cash and cash equivalents, and restricted cash		7,763,490
Other assets		4,145,394
Total assets acquired	$	375,268,313
Liabilities assumed:		
Debt [(1)]	$	81,165,978
Accounts payable and other liabilities		8,074,162
Total liabilities assumed	$	89,240,140
Total net assets acquired		
	$	286,028,173

[(1)]   Debt assumed includes approximately $40.5 million of debt on the KeyBank SST IV CMBS Loan, a $0.1 million fair market value discount on such debt, and the approximately $40.8 million SST IV TCF Loan. See Note 5 – Debt for additional information.

As a result of our acquiring SST IV and terminating the preexisting advisory and property management agreements with SST IV, and the write off of a special limited partnership interest we had related to SST IV, we expensed approximately $8.4 million related to such assets on the acquisition date.

Self Storage Facility Acquisitions

On February 8, 2022, we purchased a self storage facility located in Algonquin, Illinois (the "Algonquin Property"). The purchase price for the Algonquin Property was approximately $19.0 million, plus closing costs. Upon acquisition, the property was approximately 72.4% occupied. The acquisition was funded with proceeds from the KeyBank Credit Facility Revolver.

On May 10, 2022, we purchased a self storage facility located in Sacramento, California (the "Sacramento II Property"). The purchase price for the Sacramento II Property was approximately $25.4 million, plus closing costs. Upon acquisition, the property was approximately 90.3% occupied. The acquisition was funded with proceeds from the KeyBank Credit Facility Revolver.

On May 17, 2022, we purchased a self storage facility located in St. Johns, Florida (the "St. Johns Property"). The purchase price for the St. Johns Property was approximately $16.3 million, plus closing costs. Upon acquisition, the property was approximately 94.6% occupied. The acquisition was funded with proceeds from the KeyBank Credit Facility Revolver.

On June 28, 2022, we purchased a self storage facility located in Aurora, Colorado (the "Aurora Property"). The purchase price for the Aurora Property was approximately $12.0 million, plus closing costs. Upon acquisition, the property was approximately 82.2% occupied. The acquisition was funded with proceeds from the KeyBank Credit Facility Revolver.

The following table summarizes our purchase price allocation for the real estate related assets acquired during the year ended December 31, 2022:

Acquisition	Acquisition Date	Real Estate Assets	Intangibles	Total[1]	2022 Revenue[2]	2022 Net Operating Income[2][3]
Algonquin, IL	2/8/2022	$ 18,156,701	$ 849,414	$ 19,006,115	$ 1,256,278	$ 759,563
Sacramento II, CA	5/10/2022	24,625,559	754,564	25,380,123	906,035	483,837
St Johns, FL	5/17/2022	15,531,636	773,279	16,304,915	681,421	485,119
SSGT II [4]	6/1/2022	228,359,718	7,732,962 [5]	236,092,680	8,788,369	6,183,805
Aurora IV, CO	6/28/2022	11,667,954	343,779	12,011,733	421,840	242,475
		$ 298,341,568	$ 10,453,998	$ 308,795,566	$ 12,053,943	$ 8,154,799

[1] The allocations noted above are based on a determination of the relative fair value of the total consideration provided and represent the amount paid including capitalized acquisition costs.

[2] The operating results of the self storage properties acquired during the year ended December 31, 2022 have been included in our consolidated statements of operations since their respective acquisition dates.

[3] Net operating income excludes corporate general and administrative expenses, interest expenses, depreciation, amortization and acquisition related expenses.

[4] This acquisition consisted of ten properties, three in Florida, one in Wisconsin, two in Washington, one in Texas, one in California, one in Arizona, and one in Nevada. Other assets and liabilities were also acquired in this acquisition, which are not described immediately above; refer to the disclosure within this footnote to the financial statements further above for additional information.

[5] This represents the value of the in place lease intangible assets acquired in the SSGT II Merger, and excludes the approximately $8.0 million of value assigned to a purchase and sale agreement contract intangible asset acquired in the SSGT II Merger related to a property in San Gabriel, California.

Potential Acquisitions

We, through our wholly-owned subsidiaries were party to three purchase and sale agreements with unaffiliated third parties for the acquisition of self storage facilities located in the U.S. which had not yet closed as of December 31, 2022. The total purchase price for these properties was approximately $51.2 million, plus closing costs. There can be no assurance that we will complete these acquisitions. If we fail to acquire these properties, in addition to the incurred acquisition costs, we may also forfeit earnest money as a result.

We may assign some or all of the above purchase and sale agreements to one of our Managed REITs.

Note 4. Investments in Unconsolidated Real Estate Ventures

As a result of the SST IV Merger, we acquired six self storage real estate joint ventures located in the Greater Toronto Area of Ontario, Canada, five of which were operating properties and one of which was under development as of December 31, 2022. As a result of the SSGT II Merger, we acquired three self storage real estate joint ventures located in the Greater Toronto Area of Ontario, Canada, one of which was an operating property and two of which were under development as of December 31, 2022. On May 25, 2022, we, as 50% owner and SmartCentres as the other 50% owner of a joint venture subsidiary, purchased a single tenant industrial building located in the city of Burnaby, British Columbia (the "Regent

Property"), that we and SmartCentres intend to develop into a self storage facility in the future. Our 50% of the total purchase price for the Regent Property was approximately $3.5 million CAD, plus closing costs.

These joint venture agreements are with a subsidiary of SmartCentres, an unaffiliated third party, to acquire, develop, and operate self storage facilities. In accordance with such agreements, we intend to fund development costs of approximately two million dollars during 2023 and an additional three million dollars, primarily during 2026 and 2027.

We account for these investments using the equity method of accounting and they are stated at cost and adjusted for our share of net earnings or losses and reduced by distributions and increased for contributions. Equity in earnings (loss) will generally be recognized based on our ownership interest in the earnings (loss) of each of the unconsolidated investments, and is recorded in other income (expense) in the accompanying consolidated statements of operations. For the years ended December 31, 2022 and 2021, we recorded net aggregate loss of approximately $0.7 million and $0.5 million respectively, from our equity in earnings related to our unconsolidated real estate ventures in Canada.

The following table summarizes our 50% ownership interests in investments in unconsolidated real estate ventures in Canada (the "JV Properties"):

JV Property	Date Real Estate Venture Became Operational	Carrying Value of Investment as of December 31, 2022	Carrying Value of Investment as of December 31, 2021
Dupont [1]	October 2019	$ 4,245,434	$ -
East York [2]	June 2020	6,039,951	6,393,576
Brampton [2]	November 2020	2,166,186	2,354,346
Vaughan [2]	January 2021	2,625,089	2,871,265
Oshawa [2]	August 2021	1,506,798	1,801,413
Scarborough [2]	November 2021	2,364,175	2,862,677
Aurora [1]	December 2022	2,546,407	-
Kingspoint [2]	March 2023	3,342,969	2,660,007
Markham [1]	Under Development	1,038,541	-
Regent [3]	Under Development	2,646,532	-
		$ 28,522,082	$ 18,943,284

[1] These joint venture properties were acquired through the SSGT II Merger.

[2] These joint venture properties were acquired through the SST IV Merger.

[3] This property is currently leased as a single tenant industrial lease. The joint venture plans to develop this property into a self storage facility in the future.

Subsequent to December 31, 2022, on January 12, 2023, we as 50% owner and SmartCentres as the other 50% owner of a joint venture subsidiary, acquired a parcel of land in Whitby, Ontario, that we and SmartCentres intend to develop into a self storage facility in the future. We as 50% owner and SmartCentres as the other 50% owner of a joint venture subsidiary were party to three purchase and sale agreements for the acquisition of land intended to be developed into self storage facilities which had not yet closed. Our 50% portion of the total purchase price for these properties was approximately $7.7 million, plus closing costs. There can be no assurance that we will complete these acquisitions. Additionally, we may assign some or all of such purchase and sale agreements to the Managed REITs. If we fail to acquire these properties, in addition to the incurred acquisition costs, we may also forfeit earnest money as a result.

Financing Agreement

In connection with the SST IV Merger, we, through our acquisition of the Oshawa, East York, Brampton, Vaughan, and Scarborough joint venture partnerships, also became party to a master mortgage commitment agreement (the "MMCA I") with SmartCentres Storage Finance LP (the "SmartCentres Lender") (collectively, the "SmartCentres Loan I"). The SmartCentres Lender is an affiliate of SmartCentres.

On August 18, 2021, the Kingspoint property was added to the MMCA I, increasing the available capacity. The SmartCentres Loan I includes an accordion feature such that borrowings pursuant thereto may be increased up to approximately CAD $120 million subject to certain conditions set forth in the MMCA I.

On June 1, 2022, in connection with the SSGT II Merger, we assumed another loan with the SmartCentres Lender. SSGT II had previously entered into a master mortgage commitment agreement on April 30, 2021, which was subsequently modified on October 22, 2021 (the "MMCA II"), with the SmartCentres Lender in the amount of up to approximately $34.3 million CAD (the "SmartCentres Loan II") (collectively with SmartCentres Loan I, the "SmartCentres Financings"). The borrowers under the SmartCentres Loan II are the joint venture entities in which we (SSGT II prior to June 1, 2022), and SmartCentres each hold a 50% limited partnership interest with respect to the Dupont and Aurora joint venture properties. In connection with the SmartCentres Loan II assumption, we became a recourse guarantor for 50% of the SmartCentres Loan.

On September 13, 2022, the Markham property was added to the MMCA II, increasing the available capacity. The SmartCentres Loan II includes an accordion feature such that borrowings pursuant thereto may be increased up to approximately CAD $120 million subject to certain conditions set forth in the MMCA II.

As of December 31, 2022, approximately CAD $116.7 million or approximately $86.1 million USD was outstanding on the SmartCentres Financings. As of Decmber 31, 2021, approximately CAD $67.2 million or approximately $52.9 million USD was outstanding on the SmartCentres Financings. The proceeds of the SmartCentres Financings will generally be used to finance the acquisition, development, and construction of the JV Properties.

The SmartCentres Financings are secured by first mortgages on each of the JV Properties, excluding the Regent Property. Interest on the SmartCentres Financings is a variable annual rate equal to the aggregate of: (i) the BA Equivalent Rate, plus: (ii) a margin based on the External Credit Rating, plus (iii) a margin under the Senior Credit Facility, each as defined and described further in the MMCA I and MMCA II. As of December 31, 2022, the total interest rate was approximately 6.8%.

The SmartCentres Financings, as amended, have a maturity date of May 11, 2024, and each contain two one year extension options. Monthly interest payments are initially capitalized on the outstanding principal balance. Upon a JV Property generating sufficient Net Cash Flow (as defined in the MMCA I and MMCA II), the SmartCentres Financings provide for the commencement of quarterly payments of interest. As of December 31, 2022, Dupont, East York, Brampton, and Vaughan were generating sufficient net cash flow and therefore were required to and were making such interest payments. The borrowings advanced pursuant to the SmartCentres Financings may be prepaid without penalty, subject to certain conditions set forth in the MMCA I and MMCA II.

The SmartCentres Financings contain customary affirmative and negative covenants, agreements, representations, warranties and borrowing conditions (including a loan to value ratio of no greater than 70% with respect to each JV Property) and events of default, all as set forth in the MMCA I and MMCA II. We serve as a full recourse guarantor with respect to 50% of the SmartCentres Financings. As of December 31, 2022, we were in compliance with all such covenants.

Note 5. Debt

Our debt is summarized as follows:

Loan	December 31, 2022	December 31, 2021	Interest Rate	Maturity Date
KeyBank CMBS Loan[1]	$ 92,784,412	$ 94,459,583	3.89%	8/1/2026
KeyBank Florida CMBS Loan[2]	51,555,279	52,000,000	4.65%	5/1/2027
Midland North Carolina CMBS Loan[3]	—	45,758,741		
CMBS Loan[4]	104,000,000	104,000,000	5.00%	2/1/2029
SST IV CMBS Loan [5]	40,500,000	40,500,000	3.56%	2/1/2030
SST IV TCF Loan[6]	—	40,782,500		
Credit Facility Term Loan - USD [7]	250,000,000	250,000,000	6.00%	3/17/2026
Credit Facility Revolver - USD [7]	368,201,288	233,201,288	6.05%	3/17/2024
2032 Private Placement Notes [7]	150,000,000	—	4.53%	4/19/2032
Oakville III BMO Loan [8] [9]	11,992,500	12,795,250	6.99%	5/16/2024
Ladera Office Loan	3,925,448	4,014,185	4.29%	11/1/2026
Premium (discount) on secured debt, net	(93,147)	234,604		
Debt issuance costs, net	(4,493,824)	(3,879,296)		
Total debt	$ 1,068,371,956	$ 873,866,855		

(1) This fixed rate loan encumbers 29 properties (Whittier, La Verne, Santa Ana, Upland, La Habra, Monterey Park, Huntington Beach, Chico, Lancaster I, Riverside, Fairfield, Lompoc, Santa Rosa, Federal Heights, Aurora, Littleton, Bloomingdale, Crestwood, Forestville, Warren I, Sterling Heights, Troy, Warren II, Beverly, Everett, Foley, Tampa, Boynton Beach, and Lancaster II) with monthly interest only payments until September 2021, at which time both interest and principal payments became due monthly. The separate assets of these encumbered properties are not available to pay our other debts.

(2) This fixed rate loan encumbers five properties (Pompano Beach, Lake Worth, Jupiter, Royal Palm Beach, and Delray) with monthly interest only payments until June 2022, at which time both interest and principal payments became due monthly. The separate assets of these encumbered properties are not available to pay our other debts.

(3) This fixed rate loan previously encumbered 11 properties (Asheville I, Arden, Asheville II, Hendersonville I, Asheville III, Asheville IV, Asheville V, Asheville VI, Asheville VII, Asheville VIII, and Hendersonville II) with monthly interest only payments until September 2019, at which time both interest and principal payments became due monthly. This loan was fully defeased on May 19, 2022 for approximately $47.9 million, inclusive of loan defeasance costs. In connection with this loan defeasance, we recorded a net loss on extinguishment of debt of approximately $2.4 million.

(4) This fixed rate, interest only loan encumbers 10 properties (Myrtle Beach I, Myrtle Beach II, Port St. Lucie, Plantation, Sonoma, Las Vegas I, Las Vegas II, Las Vegas III, Ft Pierce, Nantucket Island). The separate assets of these encumbered properties are not available to pay our other debts.

(5) On March 17, 2021, in connection with the SST IV Merger, we assumed a $40.5 million fixed rate CMBS financing with KeyBank as the initial lender pursuant to a mortgage loan (the "SST IV CMBS Loan"). This fixed rate loan encumbers seven properties owned by us (Jensen Beach, Texas City, Riverside, Las Vegas IV, Puyallup, Las Vegas V, and Plant City). The separate assets of these encumbered properties are not available to pay our other debt. The loan has a maturity date of February 1, 2030. Monthly payments due under the loan agreement (the "SST IV CMBS Loan Agreement") are interest only, with the full principal amount becoming due and payable on the maturity date.

(6) On March 17, 2021, in connection with the SST IV Merger, we assumed a term loan with TCF National Bank, a national banking association ("TCF"), as lead arranger and administrative agent for up to $40.8 million (the "SST IV TCF Loan"). The SST IV TCF Loan was secured by a first mortgage on each of the Ocoee Property, the Ardrey Kell Property, the Surprise Property, the Escondido Property, and the Punta Gorda Property (the "SST IV TCF Properties"). This loan was fully paid off on April 28, 2022 in the amount of $40.8 million. There were no prepayment penalties for this pay off.

(7) For additional information regarding this loan, see below

(8) On April 15, 2021, we purchased the Oakville III Property. We partially financed the Oakville III property acquisition with a loan from Bank of Montreal (the "Oakville III BMO Loan"), which is secured by a first lien on the Oakville III property. The loan is denominated in Canadian dollars and the proceeds from the loan were approximately CAD $16.3 million. The interest only loan is prepayable at any time without penalty, and bears interest at a rate of 2.25% + CDOR.

(9) The amounts shown above are in USD based on the foreign exchange rate in effect as of the date presented.

The weighted average interest rate on our consolidated debt, excluding the impact of our interest rate hedging activities, as of December 31, 2022 was approximately 5.4%. We are subject to certain restrictive covenants relating to the outstanding debt, and as of December 31, 2022, we were in compliance with all such covenants.

2032 Private Placement Notes

On April 19, 2022, we as guarantor, and our Operating Partnership as issuer, entered into a Note Purchase Agreement which provides for the private placement of $150 million of 4.53% Senior Notes due April 19, 2032. The sale and purchase of the 2032 Private Placement Notes occurred in two closings, with the first of such closings having occurred on April 19, 2022 with $75 million aggregate principal amount of the 2032 Private Placement Notes having been issued on such date (the

"First Closing") and the second of such closings having occurred on May 25, 2022 with $75 million aggregate principal amount of the 2032 Private Placement Notes having been issued on such date (the "Second Closing").

Interest on the Notes is subject to a potential prospective 75 basis points increase, if, as of March 31, 2023, the ratio of total indebtedness to EBITDA (as defined in the Note Purchase Agreement) (the "Total Leverage Ratio") of the Company and its subsidiaries, on a consolidated basis, is greater than 7.00 to 1.00 (a "Total Leverage Ratio Event"). If a Total Leverage Ratio Event shall have occurred as of such date, the interest accruing on the 2032 Private Placement Notes would be 5.28% until such time as the Total Leverage Ratio is less than or equal to 7.00 to 1.00 for two consecutive fiscal quarters. Interest on each series of the 2032 Private Placement Notes will be payable semiannually on the nineteenth day of April and October in each year, beginning on October 19, 2022, until maturity.

We are permitted to prepay at any time all, or from time to time any part of, the Notes, in amounts not less than 5% of the 2032 Private Placement Notes then outstanding at (i) 100% of the principal amount so prepaid and (ii) the Make-Whole Amount (as defined in the Note Purchase Agreement). The "Make-Whole Amount" is equal to the excess, if any, of the discounted value of the remaining scheduled payments with respect to the 2032 Private Placement Notes being prepaid over the amount of such 2032 Private Placement Notes. In addition, in connection with a Change of Control (as defined in the Note Purchase Agreement), the Operating Partnership is required to offer to prepay the 2032 Private Placement Notes at 100% of the principal amount plus accrued and unpaid interest thereon, but without the Make Whole Amount or any other prepayment premium or penalty of any kind. The Company must also maintain a debt rating of the 2032 Private Placement Notes by an Acceptable Rating Agency (as defined in the Note Purchase Agreement).

The Note Purchase Agreement contains certain customary representations and warranties, affirmative, negative and financial covenants, and events of default that are substantially similar to our existing Credit Facility. The 2032 Private Placement Notes have been issued on a pari passu basis with the Credit Facility, and as such, the Company and certain of its subsidiaries (the "Subsidiary Guarantors") fully and unconditionally guarantee the Operating Partnership's obligations under the 2032 Private Placement Notes. The 2032 Private Placement Notes are initially secured by a pledge of equity interests in the Subsidiary Guarantors on similar terms as the Credit Facility.

The proceeds from the 2032 Private Placement Notes were used primarily to pay off existing debt and to pay off certain existing indebtedness of SSGT II in connection with the SSGT II Merger.

Credit Facility

On March 17, 2021, we, through our Operating Partnership (the "Borrower"), entered into a credit facility with KeyBank, National Association, as administrative agent, KeyBanc Capital Markets, Inc., Wells Fargo Securities, Citibank, N.A., and BMO Capital Markets Corp., as joint book runners and joint lead arrangers, and certain other lenders party thereto (the "Credit Facility").

The initial aggregate amount of the Credit Facility was $500 million, which consisted of a $250 million revolving credit facility (the "Credit Facility Revolver") and a $250 million term loan (the "Credit Facility Term Loan"). The Borrower had the right to increase the amount available under the Credit Facility by an additional $350 million (the "Accordion Feature"), for an aggregate amount of $850 million, subject to certain conditions. The Credit Facility also includes sublimits of (a) up to $25 million for letters of credit and (b) up to $25 million for swingline loans; each of these sublimits are part of, and not in addition to, the amounts available under the Credit Facility Revolver. Borrowings under the Credit Facility may be in either U.S. dollars or Canadian dollars.

The maturity date of the Credit Facility Revolver is March 17, 2024, subject to a one-year extension option, at our election. The maturity date of the Credit Facility Term Loan is March 17, 2026, which cannot be extended. The Credit Facility may be prepaid or terminated at any time without penalty; provided, however, that the lenders shall be indemnified for certain breakage costs.

On October 7, 2021, the Borrower and lenders who were party to the Credit Facility amended the Credit Facility to increase the commitment on the Credit Facility Revolver by $200 million for a total commitment of $450 million. In connection with the increased commitments, additional lenders were added to the Credit Facility. The commitments on the Credit Facility Term Loan remain unchanged. As a result of this amendment, the aggregate commitment on the Credit Facility is now $700 million. In addition, the Accordion Feature was also amended such that Borrower has the right to

increase the aggregate amount of the Credit Facility by an additional $350 million, for an aggregate amount of up to $1.05 billion, subject to certain conditions.

On April 19, 2022, we amended the Credit Facility (the "Credit Facility Amendment"). The primary purpose of the Credit Facility Amendment was to: (i) facilitate the issuance of the 2032 Private Placement Notes, (ii) make conforming changes between the Note Purchase Agreement and the Credit Facility, and (iii) modify the Credit Facility to reflect a transition from LIBOR to SOFR for floating rate borrowings.

As of December 31, 2022, advances under the Credit Facility Term Loan incurred interest at 160 basis points spread over Daily Simple SOFR (as defined in the Credit Facility Amendment) plus an additional 10 basis points (the "SOFR Index Adjustment" as defined in the Credit Facility Amendment) or 30-day Canadian dollar offered rate ("CDOR"), while advances under the Credit Facility Revolver incurred interest at 165 basis points spread over Daily Simple SOFR plus an additional 10 basis points (the SOFR Index Adjustment) or 30-day CDOR. The Credit Facility is also subject to an annual unused fee based upon the average amount of the unused portion of the Credit Facility Revolver, which varies from 15 bps to 25 bps, depending on the size of the unused amount, as well as whether a Security Interest Termination Event (defined below) has occurred.

The rate spreads above Daily Simple SOFR plus the SOFR Index Adjustment or CDOR at which the Credit Facility incurs interest are subject to increase based on the Consolidated Leverage Ratio (as defined the Credit Facility Amendment). There are five leverage tiers under the Credit Facility, with the top tier limited to a maximum leverage (as defined in the Credit Facility Agreement) of 60% and maximum spreads of 225 basis points and 230 basis points on the Term Loan and the Credit Facility Revolver, respectively. As of December 31, 2022, the Consolidated Leverage Ratio was within the first leverage tier.

The Credit Facility is fully recourse, jointly and severally, to us, our Operating Partnership, and certain of our subsidiaries (the "Subsidiary Guarantors"). In connection with this, we, our Operating Partnership, and our Subsidiary Guarantors executed guarantees in favor of the lenders. The Credit Facility is also cross-defaulted to (i) any recourse debt of ours, our Operating Partnership, or the Subsidiary Guarantors and (ii) any non-recourse debt of ours, our Operating Partnership, or the Subsidiary Guarantors of at least $75 million.

The Credit Facility is initially secured by a pledge of equity interests in the Subsidiary Guarantors. However, upon the achievement of certain security interest termination conditions, the pledges shall be released and the Credit Facility shall become unsecured.

The Credit Facility contains certain customary representations and warranties, affirmative, negative and financial covenants, borrowing conditions, and events of default. In particular, the financial covenants imposed include: a maximum leverage ratio, a minimum fixed charge coverage ratio, a minimum tangible net worth, certain limits on both secured debt and secured recourse debt, certain payout ratios of dividends paid to core funds from operations, limits on unhedged variable rate debt, and minimum liquidity. If an event of default occurs and continues, the Borrower is subject to certain actions by the administrative agent, including, without limitation, the acceleration of repayment of all amounts outstanding under the Credit Facility.

During 2022, the borrowing base was expanded to include the two properties acquired in May 2022, the 10 wholly-owned operating properties acquired in the SSGT II Merger, the 11 properties previously encumbered by the Midland North Carolina CMBS Loan, and the five properties previously encumbered by the TIV TCF Loan, such that as of December 31, 2022, 99 of our wholly owned properties were encumbered by the Credit Facility.

The availability of the Credit Facility is subject to certain calculations, including a debt service coverage ratio ("DSCR") calculation which utilizes prevailing treasury rates within the calculation. As of December 31, 2022, the Borrower had borrowed approximately $368.2 million of the $450 million current capacity of the Credit Facility Revolver and all $250 million of the $250 million current capacity of the Credit Facility Term Loan.

The following table presents the future principal payment requirements on outstanding debt as of December 31, 2022:

2023	$	2,639,404
2024		382,928,683
2025		2,869,187
2026		341,916,098
2027		48,105,555
2028 and thereafter		294,500,000
Total payments		1,072,958,927
Premium on secured debt, net		(93,147)
Debt issuance costs, net		(4,493,824)
Total	$	1,068,371,956

Note 6. Preferred Equity

Series A Convertible Preferred Stock

On October 29, 2019 (the "Commitment Date"), we entered into a preferred stock purchase agreement (the "Purchase Agreement") with Extra Space Storage LP (the "Investor"), a subsidiary of Extra Space Storage Inc. (NYSE: EXR), pursuant to which the Investor committed to purchase up to $200 million in preferred shares (the aggregate shares to be purchased, the "Preferred Shares") of our new Series A Convertible Preferred Stock (the "Series A Convertible Preferred Stock"), in one or more closings (each, a "Closing," and collectively, the "Closings"). The initial closing (the "Initial Closing") in the amount of $150 million occurred on the Commitment Date, and the second and final closing in the amount of $50 million occurred on October 26, 2020. We incurred approximately $3.6 million in issuance costs related to the Series A Convertible Preferred Stock, which were recorded as a reduction to Series A Convertible Preferred stock on our consolidated balance sheets.

The shares of Series A Convertible Preferred Stock rank senior to all other shares of our capital stock, including our common stock, with respect to rights to receive dividends and to participate in distributions or payments upon any voluntary or involuntary liquidation, dissolution or winding up of the Company. Dividends payable on each share of Series A Convertible Preferred Stock will initially be equal to a rate of 6.25% per annum. If the Series A Convertible Preferred Stock has not been redeemed on or prior to the fifth anniversary date of the Initial Closing, the dividend rate will increase an additional 0.75% per annum each year thereafter to a maximum of 9.0% per annum until the tenth anniversary of the Initial Closing, at which time the dividend rate shall increase 0.75% per annum each year thereafter until the Series A Convertible Preferred Stock is redeemed or repurchased in full. The dividends are payable in arrears for the prior calendar quarter on or before the 15th day of March, June, September and December of each year.

Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series A Convertible Preferred Stock will be entitled to receive a payment equal to the greater of (i) aggregate purchase price of all outstanding Preferred Shares, plus any accrued and unpaid dividends (the "Liquidation Amount") and (ii) the amount that would have been payable had the Preferred Shares been converted into common stock pursuant to the terms of the Purchase Agreement immediately prior to such liquidation.

Subject to certain additional redemption rights, as described herein, we have the right to redeem the Series A Convertible Preferred Stock for cash at any time following the fifth anniversary of the Initial Closing. The amount of such redemption will be equal to the Liquidation Amount. Upon the listing of our common stock on a national securities exchange (the "Listing"), we have the right to redeem any or all outstanding Series A Convertible Preferred Stock at an amount equal to the greater of (i) the amount that would have been payable had such Preferred Shares been converted into common stock pursuant to the terms of the Purchase Agreement immediately prior to the Listing, and then all of such Preferred Shares were sold in the Listing, or (ii) the Liquidation Amount, plus a premium amount (the "Premium Amount") of 10%, 8%, 6%, 4%, or 2% if redeemed prior to the first, second, third, fourth, or fifth anniversary dates of issuance, respectively, or 0% if redeemed thereafter, as set forth in the Articles Supplementary. Upon a change of control event, we have the right to redeem any or all outstanding Series A Convertible Preferred Stock at an amount equal to the greater of (i) the amount that would have been payable had the Preferred Shares been converted into common stock pursuant to the terms of the Purchase Agreement immediately prior to such change of control or (ii) the Liquidation Amount, plus the Premium Amount, as set forth in the Articles Supplementary. In addition, subject to certain cure provisions, if we fail to maintain our status as a real

estate investment trust, the holders of Series A Convertible Preferred Stock have the right to require us to repurchase the Series A Convertible Preferred Stock at an amount equal to the Liquidation Amount with no Premium Amount.

Subject to our redemption rights in the event of a Listing or change of control described above, upon the earlier to occur of (i) the second anniversary of the Initial Closing or (ii) 180 days after a Listing, the holders of Series A Convertible Preferred Stock have the right to convert any or all of the Series A Convertible Preferred Stock held by such holders into common stock at a rate per share equal to the quotient obtained by dividing the Liquidation Amount by the conversion price. The conversion price is $10.66, as may be adjusted in connection with stock splits, stock dividends and other similar transactions.

The holders of Series A Convertible Preferred Stock are not entitled to vote on any matter submitted to a vote of our stockholders, except that in the event that the dividend for the Series A Convertible Preferred Stock has not been paid for at least four quarters (whether or not consecutive), the holders of Series A Convertible Preferred Stock have the right to vote together with our stockholders on any matter submitted to a vote of our stockholders, upon which the holders of the Series A Convertible Preferred Stock and holders of common stock shall vote together as a single class. The number of votes applicable to a share of Series A Convertible Preferred Stock will be equal to the number of shares of common stock a share of Series A Convertible Preferred Stock could have been converted into as of the record date set for purposes of such stockholder vote. This foregoing limited voting right shall cease when all past dividend periods have been paid in full. In addition, the affirmative vote of the holders of a majority of the outstanding shares of Series A Convertible Preferred Stock is required in certain customary circumstances, as well as other circumstances, such as (i) our real estate portfolio exceeding a leverage ratio of 60% loan-to-value, (ii) entering into certain transactions with our Executive Chairman as of the Commitment Date, or his affiliates, (iii) effecting a merger (or similar) transaction with an entity whose assets are not at least 80% self storage related and (iv) entering into any line of business other than self storage and ancillary businesses, unless such ancillary business represents revenues of less than 10% of our revenues for our last fiscal year.

In connection with the issuance of the Series A Convertible Preferred Stock, we and the Investor also entered into an investors' rights agreement (the "Investors' Rights Agreement") which provides the Investor with certain customary protections, including demand registration rights and "piggyback" registration rights with respect to our common stock issued to the Investor upon conversion of the Preferred Shares.

As of December 31, 2022, there were 200,000 Preferred Shares outstanding with an aggregate liquidation preference of approximately $203.2 million, which consists of $150 million from the Initial Closing, $50 million from a closing on October 26, 2020 and approximately $3.2 million of accumulated and unpaid distributions. As of December 31, 2021, there were 200,000 Preferred Shares outstanding with an aggregate liquidation preference of approximately $203.2 million, which consisted of $150 million from the Initial Closing, $50 million from a closing on October 26, 2020 and approximately $3.2 million of accumulated and unpaid distributions.

Note 7. Derivative Instruments

Interest Rate Derivatives

Our objectives in using interest rate derivatives are to add stability to interest expense and to manage our exposure to interest rate movements. To accomplish this objective, we have used interest rate swaps and caps as part of our interest rate risk management strategy. For derivatives designated and qualified as a hedge, the change in the fair value of the effective portion of the derivative is recorded in accumulated other comprehensive income (loss) ("AOCI") and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. Amounts reported in AOCI related to derivatives will be reclassified to interest expense as interest payments are made on our variable rate debt. In addition, we classify cash flows from qualifying cash flow hedging relationships in the same category as the cash flows from the hedged items in our consolidated statements of cash flows.

We do not use interest rate derivatives for trading or speculative purposes. Derivatives not designated as hedges are not speculative and are used to manage our exposure to interest rate movements and other identified risks but we have elected not to apply hedge accounting. Changes in the fair value of interest rate derivatives not designated in hedging relationships are recorded in other income (expense) within our consolidated statements of operations.

Foreign Currency Hedges

Our objectives in using foreign currency derivatives are to add stability to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar and to manage our exposure to exchange rate movements. To accomplish this objective, we have used foreign currency forwards and foreign currency options as part of our exchange rate risk management strategy. A foreign currency forward contract is a commitment to deliver a certain amount of currency at a certain price on a specific date in the future. By entering into the forward contract and holding it to maturity, we are locked into a future currency exchange rate in an amount equal to and for the term of the forward contract. A foreign currency option contract is a commitment by the seller of the option to deliver, solely at the option of the buyer, a certain amount of currency at a certain price on a specific date. For derivatives designated as net investment hedges, the changes in the fair value of the derivatives are reported in accumulated other comprehensive income. Amounts are reclassified out of accumulated other comprehensive income (loss) into earnings when the hedged net investment is either sold or substantially liquidated.

The following table summarizes the terms of our derivative financial instruments as of December 31, 2022:

	Notional Amount	Strike	Effective Date or Date Assumed	Maturity Date
Interest Rate Derivatives:				
SOFR Cap	$ 125,000,000	1.75%	June 1, 2022	June 30, 2023
SOFR Cap	$ 125,000,000	2.00%	June 1, 2022	June 28, 2024
SOFR Cap	$ 100,000,000	4.75%	December 1, 2022	December 1, 2025
SOFR Cap	$ 100,000,000	4.75%	December 1, 2022	December 2, 2024
SOFR Cap	$ 100,000,000	4.75%	December 1, 2022	December 2, 2024
Foreign Currency Forwards:				
Denominated in CAD [1]	$ 125,925,000	1.2593	April 12, 2021	April 12, 2023
Denominated in CAD [1]	$ 137,680,000	1.3768	October 12, 2022	October 12, 2023

[1] Notional amounts shown are denominated in CAD.

On February 10, 2021, we rolled a previously existing CAD $95 million currency forward into a two month CAD $95 million foreign currency forward, with a settlement date of April 12, 2021. On April 12, 2021, we settled this foreign currency forward, paying a net settlement of approximately USD $4.5 million, and simultaneously entered into a new approximately CAD $125.9 million currency forward with a settlement date of April 12, 2023.

On May 6, 2021, we entered into a second currency forward, for approximately CAD $122 million, with a settlement date of April 12, 2022. On April 12, 2022, we settled this foreign currency forward, receiving a net settlement of approximately USD $3.2 million, and simultaneously entered into a new CAD $126.2 million currency forward with a settlement date of October 12, 2022. On October 12, 2022, we settled this foreign currency forward, receiving a net settlement of approximately USD $8.7 million, and simultaneously entered into a new CAD $137.7 million currency forward with a settlement date of October 12, 2023.

The designated portion of our gain (loss) from our settled and unsettled foreign currency hedges is recorded net in foreign currency hedge contract gain (loss) in our consolidated statements of comprehensive income (loss), the other portion, a gain of approximately $9.5 million and $3.5 million related to the portion that is not designated for hedge accounting, was recorded in Other, net within our consolidated statements of operations for the years ended December 31, 2022 and 2021, respectively.

The following table summarizes the terms of our derivative financial instruments as of December 31, 2021:

	Notional Amount	Strike	Effective Date or Date Assumed	Maturity Date
Interest Rate Swap:				
LIBOR Swap	$ 235,000,000	1.79%	June 15, 2019	February 15, 2022
Foreign Currency Forwards:				
Denominated in CAD [1]	$ 125,925,000	1.2593	April 12, 2021	April 12, 2023
Denominated in CAD [1]	$ 122,020,000	1.2202	May 6, 2021	April 12, 2022

[1] Notional amounts shown are denominated in CAD

The following table presents the fair value of our derivative financial instruments as well as their classification on our consolidated balance sheets as of December 31, 2022 and 2021:

	Asset/Liability Derivatives Fair Value	
Balance Sheet Location	December 31, 2022	December 31, 2021
Interest Rate Derivatives		
Accounts payable and accrued liabilities	$ —	$ 490,341
Other assets	$ 9,681,298	$ —
Foreign Currency Hedges		
Other assets	$ 6,971,265	$ 4,261,100
Accounts payable and accrued liabilities	$ (1,776,371)	$ —

The following table presents the effect of our derivative financial instruments on our consolidated statements of operations for the periods presented:

Type	Gain (loss) recognized in OCI for the Year Ended December 31,		Location of amounts reclassified from OCI into income	Gain (loss) reclassified from OCI for the Year Ended December 31,		
	2022	2021		2022	2021	2020
Interest Rate Swaps	$ (2,793)	$ (124,163)	Interest expense	$ (304,670)	$(3,818,917)	$ (3,557,950)
Interest Rate Caps	4,480,001	(955)	Interest expense	(139,888)	(473,148)	(371,051)
Foreign Currency Forwards	3,354,899	(394,417)	N/A	—	—	—
	$ 7,832,107	$ (519,535)		$ (444,558)	$(4,292,065)	$ (3,929,001)

Based on the forward rates in effect as of December 31, 2022, we estimate that approximately $3.2 million related to our qualifying cash flow hedges will be reclassified to reduce interest expense during the next 12 months.

Note 8. Income Taxes

As a REIT, we generally will not be subject to U.S. federal income tax on taxable income that we distribute to our stockholders. However, certain of our consolidated subsidiaries are taxable REIT subsidiaries, which are subject to federal, state and foreign income taxes. We have filed an election to treat our TRS as a taxable REIT subsidiary effective January 1, 2014. In general, our TRS performs additional services for our customers and provides the advisory and property management services to the Managed REITs and otherwise generally engages in any real estate or non-real estate related business. The TRS is subject to corporate U.S. federal and state income tax. Additionally, we own and operate a number of self storage properties located throughout Canada, the income of which is generally subject to income taxes under the laws of Canada.

The following is a summary of the Company's income tax expense (benefit) for the years ended December 31, 2022, 2021, and 2020:

		For the year ended December 31, 2022						
		Federal		**State**		**Canadian**		**Total**
Current	$	170,874	$	27,020	$	320,639	$	518,533
Deferreds		(499,077)		(76,050)		(498,191)	$	(1,073,318)
Total	$	(328,203)	$	(49,030)	$	(177,552)	$	(554,785)

		For the year ended December 31, 2021						
		Federal		**State**		**Canadian**		**Total**
Current	$	182,034	$	32,559	$	—	$	214,593
Deferreds		(1,750,248)		(266,704)		(8,916)		(2,025,868)
Total	$	(1,568,214)	$	(234,145)	$	(8,916)	$	(1,811,275)

		For the year ended December 31, 2020						
		Federal		**State**		**Canadian**		**Total**
Current	$	30,713	$	69,760	$	—	$	100,473
Deferreds		(3,071,502)		(915,804)		(1,939,425)	$	(5,926,731)
Total	$	(3,040,789)	$	(846,044)	$	(1,939,425)	$	(5,826,258)

Income tax expense (benefit) is reconciled to the hypothetical amounts computed at the U.S. federal statutory income tax rate for the years ended December 31, 2022, 2021, and 2020:

		Year Ended December 31, 2022	Rate
Expected tax at statutory rate	$	4,434,080	21.0%
Non-taxable REIT (income) loss		(4,610,750)	-21.8%
State and local income tax expense - net of federal benefit		(38,734)	-0.2%
Foreign income taxed at different rates		47,180	0.2%
Change in valuation allowance		(416,953)	-2.0%
Other		30,392	0.1%
Total income tax expense (benefit)	$	(554,785)	-2.6%

		Year Ended December 31, 2021	Rate
Expected tax at statutory rate	$	(4,489,427)	21.0%
Non-taxable REIT (income) loss		2,655,349	-12.4%
State and local income tax expense - net of federal benefit		(185,137)	0.9%
Foreign income taxed at different rates		(69,318)	0.3%
Change in valuation allowance		400,146	-1.9%
Other		(122,888)	0.6%
Total income tax expense (benefit)	$	(1,811,275)	8.5%

		Year Ended December 31, 2020	Rate
Expected tax at statutory rate	$	(11,976,943)	21.0%
Non-taxable REIT (income) loss		8,553,281	-15.0%
State and local income tax expense - net of federal benefit		(788,915)	1.4%
Foreign income taxed at different rates		47,180	-0.1%
Change in valuation allowance		(1,939,425)	3.4%
Other		278,564	-0.5%
Total income tax expense (benefit)	$	(5,826,258)	10.2%

The major sources of temporary differences that give rise to the deferred tax effects are shown below:

	December 31, 2022	December 31, 2021
Deferred tax liabilities:		
Intangible contract assets	(30,184)	(605,473)
Canadian real estate	(10,123,376)	(10,166,453)
Total deferred tax liability	(10,153,560)	(10,771,926)
Deferred tax assets:		
Other	90,563	—
Canadian non-capital losses	7,935,309	6,717,033
Total deferred tax assets	8,025,872	6,717,033
Valuation allowance	(4,077,932)	(3,664,367)
Net deferred tax liabilities	$ (6,205,620)	$ (7,719,260)

The Canadian non-capital losses expire between 2032 and 2042. The valuation allowance is associated with the Canadian non-capital losses.

Note 9. Segment Disclosures

We operate in two reportable business segments: (i) self storage operations and (ii) our Managed REIT Platform business.

Management evaluates performance based upon property net operating income ("NOI"). For our self storage operations, NOI is defined as leasing and related revenues, less property level operating expenses. NOI for the Company's Managed REIT Platform business represents Managed REIT Platform revenues less Managed REIT Platform expenses.

The following tables summarize information for the reportable segments for the periods presented:

| | Year Ended December 31, 2022 | | | |
	Self Storage	Managed REIT Platform	Corporate and Other	Total
Revenues:				
Self storage rental revenue	$ 191,749,578	$ —	$ —	$ 191,749,578
Ancillary operating revenue	8,445,803	—	—	8,445,803
Managed REIT Platform revenue	—	7,819,216	—	7,819,216
Reimbursable costs from Managed REITs	—	4,628,497	—	4,628,497
Total revenues	200,195,381	12,447,713	—	212,643,094
Operating expenses:				
Property operating expenses	58,437,110	—	—	58,437,110
Managed REIT Platform expense	—	2,485,290	—	2,485,290
Reimbursable costs from Managed REITs	—	4,628,497	—	4,628,497
General and administrative	—	—	28,253,905	28,253,905
Depreciation	48,503,743	—	913,936	49,417,679
Intangible amortization expense	14,728,148	472,706	—	15,200,854
Acquisition expenses	888,009	—	—	888,009
Contingent earnout adjustment	—	1,514,447	—	1,514,447
Write-off of equity interest and preexisting relationships upon acquisition of control	—	2,049,682	—	2,049,682
Total operating expenses	122,557,010	11,150,622	29,167,841	162,875,473
Gain on equity interests upon acquisition	—	16,101,237	—	16,101,237
Income (loss) from operations	77,638,371	17,398,328	(29,167,841)	65,868,858
Other income (expense):				
Interest expense	(41,339,401)	—	(172,510)	(41,511,911)
Net loss on extinguishment of debt	(2,393,475)	—	—	(2,393,475)
Other, net	(209,578)	155,332	(794,559)	(848,805)
Income tax (expense) benefit	36,197	563,053	(44,465)	554,785
Net income (loss)	$ 33,732,114	$ 18,116,713	$ (30,179,375)	$ 21,669,452

| | Year Ended December 31, 2021 | | | |
	Self Storage	Managed REIT Platform	Corporate and Other	Total
Revenues:				
Self storage rental revenue	$ 150,610,337	$ —	$ —	$ 150,610,337
Ancillary operating revenue	7,552,597	—	—	7,552,597
Managed REIT Platform revenue	—	6,322,970	—	6,322,970
Reimbursable costs from Managed REITs	—	4,278,667	—	4,278,667
Total revenues	158,162,934	10,601,637	—	168,764,571
Operating expenses:				
Property operating expenses	48,127,657	—	—	48,127,657
Managed REIT Platform expense	—	1,451,166	—	1,451,166
Reimbursable costs from Managed REITs	—	4,278,667	—	4,278,667
General and administrative	—	—	23,265,196	23,265,196
Depreciation	40,203,484	—	742,922	40,946,406
Intangible amortization expense	11,134,100	1,288,105	—	12,422,205
Acquisition expenses	934,838	—	—	934,838
Contingent earnout adjustment	—	12,619,744	—	12,619,744
Write-off of equity interest and preexisting relationships in SST IV upon acquisition of control	—	8,389,573	—	8,389,573
Total operating expenses	100,400,079	28,027,255	24,008,118	152,435,452
Gain on sale of real estate	178,631	—	—	178,631
Income (loss) from operations	57,941,486	(17,425,618)	(24,008,118)	16,507,750
Other income (expense):				
Interest expense	(33,207,310)	—	(176,294)	(33,383,604)
Net loss on extinguishment of debt	(2,444,788)	—	—	(2,444,788)
Other, net	(173,245)	(602,403)	(1,279,703)	(2,055,351)
Income tax (expense) benefit	(193,604)	2,004,879	—	1,811,275
Net income (loss)	$ 21,922,539	$ (16,023,142)	$ (25,464,115)	$ (19,564,718)

| | Year Ended December 31, 2020 | | | |
	Self Storage	Managed REIT Platform	Corporate and Other	Total
Revenues:				
Self storage rental revenue	$ 104,888,883	$ —	$ —	$ 104,888,883
Ancillary operating revenue	5,286,042	—	—	5,286,042
Managed REIT Platform revenue	—	8,048,630	—	8,048,630
Reimbursable costs from Managed REITs	—	5,800,808	—	5,800,808
Total revenues	110,174,925	13,849,438	—	124,024,363
Operating expenses:				
Property operating expenses	38,305,199	—	—	38,305,199
Managed REIT Platform expense	—	2,806,921	—	2,806,921
Reimbursable costs from Managed REITs	—	5,800,808	—	5,800,808
General and administrative	—	—	16,471,199	16,471,199
Depreciation	31,773,526	—	521,101	32,294,627
Intangible amortization expense	5,234,312	4,542,804	—	9,777,116
Acquisition expenses	1,366,092	—	—	1,366,092
Contingent earnout adjustment	—	(2,500,000)	—	(2,500,000)
Impairment of goodwill and intangible assets	—	36,465,732	—	36,465,732
Impairment of investments in Managed REITs	—	4,376,879	—	4,376,879
Total operating expenses	76,679,129	51,493,144	16,992,300	145,164,573
Operating income (loss)	33,495,796	(37,643,706)	(16,992,300)	(21,140,210)
Other income (expense):				
Interest expense	(35,864,227)	—	(189,085)	(36,053,312)
Other, net	(783,189)	1,222,086	(278,436)	160,461
Income tax (expense) benefit	2,491,215	3,335,043	—	5,826,258
Net loss	$ (660,405)	$ (33,086,577)	$ (17,459,821)	$ (51,206,803)

The following table summarizes our total assets by segment:

Segments	December 31, 2022	December 31, 2021
Self Storage[1]	$ 1,820,922,309	$ 1,546,835,094
Managed REIT Platform[2]	65,433,006	21,707,326
Corporate and Other	60,862,072	49,750,356
Total assets[3]	$ 1,947,217,387	$ 1,618,292,776

[1] Included in the assets of the Self Storage segment as of December 31, 2022 and 2021 were approximately $52.2 million and $49.8 million of goodwill, respectively. Additionally, as of December 31, 2022 we had never recorded any impairment charges to goodwill within the Self Storage segment.

[2] Included in the assets of the Managed REIT Platform segment as of December 31, 2022 and 2021, were approximately $1.4 million and $3.9 million of goodwill, respectively. Such goodwill is net of previous impairment charges in the Managed REIT Platform segment of approximately $24.7 million as of December 31, 2022 and 2021, which relates to the impairment charge recorded during the quarter ended March 31, 2020.

[3] Other than our investments in and advances to Managed REITs, substantially all of our investments in real estate facilities and intangible assets made during the years ended December 31, 2022 and 2021 were associated with our self storage platform.

As of December 31, 2022 and 2021, approximately $170 million and $185 million, respectively, of our assets in the self storage segment related to our operations in Canada. For the years ended December 31, 2022, 2021, and 2020, approximately $21.5 million, $19.2 million, and $14.7 million, respectively, of our revenues in the self storage segment related to our operations in Canada. Substantially all of our operations related to the management fees we generate through our management contracts with the Managed REITs are performed in the U.S.; accordingly substantially all of our assets and revenues related to our Managed REIT segment are based in the U.S. as well.

Note 10. Related Party Transactions

Self Administration Transaction

On June 28, 2019, we, our Operating Partnership and SmartStop TRS entered into a series of transactions, agreements, and amendments to our existing agreements and arrangements with our then-sponsor, SAM, and SmartStop OP Holdings, LLC ("SS OP Holdings"), a subsidiary of SAM, pursuant to which, effective June 28, 2019, we acquired the self storage advisory, asset management and property management businesses and certain joint venture interests of SAM, along with certain other assets of SAM (collectively, the "Self Administration Transaction"). In relation to the Self Administration Transaction, SS OP Holdings received 3,283,302 Class A-2 limited partnership units of the Operating Partnership, See Note 12 – Commitment and Contingencies – Contingent Earnout for additional information.

As a result of the Self Administration Transaction, SAM is no longer our sponsor, and we became self-managed and succeeded to the advisory, asset management and property management businesses and certain joint ventures previously in place for us, SST IV (until the SST IV Merger Date), and SSGT II (until the SSGT II Merger Date), and we acquired the internal capability to originate, structure and manage additional future self storage investment products which would be sponsored by SmartStop REIT Advisors, LLC ("SRA"), our indirect subsidiary. The Former Dealer Manager Agreement and the transfer agent agreement described below were not impacted by the Self Administration Transaction.

Our Chief Executive Officer, who is also the Chairman of our board of directors, holds ownership interests in and is an officer of SAM, and other affiliated entities. Our Chief Executive Officer also previously indirectly held an ownership interest in our Former Dealer Manager. Previously, certain of our executive officers and another member of our board of directors held ownership interests in and/or were officers of SAM, and other affiliated entities. Accordingly, any agreements or transactions we have entered into with such entities may present a conflict of interest. None of SAM and its affiliates or our directors or executive officers receive any compensation, fees or reimbursements from our Managed REITs, other than with respect to fees and reimbursements in accordance with the Administrative Services Agreement and the transfer agent agreement, or as otherwise described in this section.

Former Dealer Manager Agreement

In connection with our Primary Offering, our Former Dealer Manager received a sales commission of up to 7.0% of gross proceeds from sales of Class A Shares and up to 2.0% of gross proceeds from the sales of Class T Shares in the Primary Offering and a dealer manager fee of up to 3.0% of gross proceeds from sales of both Class A Shares and Class T Shares in the Primary Offering under the terms of the Former Dealer Manager Agreement. In addition, our Former Dealer Manager received an ongoing stockholder servicing fee as discussed in Note 2 – Summary of Significant Accounting Policies – Organization and Offering Costs.

Affiliated Former Dealer Manager

SAM previously indirectly held a 15% non-voting equity interest in our Former Dealer Manager. Affiliates of our Former Dealer Manager own limited partnership interests in our Operating Partnership.

Transfer Agent Agreement

SAM owns 100% of the membership interests of Strategic Transfer Agent Services, LLC, our transfer agent ("Transfer Agent"), which is a registered transfer agent with the SEC. Pursuant to our transfer agent agreement, our Transfer Agent provides transfer agent and registrar services to us. These services are substantially similar to what a third party transfer agent would provide in the ordinary course of performing its functions as a transfer agent, including, but not limited to: providing customer service to our stockholders, processing the distributions and any servicing fees with respect to our shares and issuing regular reports to our stockholder. Our Transfer Agent may retain and supervise third party vendors in its efforts to administer certain services. We believe that our Transfer Agent, through its knowledge and understanding of the direct participation program industry which includes non-traded REITs, is particularly suited to provide us with transfer agent and registrar services. Our Transfer Agent also conducts transfer agent and registrar services for our Managed REITs and other affiliates.

Fees paid to our Transfer Agent include a fixed quarterly fee, one-time account setup fees, monthly open account fees and fees for investor inquiries. In addition, we will reimburse our Transfer Agent for all reasonable expenses or other changes incurred by it in connection with the provision of its services to us, and we will pay our Transfer Agent fees for any additional services we may request from time to time, in accordance with its rates then in effect. Upon the request of our Transfer Agent, we may also advance payment for substantial reasonable out-of-pocket expenditures to be incurred by it.

The initial term of the transfer agent agreement was three years, which term is automatically renewed for one year successive terms, but either party may terminate the transfer agent agreement upon 90 days' prior written notice. In the event that we terminate the transfer agent agreement, other than for cause, we will pay our transfer agent all amounts that would have otherwise accrued during the remaining term of the transfer agent agreement; provided, however, that when calculating the remaining months in the term for such purposes, such term is deemed to be a 12 month period starting from the date of the most recent annual anniversary date.

Pursuant to the terms of the agreements described above, the following table summarizes related party costs incurred and paid by us for the years ended December 31, 2022 and 2021, as well as any related amounts payable as of December 31, 2022 and 2021.

	Year Ended December 31, 2021			Year Ended December 31, 2022		
	Incurred	Paid	Payable	Incurred	Paid	Payable
Expensed						
Transfer Agent fees	$ 967,341	$ 916,349	$ 86,992	$ 1,242,655	$ 1,260,896	$ 68,751
Additional paid-in capital						
Transfer Agent expenses	150,000	150,000	—	100,000	100,000	—
Stockholder servicing fee[1]	161,545	636,654	156,320	53,660	209,980	—
Other						
Other	1,155,887	814,908	340,979	—	—	340,979
Total	$ 2,434,773	$ 2,517,911	$ 584,291	$ 1,396,315	$ 1,570,876	$ 409,730

[1] We paid our Dealer Manager an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T Shares sold in the Primary Offering. The amount incurred during the years ended December 31, 2021 and 2022 represents an adjustment to the estimated stockholder servicing fee recorded at the time of the sale of the Class T Shares, based on the cessation date of such stockholder servicing fee of March 31, 2022.

Acquisition of Self Storage Platform from SAM and Other Transactions

As a result of the Self Administration Transaction, we acquired the self storage sponsorship platform of SAM. Accordingly, the advisor and property manager entities of SST IV and SSGT II became our indirect subsidiaries, and we became entitled to receive various fees and expense reimbursements under the terms of the SST IV and SSGT II advisory and property management agreements as described below. In addition, we now also own the advisor and property manager entities of SST VI and SSGT III and are entitled to receive various fees and expense reimbursements under the terms of the SST VI and SSGT III advisory and property management agreements as described below.

Advisory Agreement Fees

Our indirect subsidiaries, Strategic Storage Advisor IV, LLC, the advisor to SST IV (the "SST IV Advisor"), SS Growth Advisor II, LLC, the advisor to SSGT II (the "SSGT II Advisor"), the SST VI Advisor, and the SSGT III Advisor are or were entitled to receive various fees and expense reimbursements under the terms of the SST IV, SSGT II, SST VI, and SSGT III advisory agreements.

SST IV Advisory Agreement

The SST IV Advisor provided acquisition and advisory services to SST IV pursuant to an advisory agreement (the "SST IV Advisory Agreement") with SST IV up until the SST IV Merger on March 17, 2021.

Effective April 30, 2020, SST IV suspended its offering due to various factors, including the uncertainty relating to the ongoing COVID-19 outbreak and its potential economic impact, the status of fundraising in the non-traded REIT industry

due to such uncertainty and the termination of its dealer manager agreement. SST IV's public offering terminated on September 11, 2020.

The SST IV Advisor received a monthly asset management fee equal to 0.0833%, which is one-twelfth of 1%, of SST IV's aggregate asset value, as defined. The SST IV Advisor was potentially also entitled to various subordinated distributions under SST IV's operating partnership agreement pursuant to the special limited partnership interest and its cash flow participation distribution rights if SST IV (1) listed its shares of common stock on a national exchange, (2) terminated the SST IV Advisory Agreement, (3) liquidated its portfolio, or (4) entered into an Extraordinary Transaction, as defined in the SST IV operating partnership agreement.

Effective March 17, 2021, in connection with the SST IV Merger, the SST IV Advisory Agreement was terminated and none of the aforementioned subordinated distributions or fees were paid. As a result of us acquiring SST IV and terminating such contracts, we recorded a write-off of approximately $5.3 million related to the carrying value of the SST IV Advisory Agreement contract. Similarly, we recorded a write-off of approximately $1.2 million related to our special limited partnership interest, which per the terms of the SST IV Merger Agreement, terminated without consideration.

As a result of the Self Administration Transaction, we recorded a deferred tax liability, which was the result of the difference between the GAAP carrying value of the SST IV Advisory Agreement and its carrying value for tax purposes. As we reduced the GAAP carrying value of such intangible asset, as noted above, we adjusted the corresponding value of our related deferred tax liability by approximately $1.4 million during the year ended December 31, 2021, and recorded such benefit to the income tax (expense) benefit line-item in our consolidated statements of operations.

SSGT II Advisory Agreement

The SSGT II Advisor provided acquisition and advisory services to SSGT II pursuant to an advisory agreement (the "SSGT II Advisory Agreement") with SSGT II up until the SSGT II Merger on June 1, 2022.

Effective as of April 30, 2020, SSGT II suspended its offering due to various factors, including the uncertainty relating to the ongoing COVID-19 outbreak and its potential economic impact, the status of fundraising in the non-traded REIT industry due to such uncertainty and the termination of its dealer manager agreement.

The SSGT II Advisor received a monthly asset management fee equal to 0.1042%, which is one-twelfth of 1.25%, of SSGT II's aggregate asset value, as defined.

The SSGT II Advisor was potentially entitled to various subordinated distributions under SSGT II's operating partnership agreement pursuant to the special limited partnership interest and its cash flow participation distribution rights.

Effective June 1, 2022, in connection with the SSGT II Merger, the SSGT II Advisory Agreement was terminated and pursuant to the SSGT II operating partnership agreement, subordinated distribution of approximately $16.1 million was otherwise due. As a result, we recorded a gain of approximately $16.1 million related to our special limited partnership interest and recorded this within gain on preexisting equity interests upon acquisition of control in our consolidated statements of operations. As a result of our acquisition of SSGT II and terminating the SSGT II Advisory Agreement, we recorded a write-off of approximately $1.4 million related to the carrying value of the SSGT II Advisory Agreement contract.

As a result of the Self Administration Transaction, we recorded a deferred tax liability, which was the result of the difference between the GAAP carrying value of the SSGT II Advisory Agreement and its carrying value for tax purposes. As we reduced the GAAP carrying value of such intangible asset, as noted above, we adjusted the corresponding value of our related deferred tax liability by approximately $0.3 million on June 1, 2022, and recorded such benefit to the income tax (expense) benefit line-item in our consolidated statements of operations.

SST VI Advisory Agreement

The SST VI Advisor provides acquisition and advisory services to SST VI pursuant to an advisory agreement (the "SST VI Advisory Agreement"). In connection with the SST VI private placement offering, SST VI was required to

reimburse the SST VI Advisor for organization and offering costs from the SST VI private offering pursuant to the SST VI private offering advisory agreement.

Pursuant to the SST VI Advisory Agreement, the SST VI Advisor receives acquisition fees equal to 1.00% of the contract purchase price of each property SST VI acquires plus reimbursement of any acquisition expenses that SST VI Advisor incurs. The SST VI Advisor also receives a monthly asset management fee equal to 0.0625%, which is one-twelfth of 0.75%, of SST VI's aggregate asset value, as defined.

A subsidiary of our Operating Partnership may also be potentially entitled to a subordinated distribution through its ownership of a special limited partnership in SST VI's operating partnership agreement if SST VI (1) lists its shares of common stock on a national exchange, (2) terminates the SST VI Advisory Agreement, (3) liquidates its portfolio, or (4) merges with another entity or enters into an Extraordinary Transaction, as defined in the SST VI operating partnership agreement.

The SST VI Advisory Agreement provides for reimbursement of the SST VI Advisor's direct and indirect costs of providing administrative and management services to SST VI. Beginning four fiscal quarters after commencement of SST VI's public offering, which was declared effective March 17, 2022, the SST VI Advisor will be required to pay or reimburse SST VI the amount by which SST VI's aggregate annual operating expenses, as defined, exceed the greater of 2% of SST VI's average invested assets or 25% of SST VI's net income, as defined, unless a majority of SST VI's independent directors determine that such excess expenses were justified based on unusual and non-recurring factors.

On March 1, 2022, Pacific Oak Holding Group, LLC, became a 10% non-voting member of the SST VI Advisor. Pacific Oak Capital Markets, LLC (a subsidiary of Pacific Oak Holding Group, LLC) is SST VI's dealer manager, and as such, is responsible for the marketing of SST VI shares being offered pursuant to SST VI's private offering, and subsequent to March 17, 2022, SST VI's public offering. On October 25, 2022, we, through one of our subsidiaries also agreed to pay SST VI's dealer manager an amount equal to 1.5% of the gross offering proceeds from the sale of Class W shares sold in their public offering. As such, through December 31, 2022, we had paid SST VI's dealer manager approximately $6,000 associated with the Class W Shares sold in their public offering.

Additionally, in connection with the commencement of SST VI's public offering, the SST VI Advisor or its affiliates agreed that it will fund on behalf of SST VI, an amount equal to 1% of the gross offering proceeds from the sale of Class W shares sold in their initial public offering, which amount shall be used by SST VI towards the payment of its offering expenses. Through December 31, 2022, the SST VI Advisor or its affiliates had incurred such reimbursable costs in the amount of approximately $23,000.

SSGT III Advisory Agreement

The SSGT III Advisor provides acquisition and advisory services to SSGT III pursuant to an advisory agreement (the "SSGT III Advisory Agreement"). In connection with the SSGT III private placement offering, which became effective on May 18, 2022, SSGT III is required to reimburse the SSGT III Advisor for organization and offering costs from the SSGT III private offering pursuant to the SSGT III Advisory Agreement.

Pursuant to the SSGT III Advisory Agreement, the SSGT III Advisor will receive acquisition fees equal to 1.00% of the contract purchase price of each property SSGT III acquires plus reimbursement of acquisition expenses that SSGT III Advisor incurs, provided, however, that no reimbursement shall be made for costs of personnel to the extent that such personnel perform services in transactions for which the Advisor receives the Acquisition Fee. The SSGT III Advisor also receives a monthly asset management fee equal to 0.0625%, which is one-twelfth of 0.75%, of SSGT III's aggregate asset value, as defined. The SSGT III Advisor is also entitled to receive a disposition fee equal to 1.5% of the contract sale price for any properties sold inclusive of any real estate commissions paid to third party real estate brokers.

Through a separate agreement, Pacific Oak Holding Group, LLC, the parent company of Pacific Oak Capital Markets, LLC, the dealer manager for the SSGT III private offering, is entitled to receive 10% of the acquisition fees, asset management fees and disposition fees SSGT III Advisor earns pursuant to the SSGT III Advisory Agreement.

A subsidiary of our Operating Partnership may also be potentially entitled to various subordinated distributions through its ownership of a special limited partnership in SSGT III's operating partnership agreement if SSGT III (1) lists its shares of common stock on a national exchange, (2) terminates the SSGT III Advisory Agreement, (3) liquidates its portfolio,

or (4) merges with another entity or enters into an Extraordinary Transaction, as defined in the SSGT III operating partnership agreement.

The SSGT III Advisory Agreement provides for reimbursement of the SSGT III Advisor's direct and indirect costs of providing administrative and management services to SSGT III.

Managed REIT Property Management Agreements

Our indirect subsidiaries, Strategic Storage Property Management IV, LLC, SS Growth Property Management II, LLC, Strategic Storage Property Management VI, LLC, and SS Growth Property Management III, LLC, (collectively the "Managed REITs Property Managers"), are entitled to receive fees for their services in managing the properties owned by the Managed REITs pursuant to property management agreements entered into between the owner of the property and the applicable Managed REIT's Property Manager.

The Managed REITs' Property Managers will receive a property management fee equal to 6% of the gross revenues from the properties, generally subject to a monthly minimum of $3,000 per property, plus reimbursement of the costs of managing the properties, and a one-time fee of $3,750 for each property acquired that would be managed by the Managed REITs' Property Managers. Reimbursable costs and expenses include wages and salaries and other expenses of employees engaged in operating, managing and maintaining such properties. Pursuant to the property management agreements, we through our Operating Partnership employ the on-site staff for the Managed REITs' properties.

The SST IV, SST VI, and SSGT III property managers are or were entitled to a construction management fee equal to 5% of the cost of a related construction or capital improvement work project in excess of $10,000.

Effective March 17, 2021, in connection with the SST IV Merger, the SST IV property management contracts were terminated. As a result of us acquiring SST IV and terminating such contracts, we recorded a write-off of approximately $1.9 million related to the carrying value of the SST IV property management contracts.

Effective June 1, 2022, in connection with the SSGT II Merger, the SSGT II property management contracts were terminated. As a result of us acquiring SSGT II and terminating such contracts, we recorded a write-off of approximately $0.6 million related to the carrying value of the SSGT II property management contracts.

In connection with the Self Administration Transaction, we previously recorded a deferred tax liability, which was the result of the difference between the GAAP carrying value of the SST IV and SSGT II property management contracts and their carrying values for tax purposes. As we reduced the GAAP carrying value of such intangible assets, we adjusted the value of our deferred tax liability on a pro-rata basis, reducing the deferred tax liability by approximately $0.5 million during the three months ended March 31, 2021 related to the SST IV Merger and $0.2 million during the three months ended June 30, 2022 related to the SSGT II Merger and the related aforementioned write-offs, and recorded such benefits within the income tax (expense) benefit line-item in our consolidated statements of operations.

Summary of Fees and Revenue Related to the Managed REITs

Pursuant to the terms of the various agreements described above for the Managed REITs, the following summarizes the related party fees for the years ended December 31, 2022, 2021, and 2020:

Managed REIT Platform Revenues	Year Ended December 31, 2022		Year Ended December 31, 2021		Year Ended December 31, 2020	
Asset Management:						
SST IV[(1)]	$	—	$	716,278	$	3,211,661
SSGT II[(2)]		798,395		1,843,769		1,210,529
SST VI		1,348,314		178,282		—
SSGT III		145,622		—		—
		2,292,331		2,738,329		4,422,190
Property Management:						
SST IV[(1)]		—		346,179		1,429,632
SSGT II[(2)]		407,706		709,533		371,751
SST VI		551,493		99,602		—
SSGT III		62,426		—		—
		1,021,625		1,155,314		1,801,383
Tenant Protection Program:						
SST IV[(1)]		—		285,959		893,315
SSGT II[(2)]		250,156		636,671		257,602
SST VI		396,758		158,662		—
SSGT III		8,119		—		—
		655,033		1,081,292		1,150,917
Acquisition Fees:						
SST VI		1,846,168		649,623		—
SSGT III		846,000		—		—
		2,692,168		649,623		—
Other revenue[(3)]		1,158,059		698,412		674,140
Total Managed REIT Platform Revenue	$	7,819,216	$	6,322,970	$	8,048,630

(1) On March 17, 2021, we acquired SST IV and no longer earn such fees. Additionally, the Tenant Protection Program revenue for SST IV is now included in ancillary operating revenue in our consolidated statements of operations.

(2) On June 1, 2022, we acquired SSGT II and no longer earn such fees. Additionally, the Tenant Protection Program revenue for SSGT II is now included in ancillary operating revenue in our consolidated statements of operations.

(3) Such revenue primarily includes other property management related fees, construction management fees, development fees, and other miscellaneous revenues.

We offer tenant insurance or tenant protection programs to customers at our Managed REITs' properties pursuant to which we, as the property manager and majority shareholder of the Tenant Protection Program joint ventures, are entitled to substantially all of the net revenue attributable to the sale of such tenant programs.

In order to protect our interest in receiving these revenues in light of the fact that the Managed REITs control the properties, we and the Managed REITs transferred our respective rights in such arrangements to a joint venture entity owned 99.9% by us through a TRS subsidiary and 0.1% by the Managed REIT. Under the terms of the operating agreements of the joint venture entities, we receive 99.9% of the net revenues generated from such Tenant Protection Programs and the Managed REIT receives the other 0.1% of such net revenues. Subsequent to the SST IV Merger and the SSGT II Merger, the SST IV and SSGT II Tenant Protection Programs joint ventures are wholly owned by us and such revenue is generated at our now wholly-owned self storage properties and is recorded within ancillary operating revenue in our consolidated statements of operations.

Reimbursable costs from Managed REITs includes reimbursement of SST IV (until the SST IV Merger Date), SSGT II, (until the SSGT II Merger Date), SST VI and SSGT III's Advisors' direct and indirect costs of providing administrative and management services to the Managed REITs. Additionally, reimbursable costs includes reimbursement pursuant to the property management agreements for reimbursement of the costs of managing the Managed REITs' properties, including wages and salaries and other expenses of employees engaged in operating, managing and maintaining such properties.

As of December 31, 2022 and 2021, we had receivables due from the Managed REITs totaling approximately $2.0 million, and $1.4 million, respectively. Such amounts are included in investments in and advances to the Managed REITs line-item in our consolidated balance sheets. Such amounts included unpaid amounts relative to the above table, in addition to other direct routine reimbursable expenditures of the Managed REITs that we directly funded.

Investments in and advances to SST VI OP

Equity Investments

On March 10, 2021, SmartStop OP made an investment of $5.0 million in SST VI OP, in exchange for common units of limited partnership interest in SST VI OP. Additionally, a subsidiary of SmartStop OP owns a special limited partnership interest (the "SLP") in SST VI OP.

For the year ended December 31, 2022, we recorded a loss related to our equity interest in SST VI OP of approximately $1.8 million, and received distributions in the amount of approximately $315,000.

As discussed in Note 2 – Summary of Significant Accounting Policies, due to our equity interest in SST VI OP, we consolidated this investment from March 10, 2021 (the date of our initial investment in SST VI OP) until May 1, 2021.

Debt Investments

On March 11, 2021, SST VI OP, through a wholly-owned subsidiary, used the funds from our $5.0 million investment described above, in part, to acquire its first self storage facility in Phoenix, Arizona for approximately $16 million. In connection with SST VI OP's acquisition of the Phoenix property, we provided a $3.5 million mezzanine loan to a wholly-owned subsidiary of SST VI OP with an initial interest rate of 8.5% and term of six months; as well as a 180 day extension option which was exercised and increased the interest rate to 9.25% for the remainder of the term.

On April 16, 2021, in connection with SST VI OP's investment in a real estate joint venture property located in North York, Ontario Canada, we provided a $2.1 million term loan with similar terms as the mezzanine loan discussed above.

On November 12, 2021, a wholly-owned subsidiary of SST VI OP repaid the outstanding balance on the $3.5 million mezzanine loan and the $2.1 million term loan along with all accrued interest. The loans were terminated in accordance with the mezzanine loan agreement and the term loan agreement without fees or penalties.

On December 30, 2021, in connection with SST VI's acquisition of two self storage facilities, SmartStop OP entered into a mezzanine loan agreement with a wholly-owned subsidiary of SST VI OP for up to $45 million (the "SST VI Mezzanine Loan"). The SST VI Mezzanine Loan required a commitment fee equal to 1.0% of the amount drawn at closing of the SST VI Mezzanine Loan, and each subsequent draw.

The SST VI Mezzanine Loan was amended on December 20, 2022, such amendment increased the principal borrowing amount from a maximum of $45 million to $55 million. Pursuant to this amendment, the interest rate on the SST VI Mezzanine Loan converted to a variable rate equal to SOFR plus 3.0%. Additionally, in such amendment, SST VI exercised the existing extension option, whereby payments on the SST VI Mezzanine Loan are interest only until December 30, 2023. The SST VI Mezzanine Loan may be prepaid in whole or in part at any time without fees or penalty and, in certain circumstances, equity interests securing the SST VI Mezzanine Loan may be released from the pledge of collateral. The SST VI Mezzanine Loan is secured by a pledge of the equity interest in the indirect, wholly-owned subsidiaries of SST VI that collectively owned 15 operating self storage facilities as of December 31, 2022. SST VI OP also serves as a non-recourse guarantor.

As of December 31, 2022 and 2021, a wholly-owned subsidiary of SST VI OP had $35.0 million and $6.8 million outstanding, respectively, pursuant to the SST VI Mezzanine Loan.

The following table summarizes the carrying value of our investments in and advances to SST VI as of December 31, 2022 and 2021:

	As of December 31,	
Receivables:	**2022**	**2021**
Receivables and advances due	$ 1,828,990	$ 801,233
Debt:		
SST VI Mezzanine Loan[(1)]	35,000,000	6,800,000
Equity:		
SST VI OP Units and SLP	3,221,410	4,200,905
Total investments in and advances	$ 40,050,400	$ 11,802,138

[(1)] As of December 31, 2022 and 2021, $20.0 million and $38.2 million, respectively was available to be drawn on the SST VI Mezzanine Loan. Subsequent to December 31, 2022, on January 30, 2023, SST VI borrowed an additional $15.0 million on the SST VI Mezzanine Loan. Additionally, on January 30, 2023, we invested $15.0 million in preferred limited partnership interests in SST VI OP. Please see Note 14 – Subsequent Events, of the Notes to the Consolidated Financial Statements for more information.

Investments in and advances to SSGT III OP

Equity Investments

On August 29, 2022, SmartStop OP made an investment of $5.0 million in SS Growth Operating Partnership III, L.P., the operating partnership of SSGT III ("SSGT III OP"), in exchange for common units of limited partnership interest in SSGT III OP. Additionally, a subsidiary of SmartStop OP owns a special limited partnership interest (the "SLP") in SSGT III OP.

For the year ended December 31, 2022, we recorded a loss related to our equity interest in SSGT III OP of approximately $0.3 million, and received distributions in the amount of approximately $55,000.

Debt Investments

On August 9, 2022, in connection with SSGT III's acquisition of two self storage facilities, SmartStop OP, L.P. entered into a mezzanine loan agreement with a wholly-owned subsidiary of SSGT III, for up to $50.0 million (the "SSGT III Mezzanine Loan"), of which $42.0 million was funded as an initial draw at the time of closing. The SSGT III Mezzanine Loan requires a commitment fee equal to 1.0% of the amount drawn at closing of the SSGT III Mezzanine Loan, and subsequent draws.

The SSGT III Mezzanine Loan was amended on December 20, 2022, such amendment increased the principal borrowing amount from up to $50 million to $77 million. Pursuant to this amendment, the interest rate on the SSGT III Mezzanine Loan became a variable rate equal to SOFR plus 3.0%. Payments on the SSGT III Mezzanine Loan are interest only until August 9, 2023, which is the initial maturity date of the SSGT III Mezzanine Loan . SSGT III may, in certain circumstances, extend the ultimate maturity date of the SSGT III Mezzanine Loan until August 9, 2024 upon written notice to us, in which event the interest rate of the SSGT III Mezzanine Loan will increase to SOFR plus 4.0% per annum, pursuant to the December 20, 2022 amendment. The SSGT III Mezzanine Loan may be prepaid in whole or in part at any time without fees or penalty and, in certain circumstances, equity interests securing the SSGT III Mezzanine Loan may be released from the pledge of collateral. The SSGT III Mezzanine Loan is secured by a pledge of the equity interest in the indirect, wholly-owned subsidiaries of SSGT III, that owned three operating self storage facilities as of December 31, 2022. SSGT III OP, also serves as a non-recourse guarantor.

As of December 31, 2022, a wholly-owned subsidiary of SSGT III OP had $17.5 million outstanding pursuant to the SSGT III Mezzanine Loan.

The following table summarizes the carrying value our investments in and advances to SSGT III OP as of December 31, 2022 and 2021:

	As of December 31,	
Receivables:	**2022**	**2021**
Receivables and advances due	$ 156,082	$ —
Debt:		
SSGT III Mezzanine Loan[1]	17,500,000	—
Equity:		
SSGT III OP Units and SLP	4,664,687	—
Total investments in and advances	$ 22,320,769	$ —

[1] As of December 31, 2022, $17.5 million was available to be drawn on the SSGT III Mezzanine Loan. On January 26, 2023, SSGT III fully repaid the $17.5 million outstanding principal, plus accrued interest.

Administrative Services Agreement

On June 28, 2019, we along with our Operating Partnership, SmartStop TRS and SmartStop Storage Advisors, LLC (collectively, the "Company Parties") entered into an Administrative Services Agreement with SAM (the "Administrative Services Agreement"), which, as amended, requires that the Company Parties will be reimbursed for providing certain operational and administrative services to SAM which may include, without limitation, accounting and financial support, IT support, HR support, advisory services and operations support, and administrative support as set forth in the Administrative Services Agreement and SAM will be reimbursed for providing certain operational and administrative services to the Company Parties which may include, without limitation, due diligence support, marketing, fulfillment and offering support, events support, insurance support, and administrative and facilities support. SAM and the Company Parties will reimburse one another based on the actual costs of providing their respective services. Additionally, SAM paid the Company Parties an allocation of rent and overhead for the portion of the Ladera Office that it occupied. Such agreement had an initial term of three years, with automatic one-year renewals, and is subject to certain adjustments as defined in the agreement.

For the years ended December 31, 2022 and 2021, we incurred reimbursements payable to SAM under the Administrative Services Agreement of approximately $0.3 million and approximately $0.2 million, respectively, which were recorded in the Managed REIT Platform expenses line item in our consolidated statements of operations.

We recorded reimbursements from SAM of approximately $0.7 million and $0.6 million during the years ended December 31, 2022 and 2021, respectively, related to services provided to SAM as well as reimbursements of rent and overhead for the portion of the Ladera Office occupied by SAM, which were included in Managed REIT Platform revenue in our consolidated statements of operations.

As of December 31, 2022 and 2021, a receivable of approximately $15,000 and $60,000 was due from SAM related to the Administrative Services Agreement, respectively.

Note 11. Equity Based Compensation

Prior to June 15, 2022, we issued equity based compensation pursuant to the Company's Employee and Director Long-Term Incentive Plan (the "Prior Plan"). On June 15, 2022, our stockholders approved the 2022 Long-Term Incentive Plan (the "Plan") and we no longer issue equity under the Prior Plan. Pursuant to the Plan, we are able to issue various forms of equity based compensation. Through December 31, 2022, we have generally issued equity based awards in two forms: (1) restricted stock awards consisting of shares of our common stock and (2) long-term incentive plan units of our Operating Partnership ("LTIP Units").

Through March 2020, we had only issued restricted stock, which shares are subject to a time based vesting period. In April 2020, the Compensation Committee of the board of directors approved awards for our executive officers, which include (1) performance based awards, and (2) time based awards. For both such type of awards, the recipient can choose either LTIP Units or restricted stock consisting of shares of our common stock. Effective June 2022, certain other recipients of time based awards were also allowed to choose either LTIP Units or restricted stock shares of our common stock.

The fair value of restricted stock is determined on the grant date based on an estimated value per share, adjusted for an illiquidity discount due to the illiquid nature of the underlying equity. The fair value of LTIP Units are further adjusted by applying an additional discount as the LTIP Units are not initially economically equivalent to our restricted stock. For

performance based awards, a fair value was determined for each performance ranking scenario, with stock compensation expense recorded using the fair value of the scenario determined to be probable of achievement as of the end of the respective period.

Time Based Awards

We have granted various time based awards, which generally vest ratably over either one, three, or four years commencing in the year of grant, subject to the recipient's continued employment or service through the applicable vesting date. All grants of time based restricted stock have limitations on transferability during the vesting period, and the grantee does not have the ability to vote any unvested shares. Transferability during the vesting period depends upon when the grant was made, as follows (i) with respect to grants of time based restricted stock made prior to April 2020, the restriction on transfers applies to the entirety of the grant, regardless of vesting, and (ii) with respect to grants of time based restricted stock made in or subsequent to April 2020, the restriction on transfer applies only to the unvested portion of the restricted stock.

With respect to grants of time based LTIP Units, distributions accrue based on the effective date of each grant, and are payable as distributions are paid on our Class A Shares without regard to whether the underlying awards have vested. With respect to time based restricted stock issued to our board of directors in or after June 2022, distributions accrue as of the effective date of each grant and are payable as distributions are paid on our Class A Shares without regard to whether the underlying awards have vested. With respect to all other existing time based restricted stock, distributions accrue on non-vested shares granted and are paid when the underlying restricted shares vest.

Holders of time based LTIP Units receive allocations of profits and losses with respect to the LTIP Units as of the effective date, distributions from the effective date in an amount equivalent to the distributions declared and paid on our Class A Shares, and the same voting rights as holders of common units, voting as a class with each LTIP Unit holder having one vote per LTIP Unit held. Prior to vesting, time based LTIP Units generally may not be transferred, other than by laws of descent and distribution.

The following table summarizes the activity related to our time based awards:

	Restricted Stock		LTIPs	
Time Based Award Grants	**Shares**	**Weighted-Average Grant-Date Fair Value**	**Units**	**Weighted-Average Grant-Date Fair Value**
Unvested at December 31, 2020	249,271	$ 9.58	160,891	$ 9.09
Granted	78,192	9.85	222,581	9.30
Vested	(105,328)	9.64	(109,276)	9.20
Forfeited	(2,189)	9.78	—	—
Unvested at December 31, 2021	219,946	9.64	274,196	9.22
Granted	60,032	14.33	181,664	13.23
Vested	(129,498)	9.64	(165,219)	10.21
Forfeited	(4,630)	11.76	—	—
Unvested at December 31, 2022	145,850	$ 11.50	290,641	$ 11.16

Performance Based Awards

With respect to performance based awards, the number of shares of restricted stock granted as of the grant date equaled 100% of the targeted award, whereas the number of LTIP Units granted as of the grant date equaled 200% of the targeted amount of the award. The targeted award for each executive was determined and approved by the Compensation Committee of our Board of Directors. The actual number of shares of restricted stock or LTIP Units, as applicable, to be issued upon vesting may range from 0% to 200% of the targeted award, such determination being based upon the results of the performance measure. Performance based awards vest based upon our performance as ranked amongst a peer group of self storage related companies. This comparison will be conducted using a performance measure of average annual same-store revenue growth, analyzed over a three-year period. Earned awards for the 2020, 2021 and 2022 grants will vest, as applicable, no later than March 31, 2023, 2024, and 2025, respectively. As of December 31, 2022, no performance based awards had vested.

Recipients of performance based restricted stock accrue distributions during the performance period, and such distributions will only be payable on the date that any such shares of restricted stock vest, based upon the performance level attained. Recipients of performance based LTIP Units are issued LTIP Units at 200% of the targeted award and are entitled to receive distributions and allocations of profits and losses with respect to the performance based LTIP Units as of the effective date of each award in an amount equal to 10% of the distributions and allocations available to such LTIP Units, until the Distribution Participation Date (as defined in the Operating Partnership Agreement). The remaining 90% of distributions will accrue and will be payable on the Distribution Participation Date based upon the performance level attained and number of performance based LTIP Units that vest. Following the Distribution Participation Date, recipients will be entitled to receive the full amount of distributions and allocations of profits and losses with respect to the vested performance-based LTIP Units, such amount being equivalent to distributions declared and paid on our Class A Shares.

The following table summarizes our activity related to our performance based awards:

| | Restricted Stock | | LTIPs | |
Performance Based Award Grants	Shares	Weighted-Average Grant-Date Fair Value	Units	Weighted-Average Grant-Date Fair Value
Unvested at December 31, 2020	5,752	$ 9.78	130,638	$ 9.09
Granted	—	—	148,387	9.30
Vested	—	—	—	—
Forfeited	—	—	(11,918)	9.09
Unvested at December 31, 2021	5,752	9.78	267,107	9.21
Granted	—	—	113,429	13.18
Vested	—	—	—	—
Forfeited	—	—	—	—
Unvested at December 31, 2022	5,752	$ 9.78	380,536	$ 10.39

Holders of performance based restricted stock do not have any rights as a stockholder with respect to the unvested portion of such restricted stock awards. Prior to vesting, shares of performance based restricted stock generally may not be transferred, other than by laws of descent and distribution.

Holders of performance based LTIP Units have the same voting rights as holders of common units, voting as a class with each LTIP Unit holder having one vote per LTIP Unit held. Prior to vesting, performance based LTIP Units generally may not be transferred, other than by laws of descent and distribution.

LTIP Units are designed to qualify as "profits interests" in the Operating Partnership for federal income tax purposes. The profits interests' characteristics of the LTIP Units mean that initially they will not be treated as economically equivalent in value to a common unit and the issuance of LTIP Units will not be a taxable event to the Operating Partnership or the recipient. If and when certain events occur pursuant to applicable tax regulations and in accordance with the Operating Partnership Agreement, LTIP Units may become economically equivalent to common units of limited partnership interest of our Operating Partnership on a one-for-one basis.

As of December 31, 2022, 9,978,272 shares of stock were available for issuance under the Plan.

We recorded approximately $3.8 million, $2.8 million, and $1.6 million of equity based compensation expense in general and administrative expense during the years ended December 31, 2022, 2021, and 2020, respectively. We recorded approximately $155,000, $80,000, and $40,000 of equity based compensation expense in property operating expenses, within our consolidated statements of operations for the years ended December 31, 2022, 2021, and 2020, respectively. As of December 31, 2022, and 2021, there was approximately $4.8 million and $4.5 million of total unrecognized compensation expense related to non-vested equity awards, respectively. As of December 31, 2022 and 2021, such cost was expected to be recognized over a weighted-average period of approximately 2.1 years and 2.1 years, respectively.

Note 12. Commitments and Contingencies

Contingent Earnout

On June 28, 2019, in relation to the Self Administration Transaction, 3,283,302 Class A-2 limited partnership units of the Operating Partnership ("Class A-2 Units"), were issued to SS OP Holdings as consideration. Class A-2 Units could convert into Class A-1 Units as earnout consideration, as described below. The Class A-2 Units were not entitled to cash distributions or the allocation of any profits or losses in the Operating Partnership until the Class A-2 Unit into Class A-1 Units.

The conversion features of the Class A-2 Units were as follows: (A) the first time the aggregate incremental assets under management, as amended ("AUM") (as defined in the Operating Partnership Agreement) of the Operating Partnership equals or exceeds $300,000,000, one-third of the Class A-2 Units would automatically convert into Class A-1 Units, (B) the first time the incremental AUM of the Operating Partnership equaled or exceeded $500,000,000, an additional one-third of the Class A-2 Units would automatically convert into Class A-1 Units, and (C) the first time the incremental AUM equals or exceeds $700,000,000, the remaining one-third of the Class A-2 Units would automatically convert into Class A-1 Units (each an "Earnout Achievement Date"). On each Earnout Achievement Date, the Class A-2 Units would automatically convert into Class A-1 Units based on an earnout exchange ratio, which is equal to $10.66 divided by the then current value of our Class A-1 Units, as provided in the Operating Partnership Agreement.

On March 24, 2021, we, as the general partner of our Operating Partnership, entered into Amendment No. 3 (the "Amendment") to the Operating Partnership Agreement, to make certain revisions to Exhibit D (Description of Class A-2 Units) to the Operating Partnership Agreement.

The Amendment (i) revised the definition of "AUM" in connection with the earnout of the Class A-2 Units so that it (A) included assets acquired by us and our affiliates and (B) included 100% of any joint venture assets, rather than a pro rata percentage, and (ii) clarifies that the Class A-2 Units may be transferred after the two-year holding period.

On March 24, 2021, 1,094,434 Class A-2 Units held by SS OP Holdings, were converted into 1,121,795 Class A-1 Units pursuant to the achievement of the first tier of earnout consideration. The fair value of the contingent earnout liability was reduced as the Class A-2 Units were converted into Class A-1 Units in our Operating Partnership and the fair value of such units was reclassified to the noncontrolling interest in our Operating Partnership line in the equity section of our consolidated balance sheet.

On October 19, 2021, the Nominating and Corporate Governance Committee of our board of directors and our board of directors approved resolutions providing that the denominator in the calculation of the earnout exchange ratio will be $10.66 (the value of the Class A common stock at the time of the Self Administration Transaction, pursuant to which the earnout was established) for the subsequent 12 months, until October 19, 2022. Thereafter the denominator in the calculation of the earnout exchange ratio would be as provided in the Operating Partnership Agreement.

On March 29, 2022, 1,094,434 Class A-2 Units were converted into 1,094,434 Class A-1 Units pursuant to the achievement of the second tier of earnout consideration. The fair value of the contingent earnout liability was reduced as the Class A-2 Units were converted into Class A-1 Units in our Operating Partnership and the fair value of such units was reclassified to the noncontrolling interest in our Operating Partnership line in the equity section of our consolidated balance sheet.

On August 9, 2022, pursuant to the revised definition of AUM as described above, we reached the incremental assets under management threshold of $700 million, and 1,094,434 Class A-2 Units were converted into 1,094,434 Class A-1 Units pursuant to the achievement of the third and final tier of earnout consideration. The fair value of the contingent earnout liability was eliminated as the Class A-2 Units were converted into Class A-1 Units in our Operating Partnership and the fair value of such units was reclassified to the noncontrolling interest in our Operating Partnership line in the equity section of our consolidated balance sheet.

Distribution Reinvestment Plan

We have adopted an amended and restated distribution reinvestment plan (our "DRP") that allows both our Class A and Class T stockholders to have distributions otherwise distributable to them invested in additional shares of our Class A and Class T Shares, respectively. The purchase price per share pursuant to our DRP is equivalent to the estimated value per share approved by our board of directors and in effect on the date of purchase of shares under the plan. In conjunction with the board of directors' declaration of a new estimated value per share of our common stock on December 6, 2022, any shares sold pursuant to our distribution reinvestment plan will be sold at our new estimated value per share of $15.21 per Class A Share and Class T Share. However, as described below, on March 7, 2022, our board of directors approved the suspension of our DRP, effective on April 15, 2022, therefore our last shares issued pursuant to the DRP were on March 15, 2022.

Share Redemption Program

As described in Note 2 – Summary of Significant Accounting Policies, we have an SRP, which is fully suspended. Pursuant to the SRP, we may redeem the shares of stock presented for redemption for cash to the extent that such requests comply with the below terms of our SRP and we have sufficient funds available to fund such redemption.

Our board of directors may amend, suspend or terminate the SRP with 30 days' notice to our stockholders. We may provide this notice by including such information in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to our stockholders.

On August 20, 2020, our board of directors amended the terms of the SRP to revise the redemption price per share for all redemptions under the SRP to be equal to the most recently published estimated net asset value per share of the applicable share class (the "SRP Amendment"). Prior to the SRP Amendment, the redemption amount was the lesser of the amount the stockholders paid for their shares or the price per share in the current offering. On December 6, 2022, we declared a new estimated net asset value per share and the redemption price under our SRP immediately changed to $15.21 (our current estimated net asset value per share).

There are several limitations in addition to those noted above on our ability to redeem shares under the SRP including, but not limited to:

- During any calendar year, we will not redeem in excess of 5% of the weighted-average number of shares outstanding during the prior calendar year.

- The cash available for redemption is limited to the proceeds from the sale of shares pursuant to our distribution reinvestment plan, less any prior redemptions.

- We have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

For the year ended December 31, 2022, we received redemption requests totaling approximately $2.4 million (approximately 0.2 million shares). Due to the complete suspension of our SRP we were unable to honor redemption requests made during the year ended December 31, 2022.

For the year ended December 31, 2021, we received redemption requests totaling approximately $5.6 million (approximately 0.4 million shares), approximately $3.9 million of which were fulfilled during the year ended December 31, 2021, with the remaining approximately $1.7 million included in accounts payable and accrued liabilities as of December 31, 2021 and fulfilled in January 2022.

For the year ended December 31, 2020, we received redemption requests totaling approximately $2.0 million (approximately 0.2 million shares), approximately $1.3 million of which were fulfilled during the year ended December 31, 2020, with the remaining approximately $0.7 million included in accounts payable and accrued liabilities as of December 31, 2020 and fulfilled in January 2021.

As described below, on March 7, 2022, our board of directors approved the complete suspension of our SRP, effective immediately.

Suspension of DRP and SRP

In connection with a review of liquidity alternatives by the Board, on March 7, 2022, the Board approved the full suspension of our DRP and SRP. Under our DRP, the Board may amend, modify, suspend or terminate our plan for any reason upon 10 days' written notice to the participants.

Consistent with the terms of our DRP, distributions declared by the Board for the month of February 2022, which were paid on or about March 15, 2022, were not affected by this suspension. However, beginning with the distributions declared by the Board for the month of March 2022, which were paid in April 2022, and continuing until such time as the Board may approve the resumption of the DRP, if ever, all distributions declared by the Board will be paid to our stockholders in cash.

Prior to the suspension of our SRP, consistent with its terms, all redemption requests received, and not withdrawn, on or prior to the last day of the applicable quarter were processed on the last business day of the month following the end of the quarter in which the redemption requests were received. Accordingly, redemption requests received during the fourth quarter of 2021 were processed on January 31, 2022, and redemption requests received during the first quarter of 2022 ordinarily would have needed to be received on or prior to March 31, 2022 and would have been processed on April 30, 2022. However, the effective date of the aforementioned suspension of our SRP occurred prior to March 31, 2022. Accordingly, any redemption requests received during the year ended December 31, 2022, or any future quarter, will not be processed until the Board approves the resumption of our SRP, if ever.

Operating Partnership Redemption Rights

Generally, the limited partners of our Operating Partnership, have the right to cause our Operating Partnership to redeem their limited partnership units for cash equal to the value of an equivalent number of our shares, or, at our option, we may purchase their limited partnership units by issuing one share of our common stock for each limited partnership unit redeemed. These rights may not be exercised under certain circumstances that could cause us to lose our REIT election. Furthermore, limited partners may exercise their redemption rights only after their limited partnership units have been outstanding for one year.

Additionally, the Class A-1 Units issued in connection with the Self Administration Transaction are subject to the general restrictions on transfer contained in the Operating Partnership Agreement. The Class A-1 Units are otherwise entitled to all rights and duties of the Class A limited partnership units in the Operating Partnership, including cash distributions and the allocation of any profits or losses in the Operating Partnership.

Other Contingencies and Commitments

We have severance arrangements which cover certain members of our management team; these provide for severance payments upon certain events, including after a change of control.

See Note 10 – Related Party Transactions related to our debt investments in the Managed REITs for more information about our contingent obligations under these agreements.

As of December 31, 2022, pursuant to various contractual relationships, we are required to make other non-cancellable payments in the amounts of approximately $2.4 million, and $2.5 million during the years ending December 31, 2023 and 2024, respectively.

From time to time, we are party to legal, regulatory and other proceedings that arise in the ordinary course of our business. In accordance with applicable accounting guidance, management accrues an estimated liability when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. We are not aware of any such proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition.

Note 13. Declaration of Distributions

On December 21, 2022, our board of directors declared a distribution rate for the month of January 2023 of approximately $0.00164 per day per share on the outstanding shares of common stock payable to Class A and Class T stockholders of record of such shares as shown on our books at the close of business on each day of the period commencing on January 1, 2023 and ending January 31, 2023. On January 17, 2023, our board of directors declared a distribution rate for the month of February 2023 of approximately $0.00164 per day per share on the outstanding shares of common stock payable to Class A and Class T stockholders of record of such shares as shown on our books at the close of business on each day of the period commencing on February 1, 2023 and ending February 28, 2023. On February 24, 2023, our board of directors declared a distribution rate for the month of March 2023 of approximately $0.00164 per day per share on the outstanding shares of common stock payable to Class A and Class T stockholders of record of such shares as shown on our books at the close of business on each day of the period commencing on March 1, 2023 and ending March 31, 2023. Such distributions payable to each stockholder of record during a month will be paid the following month.

Note 14. Subsequent Events

In addition to the subsequent events discussed elsewhere in the notes to the financial statements, the following events occurred subsequent to December 31, 2022:

On January 30, 2023, SSSR Preferred Investor, LLC (the "Preferred Investor"), an indirect subsidiary of the Company, entered into a Series A Cumulative Redeemable Preferred Unit Purchase Agreement (the "Agreement") with Strategic Storage Trust VI, Inc. ("SST VI") and Strategic Storage Operating Partnership VI, L.P. ("SST VI OP"). An indirect subsidiary of the Company serves as the sponsor of SST VI. Pursuant to the terms of the Agreement, the Preferred Investor purchased 600,000 units of limited partnership interest in SST VI OP (the "Preferred Units") for an aggregate of $15 million (the "Preferred Investment"). Upon the closing of the Preferred Investment, the Preferred Investor was due an investment fee equal to 1% of the investment amount. The Preferred Investor will receive distributions, payable monthly in arrears, at a rate of 7.0 % per annum from the date of issuance until the second anniversary of the date of issuance, 8.0% per annum commencing thereafter until the third anniversary of the date of issuance, 9.0% per annum commencing thereafter until the fourth anniversary of the date of issuance, and 10% per annum thereafter, payable storage acquisition, development, and improvement activities, and working capital or other general partnership purposes. Each Preferred Unit has a liquidation preference of $25.00, plus all accumulated and unpaid distributions. The Preferred Units may be redeemed, in whole or in part, at the option of SST VI OP at any time or from time to time following the second anniversary of the initial date of issuance at a price equal to the sum of the Liquidation Amount plus all accumulated and unpaid distributions thereon.

Issuance of Equity Awards

In February 2023, the compensation committee of our board of directors approved the 2023 executive compensation terms for our executives, which included (1) performance-based equity grants in the form of either, at the election of the executive, restricted stock awards or LTIP Units, and (2) time-based equity grants in the form of either, at the election of the executive, restricted stock awards or LTIP Units.

In February 2023 an aggregate of 271,199 LTIP Units were issued to our executive officers in connection with performance-based equity grants. With respect to performance-based equity grants, the number of LTIP Units granted as of the grant date was equal 200% of the targeted award. These are non-vested grants which shall vest based on ranges from a threshold of 0% to a maximum of 200% of the targeted equity award set for each executive by the compensation committee, with such percentage being determined based upon our ranking as compared to a peer group of publicly traded self storage REITs in terms of the average same-store revenue growth, analyzed over a three-year period.

Similarly, in February 2023 an aggregate of 275,308 LTIP Units were issued to our executive officers in connection with time-based equity grants. These are non-vested grants which shall vest ratably over four years, with the first tranche vesting on December 31, 2023, subject to the recipient's continued employment through the applicable vesting date.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2022

			Initial Cost to Company				Gross Carrying Amount at December 31, 2022					
Description	ST	Encumbrance	Land	Building and Improvements	Total	Cost Capitalized Subsequent to Acquisition	Land	Building and Improvements	Total [(1)]	Accumulated Depreciation	Date of Construction	Date Acquired
Morrisville	NC	$ — [(4)]	$ 531,000	$ 1,891,000	$ 2,422,000	$ 204,262	$ 531,000	$ 2,095,262	$ 2,626,262	$ 652,967	2004	11/3/2014
Cary	NC	— [(4)]	1,064,000	3,301,000	4,365,000	244,450	1,064,000	3,545,450	4,609,450	1,055,508	1998/2005/2006	11/3/2014
Raleigh	NC	— [(4)]	1,186,000	2,540,000	3,726,000	378,893	1,186,000	2,918,893	4,104,893	1,036,976	1999	11/3/2014
Myrtle Beach I	SC	8,491,387	1,482,000	4,476,000	5,958,000	546,002	1,482,000	5,022,002	6,504,002	1,575,498	1998/2005-2007	11/3/2014
Myrtle Beach II	SC	6,736,055	1,690,000	3,654,000	5,344,000	401,685	1,690,000	4,055,685	5,745,685	1,308,034	1999/2006	11/3/2014
Whittier	CA	4,495,305	2,730,000	2,916,875	5,646,875	735,636	2,730,000	3,652,511	6,382,511	1,266,433	1989	2/19/2015
La Verne	CA	3,093,713	1,950,000	2,036,875	3,986,875	345,409	1,950,000	2,382,284	4,332,284	879,912	1986	1/23/2015
Santa Ana	CA	5,075,474	4,890,000	4,006,875	8,896,875	756,398	4,890,000	4,763,273	9,653,273	1,624,906	1978	2/5/2015
Upland	CA	3,528,728	2,950,000	3,016,875	5,966,875	596,231	2,950,000	3,613,106	6,563,106	1,294,817	1979	1/29/2015
La Habra	CA	3,576,890	2,060,000	2,356,875	4,416,875	652,209	2,060,000	3,009,084	5,069,084	929,982	1981	2/5/2015
Monterey Park	CA	2,513,545	2,020,000	2,216,875	4,236,875	400,444	2,020,000	2,617,319	4,637,319	806,159	1987	2/5/2015
Huntington Beach	CA	6,815,534	5,460,000	4,856,875	10,316,875	508,065	5,460,000	5,364,940	10,824,940	1,772,180	1986	2/5/2015
Chico	CA	1,136,033	400,000	1,336,875	1,736,875	372,580	400,000	1,709,455	2,109,455	595,664	1984	1/23/2015
Lancaster	CA	1,643,514	200,000	1,516,875	1,716,875	544,234	200,000	2,061,109	2,261,109	772,616	1980	1/29/2015
Riverside	CA	2,271,845	370,000	2,326,875	2,696,875	744,444	370,000	3,071,319	3,441,319	1,013,228	1985	1/23/2015
Fairfield	CA	2,682,779	730,000	2,946,875	3,676,875	322,208	730,000	3,269,083	3,999,083	1,036,507	1984	1/23/2015
Lompoc	CA	2,755,244	1,000,000	2,746,875	3,746,875	348,373	1,000,000	3,095,248	4,095,248	959,467	1982	2/5/2015
Santa Rosa	CA	7,154,002	3,150,000	6,716,875	9,866,875	837,876	3,150,000	7,554,751	10,704,751	2,394,886	1979-1981	1/29/2015
Vallejo	CA	— [(4)]	990,000	3,946,875	4,936,875	466,627	990,000	4,413,502	5,403,502	1,378,210	1981	1/29/2015
Federal Heights	CO	2,320,229	1,100,000	3,346,875	4,446,875	397,310	1,100,000	3,744,185	4,844,185	1,410,847	1983	1/29/2015
Aurora	CO	4,688,842	810,000	5,906,875	6,716,875	873,782	810,000	6,780,657	7,590,657	2,182,032	1984	2/5/2015
Littleton	CO	2,126,913	1,680,000	2,456,875	4,136,875	380,972	1,680,000	2,837,847	4,517,847	972,290	1985	1/23/2015
Bloomingdale	IL	2,320,229	810,000	3,856,874	4,666,874	516,113	810,000	4,372,987	5,182,987	1,376,557	1987	2/19/2015
Crestwood	IL	1,595,130	250,000	2,096,875	2,346,875	438,121	250,000	2,534,996	2,784,996	870,846	1987	1/23/2015
Forestville	MD	3,383,575	1,940,000	4,346,875	6,286,875	1,155,658	1,940,000	5,502,533	7,442,533	2,074,243	1988	1/23/2015
Warren I	MI	1,909,295	230,000	2,966,875	3,196,875	605,075	230,000	3,571,950	3,801,950	1,180,432	1996	5/8/2015
Sterling Heights	MI	2,247,764	250,000	3,286,875	3,536,875	917,177	250,000	4,204,052	4,454,052	1,324,243	1977	5/21/2015
Troy	MI	3,335,413	240,000	4,176,875	4,416,875	464,700	240,000	4,641,575	4,881,575	1,455,387	1988	5/8/2015
Warren II	MI	2,199,380	240,000	3,066,875	3,306,875	748,969	240,000	3,815,844	4,055,844	1,286,694	1987	5/8/2015
Beverly	NJ	1,353,430	400,000	1,696,875	2,096,875	363,219	400,000	2,060,094	2,460,094	634,190	1988	5/28/2015
Everett	WA	2,658,476	2,010,000	2,956,875	4,966,875	810,891	2,010,000	3,767,766	5,777,766	1,185,904	1986	2/5/2015
Foley	AL	4,036,209	1,839,000	5,717,000	7,556,000	922,571	1,839,000	6,639,571	8,478,571	2,043,884	1985/1996/2006	9/11/2015
Tampa	FL	1,595,130	718,244	2,257,471	2,975,715	595,503	718,244	2,852,974	3,571,218	860,973	1985	11/3/2015
Boynton Beach	FL	7,975,648	1,983,491	15,232,817	17,216,308	562,650	1,983,491	15,795,467	17,778,958	3,390,161	2004	1/7/2016
Lancaster II	CA	2,296,148	670,392	3,711,424	4,381,816	368,560	670,392	4,079,984	4,750,376	1,124,491	1991	1/11/2016
Milton[(2)]	ONT	— [(4)]	1,452,870	7,929,810	9,382,680	631,867 [(3)]	1,490,206	8,524,341	10,014,547	1,850,082	2006	2/11/2016
Burlington I[(2)]	ONT	— [(4)]	3,293,267	10,278,861	13,572,128	843,154 [(3)]	3,377,898	11,037,384	14,415,282	2,405,590	2011	2/11/2016
Oakville I[(2)]	ONT	— [(4)]	2,655,215	13,072,458	15,727,673	2,456,332 [(3)]	2,723,449	15,460,556	18,184,005	3,394,879	2016	2/11/2016
Oakville II[(2)]	ONT	— [(4)]	2,983,307	9,346,283	12,329,590	311,685 [(3)]	2,975,847	9,665,428	12,641,275	2,187,289	2004	2/29/2016
Burlington II[(2)]	ONT	— [(4)]	2,944,035	5,125,839	8,069,874	242,547 [(3)]	2,936,674	5,375,747	8,312,421	1,212,620	2008	2/29/2016
Xenia	OH	— [(4)]	275,493	2,664,693	2,940,186	175,415	275,493	2,840,108	3,115,601	766,260	2003	4/20/2016
Sidney	OH	— [(4)]	255,246	1,806,349	2,061,595	232,575	255,246	2,038,924	2,294,170	806,881	2003	4/20/2016
Troy	OH	— [(4)]	150,666	2,596,010	2,746,676	206,114	150,666	2,802,124	2,952,790	858,965	2003	4/20/2016
Greenville	OH	— [(4)]	82,598	1,909,466	1,992,064	209,324	82,598	2,118,790	2,201,388	568,842	2003	4/20/2016

Description	ST	Encumbrance	Initial Cost to Company: Land	Initial Cost to Company: Building and Improvements	Initial Cost to Company: Total	Cost Capitalized Subsequent to Acquisition	Gross Carrying Amount at December 31, 2022: Land	Gross Carrying Amount at December 31, 2022: Building and Improvements	Gross Carrying Amount at December 31, 2022: Total [1]	Accumulated Depreciation	Date of Construction	Date Acquired
Washington Court House	OH	— [4]	255,456	1,882,203	2,137,659	173,835	255,456	2,056,038	2,311,494	571,588	2003	4/20/2016
Richmond	IN	— [4]	223,159	2,944,379	3,167,538	225,125	223,159	3,169,504	3,392,663	900,168	2003	4/20/2016
Connersville	IN	— [4]	155,533	1,652,290	1,807,823	155,266	155,533	1,807,556	1,963,089	506,706	2003	4/20/2016
Port St. Lucie I	FL	— [4]	2,589,781	6,339,578	8,929,359	269,080	2,589,781	6,608,658	9,198,439	1,585,837	1999	4/29/2016
Sacramento	CA	— [4]	1,205,209	6,616,767	7,821,976	146,392	991,287	6,977,081	7,968,368	1,538,414	2006	5/9/2016
Oakland	CA	— [4]	5,711,189	6,902,446	12,613,635	346,418	5,711,189	7,248,864	12,960,053	1,582,865	1979	5/18/2016
Concord	CA	— [4]	19,090,003	17,202,868	36,292,871	923,103	19,090,003	18,125,971	37,215,974	4,029,552	1988/1998	5/18/2016
Pompano Beach	FL	8,502,149	3,947,715	16,656,002	20,603,717	299,630	3,947,715	16,955,632	20,903,347	3,365,982	1979	6/1/2016
Lake Worth	FL	10,225,596	12,108,208	10,804,173	22,912,381	399,142	12,108,208	11,203,315	23,311,523	3,093,048	1998/2003	6/1/2016
Jupiter	FL	11,469,344	16,029,881	10,556,833	26,586,714	406,654	16,029,881	10,963,487	26,993,368	2,521,208	1992/2012	6/1/2016
Royal Palm Beach	FL	9,604,947	11,425,394	13,275,322	24,700,716	356,831	11,425,394	13,632,153	25,057,547	3,501,241	2001/2003	6/1/2016
Port St. Lucie II	FL	6,897,272	5,130,621	8,410,474	13,541,095	455,469	5,130,621	8,865,943	13,996,564	2,179,584	2002	6/1/2016
Wellington	FL	— [4]	10,233,511	11,662,801	21,896,312	259,926	10,233,511	11,922,727	22,156,238	2,553,809	2005	6/1/2016
Doral	FL	— [4]	11,335,658	11,485,045	22,820,703	384,227	11,335,658	11,869,272	23,204,930	2,599,570	1998	6/1/2016
Plantation	FL	15,267,178	12,989,079	19,224,919	32,213,998	851,417	12,989,079	20,076,336	33,065,415	4,267,131	2002/2012	6/1/2016
Naples	FL	— [4]	11,789,085	12,771,305	24,560,390	395,774	11,789,085	13,167,079	24,956,164	2,778,539	2002	6/1/2016
Delray	FL	11,753,240	17,096,692	12,983,627	30,080,319	347,660	17,096,692	13,331,287	30,427,979	2,921,059	2003	6/1/2016
Baltimore	MD	— [4]	3,897,872	22,427,843	26,325,715	717,900	3,897,872	23,145,743	27,043,615	5,166,657	1990/2014	6/1/2016
Sonoma	CA	6,795,065	3,468,153	3,679,939	7,148,092	224,692	3,468,153	3,904,631	7,372,784	922,006	1984	6/14/2016
Las Vegas I	NV	11,158,848	2,391,220	11,117,892	13,509,112	308,960	2,391,220	11,426,852	13,818,072	2,275,449	2002	7/28/2016
Las Vegas II	NV	11,207,605	3,840,088	9,916,937	13,757,025	356,819	3,840,088	10,273,756	14,113,844	2,195,007	2000	9/23/2016
Las Vegas III	NV	8,474,386	2,565,579	6,338,944	8,904,523	448,830	2,565,579	6,787,774	9,353,353	1,494,689	1989	9/27/2016
Asheville I	NC	— [4]	3,619,676	11,173,603	14,793,279	517,214	3,619,676	11,690,817	15,310,493	2,560,579	1988/2005/2015	12/30/2016
Asheville II	NC	— [4]	1,764,969	3,107,311	4,872,280	261,878	1,764,969	3,369,189	5,134,158	778,907	1984	12/30/2016
Hendersonville I	NC	— [4]	1,081,547	3,441,204	4,522,751	269,243	1,081,547	3,710,447	4,791,994	807,391	1982	12/30/2016
Asheville III	NC	— [4]	5,096,833	4,620,013	9,716,846	298,426	5,096,833	4,918,439	10,015,272	1,188,790	1991/2002	12/30/2016
Arden	NC	— [4]	1,790,118	10,265,741	12,055,859	553,138	1,790,118	10,818,879	12,608,997	2,108,799	1973	12/30/2016
Asheville IV	NC	— [4]	4,558,139	4,455,118	9,013,257	294,611	4,558,139	4,749,729	9,307,868	1,158,851	1985/1986/2005	12/30/2016
Asheville V	NC	— [4]	2,414,680	7,826,417	10,241,097	433,376	2,414,680	8,259,793	10,674,473	1,794,288	1978/2009/2014	12/30/2016
Asheville VI	NC	— [4]	1,306,240	5,121,332	6,427,572	288,489	1,306,240	5,409,821	6,716,061	1,099,654	2004	12/30/2016
Asheville VIII	NC	— [4]	1,764,965	6,162,855	7,927,820	319,160	1,764,965	6,482,015	8,246,980	1,456,375	1968/2002	12/30/2016
Hendersonville II	NC	— [4]	2,597,584	5,037,350	7,634,934	341,573	2,597,584	5,378,923	7,976,507	1,385,172	1989/2003	12/30/2016
Asheville VII	NC	— [4]	782,457	2,139,791	2,922,248	95,973	782,457	2,235,764	3,018,221	526,446	1999	12/30/2016
Sweeten Creek Land	NC	—	348,480	-	348,480	-	348,480	-	348,480	-	N/A	12/30/2016
Highland Center Land	NC	—	50,000	-	50,000	-	50,000	-	50,000	-	N/A	12/30/2016
Aurora II	CO	— [4]	1,584,664	8,196,091	9,780,755	161,797	1,584,664	8,357,888	9,942,552	1,959,680	2012	1/11/2017
Dufferin[2]	ONT	— [4]	6,258,511	16,287,332	22,545,843	1,698,188 [3]	6,544,256	17,699,775	24,244,031	3,371,759	2015	2/1/2017
Mavis[2]	ONT	— [4]	4,657,233	14,493,508	19,150,741	1,207,696 [3]	4,869,868	15,488,569	20,358,437	2,908,138	2013	2/1/2017
Brewster[2]	ONT	— [4]	4,136,329	9,527,410	13,663,739	837,189 [3]	4,325,182	10,175,746	14,500,928	1,956,001	2013	2/1/2017
Granite[2]	ONT	— [4]	3,126,446	8,701,429	11,827,875	724,916 [3]	3,269,190	9,283,601	12,552,791	1,698,329	1998/2016	2/1/2017
Centennial[2]	ONT	— [4]	1,714,644	11,428,538	13,143,182	688,090 [3]	1,792,930	12,038,342	13,831,272	2,161,162	2016/2017	2/1/2017
Ft. Pierce	FL	8,764,926	1,152,931	12,398,306	13,551,237	229,192	1,152,931	12,627,498	13,780,429	1,559,942	2008	1/24/2019
Russell Blvd, Las Vegas II	NV	— [4]	3,433,634	15,449,497	18,883,131	692,595	3,510,075	16,065,651	19,575,726	2,455,682	1996	1/24/2019
Jones Blvd, Las Vegas I	NV	— [4]	1,975,283	12,565,410	14,540,693	186,266	1,975,283	12,751,676	14,726,959	1,561,518	1999	1/24/2019
Airport Rd, Colorado Springs	CO	— [4]	870,373	7,877,813	8,748,186	312,027	870,373	8,189,840	9,060,213	1,082,369	1983	1/24/2019
Riverside	CA	— [4]	1,259,685	6,995,794	8,255,479	365,030	1,259,685	7,360,824	8,620,509	1,024,838	1980	1/24/2019

Description	ST	Encumbrance	Initial Cost to Company: Land	Initial Cost to Company: Building and Improvements	Initial Cost to Company: Total	Cost Capitalized Subsequent to Acquisition	Gross Carrying Amount at December 31, 2022: Land	Gross Carrying Amount at December 31, 2022: Building and Improvements	Gross Carrying Amount at December 31, 2022: Total [1]	Accumulated Depreciation	Date of Construction	Date Acquired
Stockton	CA	— [4]	783,938	7,706,492	8,490,430	215,432	783,938	7,921,924	8,705,862	1,063,931	1984	1/24/2019
Azusa	CA	— [4]	4,384,861	9,153,677	13,538,538	192,710	4,384,861	9,346,387	13,731,248	1,201,203	1986	1/24/2019
Romeoville	IL	— [4]	964,701	5,755,146	6,719,847	369,798	964,701	6,124,944	7,089,645	870,184	1986	1/24/2019
Elgin	IL	— [4]	1,162,197	2,895,052	4,057,249	184,869	1,162,197	3,079,921	4,242,118	554,774	1986	1/24/2019
San Antonio I	TX	— [4]	1,602,740	9,196,093	10,798,833	213,577	1,602,740	9,409,670	11,012,410	1,225,041	1998	1/24/2019
Kingwood	TX	— [4]	1,016,291	9,358,519	10,374,810	228,992	1,016,291	9,587,511	10,603,802	1,301,662	2001	1/24/2019
Aurora III	CO	— [4]	1,678,141	5,958,219	7,636,360	134,038	1,678,141	6,092,257	7,770,398	1,041,306	2015	1/24/2019
Stoney Creek I [2]	ONT	— [4]	2,363,127	8,154,202	10,517,329	(47,151) [3]	2,328,422	8,141,756	10,470,178	1,089,451	N/A	1/24/2019
Torbarrie [2]	ONT	— [4]	2,714,051	5,262,813	7,976,864	7,949,502 [3]	2,674,192	13,252,174	15,926,366	1,406,635	1980	1/24/2019
Baseline	AZ	— [4]	1,307,289	11,385,380	12,692,669	220,452	1,307,289	11,605,832	12,913,121	1,551,922	2016	1/24/2019
3173 Sweeten Creek Rd, Asheville	NC	— [4]	1,036,164	8,764,558	9,800,722	1,234,645	1,036,164	9,999,203	11,035,367	1,223,873	1982	1/24/2019
Elk Grove	IL	— [4]	2,384,166	6,000,071	8,384,237	211,960	2,384,166	6,212,031	8,596,197	852,715	2016	1/24/2019
Garden Grove	CA	— [4]	8,076,202	13,152,494	21,228,696	279,159	8,076,202	13,431,653	21,507,855	1,743,967	2017	1/24/2019
Deaverview Rd, Asheville	NC	— [4]	1,449,001	4,412,039	5,861,040	315,871	1,449,001	4,727,910	6,176,911	693,994	1992	1/24/2019
Highland Center Blvd, Asheville	NC	— [4]	1,763,875	4,823,116	6,586,991	302,930	1,763,875	5,126,046	6,889,921	713,589	1994	1/24/2019
Sarasota	FL	— [4]	1,084,165	7,359,913	8,444,078	137,663	1,084,165	7,497,576	8,581,741	933,825	2017	1/24/2019
Mount Pleasant	SC	— [4]	1,054,553	5,678,794	6,733,347	139,511	1,054,553	5,818,305	6,872,858	724,650	2016	1/24/2019
Nantucket	MA	20,207,278	5,854,837	33,210,517	39,065,354	199,113	5,854,837	33,409,630	39,264,467	4,002,850	2002	1/24/2019
Pembroke Pines	FL	— [4]	3,146,970	14,296,167	17,443,137	127,183	3,146,970	14,423,350	17,570,320	1,822,621	2018	1/24/2019
Riverview	FL	— [4]	1,593,082	7,102,271	8,695,353	3,294,325	2,405,974	9,583,704	11,989,678	1,097,546	2018	1/24/2019
Eastlake	CA	— [4]	2,120,104	15,417,746	17,537,850	169,002	2,120,104	15,586,748	17,706,852	1,815,870	2018	1/24/2019
McKinney	TX	— [4]	2,177,186	9,320,876	11,498,062	222,422	2,101,521	9,618,963	11,720,484	1,183,221	2016	1/24/2019
Hualapai Way, Las Vegas	NV	— [4]	742,839	9,018,717	9,761,556	95,212	742,839	9,113,929	9,856,768	1,132,369	2018	1/24/2019
Gilbert	AZ	— [4]	1,379,687	9,021,255	10,400,942	375,672	1,037,750	9,738,864	10,776,614	1,100,568	2019	7/11/2019
Industrial, Jensen Beach	FL	4,009,000	893,648	6,969,348	7,862,996	42,310	893,648	7,011,658	7,905,306	415,305	1979	3/17/2021
Emmett F Lowry Expy, Texas City	TX	5,112,000	940,119	8,643,066	9,583,185	34,593	940,119	8,677,659	9,617,778	507,728	2010	3/17/2021
Van Buren Blvd, Riverside II	CA	3,510,000	2,308,151	7,393,117	9,701,268	147,637	2,308,151	7,540,754	9,848,905	418,015	1984	3/17/2021
Las Vegas Blvd, Las Vegas	NV	5,413,000	922,569	11,035,721	11,958,290	61,779	922,569	11,097,500	12,020,069	591,900	1996	3/17/2021
Goodlette Rd, Naples	FL	— [4]	2,467,683	18,647,151	21,114,834	105,108	2,467,683	18,752,259	21,219,942	1,027,884	2001	3/17/2021
Centennial Pkwy, LV II	NV	7,118,000	1,397,045	15,193,510	16,590,555	57,329	1,397,045	15,250,839	16,647,884	841,303	2006	3/17/2021
Texas Ave, College Station	TX	— [4]	3,530,460	5,583,528	9,113,988	24,331	3,530,460	5,607,859	9,138,319	356,471	2004	3/17/2021
Meridian Ave, Puyallup	WA	6,616,000	5,747,712	9,884,313	15,632,025	41,899	5,747,712	9,926,212	15,673,924	648,705	1990	3/17/2021
Westheimer Pkwy, Katy	TX	— [4]	1,212,751	6,423,972	7,636,723	39,686	1,212,751	6,463,658	7,676,409	364,032	2003	3/17/2021
FM 1488, The Woodlands II	TX	— [4]	1,945,532	8,905,822	10,851,354	39,641	1,945,532	8,945,463	10,890,995	529,289	2007	3/17/2021
Hwy 290, Cypress	TX	— [4]	2,832,498	5,259,689	8,092,187	105,836	2,832,498	5,365,525	8,198,023	338,028	2002	3/17/2021
Lake Houston Pkwy, Humble	TX	— [4]	2,475,909	6,539,367	9,015,276	95,516	2,475,909	6,634,883	9,110,792	447,286	2004	3/17/2021
Gosling Rd, The Woodlands	TX	— [4]	1,248,558	7,314,476	8,563,034	81,337	1,248,558	7,395,813	8,644,371	429,883	2002	3/17/2021
Queenston Blvd, Houston	TX	— [4]	778,007	5,241,798	6,019,805	114,145	778,007	5,355,943	6,133,950	319,290	2007	3/17/2021
Jim Johnson Rd, Plant City	FL	8,722,000	1,176,605	20,045,758	21,222,363	49,084	1,176,605	20,094,842	21,271,447	1,347,264	2004	3/17/2021
Frelinghuysen Ave, Newark	NJ	— [4]	10,700,968	24,754,531	35,455,499	1,861,781	10,700,968	26,616,312	37,317,280	1,546,567	1931	3/17/2021
Redmond Fall City Rd, Redmond	WA	— [4]	3,874,807	7,061,417	10,936,224	104,302	3,874,807	7,165,719	11,040,526	443,033	1997	3/17/2021

				Initial Cost to Company				Gross Carrying Amount at December 31, 2022					
Description	ST	Encumbrance		Land	Building and Improvements	Total	Cost Capitalized Subsequent to Acquisition	Land	Building and Improvements	Total [1]	Accumulated Depreciation	Date of Construction	Date Acquired
Greenway Rd, Surprise	AZ	—	(4)	1,340,075	7,587,601	8,927,676	87,372	1,340,075	7,674,973	9,015,048	446,777	2019	3/17/2021
Marshall Farms Rd, Ocoee	FL	—	(4)	1,253,081	10,931,368	12,184,449	12,214	1,253,081	10,943,582	12,196,663	593,995	2019	3/17/2021
Ardrey Kell Rd, Charlotte	NC	—	(4)	1,316,193	15,140,130	16,456,323	—	1,316,193	15,140,130	16,456,323	820,471	2018	3/17/2021
University City, Charlotte II	NC	—	(4)	1,134,981	11,301,614	12,436,595	14,335	1,134,981	11,315,949	12,450,930	627,380	2017	3/17/2021
Hydraulic Rd, Charlottesville	VA	—	(4)	1,846,479	16,268,290	18,114,769	2,832	1,846,479	16,271,122	18,117,601	867,689	2017	3/17/2021
Metcalf St, Escondido	CA	—	(4)	1,018,965	18,019,171	19,038,136	158,450	1,018,965	18,177,621	19,196,586	946,495	2019	3/17/2021
Tamiami Trail, Punta Gorda	FL	—	(4)	2,034,608	15,764,762	17,799,370	13,746	2,034,608	15,778,508	17,813,116	875,594	1992	3/17/2021
Iroquois Shore Rd, Oakville III [2]	ONT	11,992,500		1,423,150	18,637,895	20,061,045	(1,446,109) [3]	1,314,804	17,300,132	18,614,936	863,228	2020	4/16/2021
Van Buren Blvd, Riverside III	CA	—		3,705,043	6,511,602	10,216,645	255,935	3,705,043	6,767,537	10,472,580	414,447	1996	5/27/2021
Alameda Pkwy, Lakewood	CO	—	(4)	2,134,320	14,750,963	16,885,283	352,899	2,134,320	15,103,862	17,238,182	564,837	1998	10/19/2021
Algonquin Rd, Algonquin	IL	—	(4)	717,325	17,439,376	18,156,701	211,176	717,325	17,650,552	18,367,877	516,204	1987	2/8/2022
Pell Cir, Sacramento	CA	—	(4)	1,796,664	22,828,895	24,625,559	167,122	1,796,664	22,996,017	24,792,681	483,354	1981	5/10/2022
St. Johns Commons Rd, St. Johns	FL	—	(4)	1,099,464	14,432,172	15,531,636	64,721	1,099,464	14,496,893	15,596,357	270,182	2017	5/17/2022
Mills Station Rd, Sacramento	CA	—	(4)	2,685,588	13,075,090	15,760,678	1,231	2,685,588	13,076,321	15,761,909	260,320	1979	6/1/2022
Happy Valley Rd, Phoenix	AZ	—	(4)	542,935	9,132,940	9,675,875	10,021	542,935	9,142,961	9,685,896	168,415	1941	6/1/2022
West Rd, Houston	TX	—	(4)	1,310,537	16,908,880	18,219,417	2,700	1,310,537	16,911,580	18,222,117	302,348	2018	6/1/2022
Capitol Dr, Milwaukee	WI	—	(4)	1,065,590	11,782,373	12,847,963	78,826	1,065,590	11,861,199	12,926,789	216,250	1996	6/1/2022
Bothell Everett, Mill Creek	WA	—	(4)	4,814,088	28,674,527	33,488,615	241,791	4,814,088	28,916,318	33,730,406	594,238	2003	6/1/2022
12th Ave, Homestead	FL	—	(4)	1,607,054	32,909,667	34,516,721	16,865	1,607,054	32,926,532	34,533,586	568,497	2019	6/1/2022
16900 State Rd, Lutz	FL	—	(4)	2,674,729	26,985,047	29,659,776	—	2,674,729	26,985,047	29,659,776	471,954	2019	6/1/2022
34th St, St. Petersburg	FL	—	(4)	1,896,569	23,290,141	25,186,710	—	1,896,569	23,290,141	25,186,710	423,797	2020	6/1/2022
Durango, Las Vegas	NV	—	(4)	2,355,229	26,030,925	28,386,154	—	2,355,229	26,030,925	28,386,154	445,180	2019	6/1/2022
93rd Ave SW, Olympia	WA	—	(4)	2,159,298	18,458,512	20,617,810	75,777	2,159,298	18,534,289	20,693,587	353,379	2006	6/1/2022
Aurora IV	CO	—		1,222,564	10,445,390	11,667,954	107,697	1,222,564	10,553,087	11,775,651	169,646	2018	6/28/2022
Corporate Office	CA	3,925,446		975,000	5,525,000	6,500,000	696,545	975,000	6,221,545	7,196,545	564,950	2018	1/24/2019
		$ 304,757,639		$ 419,364,049	$ 1,402,876,722	$ 1,822,240,771	$ 64,964,874	$ 420,522,591	$ 1,466,683,054	$ 1,887,205,645	$ 202,682,688		

(1) The aggregate cost of real estate for United States federal income tax purposes is approximately $1,880,795,210

(2) This property is located in Ontario, Canada.

(3) The change in cost at these self storage facilities are the net of the impact of foreign exchange rate changes and any actual additions.

(4) The equity interest in these wholly-owned subsidiaries that directly own these unencumbered real estate assets comprise the borrowing base of the KeyBank Credit Facility and such equity interests were pledged as of December 31, 2022 for the benefit of the lenders thereunder.

Activity in real estate facilities during 2022, 2021, and 2021 was as follows:

		2022		2021		2020
Real estate facilities						
Balance at beginning of year	$	1,593,623,628	$	1,210,102,582	$	1,173,825,368
Facility acquisitions		298,341,568		371,507,610		—
Impact of foreign exchange rate changes		(12,984,154)		(138,457)		4,147,798
Improvements and additions		8,224,603		12,151,893		32,129,416
Other facility acquisitions		—		15,689,143		—
Disposition due to deconsolidation		—		(15,689,143)		—
Balance at end of year	**$**	**1,887,205,645**	**$**	**1,593,623,628**	**$**	**1,210,102,582**
Accumulated depreciation						
Balance at beginning of year	$	(155,926,875)	$	(115,903,045)	$	(83,692,491)
Asset disposals		—		—		—
Depreciation expense		(48,400,073)		(40,158,233)		(31,711,102)
Disposition due to deconsolidation		—		62,466		—
Impact of foreign exchange rate changes		1,644,260		71,937		(499,452)
Balance at end of year	**$**	**(202,682,688)**	**$**	**(155,926,875)**	**$**	**(115,903,045)**
Construction in process						
Balance at beginning of year	$	1,799,004	$	1,761,303	$	12,237,722
Net additions and assets placed into service		2,691,922		37,701		(10,476,419)
Balance at end of year	**$**	**4,490,926**	**$**	**1,799,004**	**$**	**1,761,303**
Real estate facilities, net	**$**	**1,689,013,883**	**$**	**1,439,495,757**	**$**	**1,095,960,840**

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated November 10, 2020, by and among SmartStop Self Storage REIT, Inc., Strategic Storage Trust IV, Inc., and SST IV Merger Sub, LLC, incorporated by reference to Exhibit 2.1 to the Company's Form 8-K, filed on November 12, 2020, Commission File No. 000-55617
2.2	Agreement and Plan of Merger, dated February 24, 2022, by and among SmartStop Self Storage REIT, Inc., Strategic Storage Growth Trust II, Inc., and SSGT II Merger Sub, LLC, incorporated by reference to Exhibit 2.1 to the Company's Form 8-K, filed on February 24, 2022, Commission File No. 000-55617
3.1	Second Articles of Amendment and Restatement of SmartStop Self Storage REIT, Inc., incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on September 19, 2019, Commission File No. 000-55617
3.2	Articles Supplementary for Series A Convertible Preferred Stock of SmartStop Self Storage REIT, Inc., incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on October 30, 2019, Commission File No. 000-55617
3.3	Articles of Amendment to Second Articles of Amendment and Restatement of SmartStop Self Storage REIT, Inc., incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on June 23, 2021, Commission File No. 000-55617
3.4	Amended and Restated Bylaws of SmartStop Self Storage REIT, Inc., incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K, filed on September 19, 2019, Commission File No. 000-55617
4.1	Distribution Reinvestment Plan Enrollment Form (included as Appendix A to prospectus), incorporated by reference to the Company's Registration Statement on Form S-3, filed on November 30, 2016, Commission File No. 333-214848
4.2	Second Amended and Restated Distribution Reinvestment Plan (included as Appendix B to prospectus), incorporated by reference to the Company's Registration Statement on Form S-3, filed on November 30, 2016, Commission File No. 333-214848
4.3*	Description of Securities
4.4	Note Purchase Agreement, dated April 19, 2022, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on April 20, 2022, Commission File No. 000-55617
4.5	Form of Note, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on April 20, 2022, Commission File No. 000-55617
10.1+	SmartStop Self Storage REIT, Inc. 2022 Long-Term Incentive Plan, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on June 15, 2022, Commission File No. 000-55617
10.2+*	Form of Time-Based Restricted Stock Agreement (Executives)
10.3+*	Form of Performance-Based Restricted Stock Agreement (Executives)
10.4+*	Form of Restricted Stock Agreement (Directors)
10.5+*	Form of Time-Based LTIP Unit Agreement (Executives)
10.6+*	Form of Performance-Based LTIP Unit Agreement (Executives)
10.7+*	Form of LTIP Unit Agreement (Directors)
10.8	Third Amended and Restated Limited Partnership Agreement, dated June 28, 2019, of Strategic Storage Operating Partnership II, L.P., incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on July 2, 2019, Commission File No. 000-55617
10.9	Amendment No. 1 to Third Amended and Restated Limited Partnership Agreement of SmartStop OP, L.P., incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on October 30, 2019, Commission File No. 000-55617
10.10	Amendment No. 2 to Third Amended and Restated Limited Partnership Agreement of SmartStop OP, L.P., incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on April 24, 2020, Commission File No. 000-55617
10.11	Amendment No. 3 to Third Amended and Restated Limited Partnership Agreement of SmartStop OP, L.P., incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on March 25, 2021, Commission File No. 000-55617

10.12	Amendment No. 4 to Third Amended and Restated Limited Partnership Agreement of SmartStop OP, L.P., incorporated by reference to Exhibit 10.32 to the Registrant's Annual Report on Form 10-K, filed on March 23, 2022, Commission File No. 000-55617
10.13+	SmartStop Self Storage REIT, Inc. Executive Severance and Change of Control Plan, incorporated by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K, filed on March 26, 2021, Commission File No. 000-55617
10.14	Amendment No. 1 to the Executive Severance and Change of Control Plan of SmartStop Self Storage REIT, Inc., incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K, filed on April 24, 2020, Commission File No. 000-55617
10.15	Loan Agreement, incorporated by reference to Exhibit 10.1 to the Company's Form 8-K, filed on August 3, 2016, Commission File No. 000-55617
10.16	KeyBank Guaranty, incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on August 3, 2016, Commission File No. 000-55617
10.17	Promissory Note A-1, incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on August 3, 2016, Commission File No. 000-55617
10.18	Promissory Note A-2, incorporated by reference to Exhibit 10.4 to the Company's Form 8-K filed on August 3, 2016, Commission File No. 000-55617
10.19	CMBS Loan Agreement, dated January 24, 2019, incorporated by reference to Exhibit 10.9 to the Company's Form 8-K, filed on January 30, 2019, Commission File No. 000-55617
10.20	CMBS Promissory Note A-1, dated January 24, 2019, incorporated by reference to Exhibit 10.10 to the Company's Form 8-K, filed on January 30, 2019, Commission File No. 000-55617
10.21	CMBS Promissory Note A-2, dated January 24, 2019, incorporated by reference to Exhibit 10.11 to the Company's Form 8-K, filed on January 30, 2019, Commission File No. 000-55617
10.22	CMBS Promissory Note A-3, dated January 24, 2019, incorporated by reference to Exhibit 10.12 to the Company's Form 8-K, filed on January 30, 2019, Commission File No. 000-55617
10.23	CMBS Promissory Note A-4, dated January 24, 2019, incorporated by reference to Exhibit 10.13 to the Company's Form 8-K, filed on January 30, 2019, Commission File No. 000-55617
10.24	CMBS Guaranty Agreement, dated January 24, 2019, incorporated by reference to Exhibit 10.14 to the Company's Form 8-K, filed on January 30, 2019, Commission File No. 000-55617
10.25	Contribution Agreement, dated June 28, 2019, by and among Strategic Storage Operating Partnership II, L.P., the Company, SmartStop Asset Management, LLC and SmartStop OP Holdings, LLC, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on July 2, 2019, Commission File No. 000-55617
10.26	Registration Rights Agreement, dated June 28, 2019, by and among the Company, Strategic Storage Operating Partnership II, L.P., SmartStop OP Holdings, LLC, SS Growth Advisor, LLC, Strategic 1031, LLC, SS Toronto REIT Advisors, Inc., San Juan Capital, LLC, and JDW 1998 Trust, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed on July 2, 2019, Commission File No. 000-55617
10.27	Form of Indemnification Agreement, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on September 19, 2019, Commission File No. 000-55617
10.28	Preferred Stock Purchase Agreement, dated as of October 29, 2019, by and between SmartStop Self Storage REIT, Inc. and Extra Space Storage LP, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on October 30, 2019, Commission File No. 000-55617
10.29	Investors' Rights Agreement, dated as of October 29, 2019, by and between SmartStop Self Storage REIT, Inc. and Extra Space Storage LP, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed on October 30, 2019, Commission File No. 000-55617
10.30	Credit Agreement, dated March 17, 2021, among SmartStop OP, L.P., as borrower, KeyBank, National Association, as administrative agent, certain other financial institutions acting as joint book runners, joint lead

arrangers, syndication agents and documentation agents, and certain lenders party thereto, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on March 17, 2021, Commission File No. 000-55617

10.31 First Amendment to Credit Agreement, dated October 7, 2021, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on October 7, 2021, Commission File No. 000-55617

10.32 Increase Agreement, dated October 7, 2021, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on October 7, 2021, Commission File No. 000-55617

10.33 Second Amendment to Credit Agreement, dated April 19, 2022, incorporated by reference to Exhibit 10.32 to the Company's Registration Statement on Form S-11, filed on December 12, 2022, Commission File No. 333-264449

21.1* Subsidiaries of SmartStop Self Storage REIT, Inc.

23.1* Consent of Independent Registered Public Accounting Firm

31.1* Certification of Principal Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2* Certification of Principal Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1* Certification of Principal Executive Officer, pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002

32.2* Certification of Principal Executive Financial Officer, pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002

99.1* Consent of Robert A. Stanger & Co., Inc.

101* The following SmartStop Self Storage REIT, Inc. financial information for the Year Ended December 31, 2022, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Loss, (iv) Consolidated Statements of Equity and Temporary Equity, (v) Consolidated Statements of Cash Flows and (vi) the Notes to Consolidated Financial Statements

104* Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

---

*   Filed herewith.
\+   Indicates a management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ladera Ranch, State of California, on March 3, 2023.

SMARTSTOP SELF STORAGE REIT, INC.

By: /s/ H. Michael Schwartz
     H. Michael Schwartz
     Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ H. Michael Schwartz H. Michael Schwartz	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	March 3, 2023
/s/ James R. Barry James R. Barry	Chief Financial Officer and Treasurer (Principal Financial Officer)	March 3, 2023
/s/ Michael Terjung Michael Terjung	Chief Accounting Officer (Principal Accounting Officer)	March 3, 2023
/s/ David J. Mueller David J. Mueller	Independent Director	March 3, 2023
/s/ Harold "Skip" Perry Harold "Skip" Perry	Independent Director	March 3, 2023
/s/ Timothy S. Morris Timothy S. Morris	Independent Director	March 3, 2023
/s/ Paula Mathews Paula Mathews	Director	March 3, 2023

Appendix A

	For the Year Ended December 31,						
	2016	2017	2018	2019	2020	2021	2022
Net income (loss)	$ (26,103,609)	$ (14,986,290)	$ (3,720,730)	$ (25,095,538)	$ (51,206,803)	$ (19,564,718)	$ 21,669,452
Adjusted to exclude:							
Tenant Protection Program revenue	—	—	—	—	—	(6,520,645)	(7,455,948)
Managed REIT Platform revenue	—	—	—	(3,068,306)	(8,048,630)	(6,322,970)	(7,819,216)
Managed REIT Platform expenses	—	—	—	2,739,556	2,806,921	1,451,166	2,485,290
Costs incurred in connection with the property management changes	—	775,709	—	—	—	—	—
Asset management fees	2,970,847	5,346,280	5,445,528	3,622,559	—	—	—
General and administrative	2,860,653	3,457,907	4,848,447	10,461,453	16,471,199	23,265,196	28,253,905
Depreciation	11,213,663	19,939,856	20,379,694	29,605,278	32,294,627	40,946,406	49,417,679
Intangible amortization expense	10,864,617	13,512,217	2,422,997	11,493,394	9,777,116	12,422,205	15,200,854
Self administration transaction expenses	—	—	—	1,572,238	—	—	—
Acquisition expenses	13,702,058	504,599	1,126,338	225,550	1,366,092	934,838	888,009
Contingent earnout adjustment	—	—	—	200,000	(2,500,000)	12,619,744	1,514,447
Impairment of goodwill and intangible assets	—	—	—	—	36,465,732	—	—
Impairment of investments in Managed REITs	—	—	—	—	4,376,879	—	—
Write-off of equity interest and pre-existing relationships upon acquisition of control	—	—	—	—	—	8,389,573	2,049,682
Gain on equity interest upon consolidation	—	—	—	—	—	—	(16,101,237)
Gain on sale of real estate	—	—	—	(3,944,696)	—	(178,631)	—
Interest expense	10,906,668	18,194,016	19,170,970	41,428,312	36,053,312	33,383,604	41,511,911
Net loss on extinguishment of debt	—	—	—	2,647,633	—	2,444,788	2,393,475
Gain resulting from acquisition of unconsolidated affiliates	—	—	—	(8,017,353)	—	—	—
Income tax expense (benefit)	—	—	—	—	(160,461)	(1,811,275)	(554,785)
Other	286,438	367,385	701,203	624,958	(5,826,258)	2,055,351	848,805
Total net operating income	$ 26,701,335	$ 47,111,679	$ 50,374,447	$ 64,495,038	$ 71,869,726	$ 103,514,632	$ 134,302,323



SmartStop®
Self Storage REIT, Inc.

Corporate Office

10 Terrace Road
Ladera Ranch, CA 92694
949.429.6600

SmartStop® Investor Relations

ir@SmartStop.com
949.542.3331
investors.SmartStopSelfStorage.com

Transfer Agent
Strategic Transfer Agent Services, LLC

19900 MacArthur Blvd., Suite 250
Irvine, CA 92612
investorrelations@sam.com
866.418.5144
